07054935

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period May 23, 2007

INTESA SANPAOLO S.p.A.
(formerly Intesa S.p.A. and Sanpaolo IMI S.p.A.)

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: /s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: May 23, 2007

SANPAOLO IMI

ANNUAL REPORT 2006

123457890

STEINBERG

INTESA SANPAOLO

Intesa Sanpaolo S.p.A.

Legal Offices:
Piazza San Carlo, 156
10121 Torino (Italy)
Tel. +39 011 5551

Secondary Offices:
Via Monte di Pietà, 8
20121 Milano (Italy)
Tel. +39 02 87911

Investor Relations
Tel. +39 02 8794 3180
Fax +39 02 8794 3123
E-mail investor.relations@intesasanpaolo.com

Media Relations
Tel. +39 02 8796 3531
Fax +39 02 8796 2098
E-mail stampa@intesasanpaolo.com

Internet: www.intesasanpaolo.com

Intesa Sanpaolo S.p.A. **(legal entity resulting from the merger)**
Legal Offices: Piazza San Carlo, 156 10121 Torino (Italy) Secondary Offices: Via Monte di Pietà, 8 20121 Milano (Italy) - Share Capital euro 6,646,436,318.60 - Registration number in the Turin Register of Companies and fiscal code 00799960158 - VAT number 10810700152 - Member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund - Registration number in the Register of Banks 5361 - Parent Bank of the "Intesa Sanpaolo" banking group and registered in the National Register of Banking Groups

2006 Annual Report

PREPARED ACCORDING TO IAS/IFRS INTERNATIONAL ACCOUNTING STANDARDS

SANPAOLO IMI S.p.A.

COMPANY REGISTERED IN THE REGISTER OF BANKS

PARENT BANK OF THE SANPAOLO IMI BANKING GROUP

REGISTERED IN THE REGISTER OF BANKING GROUPS

REGISTERED OFFICE: PIAZZA SAN CARLO 156, TURIN, ITALY

SECONDARY OFFICES:

- VIALE DELL'ARTE 25, ROME, ITALY

- VIA FARINI 22, BOLOGNA, ITALY

SHARE CAPITAL EURO 5,400,253,255.68 FULLY PAID

FISCAL CODE, VAT NUMBER AND REGISTRATION NUMBER

TURIN REGISTER OF COMPANIES: 06210280019

ABI CODE 1025-6

MEMBER OF THE INTERBANK DEPOSIT GUARANTEE FUND

NOTES

DUE TO THE MERGER OF SANPAOLO IMI S.P.A. INTO BANCA INTESA S.P.A. (WITH THE NEW NAME OF INTESA SANPAOLO S.P.A.), SANPAOLO IMI S.P.A. HAS TRANSFERRED TO THE INCORPORATING PARTY ASSETS, LIABILITIES AND ECONOMIC COMPONENTS RESULTING AT 31 DECEMBER 2006, WITH LEGAL AND ACCOUNTING EFFECT FROM 1 JANUARY 2007.

THE PRESENT DOCUMENT INCLUDES THE PARENT BANK AND CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2006 OF SANPAOLO IMI S.P.A. AND THE SANPAOLO IMI GROUP, PRIOR TO THE MERGER.
THESE DOCUMENTS ARE SUBJECT TO THE APPROVAL OF THE ADMINISTRATIVE BODIES OF THE INCORPORATING COMPANY, INTESA SANPAOLO S.P.A.

THE 2006 ANNUAL REPORT HAS BEEN TRANSLATED FROM THAT ISSUED IN ITALY FROM ITALIAN INTO ENGLISH SOLELY FOR THE CONVENIENCE OF INTERNATIONAL READERS.
THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS OVER ANY TRANSLATION.

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors up to 31 December 2006

	Luigi Arcuti	*Honorary Chairman*
Board of Directors	Enrico Salza (*)	*Chairman*
	Maurizio Barracco	*Director*
	Pio Bussolotto (*)	*Director*
	Giuseppe Fontana	*Director*
	Ettore Gotti Tedeschi (*)	*Director*
	Alfonso Iozzo (*)	*Managing Director (**)*
	Virgilio Marrone	*Director*
	Iti Mihalich	*Director*
	Anthony Orsatelli	*Director*
	Emilio Ottolenghi (*)	*Director*
	Orazio Rossi (*)	*Deputy Chairman*
	Gian Guido Sacchi Morsiani (*)	*Director*
	Alfredo Saenz Abad	*Director*
	Mario Sarcinelli	*Director*
	Leone Sibani	*Director*
	Alberto Tazzetti	*Director*
	Josè Manuel Varela (*)	*Director*

(*) Members of the Executive Committee
(**) Managing Director until 12 December 2006 and Member of the Board of Directors until 31 December 2006

Board of Statutory Auditors	Maurizio Dallocchio	*Chairman*
	Aureliano Benedetti	*Auditor*
	Gianluca Ferrero	*Auditor*
	Augusto Franchini	*Auditor*
	Paolo Mazzi	*Auditor*
	Carlo Pavesio	*Supplementary Auditor*
	Paolo Piccatti	*Supplementary Auditor*
General Manager	Pietro Modiano	
Independent Auditors	PricewaterhouseCoopers S.p.A.	

As at 31 December 2006, the company bodies ceased to exist as a result of the suppression of SANPAOLO IMI S.p.A. as a legal entity which, as of 1 January 2007, was merged by incorporation into Banca Intesa S.p.A. that assumed the new name of Intesa Sanpaolo S.p.A..

Contents

Key figures (1)

	31/12/2006	31/12/2006 restated	31/12/2005	Change 31/12/2006 - 31/12/2005 (%)	Change 31/12/2006 restated - 31/12/2005 (%)
CONSOLIDATED BALANCE SHEET (€/mil)					
Total assets	288,551	280,683	263,258	+9.6	+6.6
Loans to customers (excluding NPLs)	156,699	152,746	138,427	+13.2	+10.3
Equity shareholdings	893		819	+9.0	
Group net shareholders' equity	14,338		13,483	+6.3	
CUSTOMER FINANCIAL ASSETS (€/mil)					
Total financial assets (2)	446,394	438,670	401,838	+11.1	+9.2
- direct deposits	187,564	181,432	165,230	+13.5	+9.8
- indirect deposits	284,812	283,220	262,232	+8.6	+8.0
- asset management	162,293	161,704	157,990	+2.7	+2.4
- asset administration	122,519	121,516	104,242	+17.5	+16.6
LOAN RISK RATIOS (%)					
Doubtful loans / Loans to customers	2.0	2.0	2.4		
Non-performing financing / Loans to customers	0.7	0.7	0.8		
Problem and restructured financing / Loans to customers	0.8	0.8	0.8		
Financing due/overdue by more than 180 days / Loans to customers	0.5	0.5	0.8		
EQUITY SOLVENCY RATIOS (%) (3)					
Core tier 1 ratio	6.4		6.8		
Tier 1 ratio	7.0		7.4		
Total risk ratio	9.2		9.4		
SHARES					
Number of shares (thousands)	1,875,088		1,871,151	+0.2	
Listing for the period (€)					
- average	15.127		11.836	+27.8	
- low	12.986		10.201	+27.3	
- high	17.928		13.420	+33.6	
Market capitalization (€/mil)	33,002		24,719	+33.5	
Dividend per share (€) (4)			0.57		
Dividend per share / Average annual listing (%) (4)			4.82		
Book value per share (€) (5)	7.66		7.22	+6.1	
OPERATING STRUCTURE					
Employees (6)	50,071	42,905	42,326	+18.3	+1.4
- Italy	40,839	40,037	39,641	+3.0	+1.0
- Foreign	9,232	2,868	2,685	n.s.	+6.8
Domestic branches	3,286	3,201	3,172	+3.6	+0.9
Foreign branches and representative offices	415	156	136	n.s.	+14.7
Financial planners	4,217	4,217	4,151	+1.6	+1.6

	2006	2005	Change 2006 / 2005 (%)
CONSOLIDATED STATEMENT OF INCOME (€/mil)			
Net interest income	4,138	3,798	+9.0
Net commissions	3,389	3,284	+3.2
Total operating income	9,098	8,201	+10.9
Net adjustments to loans	-501	-492	+1.8
Net adjustments to other financial assets	-12	-1	n.s.
Net operating income	8,585	7,708	+11.4
Operating costs	-4,898	-4,656	+5.2
Pre-tax operating profit	3,590	2,954	+21.5
Net profit	2,148	1,983	+8.3
Net profit per share (€) (7)	1.15	1.06	+8.5
Diluted net profit per share (€) (7)	1.15	1.06	+8.5
MAIN RATIOS (%)			
RoE (8)	17.6	17.2	
Cost / Income ratio (9)	53.8	56.8	

(1) During 2006, the major changes to the Group's scope of consolidation are attributable to the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. As these changes mostly took place at the close of the year, they had no significant impact on the statement of income, but did affect the main operating volumes. In order to give a homogeneous comparison of the volumes, the column "31/12/2006 restated" contains the figures reconstructed on the basis of the scope existing at the end of 2005.

(2) Includes netting between direct deposits and asset management.

(3) Solvency ratios as at 31 December 2005 have been reworked compared to figures from the 2005 Financial Statements in order to take into account the introduction of definitive provisions and specific regulations for transition to IAS/IFRS published by the Bank of Italy in April 2006.

(4) The 2006 dividend will be distributed by the new legal incorporating body Intesa Sanpaolo S.p.A..

(5) Net shareholders' equity / Number of shares in circulation.

(6) Includes atypical contracts.

(7) Calculated on the basis of IAS 33.

(8) Net profit / Net shareholders' equity at year-end (excluding profit).

(9) Personnel costs, other administrative costs and amortization / Total operating income. The indicator is calculated on the basis of the values expressed in the reclassified statement of income. The Attachments to the consolidated financial statements contain a comparison of the reclassified statements and the relative financial statement tables.

Group structure


SANPAOLO IMI GROUP
CENTRAL FUNCTIONS
SANPAOLO IMI
• Governance, support and control functions
• Equity shareholdings
- Sanpaolo IMI International (Luxembourg)
- Santander Central Hispano (Spain; 2.2%)
- Natixis (France; 1.7%)
- Banque Palatine (France; 37.3%)
- Cassa di Risparmio di Firenze (18.6%)
- Banca delle Marche (7%)
- Other equity shareholdings
• Finance
• Macchina Operativa Integrata (Integrated Operating Vehicle)
BANKING
RETAIL & PRIVATE
• Sanpaolo IMI-Retail & Private
• Cassa di Risparmio di Padova e Rovigo-Retail & Private
• Cassa di Risparmio in Bologna-Retail & Private
• Cassa di Risparmio di Venezia-Retail & Private
• Friulcassa-Retail & Private
• Sanpaolo Banca dell'Adriatico-Retail & Private
• Sanpaolo Banco di Napoli-Retail & Private
• Neos Banca (99.5%)
• Farbanca (19.3%) (1)
CORPORATE
• Sanpaolo IMI-Companies
• Cassa di Risparmio di Padova e Rovigo-Companies
• Cassa di Risparmio in Bologna-Companies
• Cassa di Risparmio di Venezia-Companies
• Friulcassa-Companies
• Sanpaolo Banca dell'Adriatico-Companies
• Sanpaolo Banco di Napoli-Companies
• Sanpaolo Leasint
WHOLESALE
• Sanpaolo IMI-Large Groups
• Sanpaolo IMI-International Network
- Sanpaolo IMI Bank Ireland (Ireland)
- Sanpaolo IMI Internazionale
• Banca IMI
• Banca OPI
- FIN.OPI
OTHER ACTIVITIES
• IMI Investimenti
• Cassa dei Risparmi di Forlì (38.3%) (3)
• Sanpaolo Bank (Luxembourg)
- Sanpaolo Bank Suisse (Switzerland)
- Sanpaolo Immobiliere
• Sanpaolo Fiduciaria
SAVINGS AND ASSURANCE
EURIZON FINANCIAL GROUP
EURIZONVITA
• EurizonLife (Ireland)
• EurizonTutela
• Universo Servizi
BANCA FIDEURAM (92.5%) (2)
• Sanpaolo Invest SIM
• Financière Fideuram (France)
- Euro-Tresorerie (France)
- Fideuram Wargny Gestion SAM (France)
• Fideuram Investimenti
• Fideuram Bank (Luxembourg)
- Fideuram Bank Suisse (Switzerland)
• Fideuram Fiduciaria
• Fideuram Gestions (Luxembourg)
• Fideuram Asset Management (Ireland)
• Sanpaolo Invest Ireland (Ireland)
EURIZON CAPITAL
• Eurizon Capital (Luxembourg)
• Eurizon Alternative Investments

(1) On 6 March 2007 it was decided to cede the shareholdings in Farbanca to Banca Popolare di Vicenza.

(2) Shareholding held directly or indirectly by Eurizon as a result of the voluntary Public Offer concluded on 25 October 2006. On 18 January 2007, the residual obligatory Public Offer launched by Eurizon on 7.5% of the capital of Banca Fideuram was concluded. As a result of the residual offer, Eurizon held 98.7% of Banca Fideuram and will exercise its purchasing rights on the remaining shares within four months. The Italian Stock Exchange arranged the delisting of Banca Fideuram shares as from 24 January 2007.

(3) As from 19 March 2007, Cassa dei Risparmi di Forlì took on the name Cassa dei Risparmi di Forlì e della Romagna.

Consolidated Financial Statements and Reports

Reclassified Consolidated Financial Statements

Reclassified Consolidated Statement of Income (1)

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
A. Net interest income	4,138	3,798	+9.0
B. Net commissions	3,389	3,284	+3.2
C. Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	85	58	+46.6
D. Dividends and income from other financial assets and liabilities	889	526	+69.0
E. Profits (losses) on equity shareholdings	128	104	+23.1
F. Income from insurance business	469	431	+8.8
TOTAL OPERATING INCOME	**9,098**	**8,201**	**+10.9**
G. Net adjustments to loans	-501	-492	+1.8
H. Net adjustments to other financial assets	-12	-1	n.s.
NET OPERATING INCOME	**8,585**	**7,708**	**+11.4**
I. Personnel costs	-2,945	-2,769	+6.4
L. Other administrative costs	-1,552	-1,452	+6.9
M. Net adjustments to tangible and intangible assets	-401	-435	-7.8
- Operating costs (I+L+M)	-4,898	-4,656	+5.2
N. Other net income (expenses)	53	74	-28.4
O. Impairment of goodwill	-	-47	-100.0
P. Profits (losses) from disposals of investments	28	16	+75.0
Q. Net provisions for risks and charges	-178	-141	+26.2
PRE-TAX OPERATING PROFIT	**3,590**	**2,954**	**+21.5**
S. Taxes for the period	-1,067	-919	+16.1
T. Profits (losses) on disconitinued operations	20	5	n.s.
U. Integration charges net of tax	-341	-	n.s.
V. Profit attributable to minority interests	-54	-57	-5.3
NET PROFIT	**2,148**	**1,983**	**+8.3**
Net profit per share (€)	1.15	1.06	+8.5
Diluted net profit per share (€)	1.15	1.06	+8.5

(1) The reclassified consolidated statement of income aims to present management economic margins. The contribution of the Group's insurance companies to "Total operating income" is summarized in "Income from insurance business". Furthermore, the scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. In any case, as the majority of these changes occurred at the closing of the year, their impact on the statement of income was negligible.

Quarterly trend in the Reclassified Consolidated Statement of Income (1)

	2006					2005				
	Fourth quarter (€/mil)	Third quarter (€/mil)	Second quarter (€/mil)	First quarter (€/mil)	Quarterly average (€/mil)	Fourth quarter (€/mil)	Third quarter (€/mil)	Second quarter (€/mil)	First quarter (€/mil)	Quarterly average (€/mil)
A. Net interest income	1,080	1,039	1,026	993	1,035	980	954	943	921	949
B. Net commissions	855	825	856	853	847	861	860	816	747	821
C. Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	37	9	29	10	21	2	13	38	5	15
D. Dividends and income from other financial assets and liabilities	429	135	181	144	222	102	207	166	51	132
E. Profits (losses) on equity shareholdings	52	17	44	15	32	15	11	66	12	26
F. Income from insurance business	173	93	103	100	117	129	120	118	64	108
TOTAL OPERATING INCOME	**2,626**	**2,118**	**2,239**	**2,115**	**2,274**	**2,089**	**2,165**	**2,147**	**1,800**	**2,051**
G. Net adjustments to loans	-142	-126	-137	-96	-125	-135	-128	-142	-87	-123
H. Net adjustments to other financial assets	-11	-1	-	-	-3	3	-1	-2	-1	-
NET OPERATING INCOME	**2,473**	**1,991**	**2,102**	**2,019**	**2,146**	**1,957**	**2,036**	**2,003**	**1,712**	**1,928**
I. Personnel costs	-823	-724	-705	-693	-736	-754	-682	-653	-680	-692
L. Other administrative costs	-477	-342	-371	-362	-388	-422	-336	-353	-341	-363
M. Net adjustments to tangible and intangible assets	-127	-92	-98	-84	-100	-129	-105	-103	-98	-109
- Operating costs (I+L+M)	**-1,427**	**-1,158**	**-1,174**	**-1,139**	**-1,224**	**-1,305**	**-1,123**	**-1,109**	**-1,119**	**-1,164**
N. Other net income (expenses)	19	8	15	11	13	25	7	32	10	19
O. Impairment of goodwill	-	-	-	-	-	-46	-1	-	-	-12
P. Profits (losses) from disposals of investments	27	1	-	-	7	3	-	13	-	4
Q. Net provisions for risks and charges	-79	-34	-27	-38	-45	-8	-23	-75	-35	-35
PRE-TAX OPERATING PROFIT	**1,013**	**808**	**916**	**853**	**897**	**626**	**896**	**864**	**568**	**740**
S. Taxes for the period	-127	-301	-318	-321	-267	-132	-280	-280	-227	-230
T. Profits losses) on discontinued operations	-29	5	38	6	5	-11	20	-10	6	1
U. Integration charges net of tax	-341	-	-	-	-85	-	-	-	-	-
V. Profit attributable to minority interests	-6	-14	-15	-19	-14	-9	-21	-13	-14	-14
NET PROFIT	**510**	**498**	**621**	**519**	**536**	**474**	**615**	**561**	**333**	**497**

(1) The reclassified consolidated statement of income aims to present management economic margins. The contribution of the Group's insurance companies to "Total operating income" is summarized in "Income from insurance business". Furthermore, the scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. In any case, as the majority of these changes occurred at the closing of the year, their impact on the statement of income was negligible.

Reclassified Consolidated Balance Sheet (1)

	31/12/2006 (€/mil)	31/12/2005 (€/mil)	Change 31/12/2006 - 31/12/2005 (%)
ASSETS			
A. Cash and cash equivalents	1,534	1,107	+38.6
B. Financial assets (other than credit and assets held to maturity)	80,437	77,402	+3.9
C. Assets held to maturity	2,872	2,535	+13.3
D. Loans to banks	30,058	28,836	+4.2
E. Loans to customers	157,800	139,507	+13.1
F. Hedging derivatives	1,020	435	+134.5
G. Fair value changes of generically hedged financial assets (+/-)	-	-	-
H. Equity shareholdings	893	819	+9.0
I. Insurance reserves attributable to reinsurers	46	29	+58.6
L. Tangible assets	2,951	2,177	+35.6
M. Goodwill	2,023	756	+167.6
N. Other intangible assets	282	252	+11.9
O. Tax assets	2,690	2,728	-1.4
P. Non-current assets and discontinued operations	176	220	-20.0
Q. Other assets	5,769	6,455	-10.6
Total assets	**288,551**	**263,258**	**+9.6**
LIABILITIES AND SHAREHOLDERS' EQUITY			
A. Due to banks	38,913	35,682	+9.1
B. Due to customers	105,493	92,306	+14.3
C. Securities issued	55,914	46,985	+19.0
D. Financial liabilities held for trading	9,664	11,342	-14.8
E. Financial liabilities designated as at fair value	26,157	25,939	+0.8
F. Hedging derivatives	1,019	730	+39.6
G. Fair value changes of generically hedged financial liabilities (+/-)	-97	-35	+177.1
H. Tax liabilities	969	860	+12.7
I. Liabilities on discontinued operations	165	164	+0.6
L. Other liabilities	9,949	10,573	-5.9
M. Provisions for risks and charges	3,274	2,883	+13.6
N. Technical reserves	22,540	22,113	+1.9
O. Minority interests	253	233	+8.6
P. Group net shareholders' equity	14,338	13,483	+6.3
Total liabilities and net shareholders' equity	**288,551**	**263,258**	**+9.6**

(1) The scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. These changes affected some of the main operating volumes. In order to give an homogeneous comparison of these volumes, the figures reconstructed on the basis of the scope of consolidation in effect at end 2005 are given below:

Loans to customers	*153,779 €/mil*
Goodwill	*756 €/mil*
Due to customers	*100,580 €/mil*
Securities issued	*54,684 €/mil*

Quarterly trend in the Reclassified Consolidated Balance Sheet (1)

	2006				2005		
	31/12 (€/mil)	30/9 (€/mil)	30/6 (€/mil)	31/3 (€/mil)	31/12 (€/mil)	30/9 (€/mil)	30/6 (€/mil)
ASSETS							
A. Cash and cash equivalents	1,534	951	962	967	1,107	870	1,016
B. Financial assets (other than credit and assets held to maturity)	80,437	77,251	73,033	75,068	77,402	90,678	91,190
C. Assets held to maturity	2,872	2,356	2,433	2,429	2,535	2,175	1,660
D. Loans to banks	30,058	30,785	31,094	34,724	28,836	29,937	26,165
E. Loans to customers	157,800	150,184	147,330	144,170	139,507	138,289	132,443
F. Hedging derivatives	1,020	434	522	324	435	653	855
G. Fair value changes of generically hedged financial assets (+/-)	-	-	-	-	-	-	-
H. Equity shareholdings	893	1,015	985	847	819	813	796
I. Insurance reserves attributable to reinsurers	46	40	35	29	29	25	23
L. Tangible assets	2,951	2,723	2,697	2,153	2,177	2,221	2,248
M. Goodwill	2,023	794	794	756	756	761	762
N. Other intangible assets	282	231	232	239	252	256	259
O. Tax assets	2,690	2,330	2,447	2,529	2,728	3,188	3,299
P. Non-current assets and discontinued operations	176	332	798	220	220	-	-
Q. Other assets	5,769	5,097	6,881	6,151	6,455	6,478	6,910
Total assets	288,551	274,523	270,243	270,606	263,258	276,344	267,626
LIABILITIES AND SHAREHOLDERS' EQUITY							
A. Due to banks	38,913	39,656	36,376	39,385	35,682	44,193	39,963
B. Due to customers	105,493	98,385	98,009	94,516	92,306	95,499	89,907
C. Securities issued	55,914	50,966	48,509	48,290	46,985	47,005	48,072
D. Financial liabilities held for trading	9,664	9,818	9,608	11,535	11,342	13,561	14,214
E. Financial liabilities designated as at fair value	26,157	25,871	25,386	25,955	25,939	25,373	25,096
F. Hedging derivatives	1,019	527	354	541	730	1,103	874
G. Fair value changes of generically hedged financial liabilities (+/-)	-97	-82	-98	-79	-35	11	34
H. Tax liabilities	969	1,149	950	1,028	860	1,412	1,261
I. Liabilities on discontinued operations	165	265	585	164	164	-	-
L. Other liabilities	9,949	7,999	11,835	10,121	10,573	10,162	11,378
M. Provisions for risks and charges	3,274	2,620	2,575	2,801	2,883	2,620	2,627
N. Technical reserves	22,540	22,603	22,000	21,893	22,113	22,135	21,709
O. Minority interests	253	207	205	245	233	218	196
P. Group net shareholders' equity	14,338	14,539	13,949	14,211	13,483	13,052	12,295
Total liabilities and net shareholders' equity	288,551	274,523	270,243	270,606	263,258	276,344	267,626

(1) The scope of consolidation of the Group was widened during 2006 with the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria, as well as, from the second quarter, Banca Italo Albanese. These changes affected some of the main operating volumes. In order to give an homogeneous comparison of these volumes, the figures reconstructed on the basis of the scope of consolidation in effect at end 2005 are given below:

Loans to customers	*153,779 €/mil*
Goodwill	*756 €/mil*
Due to customers	*100,580 €/mil*
Securities issued	*54,684 €/mil*

Report on Group Operations

Economic background

The international context

The world economy closed 2006 with a growth estimated at around 5%, for the third year in succession. The United States has gone through large-scale resizing of the property prices which has slowed economic growth. On the other hand, the euro-area regained cyclical strength and returned to growth with rates above the expected. Despite statistical revision, Japan's production remained around 2%. Emerging countries, especially China and India, continued to grow at fast rates thanks to the performance of international trade and large inflows of capital. Finally, with the intensification of so-called South-South commercial and financial exchanges, even those economies on the margins of development showed improvements in the levels of pro capita income.

The performance of raw material prices was stable in the first half of the year but fell towards the end of 2006. Despite continuing geopolitical tension in the Middle East, the price of crude oil benefited from favorable climatic conditions and the good performance of reserves. Oil reached 78 dollars a barrel in July then fell by over 20% and closed at 61 dollars a barrel at the end of December.

Although consumer prices rose in many countries, worldwide underlying inflation (less the performance on energy and food prices) remained steady. The rise in energy prices was not reflected in salary increases and medium-term inflation forecasts remained low.

After a particularly robust first quarter, the real economy in the United States began to decelerate towards tendential growth rates below potential. GDP increased 3.3% in 2006, a slight rise over 2005. The major driving force was internal demand, especially consumption sustained by disposable income. Corporate investment were slightly downsized while residential investments fell heavily into the negative.

The public sector deficit was slightly reduced to 1.9% of GDP in 2006 from 2.6% in 2005. However, foreign debt continued to grow and reached around 7% of GDP.

Overall inflation in the United States (3.4%) followed the trend of oil prices and was accompanied by a rise in underlying consumer prices (2.5%), above the limit considered sustainable by the Federal Reserve (Fed).

After raising rates from 4.25% to 5.25% in the first part of the year in response to a decelerating economy and with inflationary pressures under control, the US central bank then kept the policy rate unchanged. The performance of long-term rates only partly followed the rise in short-term rates, accentuating the negative curve and closing the year at 4.70%.

The decrease of the interest differential between the United States and the eurozone, connected to the ending of restrictive actions of the Fed and the continuation of the policy of raising policy rates in the EMU – together with fears of a sharp deceleration of the American economy – led to a depreciation of the dollar against the euro after a prolonged period of stability. The dollar/euro exchange rate opened the year at around 1.18 and closed at 1.32, a depreciation of some 11.5%. The dollar's exchange against the yen appreciated by a little under 0.9%.

During 2006, the Japanese economy showed an annual growth of around 2% which, without being exceptional, was within the average of mature economies. Despite business and family confidence remaining high, the weakness of consumption, in the face of disappointing rises in real wages, and the poor performance of investments have a bearing on future prospects.

On the prices front, the prolonged phase of deflation seems to have passed, even if the change in the consumer price index remains very small. Faced with uncertainty in the economic cycle and a more placid than expected performance of prices, the central bank of Japan has kept interest rates unchanged at 0.25% from July to the end of the year.

As far as emerging countries are concerned, 2006 saw their continuing autonomy from the cyclical phase of the mature economies, thanks both to the development of the domestic markets and to the performance of foreign demand.

Latin America enjoyed sustained growth (4.7%), mainly stimulated by the boom in the price of raw materials and public spending connected to scheduled elections. However, the development of the region remains influenced by the political situation. In some countries, governments are finding it difficult to give strong indications of implementing the structural reforms necessary to improving competitivity.

Some new members of the European Union saw their prospects for joining the euro-area diminish because of a drifting away from the plan of convergence to the fiscal parameters foreseen in the Maastricht Treaty. The year ended with the entry of Bulgaria and Romania into the EU, while negotiations for the entry of Turkey are stalled over the disagreements over Cyprus.

In 2006, Asia continued to stand out from the emerging markets because of a particularly brilliant economic performance. With the exception of Indonesia, all the major countries in the area witnessed an acceleration in growth. More in detail, China and India continued to expand – respectively growing 10.6% and 8.5% – and are increasingly the drivers for the development of the entire area. The region has also continued to receive foreign capital, mainly in the form of FDI. The continuing inflow of foreign capital has translated into a general appreciation of Asian currencies which led some countries in the area to loosen restrictions of the export of capital in the final months of the year. In line with the exceptional advance of China, also the yuan tended towards appreciation, heavily balanced by the intervention of the authorities.

Oil prices have influenced the macro-economic performance of countries in the MENA area (Middle East, North Africa). Besides the obvious benefits for producing countries, the significant rise in the amount of money remitted by emigrants and the increase in liquidity – transformed into greater investment – have created growth opportunities for the entire region. The good cyclical phase allowed the authorities to accelerate their efforts for greater economic diversity. All the same, intensification of tensions in Iraq, anxiety over Iran's nuclear program and the political situation in Lebanon continue to foster a geopolitical uncertainty that penalizes the area.

The eurozone and Italy

Despite alternating growth rates, economic activity in the euro-area closed 2006 in a favorable cyclical phase. Overall, estimates for annual GDP growth (2.8%) show the highest annual rate since 2001. Internal demand made the greatest contribution to the growth, allowing consolidation of the economic recovery and less dependence on foreign impulse. Investments were favored by good financing conditions, while final family consumption was sustained by a rise in employment. The performance of the economy became more solid over the course of 2006, thanks also to the geographical spread of the recovery phase. Of the main member countries, Spain posted the highest average quarterly growth rate, followed by Germany, Italy and France.

Overall inflation, mainly driven by the performance of energy costs, was 2.2% for the year. Underlying inflation remained stable at 1.4%, indicating that the indirect and secondary effects (wage-price spiral) of the rises in oil prices were quite limited. The positive performance of GDP and the non-marginal risks for price stability led the ECB to increase the policy rate gradually to 3.5% in December.

For Italy, 2006 was the year of cyclical recovery, after a five-year period of predominant stagnation. GDP grew by 1.9%. Foreign demand gave important support to the performance of exports, and therefore growth that generally appeared more balanced thanks to the increased solidity also of the internal components of demand. Family consumption in particular showed encouraging signs of recovery. Investment recorded an increase in equipment for companies while households continued to buy homes.

The year was characterized by the recovery of Italian industry. Industrial production posted an increase of over 2%, driven by expansion in sales, mainly on foreign markets. Instrumental goods made the largest contribution, favored by the recovery of the cycle of German investments. The performance of the automobile, electrical and electronic and machinery compartments should also be mentioned. There were less obvious signs of recovery in some of the more traditional sectors such as textiles and clothing, furniture and non-metallic mineral working. However, these sectors showed signs of a repositioning of production towards supply segments with higher added value.

The overall contribution of industry to the national product was still contained, unlike services. The profitability of manufacturing companies was penalized by the cost of raw materials, in particular energy, that led to a significant erosion of operating income from the typical operations in some industrial sectors.

At territorial level, the economic recovery seems spread over all areas, even if with some differences. On the supply side, the regions of the North not only benefited for the recovery of the manufacturing sector but also recorded considerable progress in services, as can be seen from the employment figures. On the demand side, export recorded its major rises in the regions of the Center which also saw the highest household spending. Overall, forecasts for the South indicate growth below the national average.

Thanks to inflows well above expectations, the balance for public finance for all of 2006 is in net improvement. Deficit on GDP (4.4% in 2005) fell to 2.4% in 2006, net of one-off charges. On the other hand, the ratio between public debt and GDP is estimated to be worsening for the second year in succession.

The inflation rate for 2006 was 2.1%, a slight rise over 2005 (1.9%). In the final months of the year, the inflationary pressures deriving from energy prices lessened, bringing inflation back to under 2%.

Banking industry

Banking activity was very lively during the year. Overall loans, according to harmonized series, recorded an all-time increase (+10.7%), characterized by a wide positive differential with respect to the growth of nominal GDP. The performance of loans was mainly sustained by the compartments linked to the property market, such as home mortgages, financing to building and public works, and to some service compartments. Another important contribution came from insurance companies and pension funds, involved in restructuring processes partly connected to pension reform.

In 2006, household loans rose by 9.8%, a very slight decrease compared to 2005. Demand was mainly for mortgages to purchase homes, favored by the slow settling of property prices and the continuation of an attractive monetary policy. In parallel, consumer credit continued to expand. Despite the progress towards European standards, the rate of household debt (54% in 2006) remained at lowish levels.

Loans to non-financial companies increased strongly over the year (+12.3%), in line with the exuberant credit cycle in periods of economic expansion. Loans to industry in the strict sense seemed lower than to other sectors, although they did show a significant tendential acceleration related to the recovery of investments and production.

The intense recourse of households to consumer credit and the need of circulating capital for industrial companies accelerated the performance of short-term loans (+8.9% for loans up to one year), even with a continuing considerable gap compared to the medium-/long-term segment (+12.4%).

At territorial level, the available data show a lively contribution to the rise of overall loans from the South and Islands. This was accompanied by the driving effect of demand in the North West where there was a recovery of loans to industrial companies which, all the same, were still at low levels.

Net non-performing loans continued to decrease during 2006, keeping risk indicators at contained levels.

The performance of internal funding, according to harmonized series, was particularly positive during the year (+9.6%), thanks to intense placement of banking bonds in all currencies (+12.5%). Overall growth in other funding components was high, thanks to the solid contribution of repurchase agreements. Deposits (+5.6%) were affected by companies using part of their liquid assets to finance production processes.

Monetary restriction in 2006 led to an increase of 125 basis points in policy rates since the end of 2005, leading to a rise in banking interest rates. Asset rates rose more for non-financial companies (+85 basis points), especially for the long-term. As far as household rates are concerned (+55 basis points), there was a more significant increase in the charges for home mortgages compared to other types of loans. With regard to liabilities, deposits and bond rates were more or less stuck (+50 basis points). The different reaction of banking rates caused a rise in the short-term spread (+27 basis points), an effect on the broadening of the mark-down (+85 basis points) and the parallel fall in the mark-up (-58 basis points), compressed by the growing competition of the sector.

Securities brokerage

International share indices closed the year rising strongly, particularly in Europe. The positive trend of markets in 2006 was in line with the very good performance of company profits that grew at fast rates and above expectations.

Overall, the growth of market indices was concentrated in the second half of the year, driven by the fall in oil prices that, starting in mid-summer, favored a rise in the indices and contributed to a lessening of inflationary pressures and the containment of the upward drive of interest rates, especially in the United States. The weakening of tension was also seen in the performance of share volatility indices, which fell after the highs of the summer to historical low values.

In 2006, the S&P500 index gained over 13.6%, Nikkei 6.9%, DJStoxx (for 600 European companies) 17.8%, DJEuro Stoxx 20.3% and S&PMIB 16%. Taking into account that the euro exchange rate appreciated 11.5% against the dollar and the yen slightly depreciated against the US currency, the differences in the performance of the markets in the three areas (United States, Europe, Japan) are even more marked.

The larger gains of the European share indices reflect both the more favorable fundamental factors compared to the United States, such as the smaller starting ratio between price and profit, and the different composition of the sectors, with a lesser influence in Europe (compared to the United States) of the technological and pharmaceutical sectors whose annual performance was more contained. The biggest gains can be seen in the sectors of base materials and resources, finance, discretional consumer goods and utilities.

Because of the recovery of share prices in Italy, market capitalization of Italian companies listed on national indices rose to 778 billion euro (from 676 billion at end 2005) and is estimated at 52.8% of GDP (47.7% at end 2005). There were 21 new companies quoted (15 in 2005). On the other hand, the flow of investments into the Italian market, channeled trough Public Offers fell to 5.3 billion euro (6.8 billion in 2005), through 26 transactions (compared to 18 transactions concluded in 2005, that however included placements of considerable importance such as that for ENEL). Funds obtained by listed companies through capital increases amounted to 5.1 billion euro (compared to 12.1 billion in 2005), associated to 23 operations (21 in 2005). The average daily value of shares exchanged increased to 4.5 billion euro (as against 3.7 billion in 2005).

Asset management

Asset management suffered a considerable slowing down during 2006. A symptom of this was the weak performance of mutual funds which witnessed a large outflow (-18 billion euro), partly motivated by the decisions to realize gains accumulated in three years of positive markets. Despite the outflow of resources, the volumes managed rose to 609 billion in December thanks to the appreciation of the amounts. The lively expansion of round trip funds, subjected to a more favorable tax regime than Italian funds, and of foreign funds partly counterbalanced the negative performance of Italian funds.

The available figures indicated that the life insurance business went through a year of adjustment characterized by a fall in premiums and a more contained performance of technical reserves.

Action points and initiatives in the year

Merger between SANPAOLO IMI and Banca Intesa and the new Business Plan

2006 was a turning-point for the Group with the birth of a new player in the banking industry in Italy and Europe as a result of the merger between SANPAOLO IMI and Banca Intesa. The transaction, approved by their respective extraordinary shareholders' meetings and authorized by the authorities, was concluded on 28 December 2006 by stipulating the merger agreement, which took legal, accounting and taxation effect as of 1 January 2007. The merger of the two Groups was a particularly important event for the banking industry and the Italian economy as it created a major operator able to compete in the financial services sector on a European level. It lays the foundations for further growth and offers an exceptional opportunity to create value for the shareholders. Banca Intesa and SANPAOLO IMI have a long history and culture in the world of banking as well as unique experience in Italy; so this merger is considered low-risk and enables the new bank to take advantage of the highest potential offered by the two banks thanks to:

- high complementary territorial coverage, with a widespread network throughout the nation, concentrated in the richest areas of the country and with limited overlapping;
- increased operational efficiency made possible by the economies of scale obtained by sheer size;
- high business and organizational compatibility characterized by the presence of a Parent Bank with clear responsibilities for management and control over local banks and firms specialized in specific products and services.

The new Group is among the leaders in eurozone banking groups, with a market capitalization of about 75 billion euro at the beginning of 2007. It is a leader in Italy, with an average market share of around 20% in all business segments and a network of about 5,500 branches well-distributed throughout the country.

The merged Group has an important role in Central-Eastern Europe with approximately 1,400 branches and over seven million subsidiary bank customers. It also boasts an international network specialized in supporting corporate customers, which covers in particular countries in the Mediterranean and areas where Italian companies are most active, such as the United States, Russia, China and India.

In relation to corporate governance, Intesa Sanpaolo adopted a dualistic administration and control system, comprising:

- a Supervisory Board, elected by the Shareholders' Meeting, through the list vote mechanism. The powers assigned pursuant to the articles of association, in addition to matters set forth by law, include approval of industrial and financial plans, the company and Group budget prepared by the Management Board, as well as strategic operations and particularly important economic-financial transactions;
- a Management Board, appointed by the Supervisory Board, which is assigned the management of the company in compliance with the strategic guidelines approved by the Supervisory Board. To this end, it carries out all operations of ordinary and extraordinary management which are required for achieving company objectives.

The organization model adopted by Intesa Sanpaolo is based on sixteen Head Office Departments – thirteen of which are grouped into four Governance Units – for guidance, coordination and control and six Business Units, described below, with specific business responsibilities:

- Territorial Bank Division, its mission is to serve retail customers (families, affluent, small business, private and companies), creating value through widespread coverage of the country, attention to local market needs and maximizing the brands of banks and specialized firms under the Business Unit;
- Corporate and Investment Banking, dedicated to corporate customers and financial institutions in Italy and abroad, with the task of creating value through the offer of corporate banking products and services for their customers and investment banking, capital markets, merchant banking and factoring for the entire Group;
- Foreign Banks, with the task of supervising and coordinating foreign markets, where the new Group is present through subsidiary and partly-owned commercial banks, defining strategies aimed at identifying growth opportunities and managing relations with centralized structures of the Parent Bank and with international branches and offices belonging to the Corporate Business Unit;
- Public Finance, responsible for customers in government, public entities, local authorities, public utilities, healthcare structures and general contractors and responsible for developing activities related to lending, project financing, securitizations, financial consulting and taking part in initiatives and projects for investing in the reference segments;
- Eurizon Financial Group whose mission is to create value by providing insurance and financial services for pension plans, investment and protection of persons and assets;
- Group Finance, responsible for overall monitoring of activities related to treasury, cash flow management, financial and exchange rate risks and operational management of active capital management and funding.

The operation as a whole was viewed as a "merger between equals"; nevertheless, it needs to be accounted for in compliance with standards set forth by IFRS 3 international policy, which require that a "buyer" be identified. Banca Intesa was defined as the buyer. Furthermore, in accordance with IFRS 3, 1 January 2007, the date when the legal effects of the merger became applicable, was identified as the date of acquisition and, therefore, as the date when the balances of the merged company were incorporated with those of the merging company. In the merger between SANPAOLO IMI and Banca Intesa, the acquisition cost is represented by the fair value of Banca Intesa shares issued as of the trade date, in exchange for the shares of the merged company SANPAOLO IMI (exchange ratio of 3,115 ordinary shares of the new Intesa Sanpaolo Group, at a nominal value of 0.52 euro for every SANPAOLO IMI ordinary or preference share at a nominal value of 2.88 euro). The cost was set at 34,126 million euro, in addition to accessory charges for the transaction such as professional fees, costs for reports and appraisals.

After receiving authorization from the Bank of Italy at the end of October, on 20 December 2006 also the Italian Antitrust Authority authorized the transaction with the obligation to fulfill certain commitments undertaken by the merging company, which are outlined below:

- sell to Crédit Agricole, by 12 October 2007, the networks of Cariparma and Friuladria, amounting to 452 branches (carried out on 1 March 2007), Po Vita and 202 branches;
- sell an additional 197 branches, following transparent and non-discriminatory procedures, to one or more independent third parties that are not shareholders;
- inability to open new branches in 19 provinces for two years;
- wind up the joint venture in CAAM SGR and the related distribution agreement (the agreement to wind it up was signed by Intesa Sanpaolo and Crédit Agricole on 19 March 2007);
- sell to a third party a company branch consisting of a group of activities and structures for the production and management of life I, III and V insurance policies provided at 1,133 branches of Intesa Casse del Centro and Sanpaolo Banco di Napoli, in addition to other former Banca Intesa branches operating in the same geographical areas;
- inability to distribute life I, III and V insurance policies produced by Intesa Vita and/or by Generali through former SANPAOLO IMI branches or produced by EurizonVita through former Banca Intesa branches;
- adopt suitable measures to ensure that the members of the Supervisory Board and Management Board of Intesa Sanpaolo indicated by Generali, or in any case who have any direct or indirect personal relations with Generali, do not influence in any way the business strategies of Eurizon and its subsidiaries.

These commitments, which do not change the objectives of the merger, were deemed by the Antitrust Authority as suitable to overcome any critical issues related to competition that may arise from the merger and to prevent forming or strengthening dominant positions.

With the agreement dated 1 December 2006, and in order to reduce future numbers in personnel as a result of the reorganization/restructuring processes related to the merger with Banca Intesa, SANPAOLO IMI and the Group trade union representatives agreed to design an initiative to provide incentives for employees to leave, by accessing extraordinary provisions from the Solidarity Fund of the credit sector (governed by Ministerial Decrees no. 158 of 2000 and no. 226 of 2006), and through specific measures for employees entitled to immediate retirement due to seniority or age. Taking advantage of this initiative is voluntary and should be decided by 30 June 2007; their leaving shall be planned and take place gradually over 2007 according to operational needs.

The merger was viewed positively by the market: on 2 January 2007 the international rating agency Fitch raised the support rating of Intesa Sanpaolo from 2 to 1. The other ratings assigned to the Bank were confirmed (AA- for long-term debt, F1+ for short-term and B for individual), with an outlook of stable. Also Standard & Poor's maintained assigned ratings: AA- for long-term debt and A-1+ for short-term, with an outlook of stable. The same choice was made by Moody's, who confirmed their rating.

The process for operational integration began after the legal procedures of the merger. The main activities undertaken so far focus on defining the organization structure of the new Group, managing obligations and selecting the IT system. In particular, key projects were kicked off for domestic and international company integration in the various business segments and for standardizing IT systems.

On 2 January 2007 the Intesa Sanpaolo Management Board defined the first and second level organization structure for Business Units and Head Office Departments, established their responsibilities and appointed their managers. The organization structure was then completed with the definition of the third and fourth levels of responsibility for the Territorial Bank Division, Corporate and Investment Banking, Foreign Banks, Group Finance, Head Office Departments and Staff Units. The primary governance documents are currently being drafted taking into consideration the specifics of group of origin and past experience. Obligations were also identified that are needed to ensure the new Bank's management, setting forth the best solutions to guarantee operational continuity.

Concerning the IT system, on 20 February 2007, the Management Board selected the IT platform based on former SANPAOLO IMI solutions developed and integrated with certain components of the former Banca Intesa system to manage finance and administration. The project to migrate to the target system is based on three phases: operational planning and starting up workgroups; migration preparation, including setting up technological infrastructures and the target system; completing roll-out to Intesa Sanpaolo and banks, which will enable IT integration for the Territorial Bank and specific businesses.

The 2007-2009 Business Plan is currently being defined: the strategy of Intesa Sanpaolo will focus on sustainable growth and creating value by developing stakeholder trust and maintaining strict control over all management decisions. The guidelines that will enable the new Groups to achieve these objectives are summed up below:

- consolidating excellence in relations with the customers through a strong push towards innovation in products/services, well-distributed geographical coverage throughout the country and upholding best practices in operations and management;
- achieving and maintaining clear cost leadership through economies of scale, in product factories and services/support, and synergies in governance and control;
- maximizing employee personal and professional development in order to increase human resource quality and motivation, considered a key to success for the new Group; creating a leading group in Italy with ambitions for international growth thus opening up new professional development opportunities for current employees and for new talent that the Group will be able to attract;
- favoring national development, by providing financing for large public works, company growth support, local development, innovation and modernizing public administration;
- strengthening international presence considerably, thereby benefiting from the high growth potential of foreign banks already controlled in Central-Eastern Europe and creating the conditions to increase geographical diversification;
- optimizing risk profiles and capital management, building on the excellent quality of assets and sophisticated processes/tools for risk management.

The new Business Plan, scheduled to be announced to the market in April 2007, will be a starting point to define strategies and action plans for all areas of business in which the new Group operates.

2006-2008 Plan

The merger with Banca Intesa meant an early end to the SANPAOLO IMI Group's 2006-2008 industrial Plan, whose objectives were to maximize traditional strengths, such as asset quality, solid equity, careful control over costs and brand awareness, as well as maximizing the distinctive model of the Territorial Bank, selected to strengthen the Group's network banks.

In 2006, the SANPAOLO IMI Group took steps to achieve the objectives set in the Plan. Concerning banking, the Group's core business, the Territorial Bank, strengthened links between each network bank and its local communities by maximizing brands and implementing the branch plan aimed at improving the ability to attract customers and penetrate local markets. The central offices of governance, support and control played an important role in coordinating the parties and stimulating innovation, achieving synergies of scale and scope. In particular, innovative loan products were prepared to meet the needs of customer bases with high growth potential and satisfy the market.

Many initiatives were also taken on foreign markets, aimed at favoring the internationalization of Italian companies and at strengthening Group presence in areas with high potential and low banking activities. Additionally, there was a strong push in investment banking to exploit synergies generated by further integration with the Group's network banks.

Thanks to the actions undertaken, in 2006, the SANPAOLO IMI Group achieved excellent results, greatly surpassing the objectives set in the 2006-2008 Plan for the year just ended; these results, excluding the merger costs already entered in the 2006 statement of income, meant that the target profit set forth in the Plan was achieved in advance. Also in terms of profitability, 2006 results estimate the target RoE of 18% forecast for 2008.

The main initiatives taken in the year are described hereafter for each Business Sector.

Banking

Banking operations focused on consolidating domestic presence by opening up new branches and reorganizing those already existing.

In accordance with what was set forth in the 2006-2008 branch plan for commercial banks, approved by the SANPAOLO IMI Board of Directors on 24 January 2006, 50 branches were opened during the year.

Also in accordance with the plan, territory reorganization continued which involved reorganizing Group presence in the Adriatic area, including Marche, Abruzzo and Molise. This reorganization led to the incorporation of Banca Popolare dell'Adriatico into SANPAOLO IMI and the subsequent spin-off of the company branch formed by the branches in the three regions and operating points of Banca Popolare dell'Adriatico in Romagna into Sanpaolo Banca dell'Adriatico, a new company fully controlled by the Parent Bank. Effective since 18 June 2006, 199 branches were assigned to Sanpaolo Banca dell'Adriatico, of which 130 from Banca Popolare dell'Adriatico and 69 from SANPAOLO IMI's Adriatic area. Sanpaolo Banca dell'Adriatico branches located in Romagna, together with those of SANPAOLO IMI and Cassa di Risparmio in Bologna, will later be transferred to Cassa dei Risparmi di Forlì as part of the Romagna project. This project, common to SANPAOLO IMI and the Fondazione Cassa dei Risparmi di Forlì and planned for 2007, is aimed at integrating the Group's distribution networks in Romagna with those of the Cassa dei Risparmi di Forlì (which changed its name to Cassa dei Risparmi di Forlì e della Romagna as of 19 March 2007), following the acquisition of control of the Romagna bank by SANPAOLO IMI through the assignment of the Group's branches in the area. The branches will be transferred in 2007, in addition to Cassa dei Risparmi di Forlì e della Romagna IT integration, which took place in March. Based on agreements reached in December 2006, SANPAOLO IMI, having acquired the entitlement to appoint the majority of the Board of Directors of the bank starting from 1 March 2007, had it enter the scope of 2006 line-by-line consolidation.

In addition, territorial reorganization of the North-East, which began in 2005 with the transfer of operating points between the Parent Bank and the banks of Triveneto and Emilia, was completed: between May and July 2006, 64 branches of the network banks in the region were transferred, based on the criteria of one unique brand for each area. For the Friuli Venezia Giulia region, supervision and protection will be guaranteed by Friulcassa, for the Veneto region by Cassa di Risparmio di Padova e Rovigo, with the exception of the province of Venice which will be overseen by the Cassa di Risparmio di Venezia, and for the Emilia area by Cassa di Risparmio in Bologna.

Retail & Private

Consistent with the national territorial bank model, most of the effort was addressed to reforming the offer based on the needs of target customers and increasing opportunities for relations thereby strengthening the bond with local communities.

Concerning financing, in March, a new line of residential mortgages was proposed for retail customers, promoted and placed exclusively through the Neos Banca network. Additionally, in the second half of the year, in response to the new economic context of increased interest rates, customers were offered a new type of financing which is highly flexible in terms of duration, interest rate structure and options for protection of the borrower. With the same goal, borrowers holding indexed loans were offered the possibility to change their financing into fixed-rate or balanced-rate mortgages.

To act on opportunities generated by the growing tendency for household debt, two consumer credit campaigns were made in spring and fall. These campaigns were based on the offer of a streamlined, flexible fiduciary loan product – Prestito Sanpaolo – aimed at facilitating the purchase of goods and services for private use as well as a revolving credit card, which can be matched with an insurance policy to protect the household using the financing. The strategic worth of consumer credit was confirmed at the beginning of 2007 with the implementation of commercial and operational innovations made to personal loan offers making them accessible also to customers not holding checking accounts with the Group and speeding up the process for providing financing.

The range of medium-/long-term credit products for small business was increased as this segment has high growth potential. In particular, products aimed at improving financial structure, investments, research and acquisition of innovation were developed for businesses.

Among the initiatives aimed at personal and family customers and small business clients, it is worth mentioning the medium-/long-term financing program in support of clean energy, consistent with the Group's environmental policy. This type of financing involves providing consulting on financial advantages and public incentives available provided by FIN.OPI, the Group's Investment Trust for Public Works and Infrastructures, and an agreement with Sanpaolo Leasint, a leasing company, to create a product dedicated to companies that install plants for generating or selling energy.

These types of products were provided together with financing provided in collaboration with the most representative local credit consortia in order to favor access to credit for small and medium member companies, also included in the Corporate business line. Over the year, SANPAOLO IMI reached agreements for collaboration with Unionfidi, operating in Piedmont, Liguria and part of Lombardy, Neafidi operating with several companies in Veneto, and Confidi Province Lombarde and Eurofidi, operating in several regions in North and Central Italy. In addition, a memorandum of understanding was signed with Fedart Fidi, the national federation of craftsmen's guarantee consortia and cooperatives, to facilitate, using the same approach, access to credit for craft businesses.

In October, two new accounts were introduced: Sanpaolo Zerotondo, an account without management costs for transactions carried out through direct channels, and Sanpaolo Contutto, which rewards customers with high levels of transactions, reducing the annual fee and granting additional advantages depending on the services used and financial assets held.

Initiatives to strengthen or improve insurance products were also undertaken to meet the assurance needs of customers; the range of mutual funds was broadened in the multi-manager compartment, through the extension of the offer also to households due to a lowered access threshold.

Lastly, it should be mentioned that in February the Turin 2006 Winter Olympics and Paralympics took place. Prior to and during the sports events, SANPAOLO IMI carried out various commercial promotions in order to emphasize the Group's role as a primary sponsor, such as pre-paid and revolving credit cards with an Olympic theme, and ticketing, as well as increasing the Bank's service in the area by setting up temporary branches.

Corporate

Over the year, there were several initiatives to collaborate with the most representative local credit consortia aimed at small and medium-sized companies, as announced for the Retail & Private business lines. The credit granted to members of the credit consortia is linked to the guarantee of the consortia; subsequently it is transferred to the capital market through securitization transactions, by issuing district bonds which Banca IMI, the Group's investment banking company, places with institutional investors.

This cooperation was further confirmed with the creation of a new loan product, in collaboration with Eurofidi, for small and medium-sized building companies and cooperatives and structured in a building mortgage, a fiduciary bond and a company consultancy service.

In February 2006, as already mentioned for the Retail & Private business line, a lending program was defined for personal and family customers and companies in support of clean energy.

With the aim at favoring internationalization for small and medium-sized companies, in October, SANPAOLO IMI signed a convention with SACE (Insurance Services for International Commerce) to provide financing for internationalization plans lasting 5 years and guaranteed by SACE by 70%.

SANPAOLO IMI played an important operational role in the "Fondo Rotativo per il sostegno alle imprese e agli investimenti in ricerca" (Turnover Fund to support businesses and investment in research). This Fund, created to support the competitiveness and growth of the Italian industrial system, was founded at the Cassa Depositi e Prestiti (Bank for Loans and Deposits), and is partially reserved for the Ministry of Economic Development to promote research and development projects. SANPAOLO IMI provides support to businesses that require favorable loans and manages the fund for the Ministry.

In December, the new alternative market of capital (AMC) was started up to facilitate access to risk capital for small and medium-sized companies. SANPAOLO IMI is, with Banca Intesa, among the promoters of the initiative, together with ABI and the Italian stock exchange, and will have the task of managing the transactions and ensuring they are carried out regularly. AMC is reserved for institutional investors and will act as an open and transparent showcase that will favor the search for new partners and will enable an increase in capital use through a simple and cost-effective process that companies can follow by turning to the banks/SIM involved in the initiative.

Lastly, in December a new agreement was reached between SANPAOLO IMI and Banca Fideuram to promote mortgages for businesses through financial planners. This initiative is aimed at optimizing synergies between the various companies in the Group, thus continuing the strategy started in 2005 with the agreement between SANPAOLO IMI and Banca Fideuram to place residential mortgages for private customers through financial planners.

Wholesale

The Group was particularly active in supporting international development for Italian businesses in direct investment and trade, thus consolidating its presence in high growth markets in East-Central Europe and in the Mediterranean.

In Eastern Europe, SANPAOLO IMI acquired 80% of Banca Italo Albanese (BIA) from the Capitalia group and the Albanian finance ministry, equal shareholders of the capital on sale. The transaction was concluded on 10 May 2006 at a purchase price amounting to 44.5 million dollars, equivalent to 34.7 million euro. For the remaining 20% of the capital, held by the European Bank for Reconstruction and Development (EBRD), there are put/call options for acquisition by SANPAOLO IMI that may be exercised by 31 January 2009. On 5 July 2006, a contract was stipulated to sell 3.9% of BIA capital to SIMEST, the Italian company for businesses abroad, to further facilitate Italian investments and promote relations between the two countries. Put/call options were also made with SIMEST for the forward purchase of the share sold. BIA is the fifth largest bank in Albania, with total assets reaching 171 million euro at the end of 2006.

Furthermore, in October, SANPAOLO IMI reached a preliminary agreement with the Albanian American Enterprise Fund, the sole shareholder of the American Bank of Albania, to purchase an 80% share of the bank, with put/call options on the remaining

20%. The purchase contract was stipulated last 29 December at a price of 125.5 million dollars. This amount was temporarily entered under loans while awaiting the conclusion of the transaction that is subject to receiving authorization from the central authorities.

On 17 October 2006, SANPAOLO IMI was chosen by the Egyptian government for the privatization of 80% of the Bank of Alexandria, the third largest bank in the country in terms of distribution structure and total assets. The operation, after receiving the required authorizations from the regulatory authorities, was finalized on 12 December for a total of 1.6 billion dollars, equivalent to 1.3 billion euro. As at 31 December 2006, the bank had overall assets for 4.3 billion euro and net shareholders' equity of 283.2 million euro.

On 24 November 2006, SANPAOLO IMI acquired an 87.4% share of Panonska Banka from the Serbian finance ministry at a price of 122 million euro. At the end of 2006, the bank had overall assets for 203 million euro and net shareholders' equity of 31 million euro.

On 13 September 2006, the Central Bank of Slovenia authorized the full exercise of SANPAOLO IMI's voting rights in Banka Koper (holding 66.2%), which were previously limited to 33% formally.

Concerning investment banking, Banca IMI, consistent with the role assigned to the bank in the SANPAOLO IMI Group three-year Plan, took steps to strengthen its characteristic activities, integration in the Group, distinctive competencies and operating efficiency. Over the year the investment banking company undertook initiatives aimed at broadening the customer base and extending the range of financial products for businesses from large customers to small and medium-sized customers. More specifically, projects have been initiated which involve closer interaction between Banca IMI and the commercial bank branches, in order to guarantee an integrated approach which combines the distinctive customer relations competencies of the network with the specialist capacity of Banca IMI. Organizational initiatives benefited from technological development which, due to increased automation of standardized processes, allowed for the reduction in transaction costs, offering financial products for businesses also suitable for small and medium-sized enterprises.

Banca OPI, the company which leads the Public Authorities and Entities segment, operated in the domestic market and above all in the compartment of local entities and public utilities providing financing for investments following its commercial policy of strict selection of operations in terms of pricing and concentration of the loans portfolio. On the domestic market, the company continued to take advantage of the contribution of the network of dedicated and specialized professionals located throughout the country with the mission to install permanent consulting relations with the local public sector. In addition to domestic activities, which were carried out in a context of continuing restrictive public finance policies, the company continued its operational and commercial development on international markets, thus confirming the strategic value of this action.

Other Banking Initiatives

On 30 September 2006, a merger took place to incorporate Sanpaolo IMI Private Equity into IMI Investimenti, approved by the SANPAOLO IMI Board of Directors in February 2006. This merger creates a single pole for the management of the Group's equity investment business, which becomes a single, qualified center dedicated to identifying, managing and monitoring investments in the capital of industrial businesses and service companies.

Savings and Assurance: Eurizon

In 2006, the concentration of insurance, asset gathering and asset management activities in the Sector continued, and the structure of Eurizon Financial Group (hereafter: Eurizon) was optimized, which was assigned a role as sub-holding responsible for strategic functions in savings and assurance.

The changing scenario due to the merger between SANPAOLO IMI and Banca Intesa resulted in waiting until 2007 for the listing of the company.

Below are the main company transactions concerning the Sector in 2006.

In May, IT activities and operational support, previously carried out separately by Banca Fideuram and EurizonVita, were concentrated in Universo Servizi, a company wholly owned by EurizonVita which already carried out certain services for them.

On 30 June 2006, the aggregation was finalized of Eurizon Capital SGR (former Sanpaolo IMI Asset Management SGR), fully owned by the Parent Bank, into Eurizon. The transaction enabled Eurizon, which already controlled the asset management of Banca Fideuram, to take over asset management and consolidate the organization model founded on the distinction between product factories and distributing banking networks.

On 21 August 2006, Eurizon launched a voluntary and total public offer on shares in Banca Fideuram held by third parties (controlled directly with a share of 73.4%) at a price of five euro per share. The PPO ended successfully on 25 October 2006, with Eurizon directly or indirectly holding 92.5% of Banca Fideuram's share capital. After exceeding the threshold of 90.5%, Eurizon was compelled to promote the residual offer on ordinary shares of the bank constituting the entire remains of share capital. This offer, concluded on 18 January 2007, resulted in Eurizon holding a total of 98.7% of the subsidiary and thus exercising, within four months from the conclusion of the residual offer, the right to purchase remaining shares; as a result, the Italian stock exchange ordered the delisting of Banca Fideuram shares as of 24 January 2007.

Lastly, again in the month of August, the acquisition of Isyde group, operating in the IT sector, was finalized in order to strengthen extra-captive services already developed by Eurizon through the subsidiary Universo Servizi.

Central Functions

Concerning the management of shareholdings in the FIAT group, on 20 January 2006, SANPAOLO IMI placed on the market the entire share of capital deriving from the conversion, in September 2005, of the three billion euro loan that SANPAOLO IMI, jointly with other banks, had underwritten in July 2002, for the amount of 400 million euro. Following the disposal, the Group continues to own, through IMI Investimenti, a share of 0.84% of the ordinary share capital of FIAT, deriving from a stable equity shareholding prior to the issue of the aforementioned loan.

Regarding banking shareholdings, in June 2006 SANPAOLO IMI subscribed, in proportion to shares, to an increase in payment capital launched by Cassa di Risparmio di Firenze. Subscription to the transaction, which meant an outlay of 28.1 million euro, leaves the shareholding in the Florentine company unchanged (equal to 18.7% of capital). This share was then reduced by effect of stock option entitlements exercised and leveled off at 18.6% of capital by the end of 2006.

On 28 September 2006, a definitive contract was stipulated, with legal effect from 30 September, to sell 70% of the capital of GEST Line, a company operating in tax collection on behalf of the state and local authorities, in which the Group holds total control. The move was made under law 248/2005 which regulates the reorganization of the national tax collection service and covers the acquisition, by 30 September 2006, of control of all the national concessionary companies by Riscossione S.p.A., the company controlled by the national tax agency and INPS. Similar agreements were reached for the disposal of all minority shares held by the Group in another two companies engaged in tax collection. The sales will be settled with shares of Riscossione S.p.A. for a value corresponding to pro-quota adjusted shareholders' equity of the companies as at 30 September 2006. These shares will be repurchased by the public shareholders of Riscossione S.p.A. by 31 December 2010.

On 17 November 2006, SANPAOLO IMI sold its share of Ixis Asset Management Group (9.25%) and Ixis Corporate & Investment Bank (2.45%) to Caisse Nationale des Caisses d'Epargne (central body responsible for shareholdings and strategic coordination within the Caisse d'Epargne group) and to SNC Champion (Banque Populaire group), at 50% each. The disposal was finalized at a price of 506 million euro, enabling SANPAOLO IMI to realize a capital gain of 228 million over the investment. At the same time, an agreement was signed for SANPAOLO IMI to subscribe to Natlxis capital through a partial investment of revenues from the sale of the aforementioned shareholdings at a value of 400 million euro. Natlxis is a listed company founded on 17 November 2006 through a partnership in the investment banking and banking services sector between the two French groups Caisse d'Epargne and Banque Populaire. The stability of the investment in Natlxis is confirmed by a commitment not to dispose of shares until 31 March 2008, followed by a commitment, until December 2009, of best effort in carrying out any disinvestment, using methods aimed at minimizing any impact on share performance. The new shareholding position enables SANPAOLO IMI to confirm its interests in the French market, which is one of the most important markets in terms of business with Italian customers.

In 2006, SANPAOLO IMI increased its holding in Si Holding, the company with total ownership of CartaSi, the interbank company that is the Italian leader in the credit card sector, from 11% to 36.7%.

On 3 March 2006, a preliminary sales contract was signed between SANPAOLO IMI and the City of Turin for an area open for building near the historical center of Turin. SANPAOLO IMI shall build a new center for management and administrative offices in the area, which is in a strategic location for the city's urban development plan. At the end of June 2006, the project developed by Renzo Piano for the center was selected out of proposals from six architects of international renown. In the second half of the year, operations required for building the new center were continued as well as related parallel operations.

Lastly, it should be noted that on 5 July 2006 Standard & Poor's raised SANPAOLO IMI's rating from A+/A-1 to AA-/A-1+ with an outlook of stable. The promotion reflects the improvement in profitability over the last three years as well as the ability to maintain a low risk profile and a good level of shareholders' equity. A similar rating was awarded to the main companies controlled by the Group evaluated by the ratings agency. As mentioned above, on 2 January 2007, Fitch raised their support rating of the new Intesa Sanpaolo Group from 2 to 1.

Consolidated results

Summary of results

The principal changes made during 2006 regarding the scope of consolidation of the Group make reference to the inclusion, at the end of the year, of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria as well as, beginning in the second quarter, Banca Italo Albanese. These variations, most of which came about at the close of the year, did not have substantial effects on the statement of income. For this reason it was not necessary to carry out a pro forma reconstruction of the 2005 statement of income.

The SANPAOLO IMI Group closed 2006 with a substantial rise in profits compared to 2005, thanks to a strong boost given to revenues, which made for a very positive double-digit year.

Total operating income rose by 10.9% compared with 2005, benefiting from the performance of all the main income items. The growth rate of net operating income amounted to 11.4%, with net adjustments that increased more moderately with respect to revenues. The expansion of the latter has amply absorbed the increase in operating costs (+5.2%). As a result the pre-tax operating profit rose by 21.5%.

Net profit for the year was equal to 2,148 million euro, 8.3% higher than 2005. The result was affected significantly by the funds set aside for charges specifically related to the integration with Banca Intesa, estimated at 341 million euro net of taxes. Excluding these extraordinary expenses, there was a growth in profits greater than 25% over 2005.

The RoE (calculated comparing net profit with net shareholders' equity at period-end, excluding profit) rose to 17.6% from 17.2% in the preceding year, despite the reporting in the income statement of merger costs and the growth of the valuation reserves included in shareholders' equity.

Net interest income

Net interest income for 2006 amounted to 4,138 million euro, up 9% on 2005, signaling an acceleration of the growth rate with respect to the yearly figures: 8.3% growth in the first six months and 8.5% growth in the first nine months of the year that has just finished.

In order to identify the factors determining net interest income for the core banking business, an analysis of average amounts and interest rates was carried out, excluding investment banking activities. Net of these, the change in net interest income between the two years under consideration was 9.6%. The increase is a result of the continued expansion of the volumes dealt with ordinary customers, which was already detected in the second half of 2005. This increase more than off set the erosion of spreads.

The total average spread was equal to 2.03%, six basis points less than that recorded in 2005. Regarding operations with customers, the total spread remained unchanged, while the one for short term operations showed a decrease, caused by the gradual erosion of the mark-up on loans, only partially offset by the increased mark-down on sight deposits, which benefited from the ECB's raising rates at the end of 2005, which continued in 2006. The shift in the balance of assets toward interbank loans also had a negative impact on spreads.

Net profit (€/mil)


1,983
2,148
2005
2006

Net interest income (€/mil)


3,798
4,138
2005
2006

Net interest income

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
Interest income and similar revenues	9,153	7,463	+22.6
Interest expenses and similar charges	-5,015	-3,665	+36.8
Net interest income	**4,138**	**3,798**	**+9.0**
of which: Banca IMI	*55*	*71*	*-22.5*
Net interest income excluding investment banking	**4,083**	**3,727**	**+9.6**

In terms of average amounts, interest-earning assets of the Group (excluding investment banking) increased 10.6% compared to 2005. This performance was due to the development of financing to customers, which represents about three-quarters of interest-earning assets, the marked increase in other interest-earning assets, including loans to banks, and a decrease in the security portfolio. Average amounts of interest-bearing liabilities grew by 9.2%. This rise was caused by the increase in both direct customer deposits, which were driven by the deposit component, and other interest-bearing liabilities, composed mainly of repurchase agreements and amounts due to banks.

Monetary market rates showed an upswing: in average terms, three-month Euribor increased 89 basis points between 2005 and 2006, amounting to 3.07%.

Total operating income

Total operating income was equal to 9,098 million euro, an increase of 10.9% compared to 2005, thanks to an expansion of all the revenue components.

Net commissions totaled 3,389 million euro, up 3.2% from 2005. The aggregate benefited from the favorable performance of commissions from management, dealing and advisory services (+6.1%), attributable to asset management (+7.5%),

Net commissions (€/mil)


3,284
3,389
2005
2006

Break-down of commissions in 2006


2.5% – Other services
64.5% – Management, dealing and advisory services
11% – Loans and guarantees
14.6% – Deposits and current accounts
7.4% – Collection and payment services

Analysis of average amounts and interest rates

	2006		2005		Change 2006 / 2005	
	Average amounts (€/mil)	Average rates (%)	Average amounts (€/mil)	Average rates (%)	Change in average amounts (%)	Difference in rates (% points)
Interest-earning assets	218,339	n.s.	202,973	n.s.	+7.6	n.s.
- interest-earning assets excluding investment banking	189,439	4.59	171,214	4.14	+10.6	+0.45
- financing to customers (excluding repurchase agreements)	*138,356*	*5.10*	*126,429*	*4.64*	*+9.4*	*+0.46*
- securities	*15,185*	*3.24*	*17,533*	*2.93*	*-13.4*	*+0.31*
- other interest-earning assets	*35,898*	*3.21*	*27,252*	*2.62*	*+31.7*	*+0.59*
- interest-earning assets from investment banking	28,900	n.s.	31,759	n.s.	-9.0	n.s.
Non-interest-earning assets	68,875		64,578		+6.7	
Total assets	**287,214**		**267,551**		**+7.3**	
Interest-bearing liabilities	209,516	n.s.	196,146	n.s.	+6.8	n.s.
- interest-bearing liabilities excluding investment banking	179,971	2.56	164,841	2.05	+9.2	+0.51
- direct customer deposits (excluding repurchase agreements)	*132,882*	*2.35*	*125,018*	*1.89*	*+6.3*	*+0.46*
- due to customers	*82,432*	*1.55*	*76,899*	*1.10*	*+7.2*	*+0.45*
- securities issued	*50,450*	*3.67*	*48,119*	*3.15*	*+4.8*	*+0.52*
- other interest-bearing liabilities	*47,089*	*3.16*	*39,823*	*2.53*	*+18.2*	*+0.63*
- interest-bearing liabilities from investment banking	29,545	n.s.	31,305	n.s.	-5.6	n.s.
Non-interest-bearing liabilities	63,787		58,646		+8.8	
Net shareholders' equity	13,911		12,759		+9.0	
Total liabilities and net shareholders' equity	**287,214**		**267,551**		**+7.3**	

representing nearly 60% of the overall commissions. The Comit stock market index showed substantial overall growth during the year (18.9%), despite considerable fluctuation. This performance led to a revaluation of stocks, lessened by the upswing in monetary rates, which had a negative impact on the performance of the fixed-rate bond components. Customers preferred instruments resistant to market volatility, such as flexible funds and portfolio management, which also provided greater yields. Other commission areas showed a decrease. In particular, commissions on deposits and current accounts dropped 5% due to the preference of commercial bank customers for certain types of accounts, among which Sanpaolo Zerotondo and Sanpaolo Contutto which were launched in the second half of the year. These kinds of accounts include a series of standardized services and are characterized by limited outlay compared to traditional current accounts.

During the year income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities amounted to 85 million euro, with an increase of 46.6% compared to 2005. This result consists mainly of profits on the disposal of non-performing loans to a company in the Enron group, and penalties collected for the early extinction of medium-/long-term financing involving the network banks, Banca OPI and Neos Banca, during the period examined.

Dividends and income from other financial assets and liabilities totaled 889 million euro, a rise of 69% over the previous year. This trend may be attributed to the typical components of Banca IMI's activities, especially in the financial markets compartment, which focuses on producing financial instruments. The rise in revenues in this area benefited from the introduction of new service models for companies and retail customers, the completion of the offer of specialization processes, and product innovation. A significant contribution also came from transactions in the trading portfolio, exchange and derivative contracts in the commercial banks. The expansion of

Total operating income

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
Net interest income	4,138	3,798	+9.0
Net commissions	3,389	3,284	+3.2
- management, dealing and advisory services	2,187	2,062	+6.1
- asset management	*1,935*	*1,800*	*+7.5*
- securities dealing and safekeeping, and currency dealing	*252*	*262*	*-3.8*
- loans and guarantees	371	375	-1.1
- collection and payment services	252	256	-1.6
- deposits and current accounts	494	520	-5.0
- other services	85	71	+19.7
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	85	58	+46.6
Dividends and income from other financial assets and liabilities	889	526	+69.0
Profits (losses) on equity shareholdings	128	104	+23.1
Income from insurance business	469	431	+8.8
Total operating income	**9,098**	**8,201**	**+10.9**

Income from insurance business

	2006 (€/mil)			2005 (€/mil)			Change 2006 / 2005 (%)
	Life	Casualty	Total	Life	Casualty	Total	Total
Premiums and payments	-418	29	-389	-695	17	-678	-42.6
- net premiums	2,813	52	2,865	3,568	31	3,599	-20.4
- net charges for losses	-2,650	-23	-2,673	-1,966	-14	-1,980	+35.0
- net charges for changes in technical reserves	-581	-	-581	-2,297	-	-2,297	-74.7
Net income from financial instruments designated as at fair value shown in the statement of income	220	-	220	537	-	537	-59.0
Net commissions	61	-	61	55	-	55	+10.9
Net income from financial instruments not designated as at fair value shown in the statement of income	1,006	3	1,009	879	3	882	+14.4
Other income/charges from insurance business	-415	-17	-432	-361	-4	-365	+18.4
Income from insurance business	**454**	**15**	**469**	**415**	**16**	**431**	**+8.8**

transactions in company derivatives is confirmed by the number of operative customers in 2006 (approx. 6,700), up 41% from the previous year. The financial results for the period include the capital gains of 228 million from the disposal of Ixis Asset Management Group and Ixis Corporate & Investment Bank, to which are added the further capital gains (approx. 100 million) from the disposal of available-for-sale securities, and dividends received (more than 100 million).

Profits on equity shareholdings, totaling 128 million euro, are attributable to the valuation at net shareholders' equity of Cassa di Risparmio di Firenze, Banque Palatine, Synesis Finanziaria, Allfunds and other lesser shareholdings, and the disposal of qualified shareholdings by Banka Koper, Banca IMI and the Parent Bank. This line item rose by 23.1% over 2005.

In 2006, income from insurance business, which contains the revenue items referring to the life and casualty companies reporting to the Eurizon subholding, reached 469 million euro, an increase of 8.8% over 2005. Despite a slowing down of production, this result was obtained thanks to the positive performance of financial activities due to traditional products and the free portfolio. The performance was influenced by a substantial review of the product offer, concentrated on the product segments with the greatest added value. In light of this, the marketing of capitalization policies for private and institutional customers has been interrupted, in favor of a new generation of unit-linked products and traditional products. The negative margin on premiums and payments for insurance contracts (-389 million euro) recorded a 42.6% reduction, in connection with the reduction in technical reserves for unit-linked policies with a greater insurance content, whose value is reduced in relation to the writedown of the assets. The performance of financial management saw an increase in the average yields thanks to the increased duration of the assets and the greater contribution by the equity compartment. During the year, for the performing insurance policies, Eurizon adopted new demographic tables developed by the Associazione delle Imprese di Assicurazione (Association of Insurance Businesses) which, having noted a greater longevity in the population, have led to greater provisions for reserves of approximately 33 million euro. Lastly, other charges arising on insurance activities have increased, due to increased expenses for the commissions paid, in part due to a new classification of the purchase charges on insurance products. In relation to the valuation of Eurizon available-for-sale financial assets, whose influence is shown in the specific shareholders' equity reserve, as at 31 December 2006 there was a drop to 34 million euro from 91 million at the end of 2005 due to the effects of the resizing of capital gains on bond securities following the increase in rates, partly mitigated by collar hedges.

Net operating income

Net operating income increased by 11.4%, to 8,585 million euro.

Net adjustments to loans increased slightly in the two compared years, the net effect of contrary trends. On one hand, the valuation of the inherent credit risk in the performing portfolio led to the quantification of 176 million in lump-sum adjustments, down from 190 million in 2005. This was in relation to the significant endowment of the existing adjustments. On the other hand the net analytical adjustments to loans rose from 302 million euro to 325 million due to the reduced write-backs compared to the previous year.

Net adjustments to loans and other financial assets (€/mil)

Net adjustments to loans
Net adjustments to other financial assets
493
513
2005
2006

Operating costs (€/mil)

Personnel costs
Other administrative costs
Net adjustments to tangible and intangible assets
4,656
4,898
2005
2006

Net operating income

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
Total operating income	9,098	8,201	+10.9
Net adjustments to loans	-501	-492	+1.8
Net adjustments to other financial assets	-12	-1	n.s.
Net operating income	**8,585**	**7,708**	**+11.4**

Pre-tax operating profit

Pre-tax operating profit amounted to 3,590 million euro, a 21.5% rise over 2005 and mainly due to the positive trend in revenues.

The year's operating costs, which were 4,898 million euro, increased by 5.2% with respect to 2005. This increase is attributable to personnel costs and other administrative costs, counterbalanced by the fall in adjustments to tangible and intangible assets.

More specifically, personnel costs, totaling 2,945 million euro, increased 6.4% compared to 2005, against an average increase of 1.3% in the workforce due to investments in the sales network, including the foreign one, and consumer banking segment and a strengthening of the operational and governance structures of Eurizon. Personnel costs were also influenced by the continuing effects of the raises imposed by the national collective labor contracts (CCNL) renewed in February 2005, the provisions for the possible renewal of the CCNL which expired at the end of 2005, and the increase in the variable component of retribution. This last component increased due to expenses related to employee incentives for the medium-term in support of the three-year Plan and the extended employee share plans 2006 and 2007, provided for in the renewal of the Integrated Company Contracts of commercial banks, as well as increased provisions in relation to the projected end result of incentive systems due to the Group's positive performance in the year.

Other administrative expenses amounted to 1,552 million euro, a 6.9% increase over 2005 thanks to all types of expenses. In particular, there was an increase in the property costs, mainly influenced by expenses for maintenance, linked to the realization of the branch plan, and energy costs due to the rise in oil products. General expenses were influenced by greater postal costs; the increased indirect personnel costs by the expansion of the workforce and higher training expenses; promotion, advertising and marketing expenses by Eurizon's promotional initiatives for the IPO and the promotional campaign the Parent Bank undertook at the close of the year. IT expenses were conditioned by the cost of maintaining software, the professional and insurance expenses by Eurizon's IPO, the indirect duties and taxes by the increasing operations with customers and the costs for services provided by third parties by some outsourced activities.

In 2006 the net adjustments to tangible and intangible assets amounted to 401 million euro, down 7.8% from the previous year. This reduction was driven by the completing of the amortization of major investments in software for the Parent Bank and Banca Fideuram at the end of 2005.

In 2006, the cost/income ratio of the Group fell to 53.8%, an improvement of 3 percentage points over 2005.

Net provisions for risks and charges increased 26.2% compared to 2005 and totaled 178 million euro. The rise can be attributed to the Parent Bank maintaining proper protection against

Pre-tax operating profit

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
Net operating income	8,585	7,708	+11.4
Operating costs	-4,898	-4,656	+5.2
- personnel costs	-2,945	-2,769	+6.4
- other administrative costs	-1,552	-1,452	+6.9
- net adjustments to tangible and intangible assets	-401	-435	-7.8
Other net income (expenses)	53	74	-28.4
Impairment of goodwill	-	-47	-100.0
Profits (losses) from disposals of investments	28	16	+75.0
Net provisions for risks and charges	-178	-141	+26.2
Pre-tax operating profit	**3,590**	**2,954**	**+21.5**

Other administrative costs (1)

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
IT costs	293	285	+2.8
Property costs	386	355	+8.7
General expenses	280	257	+8.9
Professional and insurance fees	209	201	+4.0
Promotion, advertising and marketing expenses	139	128	+8.6
Indirect personnel costs	120	106	+13.2
Charges for services provided by third parties	76	74	+2.7
Indirect duties and taxes	49	46	+6.5
Other administrative costs	**1,552**	**1,452**	**+6.9**

(1) Expenses are expressed net of their recoveries.

risks associated to guarantees given to the tax collection companies of the Group, also following the conclusion of their disposal to Riscossione S.p.A.. With regard to the passive legal dispute in the tax collection branch, it should be mentioned that, on the basis of the clarifications made by the interpreters of the law (art. 26 quater of Law no. 248 of 4 August 2006) in relation to the applicability of the correction introduced by Law no. 331 of 30 December 2004, the majority of the risks connected to the disputes, for which requests for payment were made by the Financial Administration, are nullified. Provisions were also made against risks of probable dispute by SGA. Banca Fideuram contributed to these provisions for the costs connected to the contractual and welfare indemnities maturing with regard to the network of planners, and for other risks connected to their activities.

Net profit

Profit for 2006, net of taxes, profits from discontinued operations, merger costs and profit attributable to minority interests, amounted to 2,148 million euro, a 8.3% rise over the previous year.

With a tax charge of 1,067 million euro, SANPAOLO IMI Group's tax rate was 29.7%, compared to 31.1% in 2005. This trend shows the benefits connected to the reduced taxation on the capital gains from the disposal of shareholdings in Ixis Asset Management Group and Ixis Corporate & Investment Bank, as well as the related provisions for advanced taxes of 125 million euro, on the difference between the accounting and tax value of the equity shareholding in Eurizon Financial Group.

With the application of the provisions of IFRS 5, profits from discontinued operations include the results of GEST Line (the Group's tax collection company, control of which was ceded to the public holding company Riscossione S.p.A on 30 September 2006, according to Law 248/2005), of Banque Privée Fideuram Wargny and of its subsidiary Fideuram Wargny Gestion S.A., for which the process of liquidation has begun due to the changed strategy of Banca Fideuram within the financial market.

The merger costs, due to their extraordinary nature, have been reported in a separate caption, net of taxes. These are made up of the costs related to the merger (39 million euro) and of the costs for redundancy (302 million euro). The latter are the best estimates of the costs related to the action agreed upon by the trade unions on 1 December 2006 for the reduction of personnel. The agreement entered into by SANPAOLO IMI and Banca Intesa stipulates the voluntary activation of the Fund for staff pursuant to Ministerial Decrees 158/00 and 226/06 for workers who reach their pension due to age or seniority on or before 1 January 2013, as well as specific disbursements for redundancy for those who qualify for pension by age or seniority. The amount was determined based on the requests made and a reasonable estimate of the number of people that shall be able to take part in the company proposal.

Quarterly developments

In 2006, the quarterly income results showed a dynamic growth, interrupted only in the third quarter, which showed the effects of the reduced placements of financial products during that period. The second and fourth quarters on the other hand, benefited from dividends from minority shareholdings and capital gains from the disposal of shareholdings.

In the fourth quarter the rise in revenues led to the best results of the year. In particular, the net interest income continued the growth trend shown in the previous quarters and during 2005. Results of other financial assets and liabilities benefited from the extraordinary capital gains produced by the sale of shareholdings (essentially Ixis Asset Management Group and Ixis Corporate & Investment Bank). Finally, income from insurance business showed substantial growth over the previous quarters. This positive performance is made evident in the pre-tax operating profit, despite the increase in operating costs influenced by the extreme seasonal effects of the end of the year and the IPO expenses of Eurizon.

The net profit of the fourth quarter amounts to 510 million euro. If the costs of the merger of Banca Intesa and SANPAOLO IMI are removed, the figures would be 851 million euro, a significant increase over the preceding quarters.

In terms of annual change with regard to the corresponding quarters of 2005, the results were positive. The only exception was the third quarter which included non-recurring results in the same period of 2005 due to the sale of Italenergia Bis. The increased performance in the fourth quarter of 2006 was aided by the abovementioned capital gains from the disposal of shareholdings.

The profits were reached thanks to the good performance of the operating aggregates. In the fourth quarter of 2006, the stock of customer financial assets increased by more than 12

Net profit

	2006 (€/mil)	2005 (€/mil)	Change 2006 / 2005 (%)
Pre-tax operating profit	3,590	2,954	+21.5
Taxes for the period	-1,067	-919	+16.1
Profits (losses) on discontinued operations	20	5	n.s.
Integration charges net of tax	-341	-	n.s.
Profit attributable to minority interests	-54	-57	-5.3
Net profit	**2,148**	**1,983**	**+8.3**

billion euro, almost half of that due to direct deposits. Asset management, favored by asset revaluation, grew by 2.8 billion euro which, when added to the preceding quarter, entirely made up for the outflow recorded in the second quarter of the year. Loans to customers in the last quarter grew 3.6 billion euro, with an increase greater than the two preceding quarters, approaching the level of transactions of the first quarter, which was the highest of the year.

Embedded value of the life insurance business

Introduction

This disclosure deals with the insurance business of the Eurizon Financial Group (E.F.G.), which holds a 99.96% controlling share of the life insurance company EurizonVita and, through its own subsidiaries, the IT-administrative insurance services company Universo Servizi. Moreover, EurizonVita has complete control of the life insurance company EurizonLife, headquartered in Dublin, and the casualty insurance company, EurizonTutela. E.F.G. also holds 98.70% of Banca Fideuram (following a public offer on the market) which in turn includes amongst its equity shareholdings a 99.94% share of Fideuram Gestions (100% at Group level) and 99.5% of Fideuram Investimenti. Finally, following the acquisition by SANPAOLO IMI in June 2006, E.F.G. has 100% control of Eurizon Capital SGR.

Income associated with the Group's life insurance business is reported in different Group companies:
- EurizonVita and EurizonLife for production;
- Eurizon Capital SGR and Fideuram Gestions for asset management related solely to insurance business;
- Banca Fideuram and the companies of the SANPAOLO IMI Group for distribution, again solely for the part attributable to life insurance.

The consolidated result of EurizonVita, determined on the basis of IAS and including income from Group casualty management, contributed 251.9 million euro to Group income in 2006. Net income for the year generated in other Group companies (including Intesa Sanpaolo) related to insurance business, determined after associated costs, adjustments for deferred acquisition costs and taxes, and net of minority interest, amounted to 95.4 million euro.

A more representative method of determining the value and performance of an insurance business is to use accounting based on European Embedded Value, calculated on the principles laid down by the CFO Forum and introduced by E.F.G. for the first time in 2006.

The Group made a restatement using European Embedded Value of the embedded value calculated traditionally in 2005. As with traditional embedded value, European Embedded Value also comprises the sum of adjusted net shareholders' equity and the value of business in force at the valuation date. The main new aspects, apart from an increase in information, include the use of stochastic projection techniques that allow the value of business to be represented net of the cost of implicit Financial Options and Guarantees, and the use of economic capital (rated at least equal to regular capital) to evaluate the Cost of Capital.

Embedded value is an actuarial estimate of the value of a company, calculated on a going-concern basis but excluding any value attributable to future new business.

Embedded value earnings for a period, defined as the change in the embedded value in the period after adjustment for any capital movements, such as dividends and capital injections, give a measure of the company's performance in terms of its capacity to generate value.

Given the importance the SANPAOLO IMI Group attributes to the measurement of embedded value, this section shows the embedded value of the life insurance business considering the value of the life insurance business arising from the companies within the scope of the Eurizon Financial Group, net of related costs, taxes and minority interests.

The summary presented is based on actuarial techniques typically used in European Embedded Value reporting.

Methodology and assumptions

Calculations at 31 December 2006 and 31 December 2005 have been carried out with the assistance and under the supervision of leading consulting actuaries. The evaluations are based on stochastic projections of future net flows founded on civil law for the technical insurance entries. In more detail, the Certain Equivalent Value is determined first, that is the value emerging on the basis of a "risk neutral" financial scenario where the future profitability of all the financial instruments is expressed by the implicit forward curve arising from the evaluation data, used also in actualization of the flows. The FoG (Financial Options and Guarantees) – the temporal value of the financial options and guarantees – is then deducted from this value. The FoG is determined on the basis on the average value of business resulting from the projection on 1,000 economic scenarios, always in risk neutral mode. The model to generate the scenarios is an internal E.F.G. model that is market consistent and largely calibrated to market data, with the exception of the use of historical volatilities for the FoG.

The stochastic projection model for liabilities is a dynamic Asset and Liability Management model incorporating the use of asset management rules aimed at simulating financial management with the insurance limits typical of an insurance company that are particularly relevant in the case of products connected with separated management and with guaranteed minimum return.

The actuarial and financial risks are then taken into due account in the evaluations thanks to the use of Risk Based Capital, calculated by a model developed by E.F.G. that is in line with the market consistent setting of the embedded value, instead of regulatory solvency margins. The Risk Based Capital internal evaluation model evaluates, over a period of one year and with a confidence level of 99.97%, the change in embedded value deriving from adverse movements in both financial and business factors. Once the capital requirements for each risk factor (positive or negative change in interest rates, negative performance of the stock market, changes in redemptions and mortality, both upward and downward, as well as an increase in expenses) had been identified, the overall absorption of capital was obtained by aggregating the capital for each risk factor on the basis of estimated correlations existing between the various risk factors.

The other non-financial and business risks have been taken into account through the calculation of the frictional cost.

Adjusted shareholders' equity is based on the consolidated shareholders' equity of EurizonVita, according to IAS, with adjustments in those components to be reported at fair value. The major adjustments concerned: i) the write-off of the reserve for shadow accounting in that the surplus value of hedging assets for insurance products is already incorporated in the stochastic model to evaluate the assets and stochastic profit; ii) elimination of intangible assets; iii) the write-off of those components differentiating costs (Deferred Acquisition Costs) and revenues (Deferred Income Reserve) as they are already contained in the generation of the model with the timing of the effective cash flow; iv) the cost associated to the taxes payable in advance pursuant to D.L. 168 del 2004.

The value of the in-force business is calculated as the present value of the future flow of stochastic after-tax profits that are expected to be generated by EurizonVita and the other Group companies by the portfolio of policies in force at the valuation date, calculating assets against technical reserves on the basis of financial statement values, adjusted to allow for the cost of holding an amount of free capital equal to the Risk Based Capital.

The flow of future after-tax profits is determined using realistic assumptions for expected future operating conditions, such as inflation, commissions, expenses, taxation, lapse, mortality, other departures and annuity take-up rates. Financial assumptions are in line with stochastic simulations of interest rates calibrated on the forward market curve seen at the date of valuation, the rules for asset management and the options in the contracts.

In particular, the forward curve used to calibrate the generator of scenarios at 31 December 2006, and also used to calculate the actualized values, shows rates of return of 3.99% (1 year), 4.04% (5 years) and 4.05% (6 years) (compared to 2.85%, 3.22% and 3.28% at 31 December 2005), while the volatility of the equity compartments has been calibrated on the historical volatility of the compartment of 19.80%.

Group embedded and added value

As at 31 December 2006, the consolidated embedded value of the Group's life insurance business, net of minority interests, was estimated at 2,754 million euro, a decrease of 17 million euro compared to 31 December 2005. The value earnings of the Group's life insurance business in the year amounted to 226 million euro and are determined as i) the change in the embedded value in the year, plus ii) dividends distributed by EurizonVita during 2006 and other capital movements, plus iii) the life insurance business income generated during the year in other E.F.G. companies (net of costs, adjustments for deferred acquisition costs, taxes and minority interests), associated with distribution and asset management activities.

Embedded value of the life insurance business		*(€/mil)*
Embedded value at 31/12/2005 (1)	A	2,771.6
Embedded value at 31/12/2006	B	2,754.4
Change in embedded value in 2006	c=b-a	-17.2
Dividends distributed	D	147.4
Net profit generated by other Group companies	E	95.4
Added value for the period	c+d+e	225.6
of which Added value from new sales and transformations		*138.6*

(1) Restatement of the traditional embedded value published in the 2005 financial statements.

Operating volumes and organization

During 2006 the principal changes in the scope of Group consolidation were due to the inclusion at the end of the year of Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria as well as, beginning in the second quarter, Banca Italo Albanese. These changes influenced some of the main operating volumes. For the purposes of unity of comparison for these volumes, reference is also made to data suitably reconstructed based on the scope in use at the end of 2005.

Assets managed on behalf of customers

At the end of 2006, customer financial assets reached 446.4 billion euro, up 11.1% over the twelve months (homogeneously 9.2%). This increase is attributable to the positive trend in direct deposits (+13.5%) and indirect deposits, in its components of asset administration (+17.5%) and, to a lesser extent, of asset management (+2.7%).

The different growth rates of the stock caused a restructuring of the financial assets from asset management to asset administration. The first decreased its weight in the overall aggregate figure by three percentage points.

The increase in indirect deposits was boosted by the positive performance of the financial markets, despite being lessened by the rise in monetary interest rates which hindered the performance of the bond components. In particular, asset administration benefited from equities and bonds, while asset management was affected by the outflow in mutual funds and the contained net placements of other products. The growth in direct deposits came about thanks to the contribution of all of its components, especially current accounts and deposits, bonds and repurchase agreements.

Asset management and administration

At the end of 2006 assets under management amounted to 162.3 billion euro, a rise of 2.7% on an annual basis (homogeneously +2.4%), making up for the decrease recorded in the first half year. Both the revaluation of portfolios and the net flow contributed to the increase. The net flow, despite an inflow of mutual funds, was positive due to the contribution of fund-based portfolio management and portfolio management as well as life insurance policies.

With regard to the various products, mutual funds and fund-based portfolio management amounted to 108.8 billion euro, a rise of 2.4% on an annual basis (homogeneously +1.9%). This was bolstered by the positive performance of the property markets and the net flows of fund-based portfolio management of 0.7 billion euro. In addition, 1.7 billion euro in fund-based structured bonds issued by Banca IMI (0.5 billion) and third parties (1.2 billion) were placed.

At the end of the year the fund composition was more heavily weighted towards equity funds (including hedge funds and flexible funds), which amounted to 31.1% compared with 27.7% at the end of 2005. This result benefited from the three percentage

Break-down of customer financial assets as at 31/12/2006 (€/mil)


162,293
122,519
187,564
-25,982
446,394
Asset management
Asset administration
Direct deposits
Netting
Total customer financial assets

Asset management (€/mil)


157,990
162,293
Mutual funds and fund-based portfolio management
Portfolio management
Life technical reserves and financial liabilities
31/12/2005
31/12/2006

Customer financial assets

	31/12/2006		31/12/2006 restated (1)		31/12/2005		Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(€/mil)	(%)	(%)	(%)
Asset management	162,293	36.4	161,704	36.9	157,990	39.3	+2.7	+2.4
Asset administration	122,519	27.4	121,516	27.7	104,242	26.0	+17.5	+16.6
Direct deposits	187,564	42.0	181,432	41.3	165,230	41.1	+13.5	+9.8
Netting	-25,982	-5.8	-25,982	-5.9	-25,624	-6.4	+1.4	+1.4
Customer financial assets	**446,394**	**100.0**	**438,670**	**100.0**	**401,838**	**100.0**	**+11.1**	**+9.2**

(1) The data was reworked, for purposes of homogeneous comparison with the data as at 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, consolidated on a line-by-line basis at the end of 2006.

point increase in the weight of flexible funds, characterized by managerial autonomy as regards the composition of the portfolio. The changes in the weight of balanced and liquidity funds were less significant. Bond funds, on the other hand, which were 45.9% at the end 2005, dropped to 42.8%. A new range of "absolute return" funds were successfully placed on the market and obtained 3.2 billion euro in net subscriptions. At the end of the year, the SANPAOLO IMI Group maintained its leading position on the domestic mutual funds market, with a market share of 18% calculated using the new system area enlarged by Assogestioni to include some foreign funds promoted in Italy by SICAV with foreign rights.

Stocks of technical reserves and financial liabilities in the life insurance business grew by 1.6% during the year (homogeneously +1,5%), amounting to 46.6 billion euro. The progressive aging of

Mutual funds and fund-based portfolio management (€/mil)


106,219
108,818
Equity
Balanced
Bond
Liquidity
31/12/2005
31/12/2006

Life technical reserves and financial liabilities (€/mil)


45,892
46,610
Life technical reserves
Life financial liabilities
Third party policies
31/12/2005
31/12/2006

Asset management

	31/12/2006		31/12/2006 restated (1)		31/12/2005		Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(€/mil)	(%)	(%)	(%)
Mutual funds and fund-based portfolio management	108,818	67.1	108,278	67.0	106,219	67.2	+2.4	+1.9
Portfolio management	6,865	4.2	6,865	4.2	5,879	3.7	+16.8	+16.8
Life technical reserves and financial liabilities	46,610	28.7	46,561	28.8	45,892	29.1	+1.6	+1.5
Asset management	**162,293**	**100.0**	**161,704**	**100.0**	**157,990**	**100.0**	**+2.7**	**+2.4**

(1) The data was reworked, for purposes of homogeneous comparison with the data as at 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, consolidated on a line-by-line basis at the end of 2006.

Change in asset management

	2006 (€/mil)	2006 restated (1) (€/mil)	2005 (€/mil)
Net inflow for the period	474	498	5,476
- mutual funds and fund-based portfolio management	-550	-528	2,561
- portfolio management	786	786	-584
- life policies	238	240	3,499
Performance effect	3,829	3,216	7,701
Change in asset management	**4,303**	**3,714**	**13,177**

(1) The data was reworked, for purposes of homogeneous comparison with 2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, consolidated on a line-by-line basis at the end of 2006.

Mutual funds by type

	31/12/2006 (%)	31/12/2005 (%)
Equity	31.1	27.7
Balanced	7.1	7.5
Bond	42.8	45.9
Liquidity	19.0	18.9
Total Group mutual funds	**100.0**	**100.0**

the policy portfolio increased the significance of the phenomenon of surrendering of policies, which almost entirely offset policies issued during 2006: net flows totaled 0.2 billion euro. The premiums issued in 2006 amounted to 6.1 billion euro, 54% of which were index- and unit-linked policies primarily with a financial content and the rest insurance policies.

The substantial increase in asset administration should be emphasized. It was due both to increased volumes dealt and to the performance effect. The year-end figure was 122.5 billion euro, a 17.5% increase on an annual basis (homogeneously 16.6%).

Direct deposits

At the end of December 2006, direct customer deposits amounted to 187.6 billion euro, up 13.5% on an annual basis (homogeneously +9.8%). Growth during the period is attributable to all the deposit components. In particular repurchase agreements, bonds and current accounts and deposits recorded increases.

In terms of the break-down by Group Business Sector, Banking deposits, which make up more than 60% of the total aggregate value, were up 11.2% (+5.3% calculated for homogeneity of com-

Direct customer deposits (1)

	31/12/2006		31/12/2006 restated (2)		31/12/2005		Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(€/mil)	(%)	(%)	(%)
Current accounts and deposits	87,018	46.4	82,345	45.4	80,424	48.7	+8.2	+2.4
Certificates of deposit	4,864	2.6	4,815	2.6	4,338	2.5	+12.1	+11.0
Commercial paper	7,849	4.2	7,849	4.3	6,297	3.8	+24.6	+24.6
Bonds	37,391	19.9	36,287	20.0	32,656	19.8	+14.5	+11.1
of which: designated as at fair value	*3,174*	*1.7*	*3,174*	*1.7*	*3,524*	*2.1*	*-9.9*	*-9.9*
Subordinated liabilities	8,012	4.3	7,944	4.4	6,221	3.8	+28.8	+27.7
Repurchase agreements and securities lending	15,331	8.2	15,178	8.4	10,545	6.4	+45.4	+43.9
Financial liabilities of the insurance business designated as at fair value	22,978	12.2	22,978	12.7	22,413	13.6	+2.5	+2.5
Other deposits	4,121	2.2	4,036	2.2	2,336	1.4	+76.4	+72.8
Direct customer deposits	**187,564**	**100.0**	**181,432**	**100.0**	**165,230**	**100.0**	**+13.5**	**+9.8**

(1) Including accruals and value adjustments for fair value coverage.

(2) Reconstructed data to give unity of comparison with 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Bank, Bank of Alexandria and Cassa dei Risparmi di Forlì that entered the area of line-by-line consolidation at end 2006.

Direct customer deposits by Business Sector

	31/12/2006	31/12/2006 restated (1)	31/12/2005	Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(€/mil)	(€/mil)	(%)	(%)
Banking	115,031	108,899	103,431	+11.2	+5.3
- Retail & Private	65,133	65,133	60,122	+8.3	+8.3
- Retail & Private-Commercial banks	*64,833*	*64,833*	*59,800*	*+8.4*	*+8.4*
- Other companies	*300*	*300*	*322*	*-6.8*	*-6.8*
- Corporate	16,110	16,110	15,829	+1.8	+1.8
- Companies-Commercial banks	*14,193*	*14,193*	*13,631*	*+4.1*	*+4.1*
- Other companies	*1,917*	*1,917*	*2,198*	*-12.8*	*-12.8*
- Wholesale	24,971	21,184	19,883	+25.6	+6.5
- International	*9,337*	*5,550*	*5,601*	*+66.7*	*-0.9*
- Large Groups	*1,622*	*1,622*	*1,071*	*+51.4*	*+51.4*
- Public Authorities and Entities	*4,530*	*4,530*	*4,747*	*-4.6*	*-4.6*
- Investment banking	*9,482*	*9,482*	*8,464*	*+12.0*	*+12.0*
- Other Activities	8,817	6,472	7,597	+16.1	-14.8
Savings and Assurance	31,010	31,010	28,184	+10.0	+10.0
Central Functions (2)	41,523	41,523	33,615	+23.5	+23.5
Direct customer deposits	**187,564**	**181,432**	**165,230**	**+13.5**	**+9.8**

(1) The data was reworked, for purposes of homogeneous comparison with the data as at 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, consolidated on a line-by-line basis at the end of 2006.

(2) Includes deposits of Group Finance, mainly in bonds.

parison), thanks to positive contributions from all the business lines. The Retail & Private and Corporate business lines benefited from the good performance of the commercial banks' direct deposits. The Wholesale business line recorded a 25.6% increase in deposits (homogeneously +6.5%) buoyed by the inclusion within the consolidation scope of the foreign banks acquired during the year and the positive performance of the large groups and investment banking, which counterbalanced the reduction in public authorities and entities, given the lack of dynamism in the market in question. The Savings and Assurance sector also showed positive performance (+10%) due to the increased deposits of Banca Fideuram and EurizonVita, as did Central Functions (+23.5%), caused by the greater funding through bonds and subordinated securities.

On 31 December 2006, the Group's domestic direct deposit market share (calculated on harmonized series defined in countries of the euro-area) amounted to 10.5%, in line with the end of 2005.

Loans to customers

At the end of 2006, loans to customers, including debt securities and NPLs, totaled 157.8 billion euro, up 13.1% from the beginning of the year (the growth in homogenous terms is 10.2%). Financing to customers (excluding NPF) amounted to 155.4 billion euro, up 12.5% from the end of 2005 (+9.6% on homogenous basis). This trend was reinforced by the increase in medium- and long-term financing (+11%; +8.3% homogeneously) as well as short-term financing (+16%; +12.7% homogeneously). The short-term financing recorded higher change rates compared to the others, which felt the weaker growth in the public works and infrastructures sector where Banca OPI is active.

In the compartment of medium-/long-term loans to the retail sector, disbursements totaled 10.1 billion euro. More in detail, mortgages to households showed strong growth: the net inflow for the period amounted to 5.3 billion euro, 8% greater in homogenous terms than that of 2005.

During the year the company compartment issued eight billion euro in financing, a more than 30% higher flow than that of 2005, thanks above all to the expansion of industrial loans.

As far as the trend in loans to the public works and infrastructure sector issued by Banca OPI, the stock at the end of December amounted to 20.1 billion euro, a decrease of 3.3% from the beginning of the year. The lack of dynamism in the market in question was influenced by the continuation of tight public financial policy during the period under analysis.

An analysis of loans to customers by counterparty reveals increased performance in all compartments, with the sole exception of

Direct customer deposits (€/mil)



165,230
181,432
187,564
Financial liabilities of insurance business designated as at fair value
Securities and other deposits
Current accounts and deposits
31/12/2005
31/12/2006 restated
31/12/2006

Financing to customers excluding NPF (€/mil)



138,115
151,430
155,377
Short-term financing
Medium-/long-term financing
31/12/2005
31/12/2006 restated
31/12/2006

Loans to customers (1)

	31/12/2006		31/12/2006 restated (2)		31/12/2005		Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(€/mil)	(%)	(%)	(%)
Short-term financing	48,983	31.1	47,574	30.9	42,228	30.3	+16.0	+12.7
Medium-/long-term financing	106,394	67.4	103,856	67.5	95,887	68.7	+11.0	+8.3
Financing to customers excluding NPF	**155,377**	**98.5**	**151,430**	**98.4**	**138,115**	**99.0**	**+12.5**	**+9.6**
Non-performing financing	1,101	0.7	1,033	0.7	1,080	0.8	+1.9	-4.4
Financing to customers	**156,478**	**99.2**	**152,463**	**99.1**	**139,195**	**99.8**	**+12.4**	**+9.5**
Debt securities held in the portfolio	1,322	0.8	1,316	0.9	312	0.2	n.s.	n.s.
Defaulted debt securities	-	0.0	-	0.0	-	0.0	-	-
Debt securities	**1,322**	**0.8**	**1,316**	**0.9**	**312**	**0.2**	**n.s.**	**n.s.**
Loans to customers	**157,800**	**100.0**	**153,779**	**100.0**	**139,507**	**100.0**	**+13.1**	**+10.2**

(1) Including accruals and value adjustments for fair value coverage.

(2) Reconstructed data to give unity of comparison with 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Bank, Bank of Alexandria and Cassa dei Risparmi di Forlì that entered the area of line-by-line consolidation at end 2006.

financing to governments and public entities (-12.1%; -12.7% homogeneously). The growth of financing to financial companies (+42.3%; +41.9% homogeneously) stands out among the positive results. This is accompanied by financing to households (+16.9%; +14% homogeneously) and to family businesses and non-financial companies (+10%; +6.4% homogeneously), which includes loans to municipal companies under Banca OPI.

The division of loans by Group Business Sector posted an increase of 10.7% in Banking loans (homogeneously +7.8%), thanks mainly to the contribution of retail and private customers, due to a growth of mortgages and consumer credit, and of corporate customers, generated by the economic recovery that created a new impulse in production. Loans in the Wholesale business line showed a positive trend of 3.1% (unchanged in homogeneous terms, compared to 2005), caused moreover by conflicting trends: the drop in large groups and the public sector is more than counterbalanced by the increase in investment banking and international network (+23%; +5.7% on homogenous basis), which benefited from the loans attributable to banks acquired in 2006. The increase in loans of the Central Functions (+71.3%) is attributable both to the repurchase agreements

Loans to customers by counterparty (1)

	31/12/2006		31/12/2006 restated (2)		31/12/2005		Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(€/mil)	(%)	(%)	(%)
Financing to households	36,745	23.3	35,845	23.3	31,435	22.5	+16.9	+14.0
Financing to family businesses and non-financial companies	89,097	56.5	86,248	56.1	81,028	58.1	+10.0	+6.4
Financing to financial companies	17,844	11.3	17,804	11.6	12,543	9.0	+42.3	+41.9
Financing to governments and public entities (3)	11,912	7.5	11,835	7.7	13,557	9.7	-12.1	-12.7
of which: tax collection	-	*0.0*	-	*0.0*	*1,539*	*1.1*	*-100.0*	*-100.0*
Other	880	0.6	731	0.4	632	0.5	+39.2	+15.7
Financing to customers	**156,478**	**99.2**	**152,463**	**99.1**	**139,195**	**99.8**	**+12.4**	**+9.5**
Debt securities	**1,322**	**0.8**	**1,316**	**0.9**	**312**	**0.2**	**n.s.**	**n.s.**
Loans to customers	**157,800**	**100.0**	**153,779**	**100.0**	**139,507**	**100.0**	**+13.1**	**+10.2**

(1) *Including accruals and value adjustments for fair value coverage.*
(2) *Reconstructed data to give unity of comparison with 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Bank, Bank of Alexandria and Cassa dei Risparmi di Forlì that entered the area of line-by-line consolidation at end 2006.*
(3) *Excluding financing to municipal companies under Banca OPI, included in financing to non-financial companies.*

Loans to customers (excluding NPLs) by Business Sector

	31/12/2006	31/12/2006 restated (1)	31/12/2005	Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(€/mil)	(€/mil)	(%)	(%)
Banking	146,007	142,054	131,836	+10.7	+7.8
- Retail & Private	49,956	49,956	44,028	+13.5	+13.5
- Retail & Private-Commercial banks	*44,355*	*44,355*	*39,325*	*+12.8*	*+12.8*
- Other companies	*5,601*	*5,601*	*4,703*	*+19.1*	*+19.1*
- Corporate	52,421	52,421	47,801	+9.7	+9.7
- Companies-Commercial banks	*46,513*	*46,513*	*42,192*	*+10.2*	*+10.2*
- Other companies	*5,908*	*5,908*	*5,609*	*+5.3*	*+5.3*
- Wholesale	40,390	39,096	39,176	+3.1	-0.2
- International	*9,171*	*7,877*	*7,455*	*+23.0*	*+5.7*
- Large Groups	*6,139*	*6,139*	*7,574*	*-18.9*	*-18.9*
- Public Authorities and Entities	*20,067*	*20,067*	*20,757*	*-3.3*	*-3.3*
- Investment banking	*5,013*	*5,013*	*3,390*	*+47.9*	*+47.9*
- Other Activities	3,240	581	831	n.s.	-30.1
Savings and Assurance	1,324	1,324	1,122	+18.0	+18.0
Central Functions (2)	9,368	9,368	5,469	+71.3	+71.3
Loans to customers excluding NPLs	**156,699**	**152,746**	**138,427**	**+13.2**	**+10.3**

(1) *The data was reworked, for purposes of homogeneous comparison with the data as at 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, consolidated on a line-by-line basis at the end of 2006.*
(2) *Include the loans of Group Finance.*

linked to treasury transactions and to the loans in the form of debt securities.

At the end of 2006, the Group's market share in the domestic market (calculated on harmonized series defined in the countries of the eurozone) was equal to 9.9% for total loans, down two-tenths of a point compared to the end of 2005. In particular, the market share in medium-/long-term loans to households and non-financial resident companies was 9.3% and that in short-term loans was 8.4%.

Quality of the loan portfolio

During 2006, the Group continued to monitor and protect on the quality of assets, by applying selective criteria when granting loans and through prudent provisioning policies across all commercial banks. Improvement in the quality of the loans portfolio can be seen in the reduction in doubtful loans and in the lower impact of these on net loans to customers (decreasing from 2.4% at the end of 2005 to 2% at the end of 2006).

Net doubtful loans as of the end of 2006 totaled 3,259 million euro, down 3.7% from the beginning of the year. Excluding the companies that entered into the 2006 scope of consolidation (Banca Italo Albanese, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì) the doubtful loans totaled 3,078 million euro, down 9% over the twelve months. Specifically, with regards to loans to customers, and excluding the abovementioned new Group companies:

- non-performing financing amounted to 1,033 million euro, down 4.4% from the end of 2005. The ratio of non-performing financing to loans to customers was 0.7%, substantially unchanged with respect to the end of 2005. Coverage of these loans rose to 77% from the 75% on 31 December 2005;
- problem and restructured financing totaled 1,248 million euro, with a 6.8% increase over the twelve months, partially attributable to the transfer of loans due to this caption. The weight of funds under adjustment reached 29.8%;

Non-performing financing to customers (€/mil)


1,080
1,033
1,101
31/12/2005
31/12/2006
restated
31/12/2006

Problem and restructured financing to customers (€/mil)


1,168
1,248
1,300
31/12/2005
31/12/2006
restated
31/12/2006

Qualitative analysis of the loan portfolio (1)

	31/12/2006		31/12/2006 restated (2)		31/12/2005		Change 31/12/06-31/12/05	Change 31/12/06 restated-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(€/mil)	(%)	(%)	(%)
Non-performing financing	1,101	0.7	1,033	0.7	1,080	0.8	+1.9	-4.4
Problem and restructured financing	1,300	0.8	1,248	0.8	1,168	0.8	+11.3	+6.8
Financing to countries at risk	63	0.0	18	0.0	17	0.0	n.s.	+5.9
Financing due/overdue by more than 180 days	765	0.5	750	0.5	1,066	0.8	-28.2	-29.6
Defaulted securities held in the portfolio	-	0.0	-	0.0	-	0.0	-	-
Doubtful loans - customers	**3,229**	**2.0**	**3,049**	**2.0**	**3,331**	**2.4**	**-3.1**	**-8.5**
Performing financing	153,249	97.2	149,414	97.1	135,864	97.4	+12.8	+10.0
Performing debt securities held in the portfolio	1,322	0.8	1,316	0.9	312	0.2	n.s.	n.s.
Loans to customers	**157,800**	**100.0**	**153,779**	**100.0**	**139,507**	**100.0**	**+13.1**	**+10.2**
Non-performing and problem financing - banks	-		-		-		-	-
Financing due/overdue by more than 180 days - banks	-		-		-		-	-
Financing to countries at risk - banks	30		29		47		-36.2	-38.3
Defaulted securities held in the portfolio - banks	-		-		5		-100.0	-100.0
Total doubtful loans - customers and banks	**3,259**		**3,078**		**3,383**		**-3.7**	**-9.0**

(1) Including accruals and value adjustments for fair vale coverage.
(2) Reconstructed data to give unity of comparison with 31/12/2005, excluding the results of Banca Italo Albanese, which entered the scope of consolidation using the line-by-line method in May, Panonska Bank, Bank of Alexandria and Cassa dei Risparmi di Forlì that entered the area of line-by-line consolidation at end 2006.

Financing due/overdue by more than 180 days (€/mil)


1,066
750
765
31/12/2005
31/12/2006
restated
31/12/2006

- financing due/overdue by more than 180 days amounted to 750 million euro, down 29.6% from the beginning of the year, with a coverage ratio of 16.7%;
- non-guaranteed financing to countries at risk was 18 million euro.

The entrance of the new banks into the group's scope of consolidation brought about an increase in doubtful loans to customers from 3,049 million euro to 3,229 million, spread among the different categories, without any significant effect on the ratios mentioned above. In particular the overall coverage of doubtful loans increased by more than four percentage points compared to the previous year.

Lump-sum adjustments to the performing loan portfolio reached 1,211 million euro, up 13.6% from 2005 (homogeneously +7.8%). This corresponds to 0.8% of performing loans, unchanged from that recorded at the end of the previous year.

Activities on financial markets

Treasury and financial management activities

In 2006, the control of treasury activities and the management of financial risks of the domestic banking networks were carried out centrally by the Parent Bank's Treasury Department.

As regards treasury activities, the Parent Bank guaranteed direct access to money markets, to spot and forward exchange rate markets and to securities markets, as well as to payment systems, and monitored the Group's liquidity policy. To access the medium-/long-term derivatives markets, the Treasury of the Parent Bank was supported by the subsidiary Banca IMI, which carries out the

Interbank position, securities and derivatives

	31/12/2006		31/12/2005		Change 31/12/06-31/12/05
	(€/mil)	(%)	(€/mil)	(%)	(%)
Interbank					
Assets (2)	28,942	100.0	27,838	100.0	+4.0
- Parent Bank	14,483	50.0	15,829	56.9	-8.5
- Banca IMI	5,920	20.5	6,093	21.9	-2.8
- Others	8,539	29.5	5,916	21.2	+44.3
Liabilities	38,831	100.0	35,683	100.0	+8.8
- Parent Bank	25,436	65.5	19,786	55.4	+28.6
- Banca IMI	6,038	15.6	7,170	20.1	-15.8
- Others	7,357	18.9	8,727	24.5	-15.7
Securities (1) (2)	73,666	100.0	68,319	100.0	+7.8
- Parent Bank	8,041	10.9	8,294	12.1	-3.1
- Banca IMI	11,479	15.6	11,480	16.8	-0.0
- EurizonVita (already A.I.P.)	38,145	51.8	39,927	58.5	-4.5
- Others	16,001	21.7	8,618	12.6	+85.7
Derivatives					
Hedging derivatives (notional)	92,965	100.0	57,434	100.0	+61.9
- Parent Bank	60,443	65.0	26,712	46.5	+126.3
- Banca IMI	-	0.0	-	0.0	-
- Others	32,522	35.0	30,722	53.5	+5.9
Dealing derivatives (notional)	1,080,011	100.0	1,219,569	100.0	-11.4
- Parent Bank	79,930	7.4	61,899	5.1	+29.1
- Banca IMI	964,752	89.3	1,130,132	92.7	-14.6
- Others	35,329	3.3	27,538	2.2	+28.3

(1) The figure does not include securities classified in loans & receivables, reported among "Securities" (2,438 million euro at 31 December 2006 and 998 million at 31 December 2005).

(2) The figure includes debt and capital securities (including O.I.C.R. quotas) classified in the various portfolios, except for "Other equity investments" described elsewhere in this Report.

service by making use of the synergies from its own market making activities.

The financial risk management policies related to the banking book of SANPAOLO IMI and the Group's banking networks (Asset and Liability Management) are described in Part E of the Explanatory Notes to these Financial Statements.

As regards the centralized management of liquidity, as of 31 December 2006 about 81% of interbank lending and 29% of interbank borrowing by the Parent Bank referred to infragroup financing and deposits. Net of these components, during the period, the Parent Bank maintained a debt imbalance with respect to the market. As a consequence, the Treasury operated in the markets to collect the necessary short-term liquidity under a strict policy of funding diversification.

Regarding medium- and long-term funding, also managed centrally, the Parent Bank raised a total of 15.3 billion euro during 2006, composed as follows:

- around 5.7 billion euro through the placement of securities on international markets with Italian and foreign institutional investors, of which 3.9 billion euro seniors and 1.8 billion subordinated (Lower Tier II);
- around 4 billion euro through infragroup deposits, mainly from Sanpaolo IMI Bank Ireland, carried out using government funding and/or private placement;
- approximately 3 billion euro through the placement of senior securities by way of the internal branch network and the Group network banks;
- approximately 1.3 billion euro in deposits form Group banks operating on the domestic market;
- approximately 875 million euro through senior bond issues underwritten by EurizonLife Ltd and listed on the Dublin Exchange, regarding the placement of retail policies in Italy; around 407 million euro through senior bond issues underwritten by EurizonLife Ltd on the domestic market, and thus unlisted, regarding the placement of retail policies in Italy.

Part of these medium-/long-term deposits was transferred to the Group banks and companies. More specifically, during the year, the funding transfered by the Parent Bank totaled approximately 2.3 billion euro (900 million euro senior and 1.4 billion euro subordinated). A further 1.4 billion euro, approximately, was transferred to the Group Banks and Companies through the subsidiary Sanpaolo IMI Bank Ireland.

In relation to deposits from supranational and international bodies, in 2006 new loan agreements were stipulated by the EIB and KfW (Kreditanstalt für Wiederautbau) in favor of the Parent Bank and the Group network banks, for the amount of 300 million euro. The Parent Bank and other banks of the Group continued to use funds from Global Loans previously issued by the EIB, especially those destined to finance Research and Development initiatives in Italy. In addition, in 2006, Banca OPI autonomously collected medium-/long-term deposits from the EIB for approximately 100 million euro and from KfW for 200 million euro.

With the exception of several senior securities, for a total of 111 million euro, already under placement at the beginning of 2006, the network banks different from SANPAOLO IMI did not carry out any autonomous issues. As part of its own activities, the subsidiary Banca IMI issued bonds for a total of 524 million euro, including senior structured bonds for 495 million euro, placed through the Group's networks. It also issued subordinated bonds (Tier III) for 300 million euro, entirely underwritten by the Parent Bank.

As of 31 December 2006, the Group's securities portfolio amounted to 73.7 billion euro, up 7.8% from the figure at the end of 2005 (68.3 billion). The amount can be broken down as follows: 36.6 billion held-for-trading or designated as at fair value; 30.4 billion in available-for-sale securities; 2.9 billion in securities held to maturity; 3.8 billion in securities classified under "loans and receivables", of which 1.4 billion related to customers.

The securities portfolio of the Parent Bank, held for treasury requirements and investment purposes, amounted to 8 billion euro as of 31 December 2006 (net of Group securities), a decrease of 3.1% compared to the 8.3 billion in December 2005. The break-down is as follows: 4.3 billion euro held for trading or designated as at fair value; 2.5 billion held to maturity; 0.4 billion available-for-sale; 0.8 billion reclassified under "loans and receivables".

As at 31 December 2006, the break-down of the securities portfolio of the Parent Bank showed a prevalence of government bonds originating from EU countries, representing 58% of the total; a further share of 38% was made up of securities issued by banks, financial institutions and international organizations, 1% by corporate bonds and the remaining 3% by O.I.C.R. (Collective Savings Investments Organization) funds. With the aim of maximizing profit opportunities, portfolio management maintained, through the component of securities eligible for Eurosystem monetary policy operations, the collateral suitable for managing liquidity and, at the same time, for pledging transactions in customer repurchase agreements.

During 2006, the volume of securities traded by the Parent Bank on its own account was equal to 30.5 billion euro, while transactions involving repurchase agreements, primarily short-term transactions, amounted to 680.7 billion euro, of which 260.1 billion euro were carried out on the MTS/PCT platform.

The insurance sector portfolio

As of 31 December 2006, the life and casualty companies reporting to EurizonVita had investments (gross of securities issued by Group companies) equal to 48 billion euro, an increase of 3% from the beginning of the year.

Available-for-sale investments comprised 41% of the securities portfolio, while securities designated as at fair value made up 58% and financing and loans the remaining 1%. More specifically:

- available-for-sale securities, mainly for traditional policies and free capital, amounted to 19.8 billion euro and consisted for the most part of bonds and other fixed-income securities. Shares, equal to 1.5 billion euro, maintained an average impact of 6% throughout the period, in line with the medium- and long-term profit objectives of the Company;
- investments designated as at fair value, equal to 28 billion euro, comprised index-linked policies for 39% and unit-

linked policies for 56%. The remaining 5% mainly comprised securities to be liquidated for index-linked products reimbursed to customers and specific asset policies;
- a residual part of investments amounting to 238 million euro was entered under financing and loans.

At the end of 2006, hedging in the form of collars expiring in April 2007 amounted to a notional value of 4,154 million euro, and hedging in the form of IRS amounted to a notional value of 141 million euro. This operation aims at protecting part of the portfolio from falls in price, resulting from the expected increase in interest rates. Due to the increase in interest rates and the subsequent reduction in capital gains on bonds, though partially mitigated by collars, at the end of December, the valuation reserves of available-for-sale financial assets amounted to 35 million euro, compared with 91 million euro at the beginning of the year.

Brokerage activities

During 2006, brokerage activities within the Group were mostly carried out by Banca IMI, the investment bank of the Group and one of the leading Italian financial operators, with extensive operations in stock and bond placements, extraordinary finance transactions and securities trading.

In line with the 2006-2008 Industrial Plan, Banca IMI supervised the Large Groups and Entities segment and supported the SANPAOLO IMI network in offers for SMEs and households.

Banca IMI trades on its own behalf and for third parties in a wide range of financial products on regulated and over-the-counter markets, structures and creates investment products for retail and institutional customers and provides risk management products for businesses and public authorities.

As of 31 December 2006, the securities portfolio of Banca IMI stood at 12 billion euro (gross of Group securities), an increase of 2.7% against the 11.7 billion held at the end of 2005. This was comprised by debt securities for 61.4% by O.I.C.R. quotas for 37.6% and by equities for the remaining 1%. Short positions in securities amounted to 1.9 billion euro, a fall of 16% compared to the value as at 31 December 2005 (2.31 billion).

Financial dealing derivatives totaled 1,105.9 billion euro, a drop of 13.5% over 2005 (1,274.3 billion), together with credit derivatives for hedging purchases totaling 4.9 billion euro and hedging sales of 4.5 billion euro (as of 31 December 2005, both totaled 1.6 billion euro).

More information on Banca IMI transactions can be found in "Group business structure".

Placement and advisory business

At Group level, the placement and advisory business was carried out by Banca IMI, while the subsidiary Banca OPI operated in this business with respect to Public Authorities and Entities.

In 2006 SANPAOLO IMI and Banca IMI stipulated a framework agreement to make use of ancillary assistance and financial consulting, as needed, including the valuation of companies and financial instruments in general, as well as the values of goodwill stated in the financial statements.

In order to deal with the increasing operations in OTC derivatives with customers both in terms of volume and complexity of the products distributed, during the year, the Group rationalized its business model which divided the product development activities, assigned to Banca IMI, and distribution activities, assigned to the branches of the network banks.

During 2006, the advisory business of Banca IMI benefited from the overall positive trend in Merger & Acquisitions in Europe, and the synergies developed from the operations supporting the network and banking customers of the Group. These operations were developed within the Telecom, Media & Advisory, Energy & Utilities, General Industry and Financial Institution sectors, and contributed to the expansion of the SANPAOLO IMI Group on the markets of Eastern Europe and the Northern Mediterranean.

In the first months of the year, Equity Capital Markets benefited from the positive performance of international stock markets. On the contrary, starting from mid-May, the visible downturn in the markets due to fears of a rise in interest rates reduced business, especially new listings.

In this context, Banca IMI managed to confirm its own supervision of the market with regard to placement, taking the role of joint global coordinator, lead manager and joint bookrunner in a number of important transactions.

In January 2006, Banca IMI also acted as joint bookrunner for the private placement of FIAT shares held by SANPAOLO IMI deriving from conversion of the loan, as described in "Action Points and Initiatives in the Year".

In relation to public offers, Banca IMI acted as financial advisor for Eurizon Financial Group and intermediary for the coordination and collection of subscription to the total voluntary public purchase offer for Banca Fideuram shares.

In structured finance operations, Banca IMI acted directly, and in a supporting role to SANPAOLO IMI, as the result of the new Service Model implemented during the year, leading to the finalization of 28 transactions for approximately five billion euro in initial risk, of which 20 acquisition finance transactions, six project finance transactions and two real estate finance transactions.

Activity in the Public Authorities sector was also significant, in particular in transactions to restructure the liabilities of some major Public Entities originated in collaboration with Banca OPI.

As regards Banca OPI's advisory activities, during 2006 the bank confirmed its significant role in financing to Italian Entities and Public Authorities.

In terms of placement activities, Banca OPI also held the role of joint arranger and joint lead manager in the two most significant international bond issues in the year: the Campania region and the Piedmont region. In addition, the bank participated in all of the most important operations for the placement of issues by local authorities on the domestic market.

In 2006, Banca OPI also achieved considerable results with public entities in the field of derivatives.

Medium-/long-term financing to public entities developed significantly during 2006, both in terms of increases in volume and consolidation of commercial relations.

Project finance grew strongly compared with 2005: on the domestic market, Banca OPI took on important roles as a Mandated Lead Arranger in the water sector, medical construction and local public transport; foreign operations were boosted by the underwriting operations regarding the privatization of French highways.

Lastly, with reference to the operations of FIN.OPI, the Group's investment trust, the most important event of 2006 was the closing on the new PPP Italia Fund, the first Italian fund specialized in infrastructures. The purpose of this fund is to purchase equity shareholdings in companies which hold licenses for the construction and management of public infrastructures, as well as in companies operating in the local public utilities sector, with a qualified group of Italian and international institutional investors which have subscribed a total commitment of 120 million euro. As well, during the year, FIN.OPI actively managed the merger of its investees AEM Torino and AMGA Genova, which led to the creation of the new IRIDE S.p.A..

More information on the operations carried out in placement and advisory business can be found in "Group business structure".

Shareholdings

As of 31 December 2006, Group shareholdings amounted to 4,754 million euro, of which 893 million euro classified as "Equity shareholdings" and 3,861 million euro as "Available-for-sale financial assets - Equities".

Equity shareholdings

This caption comprises "significant" shareholdings, which are those held in companies in which the Group exercises significant influence, that amounted to 893 million euro at 31 December 2006, of which 107 million is attributable to goodwill (positive differences in net shareholders' equity). This caption increased by 74 million euro compared with the value as of 31 December 2005, as a result of:

- acquisitions and subscriptions for 139 million euro (of which 44 million attributable to goodwill);
- sales for 28 million euro;
- a decrease of 167 million euro, of which 148 million for the inclusion of Cassa dei Risparmi di Forlì among the companies consolidated on a line-by-line basis;
- other increases of 130 million euro, regarding profits from the disposal of equity shareholdings and the net effects of valuation at net equity.

The main increases during the year involved:

- the increase in the shareholding in SI Holding, which wholly owns CartaSì, from 11% to 36.74%, for a total of 38.1 million euro, resulting in the inclusion of the investee company among associated companies;
- the pro-rata subscription of the paid capital increase of Cassa di Risparmio di Firenze. Subscription to the transaction, which meant an outlay of 28.1 million euro, left the shareholding in the Florentine company unchanged (equal to 18.7% of capital). This shareholding was progressively diluted as a result of the exercise of stock options, to stand

Shareholdings

	31/12/2006 (€/mil)	31/12/2005 (€/mil)	Change 31/12/06-31/12/05 (%)
Equity shareholdings (1)	**893**	**819**	**+9.0**
Qualified investments	786	690	+13.9
Goodwill arising on application of the equity method	107	129	-17.1
Other shareholdings (2)	**3,861**	**3,093**	**+24.8**
of which:			
- Santander Central Hispano	*1,934*	*1,524*	*+26.9*
- Natixis	*435*	*-*	*n.s.*
- Banca d'Italia	*185*	*185*	*-*
- Borsa Italiana S.p.A.	*177*	*134*	*+32.1*
- FIAT S.p.A.	*132*	*67*	*+97.0*
- Parmalat S.p.A.	*97*	*62*	*+56.5*
- Banca delle Marche S.p.A.	*92*	*92*	*-*
- Azimut S.p.A.	*87*	*71*	*+22.5*
- Iride S.p.A.	*72*	*-*	*n.s.*
- Banco del Desarrollo	*57*	*62*	*-8.1*
- Istituto per il Credito Sportivo	*48*	*50*	*-4.0*
- IXIS Asset Management Group S.A.	*-*	*216*	*-100.0*
- IXIS Corporate & Investment Bank S.A.	*-*	*91*	*-100.0*

(1) The list is given in the Explanatory Notes (Part B - Assets - Section 10).
(2) Included in the caption "Available-for-sale financial assets - Equities".

at 18.6% of capital at the end of 2006;
- the acquisition, by the founding shareholders, of 100% of the IT services company Isyde S.r.l., recently converted into S.p.A (joint-stock company), for 8.5 million euro;
- the purchase for three million euro of 50% of the capital of TLX S.p.A., a consortium that organizes and manages the TLX and EuroTLX markets for the trading of financial instruments.

The decreases involved:
- the disposal of the Slovene shareholding in Splosna Plovba Portoroz D.o.o. (21%) for 12.7 million euro with a capital gain of 12.3 million euro.
- the disposal of the remaining share (20%) held in IW Bank S.p.A. – a leading Italian on-line trading company – for 9.3 million euro and a capital gain of 3.9 million;
- the transfer of the entire shareholding (33.3%) of SFET - Società Friulana per l'Esazione Tributi, to the newly-constituted government-owned Riscossione S.p.A.. Settlement of the price, which is still under negotiation, will be carried out through the transfer of shares by Riscossione S.p.A..

As regards investments carried out within the private equity business, the following are noted:
- the acquisition, with a disbursement of 20.4 million euro, of a 20% share in Imaging S.p.A., the new company especially created to acquire 100% of Esaote S.p.A., an Italian group operating in the electro-medical equipment sector;
- the conversion into capital of a 4.5 million euro loan disbursed in favor of the subsidiary (30%) Aeroporti Holding S.r.l.;
- the acquisition of 21.7% share in Infragruppo S.p.A. through conferral of the share (7.35%) held in Infracom S.p.A.. This operation generated an increase of 5.4 million euro in the value of the equity shareholding portfolio.

Other shareholdings

The Group's remaining shareholdings are classified under "Available-for-sale financial assets – Equities". As of 31 December 2006, this component amounted to 3,861 million euro, with a net increase of 768 million euro compared to end 2005.

The main operations involving increases performed during the year regarded:
- the subscription to (also through exercising the right of pre-emption of unbought capital) the paid capital increase of Friulia S.p.A. – the financial holding controlled by the Friuli Region – for a total outflow of 18 million euro, and the subsequent conferral to the same of the equity shareholding in Agemont, for 0.1 million euro, leading to a shareholding of 3.14%;
- the acquisition, on the block market, of a 3.6% share in the capital of the listed multiutility ACEGAS-APS S.p.A., for 16.6 million euro;
- the increase, from 3.2% to 9.3%, of the shareholding in Società Interbancaria per l'Automazione - Cedborsa, a company operating in networking of financial markets and payment systems, through the purchase from the Italian Bankers' Association (ABI) of 6.05% of the share capital, for 14.8 million euro;
- the pro rata subscription of the paid capital increase of the investee (7%) Transdev S.A. (company operating in the local public transport sector in various European countries) for 5.6 million euro;
- the increase, in the light of the merger of the two companies and for a total disbursement of 12.1 million euro, of the shares held in AEM Torino and in AMGA Genova. The operation, which was carried out partly through acquisition on the market and partly through the conversion of AEM Torino warrants, resulted in a shareholding of 3.5% in IRIDE S.p.A., the company resulting from the merger;
- the acquisition, at a price of 9.1 million euro, of a shareholding of 8.4% in IRIS S.p.A., a company which manages energy networks, created through the merger of three companies formerly owned by municipalities in the Gorizia area;
- the increase (from 1.85% to 5%, taking into account the increase in company capital and with an outlay of 7.7 million euro) of the interest held in MTS S.p.A. – a European leader in electronic platforms for the trading of fixed-income securities – by exercising the right of pre-emption for members following the friendly offer for MTS by the concerted party EuronextBorsa Italiana.

The main disposals involved:
- the transfer of the shares held in Ixis Asset Management Group (9.25%) and in Ixis Corporate & Investment Bank (2.45%) in equal measure (50%) to Caisse Nationale des Caisses d'Epargne and to SNC Champion (Banque Populaire Group), at a total price of 506 million euro, achieving a capital gain of 228 million euro, and the subsequent acquisition by these companies of 1.68% of Natlxis, through Sanpaolo IMI International for a value of 395.6 million euro, with partial reinvestment of the profit from the transfer. Natlxis is a listed company created through the investment banking and banking services partnership between the French groups Caisse d'Epargne and Banque Populaire;
- the sale to Cassa di Risparmio di Firenze of the 12.33% equity shareholding in Centro Leasing S.p.A.. The transaction was concluded for 21.2 million euro and gave rise to a capital gain of 5.3 million euro;
- the transfer of the entire shareholding (equal to 1.15% of share capital) in Cassa di Risparmio di Ferrara S.p.A.. The transaction was concluded for 14.1 million euro and gave rise to a capital gain of 8.4 million euro.

As regards private equity investments, the following are noted:
- the acquisition, for a total of 29.2 million euro, of equity shareholdings in Azimut Benetti S.p.A. (2.74%), Cattleya S.p.A. (9.8%) and Praxis Calcolo S.p.A. (14.23%) from the associated company Sanpaolo IMI Private Equity Scheme BV;
- the sale – on the exercise of the shareholders' agreements of January 2005 – of the 1.97% share in Fincantieri S.p.A. for 13.1 million euro and a capital gain of 6.5 million;
- the transfer of the 2.17% shareholding in SAVE – Aeroporto di Venezia Marco Polo, for an overall total of 14.34 million euro and the realization of a capital gain of 14.25 million euro.

The increase in the book value of the other equity shareholdings is also due to the adjustment of some shareholdings to fair value, specifically Santander, for 410 million euro, and FIAT, for 65 million euro, gross of tax effect.

Considering the valuation of the other equity shareholdings, the Group created specific net valuation reserves for the valuation of AFS equity securities, amounting to 1,621 million euro at the end of the year, of which 23 million euro is attributable to the securities portfolios of the insurance companies.

Group capital and reserves

Net shareholders' equity

Group net shareholders' equity, equal to 14,338 million euro as of 31 December 2006, showed the following changes during the period:

Movement in Group net shareholders' equity	*(€/mil)*
Group net shareholders' equity at 31 December 2005	**13,483**
Decreases	-1,916
- Dividends on ordinary shares	-905
- Dividends on preferred shares	-162
- Reduction in consolidation reserve due to acquisition of minority interest shareholdings in Fideuram and EurizonTutela	-831
- Changes in own shares	-13
- Other changes (-)	-5
Increases	2,771
- Net profit for the period	2,148
- Net change in valuation reserves	309
AFS reserve	453
- corresponding to capital securities	*593*
- corresponding to debt securities	*-140*
Reserve for recognition of actuary profits/losses	85
Other valuation reserves	11
Conversion of valuation reserves into capital	-240
- Increase of company capital due to conversion of valuation reserves	240
- Stock option accounting	74
Group net shareholders' equity at 31 December 2006	**14,338**

The changes during 2006 were essentially due to the profits for the year, net of dividends paid on the results of 2005, the changes in valuation reserves, the repurchase of minority shares (specifically due to the public offering on Banca Fideuram) and the recording of stock options.

In particular, the change in valuation reserves, which went from 1,286 million euro to 1,595 million, was impacted by:
- the revaluation as at fair value of some minority investments classified in the available-for-sale portfolio for a total of 593 million euro (including, specifically, the shareholding in Santander for 410 million euro and in FIAT for 65 million euro);
- the recognition, attributable to the rise in interest rates, of 85 million euro of lower actuary capital losses on defined benefit employee funds and employee termination indemnities (TFR), whose valuation is recorded in a direct corresponding item under shareholders' equity reserves;
- the decrease in the valuation reserves of debt securities for 140 million euro, linked to the rise in interest rates and the sales carried out during the year;
- the stock of valuation reserves fell further, with no impact on net shareholders' equity, following the use of reserves deriving from special revaluation laws for 240 million euro to service the scrip increase of the capital of the Parent Bank (150 million euro) and its subsidiaries (90 million euro).

Regulatory capital and solvency ratios

In April 2006, the Bank of Italy began definitive application of the new rules of "prudential filters", with which the Regulatory Body intends to regulate the effects of the introduction of IAS/IFRS on the amount and quality of the regulatory capital, lessening potential volatility deriving from the application of the new accounting standards.

It should be noted that because of the new regulations, the calculation of regulatory aggregates as at 31 December 2005 made to inform the Regulatory Body was different to the information made public in the annual report of the same date, showing a rise in all solvency ratios of 20 basis points (Core Tier 1 Ratio from 6.6% to 6.8%, Tier 1 Ratio from 7.2% to 7.4%, Total Risk Ratio from 9.2% to 9.4%). The adjustment, made necessary by the issuing of Regulatory transition norms after the approval of the 2005 financial statements, provided for the integral recovery among own means of value reserves matured before 1 January 2005 on equity shareholdings placed in the available-for-sale portfolio under IAS/IFRS.

The updating of the regulations also takes into account guidelines for the treatment for the supervision of financial conglomerates, introducing the obligation of deducting from basic and supplementary equity shareholdings in insurance companies and companies with insurance holdings, as well as their related subordinated loans.

In this context, and with specific reference to the treatment of companies in the Savings and Assurance Pole of the SANPAOLO IMI Group, it should be noted that ISVAP has identified the subsidiary Eurizon Financial Group S.p.A. as the company with insurance holdings according to the code of insurance companies. Application of the above-mentioned regulations would imply the obligation of the integral deduction from basic and supplementary consolidated equity shareholdings of the banking group of the subsidiaries Banca Fideuram and Eurizon Capital SGR (former Sanpaolo IMI Asset Management SGR) as they are controlled by Eurizon Financial Group, despite Eurizon and the two companies being ascribed to the SANPAOLO IMI banking group and sharing with the Parent Bank the nature of risks and the same Regulatory Body.

In the light of the regulatory framework, which is currently being adjusted by the two Regulatory Bodies, and on the basis of the methodologies under consideration with the Supervisory Department of the Bank of Italy, but not yet definitively implemented, the Group consolidated regulatory capital as at 31 December 2006 was calculated by reassigning the contribution attributable to Banca Fideuram and Eurizon Capital SGR to the banking business.

Given that definitive calculation of these aggregates will be released on transmission to the Bank of Italy by 25 April 2007, there follows an analysis of and indicative information on the regulatory capital and consolidated solvency ratios as of 31 December 2006, determined using the above-mentioned methodology.

Regulatory capital and solvency ratios

	31/12/2006	31/12/2005
Regulatory capital (€/mil)		
Tier 1 capital	11,837	11,286
of which: preferred shares	*1,000*	*1,000*
Tier 2 capital	6,015	4,720
less: prescribed deductions	-2,766	-2,308
Regulatory capital	15,086	13,698
Tier 3 subordinated loans	599	596
Total regulatory capital	15,685	14,294
Weighted assets (€/mil)		
Credit risk	155,896	136,017
Market risk	13,941	15,237
Other requirements	259	288
Total assets	170,096	151,542
Solvency ratios (%)		
Core tier 1 ratio	6.4	6.8
Tier 1 ratio	7.0	7.4
Total risk ratio	9.2	9.4

Based on the above, as of 31 December 2006, the ratio of total regulatory capital of the Group and total risk-weighted assets, mainly resulting from credit and market risk, amounted to 9.2%; in particular, market risks attributable to both the Parent Bank and to other companies of the Group, equal to about 14 billion euro at the end of December 2006, were 54% covered by Tier 3 subordinated loans, which amounted to 599 million euro.

At the same date, the ratio of Tier 1 capital of the Group and total weighted assets amounted to 7% (Tier 1 ratio), while the Core tier 1 ratio (calculated on Tier 1 capital net of preferred shares) totaled 6.4%.

As of 31 December 2005, the same ratios amounted to 6.8% for Core tier 1 ratio, 7.4% for Tier 1 ratio and 9.4% for Total Risk Ratio.

The decline in the Total risk ratio compared to 31 December 2005 is attributable mainly to the increase in risk-weighted assets and to the increase in capital deductions, as the tier 1 capital and tier 2 capital showed a positive trend. The increase in tier 1 capital is due to the amount of profits for the year, with the assumption that the dividend for Intesa Sanpaolo shareholders will be distributed drawing entirely from the profits and the former Banca Intesa reserves. This positive effect more than compensated the negative effect deriving from the goodwill recorded following the acquisitions carried out during 2006. The aforementioned growth in tier 1 capital also benefited, for 240 million euro, from the scrip issue deriving from the transfer to share capital of valuation reserves for fixed investments (land and works of art) separated from tier 2 capital.

The increase in tier 2 capital was supported by subordinated issues and reserves on available-for-sale financial assets accounted for regulatory purposes.

The negative effect of the increase in deduction elements is attributable to the increase in equity of Eurizon Financial Group, regarding the insurance business, and the increase in shareholdings of less than 10% held for regulatory purposes.

Own shares

As of 31 December 2006, SANPAOLO IMI shares held by the Group amounted to 2,909,004 (nominal value of 8.4 million euro), equal to 0.16% of the share capital. These shares were recorded as negative components of shareholders equity, for a total of 32.4 million euro. The shares were held by the Parent Bank and by O.I.C.R.s (collective investment entities) within the context of the Group's insurance business and, in accordance with international accounting standards, were consolidated on a line-by-line basis.

In view of the quantity of own shares in its portfolio, as of 31 December 2006 the Parent Bank had the same amount allocated in the unavailable reserve, pursuant to law.

Own shares held by subsidiary companies refer to Banca Fideuram S.p.A shares held in the portfolio of the bank. As at 31 December 2005, Banca Fideuran held 12,655,273 own shares in its portfolio (nominal value 2.4 million euro), representing 1.3% of the share capital. These shares were not subject to any movements during 2006. In application of IAS 32, these shares are shown, at historic values, in adjustment of Banca Fideuram's shareholders' equity (including the minority quota) for 54.4 million euro.

For additional information on transactions carried out during the year, see Part B – Liabilities – Section 15 of the Consolidated Explanatory Notes.

Operating structure

The distribution network

The Group's distribution network is divided into territorial areas and network banks with light central structures, which provide uniform and complete supervision of the respective territory. In order to effectively satisfy the different needs of households and businesses, the distribution model is based on specialization of the branches according to the type of customer served (corporate, retail & private). Internet, phone, mobile and remote banking services also support customer operations.

As of 31 December 2006, the SANPAOLO IMI Group had a network of 3,286 branches in Italy, distributed as follows: 33.6% in the North West regions, covered extensively by the Sanpaolo network; 29% in the North East, which comprises the branches of four networks (Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa), of Sanpaolo Banca dell'Adriatico and of Cassa dei Risparmi di Forlì; 24.8% in Southern Italy and the Islands, headed by Sanpaolo Banco di Napoli on the mainland and by the Sanpaolo network on the Islands. The remaining 12.6% of the Group's network is located in Central Italy, where the Group is present also through the branches of the new Sanpaolo Banca dell'Adriatico.

During the year, the process, begun during 2004, of rationalizing the distribution network of the Group in the North East and Adriatic regions continued. In the context of "territorial bank", the process led to the geographical reorganization of the Carive, Cariparo, Carisbo and Friulcassa commercial banks for the purposes of brand clarity, the merger by incorporation of Banca Popolare dell'Adriatico (BPdA) into SANPAOLO and the subsequent spin-off of the company branch made up of the Sanpaolo and BPdA branches in the Marche, Abruzzo and Molise regions, as well as the BPdA operating points in Romagna (in expectation of the completion of the Romagna Project which foresees the ceding to Cassa dei Risparmi di Forlì) into a new banking company called Sanpaolo Banca dell'Adriatico S.p.A..

As at 30 September 2006, the share of branches held on a national level was 10%. In particular, the Group had an 11.2% share in the North West, 10.1% in the North East, 5.6% in the Center and 13.4% in the South and Islands.

In reference to multi-channel infrastructures, at the end of December direct banking contracts with retail customers had risen to around 1,215,000, a 21.6% increase compared to 31 December 2005. Internet banking contracts with companies amounted to 67,179, a slight increase compared with the end of December 2005.

Customer service is also provided through the network of "Bancomat" automated teller machines - ATMs (at the end of December 2006, these comprised 1,969 Sanpaolo ATMs, 871 Sanpaolo Banco di Napoli ATMs and 1,195 ATMs of the four network banks of the North East and of Sanpaolo Banca dell'Adriatico), as well as through POS terminals (47,338 for the Sanpaolo network, 19,901 for Sanpaolo Banco di Napoli and 23,617 for the latter networks).

The distribution structure of the Group also includes 4,217 financial planners of Banca Fideuram and Sanpaolo Invest SIM, in addition to five loan negotiators and 151 agents of Neos Banca.

The Group operates abroad through a network of 396 branches, 19 representative offices and two desks (one syndicated Inter-Alpha group desk in Teheran and one "Italian desk" in Kuwait). The foreign network mainly comprises, in addition to the Parent Bank network, the branches of the subsidiaries operating in Central Eastern Europe (including the newly acquired Banca Italo Albanese and Panonska Banka) and the branches of the new investee Bank of Alexandria.

Personnel

At the end of the period, the Group employed 49,862 resources, in addition to 209 workers with atypical contracts, for a total of 50,071 people. Of these, 7,166 work for the companies which entered the scope of consolidation in 2006: Banca Italo Albanese, Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria. Net of these employees, the headcount totaled 42,905 resources, including 178 with atypical contracts.

Group distribution network

	31/12/2006	31/12/2006 restated (1)	31/12/2005	Change 31/12/06 restated-31/12/05 (%)
Banking branches and area offices	**3,682**	**3,338**	**3,289**	**+1.5**
- Italy (2)	3,286	3,201	3,172	+0.9
of which: Parent Bank	*1,378*	*1,378*	*1,354*	*+1.8*
North East banking branches and Sanpaolo Banca dell'Adriatico	*1,017*	*1,017*	*1,009*	*+0.8*
Sanpaolo Banco di Napoli	*678*	*678*	*687*	*-1.3*
other networks (3)	*213*	*128*	*122*	*+4.9*
- Foreign	396	137	117	+17.1
Representative offices	**19**	**19**	**19**	**-**
Financial planners	**4,217**	**4,217**	**4,151**	**+1.6**
Loan negotiators and agents of Neos Banca	**156**	**156**	**163**	**-4.3**

(1) Figures have been reclassified for homogenity of comparision with 31/12/2005, excluding the results of Banca Italo Albanese, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, that entered the scope of line-by-line consolidation during 2006.

(2) Figures as at 31/12/05 have been reclassified following the extraordinary transaction of merger and spin-off of Banca Popolare dell'Adriatico and the area reorganization involving Group branches.

(3) Includes the branches of Cassa dei Risparmi di Forlì (85), Banca Fideuram (95), Neos Banca (27), Farbanca (1), Banca IMI (1) e Banca OPI (4).

Group distribution network in Italy as of 30 December 2006

	Sanpaolo	North East banking network (1)	Sanpaolo Banca dell'Adriatico	Sanpaolo Banco di Napoli	Other networks (2)	TOTAL	%
North West (Piedmont, Valle d'Aosta, Lombardy and Liguria)	1,059	1	-	-	44	1,104	33.6
North East (Triveneto and Emilia Romagna)	5	818	14	-	117	954	29.0
Center (Tuscany, Marche, Umbria, Lazio, Abruzzo and Molise)	195	-	184	4	32	415	12.6
South and Islands (Campania, Puglia, Basilicata, Calabria, Sicily and Sardinia)	119	-	-	674	20	813	24.8
Banking branches and area offices in Italy	**1,378**	**819**	**198**	**678**	**213**	**3,286**	**100.0**

(1) Includes Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa.

(2) Includes the branches of Cassa dei Risparmi di Forlì (85), Banca Fideuram (95), Neos Banca (27), Farbanca (1), Banca IMI (1) e Banca OPI (4).

Excluding the abovementioned companies, the change as compared to December 2005 amounts to +579 resources (+1.4%) due to the increase of 562 (+1.3%) in employees as a result of 1,720 hirings, 1,183 terminations and the increase of 25 resources as the balance of the change in the scope of consolidation and other net movements, in addition to an increase of 17 workers with atypical contracts.

The increase in the workforce in 2006, in line with the development plans underpinning the Three-Year Plan approved in October 2005, is linked to the continuation of the investments in personnel which began in 2005, to support commercial activities in the Banking sector and the expansion of the Savings and Assurance sector.

The workforce of the commercial banks stood at 35,784 employees and 27 workers with atypical contracts, for a total of 35,811 resources. Compared to December 2005, the workforce increased by 74 people (+0.2%) following the increase in the number of employees.

As regards the Parent Bank, at the end of the year, the workforce amounted to 20,566 resources and 11 workers with atypical contracts, for a total of 20,577 people, an increase of 61 (+0.3%) compared to December 2005, reclassified in homogeneous terms to take into account the exchange of branches with the network banks of the North East and Sanpaolo Banca dell'Adriatico. The change is due to the hiring of 461 employees, of which two-thirds in the network branches and structures directly overseen by the business, 380 terminations and a decrease of 20 resources as the balance of other net changes. During the year, SANPAOLO IMI "financed" the other Group companies through secondment, specifically the other commercial banks, to partially cover their requirements, and Banca IMI and Banca OPI following the decentralization to these banks of activities previously carried out by the Parent Bank.

At the end of the year, the workforce of Sanpaolo Banco di Napoli amounted to 5,770 resources and 5 workers with atypical contracts, for a total of 5,775 people. Compared with the end of 2005, the workforce increased by 27 (+0.5%) due to 47 hirings, 49 terminations, 32 net acquisitions from the Parent Bank, other net movements in personnel to other Group companies, and a decrease of 3 workers with atypical contracts.

At the end of the year, the workforce of the network banks of the North East and of Sanpaolo Banca dell'Adriatico amounted to 9,448 resources and 11 workers with atypical contracts, for a total of 9,459 resources. Compared with December 2005, and reclassified in homogeneous terms to take into account the exchange of branches with the Parent Bank, the change amounted to a decrease of 14 people. This development is the result of the reduction in employees due to 226 hirings, 277 terminations and an increase of 37 resources as the balance of other net changes.

The other Group companies ended the year with a workforce of 6,942 resources, in addition to 151 workers with atypical contracts, for a total of 7,094 people. Compared to the end of 2005, the workforce increased by 505 (+7.7%) due to 986 hirings, 477 terminations and -4 resources as the balance of other net changes.

Within the Banking segment, the number of resources of Sanpaolo IMI Internazionale grew by 150 (+7.6%), as a result of investments in personnel to support the opening of new branches.

Personnel

	31/12/2006		31/12/2006 restated (1)		31/12/2005 pro forma		Change 31/12/06 restated-31/12/05 pro forma		Change 31/12/06-31/12/05 pro forma	
		(%)		(%)		(%)		(%)		(%)
Parent Bank	20,566	41.3	20,566	48.1	20,505	48.6	61	0.3	61	0.3
North East banking networks and Sanpaolo Banca dell'Adriatico	9,448	18.9	9,448	22.1	9,462	22.5	-14	-0.1	-14	-0.1
Sanpaolo Banco di Napoli	5,770	11.6	5,770	13.6	5,746	13.6	24	0.4	24	0.4
other companies	14,078	28.2	6,943	16.2	6,452	15.3	491	7.6	7,626	118.2
Period-end headcount (2)	49,862	100.0	42,727	100.0	42,165	100.0	562	1.3	7,697	18.3
of which: foreign	*9,206*	*18.5*	*2,868*	*6.7*	*2,685*	*6.4*	*183*	*6.8*	*6,521*	*242.9*
Executives	914	1.8	835	2.0	840	2.0	-5	-0.6	74	8.8
Managers	16,723	33.5	14,387	33.7	13,885	32.9	502	3.6	2,838	20.4
of which: third and fourth level managers	*5,222*	*10.5*	*5,163*	*12.1*	*5,007*	*11.9*	*156*	*3.1*	*215*	*4.3*
Remaining employees	32,225	64.7	27,505	64.3	27,440	65.1	65	0.2	4,785	17.4
Other personnel (3)	209		178		161		17	10.6	48	29.8
Total	**50,071**		**42,905**		**42,326**		**579**	**1.4**	**7,745**	**18.3**

(1) Figures have been reclassified for homogenity of comparison with 31/12/2005, excluding Banca Italo Albanese, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì, that entered the scope of line-by-line consolidation during 2006.

(2) Figures as of 31/12/2005 have been reclassified with respect to the 2005 Annual Report to take into account the spin-off of branches following the area reorganization of the North East banking networks and the creation of Sanpaolo Banca dell'Adriatico in the quarter May-July 2006 and the exit of GEST Line from the scope of consolidation of the Group.

(3) Includes workers on fixed-term contracts and contracts for specific projects.

The Neos group, operating in the consumer banking sector, grew by 68 resources (+9.9%), as a result of the strengthening of the distribution network, the expansion of the central organization and the foundation of CFS, a product company for credit cards and personal loans (31 resources).

The workforce of Banca IMI (+55 resources, +9.8%) and Banca OPI (+44 resources, +24.9%) also grew, partly in support of their business, and partly following the aforementioned decentralization of activities by the Parent Bank.

The workforce in the Savings and Assurance sector grew by 241 (+9.2%), linked to the consolidation of the governance structures and hirings to support business development.

Voluntary redundancy incentives

With the Agreement of 1 December 2006, the Parent Bank and the Group trade union representatives, in order to reduce future redundancy of personnel due to the reorganization process linked to the merger with Banca Intesa, decided to carry out a redundancy incentive scheme, both through access to extraordinary funding from the "Income, employment and retraining fund for staff in the banking industry" (governed by Ministerial Decrees no. 158 of 2000 and no. 226 of 2006), and through specific actions in favor of employees with immediate right to retire due to seniority or age. Application for this scheme is voluntary and must be made by 30 June 2007. The exits of employees will be planned gradually over 2007, in line with operational requirements.

In December 2006, the commercial banks (SANPAOLO IMI, Sanpaolo Banco di Napoli, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico), Banca IMI and Banca Opi implemented within their companies the Group Agreement of 1 December 2006, using the same methods and time-frames.

This scheme will not only allow the Group to absorb excess personnel, but also to consistently reduce the average age of the staff, resulting in benefits in terms of savings on personnel costs that represent significant cost synergies.

This scheme is targeted to all Group employees who meet the requirements for retirement from 1 July 2007 and within the end of 2012 (with a window no greater than 1 January 2013).

The aforementioned redundancy incentive schemes regard a total of approximately 3,570 employees, belonging to various categories of personnel (about 1,960 only for the Parent Bank), of which 2,920 have access to the fund for staff in the banking sector and 650 are able to retire (approximately 1,660 and 300 for the Parent Bank, respectively).

The above actions led to the allocation of total costs of 451 million euro (302 million net of tax effects) which is covered by allocations to merger costs regarding the merger by incorporation with Banca Intesa.

Stock incentive plans

On 25 October 2005, the Board of Directors of SANPAOLO IMI approved an extended employee stock option plan for all employees of the commercial banks, while the Shareholders' Meeting of 28 April 2006 authorized the purchase and alienation of own shares, also for the purpose of employee compensation plans. The separate Shareholders' Meetings of Sanpaolo Banco di Napoli, Sanpaolo Banca dell'Adriatico, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia and Friulcassa approved programs that were similar in content and methods to that approved by the Shareholders' Meeting of the Parent Bank.

The 2006 employee stock option plan provides for a link with the 2005 Productivity Bonus that was determined on the basis of economic results and profitability achieved in 2005 by each commercial bank.

The extended employee stock option plan was promoted with the aim of heightening employee involvement in the company's performance and strengthening the sense of belonging through the direct participation in company results and development, and was specifically included in the Integrated Company Contracts.

The initiative involved all employees with an open-ended contract employed at the date of the promotion of the plan (9 June 2006) in one of the Group's Commercial Banks.

Subscription to the plan was voluntary and covered the gratuitous assignation of SANPAOLO IMI shares (untouchable for three years), to a value linked to the position held at 31 December 2005. The value was defined for an amount equal to twice the quota of the restructuring of each employee's 2005 company Productivity Bonus.

As stipulated in the Plan Regulations, shares have been attributed according to the normal fiscal value (13.7071 euro), equal to the mathematical average of the official share price in the period 27 June - 26 July 2006.

The transaction was concluded at the end of July and ascribed to the 24,246 employees of the commercial banks who subscribed to the plan (70% of those with the right to subscribe) some 2.3 million shares, corresponding to a total value of around 32 million euro.

The transaction will be repeated in 2007, involving the same voluntary subscription formalities, and will be targeted to all the employees with open-ended, induction and apprenticeship contracts.

The 2007 plan will be linked to the 2006 Productivity Bonus and will be carried out through the same means for the bonus assignment of Intesa Sanpaolo S.p.A. shares, which will be restricted for three years, to all employees of the commercial banks of the former SANPAOLO IMI Group subscribing to the plan.

Risk management and control

The basic principles

The SANPAOLO IMI Group is strongly committed to risk management and control, based on three principles:

- clear identification of responsibility for taking on risks;
- measurement and control systems in line with international best practice;
- organizational separation between the functions that carry out day-to-day operations and those that carry out controls.

The policies relating to the acceptance of credit and financial risks were defined by the Parent Bank's Board of Directors and Executive Committee with support from specific Committees.

The Parent Bank also performed general risk management and control functions and took risk-acceptance decisions in the case of particularly large risks, supported by the Risk Management Department.

The Group companies that generated credit and/or financial risks were assigned limits of autonomy and each had its own control structure. For the main Group network banks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico), these functions were carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions, which periodically reported to the Board of Directors and the Audit Committee of the subsidiary.

For many years the Group has used a wide-ranging set of techniques and instruments for risk assessment and management, a broad description of which is given in Part E of the Explanatory Notes to the Consolidated Financial Statements.

Assessments of each single type of risk for the Group were integrated in a summary amount – the economic capital – defined as the maximum "unexpected" loss the Group might incur over a year with a confidence level of 99.96%. The economic capital brings information for company decisions through the capital allocation system to the business lines and contributes to calculating risk-weighted profitability (RORAC – Return On Risk Adjusted Capital) at the level of both single transactions (especially the pricing of new loan transactions) and portfolios and individual business lines. It is therefore a key system to guide financial planners and to manage the financial structure of the Group, maximizing return for the shareholders.

The Basel 2 Project

In June 2004, the Basel Committee on Banking Supervision published the final version of the Capital Accord ("Basel 2"), adopted by the European Union at the end of 2005 through the Directive on Capital Adequacy and by Italy with D.Lgs. 297 of 27 December 2006.

Very briefly, the Accord provides for new quantitative rules to establish the minimum capital requirement to cover credit, market and operational risks:

- as regards credit risks, the new rules introduce a greater degree of correlation between capital requirements and risks by acknowledging ratings and other credit risk measurement tools. The Accord sets out a Standard approach together with two increasingly sophisticated approaches based on internal risk management tools;
- the legal regulations currently in force for market risks continue to apply;
- finally, the new Accord introduces capital absorption for operational risks, which can also be measured using three increasingly more analytical approaches.

The regulations are designed to promote the adoption of more sophisticated methods, in both credit risks and operational risks, through a lower absorption of capital. However, in order to access these options, the banks must satisfy a set of minimum requirements for risk management and control methodologies, to be verified by the Regulatory Body.

Most of the advantages will come from the management and operating results obtained from the systematic application of the new methodologies that should make it possible to improve risk management and control capabilities as well as increase the efficiency and effectiveness of customer service.

In order to take advantage of these opportunities, in 2003 SANPAOLO IMI launched the "Basel 2 Project", in the context of which a new Group credit process was defined that, in accordance with the New Accord, provided for the use of internal rating as an essential part of deliberations on credit acceptance and management.

At the beginning of 2005, the new process was introduced in the Corporate segment and in the following two years it was extended to the Public Entities, Small Business, Mortgage and Personal Loans segments, with an almost total coverage of customer loans.

The original mission of the Project was to prepare the Group for the adoption of the advanced approaches from the moment the New Accord came into force at the beginning of 2007. The merger with Banca Intesa, which had also undertaken similar project developments, has meant a rescheduling so as to proceed with the work necessary to integrate models and processes. Adoption of the advanced models has therefore been postponed until 2008.

Risk management and control

Qualitative and quantitative information on Group risk management and control can be found in Part E of the Explanatory Notes to the Consolidated Financial Statements.

Shareholders and ratings

Shareholders

As of 31 December 2006, and on the basis of the available information, the shareholder structure of SANPAOLO IMI, relating to shares of over 2% (held directly and/or indirectly), was as shown in the table below.

Shareholders of SANPAOLO IMI

	% of capital	
	total	ordinary
Compagnia di San Paolo	14.19	6.83
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02	3.99
Fondazione Cassa di Risparmio in Bologna	5.54	2.84
Giovanni Agnelli e C. Sapaz	4.96	5.85
Banco Santander Central Hispano	3.63	4.27
Carlo Tassara S.p.A.	2.51	2.96
Assicurazioni Generali S.p.A.	2.47	2.91
Other shareholders (1)	59.68	70.34
Total	**100.00**	**100.00**

(1) Includes own shares held by the Group.

Following the merger by incorporation of SANPAOLO IMI into Banca Intesa (now Intesa Sanpaolo S.p.A.), and with effect from 1 January 2007, the shareholders converted their holding into shares in the incorporating company on the basis of the exchange rate of 3.115 Intesa Sanpaolo shares for each SANPAOLO IMI share held. For further information, see the separate dossier "Report on corporate governance".

Ratings

The following table shows the main ratings assigned to the debt of SANPAOLO IMI up to 31 December 2006.

SANPAOLO IMI debt ratings

Fitch	
• Short-term debt	F1+
• Medium-/long-term debt (senior)	AA-
Moody's Investors Service	
• Short-term debt	P-1
• Medium-/long-term debt (senior)	Aa3
Standard & Poor's	
• Short-term debt	A-1+
• Medium-/long-term debt (senior)	AA-

In July 2006, Standard & Poor's raised its rating from A+/A-1 to AA-/A-1+, with an outlook of stable. The rating was extended to the other companies controlled by the Group who are considered by Standard and Poor's (Banca IMI, Banca Fideuram, Banca OPI and Cassa di Risparmio in Bologna).

Following the merger with Banca Intesa, the international agency Fitch raised the support rating assigned to Intesa Sanpaolo to 1 from 2. The other ratings for the Bank were confirmed: AA- for long-term debt, F1+ for short-term and Individual B, with an outlook of stable. The international agency Standard & Poor's confirmed its assigned ratings, with an outlook of stable. Moody's, too, confirmed these ratings on its company site.

Performance of share prices

At the end of December 2006, SANPAOLO IMI's share price was 17,60 euro, up 33,2% compared to 30 December 2005, against an increase of 23,4% in the MIB bancario index.

On the same date, SANPAOLO IMI shares traded at a price/book value of 2.3.

The shares have not been listed since 31 December 2006 as on 1 January 2007 they were swapped at a rate of 3.115 new Intesa Sanpaolo shares for one SANPAOLO IMI share.

SANPAOLO IMI share price and dividends

Year	High (€)	Low (€)	Average (€)	Unit dividend (€)	Dividend yield (1) %	Payout ratio (2) %
1997	8.800	4.564	6.275	0.06	0.91	53.4
1998	16.274	8.717	12.429	0.46	3.74	71.7
1999	16.071	10.970	13.192	0.52	3.91	69.0
2000	20.800	11.483	16.612	0.57	3.42	61.7
2001	18.893	8.764	14.375	0.57	3.97	66.5
2002	13.702	5.231	9.439	0.30	3.18	62.0
2003	11.346	5.796	8.158	0.39	4.78	73.7
2004	11.072	8.799	9.826	0.47	4.78	62.9
2005	13.420	10.201	11.836	0.57	4.82	53.8
2006	17.928	12.986	15.127		(3)	

Market comparison

	29/12/2006	30/12/2005	Change 29/12/06 - 30/12/05 (%)
SANPAOLO IMI share price (€)	17.600	13.216	+33.2
Historical MIB bancario index	3,986	3,230	+23.4

	29/12/2006	31/12/2005
Book value per share (€)	7.66	7.22

(1) Calculated on annual average price.
(2) On consolidated income.
(3) The dividend is distributed by Intesa Sanpaolo.


300
290
280
270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
SANPAOLO IMI
MIB bancario
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06

SANPAOLO IMI share price and MIB bancario (30/12/02=100)

Supplementary information

Transactions with related parties

Information on Group transactions and relations with related parties can be found in Part H of the Explanatory Notes to these consolidated financial statements. Moreover, Part H of the Explanatory Notes to the Parent Bank financial statements gives an analysis, pursuant to Art. 78 of Consob Resolution n. 11971/99 and subsequent modifications, of the remuneration of the Directors, Auditors, Managing Director and, in aggregate form, Key Managers of the Parent Bank, as well as the stock option plans reserved for the Directors, Managing Director and Key Managers.

The shares of the Parent Bank and subsidiaries held by the Directors, Auditors and Managing Director of the Parent Bank and by others, as provided for in Art. 79 of Consob Resolution n. 11971/99, are detailed in Part H of the Explanatory Notes to the Parent Bank financial statements.

A list of the Group companies and subsidiaries as of December 31 2006 is given in the Explanatory Notes to these consolidated financial statements (Part A and Part B – Assets – Section 10).

Corporate bond risk and protection of savers

The serious repercussions of national and international corporate bond defaults, which have affected savers' portfolios, have led the Group to take certain measures to protect its customers.

In dealing with the complaints of customers who invested in bonds from defaulting issuers, SANPAOLO IMI adopted the approach of a case-by-case examination of the areas where customers complained of specific shortcomings in the investments carried out. The aim was to verify the adequacy of the formal, substantial consistency of the investments to the risk profile attributable to the customer and, where the shortcomings were proven to exist, to resolve any controversy amicably. In the majority of cases examined, the Group was deemed to have acted correctly, in both form and substance.

2006 confirmed the virtual ceasing of claims relating to investments in corporate bonds issued by the Cirio and Parmalat groups. On the other hand, claims continued to be received for investments in Argentine bonds.

With regard to Argentine bonds purchased before 23 December 2001, the date of the issuer's default, on Thursday 2 March 2006 Task Force Argentina (TFA) officially announced that it had identified the proposal of legal recourse to the International Center for the Settlement of Investment Disputes (ICSID) against the Argentine Republic - taking advantage of a bilateral treaty between Italy and Argentina – as the most suitable solution to safeguard the interests of Italian investors who had not subscribed to the Public Exchange Offer that closed on 25 February 2005.

Consequently, between 27 March and 12 May 2006, investors meeting the requirements for the recourse who were still holders of Argentine bonds could use the Bank branches to finalize participation in the initiative at no cost to them.

The recourse is being executed by the US White & Case legal offices with the support and consultancy of an Italian legal office chosen by TFA. In more detail, together with the Mandate to TFA (coordinator of the whole operation), each investor has conferred power of attorney to White & Case. With reference to the SANPAOLO IMI Group, over 11,000 cases have been opened out of the approximately 14,000 holders of Argentine bonds with the necessary requirements to subscribe to the initiative.

In the final months of the year, TFA publicly announced that it had filed for recourse at the ICSID Tribunal and, in representation of the investors who conferred power of attorney for the legal proceedings, had made the necessary arrangements, according to the supporting lawyers, to interrupt the passage of prescription terms on interest on the bonds. In a recent communication, the Association confirmed that on 7 February 2007 it registered the recourse with the General Secretariat of ICSID. Nomination of the arbiters is now pending.

As regards the insolvency of the Parmalat group, declared in December 2003, the "Committee to defend SANPAOLO IMI Group Parmalat bondholders" has organized the civil actions of over 32,000 subscribers to the power of attorney in the two legal proceedings in Milan against Tanzi and others, currently being heard for crimes of market rigging, falsification of papers and obstructing the Regulatory Body.

Furthermore, with regard to the trail opened on Parma against Tanzi and others for crimes of bankruptcy, on 5 June 2006 there was another instance of civil proceedings by subscribers before the judge for preliminary hearings. In all the trials, sentence has been requested against the accused in compensation for capital losses and moral and physiological damage incurred by the subscribers consequent to the above-mentioned crimes.

The administrative and financial governance model

In relation to the requirements deriving from its listing on the NYSE and registration with the SEC in the USA, the SANPAOLO IMI Group has a univocal Administrative and Financial Governance Model that is firmly integrated at Group level. This structure is deemed to meet the requirements of the Sarbanes-Oxley Act, and, in particular, the need to evaluate the effectiveness of the control system over the procedures for drawing up financial reports and general financial information for the markets.

The initiative, taken to permit the declarations foreseen by US regulations by the Chief Executive Office and Chief Financial Officer for the first time in relation to the 2006 financial statements, was developed using the internationally most commonly recognized and used frameworks for the application of the Sarbanes-Oxley Act: the COSO Framework[1] and, for the IT component, the COBIT Framework[2]. Physically, this has led to:

1 *COSO – COmmittee of Sponsoring Organizations of the Treadway Commission – is a US body whose aim is to improve the quality of company information by defining ethical standards and an efficient system of corporate governance and organization.*

2 *COBIT – Control Objectives for IT and related technology – is a set of rules set out by the IT Governance Institute, a US body whose aim is to improve company standards in the IT sector.*

- formalization of operational activities and control system concerning the process of producing financial information;
- verification of the adequacy of the design of the control system and the effective and continued use of the controls established;
- definition and monitoring of any actions needed to strengthen the system;
- evaluation for the release of declarations required by the regulations.

The program was developed over more than two years and concerned 30 companies, representing around 95% of total assets and 80% of net shareholders' equity. 864 company processes were formalized, describing the company functional model, of which 371 can be attributed to the business segments (Loans, Finance, Distribution), 131 to transversal processes (Financial Reporting, Strategic Planning, Risk Control), 90 to support areas (Legal, Payment Systems, Human Resource Management, and 272 to Information Technology (Planning and Organization, Purchasing and Production, Issuing and Assistance, Monitoring).

During the processes, over 13,000 controls were analyzed and described, and particularly rigorous and formalized methods of analysis were used to verify the effective continuity of application during the year in 6,500 of them judged to be "key" in relation to their importance in the production of information.

The analytical evaluation of the overall structure is also accompanied by verification of the existence of a company context able to reduce the risk of incorrect behavior (ethical code, disciplinary system, governance committees, risk policy, etc.).

The decision by the new Intesa Sanpaolo Group to de-list from the US stock exchange, together with the expected regulatory change by the SEC which should ease the concession of the deregistration that the Group intends to request, makes it probable that the requirement for declarations otherwise required of the Chief Executive Officer and Chief Financial Officer under the Sarbanes-Oxley Act in relation to the 2006 financial statements will be waived.

In any case, the experience accrued and investments made by SANPAOLO IMI up to now to fulfill the requirements of the Sarbanes-Oxley Act are extremely useful in giving a suitable response to the new regulation of national law introduced by the extension of Law 231/2001 to company crimes, as well as the more recent introduction of Law 262/2005. In more detail, the latter covers the obligation, on the part of the Delegated Bodies and the new figure of Chief Administrative Officer, responsible for the drawing up of company accounting documents, to testify, as from the 2007 Half Year Report, to the adequacy and effective application of procedures for the drafting of the annual consolidated financial statements.

Social and environmental responsibility

Since 2003, as part of the activities of the Board of Directors and the Ethical Committee, the Bank has defined an Ethical Code and published a Social Report which together make up the general reference for the ethical principles and values of the Group and the corpus of the criteria of conduct for its Directors, employees and co-workers in all operational and geographical contexts.

The Social Report, drawn up according to the Global Reporting Initiative (GRI) international standard is also a tool to inform all interested parties of the Group's social and environmental actions in a timely and transparent way.

Group business structure

Business Sectors

During 2006, SANPAOLO IMI Group operations were structured into the Business Sectors "Banking" and "Savings and Assurance", which are accompanied by the Central Functions of governance, support and control.

In line with the provisions of IAS 14 regarding Segment Reporting, a management approach has been taken with primary reporting based on the segmentation into Business Sectors, as this reflects the responsibilities introduced with the restructuring plan launched on 5 July 2005 and subsequent organizational initiatives. The reporting of the Business Sectors' economic and operating results shown below refers to the structure according to which the SANPAOLO IMI Group operated in 2006.

It is also pointed out that – as already mentioned – after the merger by incorporation of SANPAOLO IMI into Banca Intesa, in January 2007 a new organizational structure of the Intesa Sanpaolo Group was launched.

Besides responding to organizational type logic, the Business Sectors are an aggregation of business lines similar in the type of products and services they sell and their regulatory context of reference. Specifically, "Banking" comprises traditional banking activities in Italy and abroad and the correlated financial services; "Savings and Assurance" offers customers insurance and financial services aimed at assurance, investments and the protection of persons and property.

The table below shows the principal data summarizing the trend of the Business Sectors of the SANPAOLO IMI Group as of the end of 2006.

The itemized analysis of the Business Sectors and the principal business lines contains a description of the products and services offered, the type of customers served and the initiatives carried out in the year; it also illustrates the items of the statement of income, the operating structure as well as the most significant profitability ratios.

The segment reporting was drawn up in conformity with the International Accounting Standards (IAS) adopted for preparing the Group's financial results. Use of similar accounting criteria enabled the reconciliation of the segment data with the consolidated data.

To more effectively represent the results and better understand the components that generated them, for each reportable segment and for each line of business, the reclassified statement of income is presented in full with values that express the contribution made by each to the Group's results. The assets and liabilities of each Sector shown are those considered "significant" for the purposes of producing the economic results, i.e. the interest-earning assets and interest-bearing liabilities. This decision, besides being based on a criterion of significance for the type of business conducted, is also inspired by the logic of "informative symmetry" among the economic results and the balance sheet components that generated them.

For the purposes of comparing the performances, when necessary, the economic data relative to 2005 and the operating data as at 31 December 2005 were reconstructed in homogeneous terms to take into account variations in the scope of the Business Sectors and the exit of GEST Line from the consolidation area. The operating data as at 31 December 2006 reported in the tables include the results of Banca Italo Albanese, Panonska Banka and Bank of Alexandria, all included under the International Network Division, and Cassa dei Risparmi di Forlì (which on 19 March 2007 took the name Cassa dei Risparmi di Forlì e della Romagna), included under Other Activities. For the sake of a consistent comparison, where necessary, the operating amounts were restated excluding these results. As mentioned earlier, the aforesaid operations did not have substantial impacts on the statement of income since they were concluded mainly at the end of the year.

Criteria for calculating the profitability of the Business Sectors

The statement of income for the Business Sectors has been drawn up in the following way:
- for those Sectors whose activities are carried out both by the Parent Bank and by its subsidiaries, the Parent Bank accounts attributable to the relevant Sector have been consolidated with the statement of income line items of its subsidiary companies. In particular, the attribution to individual Sectors of

2006 net profit by Business Sector (€/mil)


1,647
509
-8
2,148
Banking
Savings and Assurance
Central Functions
Group total

2006 allocated capital by Business Sector


24.2% – Central Functions
63.4% – Banking
12.4% – Savings and Assurance

Parent Bank line items has been made on the basis of the following principles:

- net interest income was calculated using appropriate Internal Transfer Rates;
- in addition to real commissions, notional commissions for services rendered between business units have also been quantified;
- direct costs were calculated for each Sector, whilst costs borne by central units, other than those pertaining to holding functions, have been allocated to the same Business Sectors. More specifically, for services rendered by central units to operating business units, costs were allocated at standard prices, with any differences between costs actually borne and costs assigned being allocated to head office. This method is aimed at making the central structures responsible for the recovery of efficiency;

- for those Business Sectors whose activities are wholly carried out by subsidiaries, the statements of income of the relevant com-

	Banking (1)	Savings and Assurance	Central Functions (2)	Group total
TOTAL OPERATING INCOME (€/mil)				
2006	7,068	1,384	646	9,098
2005 pro forma (3)	6,579	1,271	351	8,201
Change 2006 / 2005 pro forma (%)	+7.4	+8.9	+84.0	+10.9
PRE-TAX OPERATING PROFIT (€/mil)				
2006	2,764	742	84	3,590
2005 pro forma (3)	2,416	710	-172	2,954
Change 2006 / 2005 pro forma (%)	+14.4	+4.5	n.s.	+21.5
NET PROFIT (€/mil)				
2006	1,647	509	-8	2,148
2005 pro forma (3)	1,591	457	-65	1,983
Change 2006 / 2005 pro forma (%)	+3.5	+11.4	-87.7	+8.3
TOTAL INTEREST-EARNING ASSETS (€/mil) (4)				
31/12/2006	163,626	9,252	50,946	223,824
31/12/2006 restated (5)	156,262	9,252	50,946	216,460
31/12/2005 pro forma (3)	146,007	6,460	33,301	185,768
Change 31/12/2006-31/12/2005 pro forma (%)	+12.1	+43.2	+53.0	+20.5
TOTAL INTEREST-BEARING LIABILITIES (€/mil) (4)				
31/12/2006	145,034	8,252	62,603	215,889
31/12/2006 restated (5)	138,134	8,252	62,603	208,989
31/12/2005 pro forma (3)	129,607	5,780	42,567	177,954
Change 31/12/2006-31/12/2005 pro forma (%)	+11.9	+42.8	+47.1	+21.3
ALLOCATED CAPITAL (€/mil)				
2006	7,730	1,513	2,947	12,190
2005 pro forma (3)	6,913	1,333	3,254	11,500
Change 2006 / 2005 pro forma (%)	+11.8	+13.5	-9.4	+6.0
PROFITABILITY (%)				
2006	21.3	33.6	n.s.	17.6
2005 pro forma (3)	23.0	34.3	n.s.	17.2
EMPLOYEES				
31/12/2006	41,659	2,850	5,562	50,071
31/12/2006 restated (5)	34,493	2,850	5,562	42,905
31/12/2005 pro forma (3)	34,106	2,609	5,611	42,326
Change 31/12/2006-31/12/2005 pro forma (%)	+22.1	+9.2	-0.9	+18.3

(1) The comparison between two periods is affected by the non-recurring extraordinary results realized in 2005 on the Italenergia Bis operation, as described in the report on Banking.

(2) Including netting and consolidation entries. The results for 2006 benefited from extraordinary, non-recurring revenues, including the capital gains on the disposal of Ixis Asset Management Group and Ixis Corporate & Investment Bank, as described in the report on Central Functions.

(3) Data reworked in order to take into account the changes in the scope of the Business Sectors and the exit of GEST Line from the scope of consolidation.

(4) Excluding Banca IMI group.

(5) Figures restated excluding Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

panies have been reported in terms of their contribution to the consolidated results of the Group, net of minority interests and after entering the consolidation of items relative to the Sector.

Furthermore, each Sector has been attributed the economic capital on the basis of the current risks (credit, market and operational) calculated according to the VaR (Value at Risk) approach; these risks are covered entirely by the primary capital. The only exception is Banca Fideuram, that operates in the Savings and Assurance sector, for which, since the company was listed as at 31 December 2006, the accounting net shareholders' equity at the end of the year (excluding profit), was used as a reference in line with the practice applied for the Group.

Business Sector profitability has been expressed in terms of RORAC (Return On Risk Adjusted Capital), expressed as the ratio between the Business Sector's contribution to net Group profits and the average absorbed capital as measured by the VaR approach. Concerning Savings and Assurance, profitability has been calculated relating the contribution of the Sector to the Group net profit to the amount of accounting net shareholders' equity of Banca Fideuram and the average absorbed capital of EurizonVita (formerly Assicurazioni Internazionali di Previdenza – A.I.P.) and Eurizon Capital (formerly Sanpaolo IMI Asset Management).

Initiatives and results of the Business Sectors

Banking

Banking constitutes the core business of the Group and the reference point for the definition, development and coordination of the commercial strategies of the entire Group network. Banking is divided into the Retail & Private, Corporate, and Wholesale business lines, and also includes the companies IMI Investimenti, charged with private equity activity and the management of significant industrial equity shareholdings, Sanpaolo Bank (Luxembourg), which operates in international private banking, Cassa dei Risparmi di Forlì e della Romagna (formerly Cassa dei Risparmi di Forlì) and Sanpaolo Fiduciaria.

The current organizational structure is distributed across 20 territorial areas/directorates of the network banks, responsible for the coordination of Market operations and branches, and the initiatives targeting customers on the basis of the specific needs of the territory of reference, by taking advantage of the direct relationship with the customer base.

83% of the Group's employees work in the Sector which generated 82% of total intermediary funds and contributed 78% of consolidated revenues. As regards the absorption of capital, in 2006 Banking increased its own share from the 60% of the previous year to 63%. The net profit of Banking, which made up 77% of consolidated profits, rose 3.5% from 2005, which had benefited from non-recurring income from the Italenergia Bis transaction executed in the third quarter. This performance is associated with an 11.8% increase in absorbed capital, which led to a decrease in RORAC to 21.3% (from 23% in 2005). The development of revenues effectively offset the increase in operating costs, causing a drop of 1.5 percentage points in the cost to income ratio.

A more detailed analysis of these figures is provided below under the business lines in which the Sector is organized. It should be highlighted that customer financial assets and net loans to customers rose by 10.2% and 10.7% respectively on an annual basis. Making a comparison based on a constant perimeter, i.e. excluding the results of Banca Italo Albanese, Panonska Banka, Bank of Alexandria and Cassa dei Risparmi di Forlì e della Romagna, the variations would decrease to 7.6% and 7.8% respectively. Net interest income rose by 10.2% and, together with the recovery made in other revenues typical of commercial banks and the greater revenues recorded by the Wholesale line, gave rise to an increase of 7.4% in total operating income. This growth was achieved notwithstanding the comparison base including some non-recurring revenue components, which were mentioned earlier. Net of these components the increase in revenues would be 9.4%. The performance allowed a 14.4% increase in pre-tax operating profit as a result of steady adjustments made to loans, smaller provisions for risks and charges and the 4.3% growth in operating costs compared to 2005. Net of taxation accruing to the period, net profits totaled 1,647 million euro, compared to the 1,591 million recorded for 2005, as reworked pro forma.

Banking

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	3,899	3,538	+10.2
Net commissions	2,570	2,543	+1.1
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	59	23	+156.5
Dividends and income from other financial assets and liabilities	499	419	+19.1
Profits (losses) on equity shareholdings	41	56	-26.8
Income from insurance business	-	-	-
Total operating income	**7,068**	**6,579**	**+7.4**
Net adjustments to loans	-518	-520	-0.4
Net adjustments to other financial assets	-5	-	n.s.
Net operating income	**6,545**	**6,059**	**+8.0**
Personnel costs	-2,262	-2,148	+5.3
Other administrative costs	-1,470	-1,423	+3.3
Net adjustments to tangible and intangible assets	-25	-31	-19.4
Operating costs	*-3,757*	*-3,602*	*+4.3*
Other net income (expenses)	30	42	-28.6
Impairment of goodwill	-	-1	-100.0
Profits (losses) from disposals of investments	-	1	-100.0
Net provisions for risks and charges	-54	-83	-34.9
Pre-tax operating profit	**2,764**	**2,416**	**+14.4**
Taxes for the period	-1,114	-823	+35.4
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-3	-2	+50.0
Net profit	**1,647**	**1,591**	**+3.5**
REVENUES FROM THE SECTOR (€/mil)	7,068	6,579	+7.4
RESULTS OF THE SECTOR (€/mil)	2,764	2,416	+14.4
ALLOCATED CAPITAL (€/mil)	7,730	6,913	+11.8
RATIOS (%)			
Profitability	21.3	23.0	
Cost / Income ratio	53.2	54.7	

	31/12/2006	31/12/2006 restated (2)	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)				
Intermediary funds	492,817	480,735	446,527	+10.4
Customer financial assets	346,810	338,681	314,691	+10.2
- direct deposits	115,031	108,899	103,431	+11.2
- asset management	107,014	106,020	103,743	+3.2
- mutual funds and fund-based portfolio management	*70,121*	*69,420*	*68,828*	*+1.9*
- portfolio management	*6,229*	*6,229*	*5,195*	*+19.9*
- life technical reserves and financial liabilities	*30,664*	*30,371*	*29,720*	*+3.2*
- asset administration	127,769	126,766	110,767	+15.3
- netting (3)	-3,004	-3,004	-3,250	-7.6
Net asset management flows	197	150	5,534	
Net loans to customers excluding NPLs	146,007	142,054	131,836	+10.7
Total interest-earning assets (4)	163,626	156,262	146,007	+12.1
Total interest-bearing liabilities (4)	145,034	138,134	129,607	+11.9
OPERATING STRUCTURE				
Employees	41,659	34,493	34,106	+22.1
Domestic branches	3,191	3,106	3,081	+3.6
Foreign branches and representative offices	411	152	132	n.s.

(1) Data reworked to take into account the changes in the scope of the Sector (the inclusion of investment management, advisory and international private banking activities, which were previously included in the Savings and Assurance sector, and the exclusion of GEST Line).

(2) Figures restated excluding Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

(3) Relating to Banca IMI fund-based structured bonds.

(4) Excluding Banca IMI group.

Retail & Private

The Retail & Private business line provides services targeting a customer base comprised of families, small businesses and private clients, and is supported by direct channels such as Internet, phone and mobile banking for retail customers and the Links Sanpaolo remote banking station for small businesses. The business line also includes Neos Banca, specialized in consumer credit, and Farbanca, the online bank for the pharmaceutical and health-care sector. As regards the latter, on 6 March 2007 it was decided to transfer the 19.3% shareholding to the Banca Popolare di Vicenza. Neos Banca's product portfolio for consumer credit is characterized by personal loans, revolving credit cards and loans backed by assignment of one-fifth of salary, in addition to classic targeted loans; the group also operates in leasing through Neos Finance.

Total operating income for Retail & Private rose by 9.9% with respect to the previous year, mainly due to a rise in net interest income which benefited from an extension of the mark-down on deposits as a result of the rise in money market rates and the growth in loan volumes and sight deposits. Net commissions were in line with the previous year thanks to the commercial policy that focused on the placement of products which generate recurring commissions rather than upfront ones.

On the other hand, operating costs, in particular personnel costs (which make up over half of the business line's costs) and other administrative costs, rose in comparison to 2005 due to investments to support the sales network. Retail & Private employs 23,150 people, representing 46% of the Group's workforce. The performance of revenues, combined with a more moderate growth of costs, resulted in a 22.9% increase in net profit, which reached 880 million euro.

Intermediary funds, making up almost half those of the Group, rose by 5.9% compared to end-December 2005, thanks to the growth in customer loans (+13.5%) and, to a lesser degree, in financial assets (+4.4%). The trend in the latter is mainly attributable to direct deposits, which grew 8.3% over the twelve months. On the other hand, indirect deposits performed more moderately in both the asset management and asset administration components. The most frequently sold products, represented by fund-based portfolio management and portfolio management, showed rates of increase of 6.8% and 19.6% respectively.

Retail & Private absorbed 17% of the Group's capital, in line with the amount recorded in the previous year in terms of relative weight. In absolute terms, the increase in absorbed capital may be attributed to the growth in loan transactions, although characterized by a moderate risk profile. Profitability, which rose to 43.2% from the 36.7% of 2005, benefited from the increase in net profit.

Retail & Private operates through 3,027 branches and a further 169 operating points of the Group's commercial banks spread across 43 Markets. More specifically, Northern and Central regions and the Islands are covered by 1,424 Sanpaolo operating points, Southern Italy by 708 Sanpaolo Banco di Napoli operating points and the North East, Emilia and the Adriatic area by 1,064 operating points of Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico. Added to these are the 27 branches of Neos Banca and the Farbanca branch.

Retail branches are divided into modules dedicated to customer service: personal, family and small business, dedicated respectively to customers with large financial resources, households and customers comprising professionals, small companies, shopkeepers and craftsmen. As a result of the new segmentation threshold introduced as at 1 January 2006, the small business segment now includes business concerns with a turnover of less than 2.5 million euro and with loan facilities of less than one million euro. The larger retail branches also operate private customer service modules, in addition to the operating points specifically designed for that type of customer to improve and extend the territorial coverage.

In line with strategic decisions, in the course of 2006 a project was carried out to improve customer relations through the revision of the service model for the various segments. This model reinforces the network specialization logic thanks to a large investment in territory protection and a differentiated commercial approach.

With regard to the personal and family segments, the area/Market structure saw:

- the introduction of a personal area officer to support customer managers in all the commercial initiatives concerning the module, in the use of the instruments, and in training requirements, thereby promoting best practices and a methodology of team work;
- the introduction of a banking area officer for personal and family customers to support the managers of smaller branches in the overall management of commercial priorities, in the use of basic instruments and in training requirements.

With regard to the small business segment, the model was revised and at the same time a new level of segmentation was introduced for small business customers and businesses. More specifically:

- the position of small business area manager for the area/Market was established, responsible for the smaller branch area and acting as a support for the manager, in an effort to improve and optimize management of the existing customer base and, above all, supervise and protect the territory of reference in a more consistent and marked way to foster the development of new relations;
- the presence of small business managers was strengthened in branches with at least 70 trusted relations, with the aim of strengthening supervision and development of the segment.

As part of the implementation of the Commercial Plan, over the year 41 commercial campaigns were carried out on a central level focusing on the offer of products relative to savings, assurance and financing, as well as the acquisition of new customers; added to this were 78 local campaigns that focused on acquisition, increase of retention and cross-selling. The notifications system enabled the boosting of cross-selling and improved retention rates, with customer leaving rates falling considerably compared to the average of previous years. The net flow of new customers of the commercial banks at the end of December exceeded 138,000 units.

The sales capacity of the network was supplemented and supported by commercial contact actions realized by means of direct channels, specifically through personalized messages introduced in the operative area of the Internet site and outbound contacts made through the Contact Unit whose task is also to protect customer care and customer service activities.

The initiatives of 2006 in the area of accumulation products involved: the launch of two new absolute return fund compartments under Luxembourg law ("ABS Prudente" and "ABS Attivo"); the commercialization of the new Luxembourg multi-compartment fund "Sanpaolo Manager Selection Fund", which includes four new multi-manager compartments differentiated

Retail & Private

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	2,400	2,002	+19.9
Net commissions	1,958	1,968	-0.5
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	11	7	+57.1
Dividends and income from other financial assets and liabilities	36	33	+9.1
Profits (losses) on equity shareholdings	-	-	-
Income from insurance business	-	-	-
Total operating income	**4,405**	**4,010**	**+9.9**
Net adjustments to loans	-186	-190	-2.1
Net adjustments to other financial assets	-	-	-
Net operating income	**4,219**	**3,820**	**+10.4**
Personnel costs	-1,472	-1,417	+3.9
Other administrative costs	-1,164	-1,118	+4.1
Net adjustments to tangible and intangible assets	-5	-7	-28.6
Operating costs	*-2,641*	*-2,542*	*+3.9*
Other net income (expenses)	-1	15	n.s.
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-21	-19	+10.5
Pre-tax operating profit	**1,556**	**1,274**	**+22.1**
Taxes for the period	-675	-557	+21.2
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-1	-1	-
Net profit	**880**	**716**	**+22.9**
ALLOCATED CAPITAL (€/mil)	**2,038**	**1,953**	**+4.4**
RATIOS (%)			
Profitability	43.2	36.7	
Cost / Income ratio	60.0	63.4	
	31/12/2006	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)			
Intermediary funds	281,946	266,346	+5.9
Customer financial assets	231,990	222,318	+4.4
- direct deposits	65,133	60,122	+8.3
- asset management	105,342	103,198	+2.1
- mutual funds and fund-based portfolio management	*68,928*	*68,425*	*+0.7*
- portfolio management	*6,043*	*5,053*	*+19.6*
- life technical reserves and financial liabilities	*30,371*	*29,720*	*+2.2*
- asset administration	61,515	58,998	+4.3
Net asset management flows	17	5,444	
Net loans to customers excluding NPLs	49,956	44,028	+13.5
Total interest-earning assets	50,820	44,521	+14.1
Total interest-bearing liabilities	70,451	64,704	+8.9
OPERATING STRUCTURE			
Employees	23,150	23,010	+0.6
Domestic branches	3,055	3,033	+0.7

(1) Data reworked to take into account the new level of segmentation of small business customers.

according to their level of risk and set up in the form of funds of funds; the expansion of the offer of mutual funds available to private banking, and even to SICAV/funds not belonging to the Group; the enrichment of the portfolio management "GP PrivateSolution" through the introduction of new components; the placement of the mutual real estate investment fund "Atlantic1" dedicated to personal, private and institutional customers; the revisitation of the range of unit-linked policies with the launch of "Sanpaolo All"; the placement of several series of index-linked policies of the "Blue Profits" line; the placement of certificates issued by Banca IMI named "Equity Protection Banca IMI S&P/MIB"; the placement of fund-based bonds issued by Banca IMI and by Dexia-Crediop named "Strategia Dinamica".

As regards capital protection products, the range of traditional life insurance policies was revisited and a new offer was issued characterized by a more accentuated insurance/assurance purpose and more focus on customer segments. More specifically the launch of "Sanpaolo Futura Capitale" and "Sanpaolo Futura Reddito", traditional life-insurance products with guaranteed capital and minimum yield; "Sanpaolo Futura Private", with characteristics similar to the former but designed for private and highly affluent customers; and "Sanpaolo Futura Continua", which allows clients holding EurizonVita policies about to expire to reinvest the capital at the same conditions.

As regards financing products, the following have been launched: "Prestito Sanpaolo", the financing that offers retail customers new options having financial flexibility; "Sanpaolo Card Revolving", the installment credit card that assumes the relative credit risk; "Domus Equity", the product that supports the financial needs of the family in purchases other than their first home; "Domus durata variabile", a mortgage with constant installments but a variable duration according to the interest rate trend. Moreover, a new line of mortgages has been launched, consisting of fixed, variable, balanced rates with a high "loan to value" ratio sold under the Neos Banca brand, and specific financing products were issued for personal and family customers and small businesses to finance investments for the building or installation of plants for the production of renewable energy.

Activities in the area of protection and assurance products included the dissemination of the "Polizza Finanziamenti Sanpaolo Business" to protect the key figures of the company from events that might compromise the capability to cope with the debt contracted by the company, as well as of the new "Polizza Infortuni" and "Polizza sulla Vita", the development of an individual insurance-type pension plan and two open-ended pension funds, one dedicated to individual and one to collective subscription.

With regard to banking products, the following should be mentioned: redefinition of the commercial offer by launching three new account products, "Sanpaolo Zerotondo", an account without management expenses on transactions through direct channels usable from home, "Sanpaolo Contutto", an account that rewards the intensity of the relation with the customer, acknowledging reductions in the fee and additional benefits depending on the services utilized and the capital held, and "Sanpaolo Contoprivate", dedicated to private customers; the issue of a new offer aimed at professionals, with two current account contracts for each target of customers, facilitated conditions on the principal banking services for companies and the possibility to open a personal current account with a limited number of operations without expenses; the issue of the Soldintasca Borsellino card, a bearer card usable in Italy and abroad and operative on the Visa Electron circuit. Lastly, as part of the Patti Chiari initiative, there was the launch of the "Cambio conto" initiative whose purpose is to inform customers of methods for closing their current account and for simplifying and accelerating the closing procedures.

Regarding services, the following information should be noted: the revision of the commercial offer Links Sanpaolo; the supplementation of the range of functions available by means of the direct banking service; the reorganization of the graphic layout of the Internet sites dedicated to personal and family customers; the launch of the new Sanpaolo Trading platform, a web application dedicated to online trading with high-tech functions; the improvement of self-banking areas with the spread of ATM Web MTA and ATM Web; the activation, for the Olympics and Paralympics of Turin 2006, of a specific "Desk Olimpico Straordinario" dedicated to customer assistance regarding payment cards and ATMs as well as POS installed in the areas near the competition venues.

With a view to capitalizing on investments made over the last few years in tools and training for investment advice, customer profiling initiatives were boosted in 2006. The assignment of a financial profile to customers constitutes an essential preliminary task in order to offer customers products and services tailored to their financial needs.

The foundations were laid for the introduction of new commercial procedures aimed at boosting cross-selling potential and the acquisition and retention of new customers. In particular, with regard to the family and personal segments, initiatives were launched to boost "data mining" and Customer Relationship Management (CRM) capacity in central units, whilst staff numbers were increased for the telephone contact unit which was begun to support branches in contacting customers. For the small business segment, BWS.com, the new web portal at the service of customer managers was launched. It integrates tools supporting customer portfolio analysis, commercial growth and risk management.

In order to maximize the potential effectiveness of the initiatives introduced, attention was focused on staff training, with a view to further boosting the professionalism underlying customer-oriented services and the sales capacity of network employees. During 2006, some 120,300 training days were held, involving 21,300 resources. Initiatives have been planned to be held during 2007 for customer managers and the new branch officers.

For the purpose of favoring the creation of synergies and economies of scale within the Group, and taking advantage of the professional skills acquired in the product companies, starting in November 2006 the revolving credit cards distributed through the retail branches of the commercial banks are being managed by CFS – Consumer Financial Services, a subsidiary of Neos Banca. Throughout December the activity of CFS was progressively extended till it included the entire offer of personal loans granted by the Group.

Corporate

The Corporate business line, which serves business customers, comprises the Companies Division, for the management of companies with a turnover of more than 2.5 million euro or overall loan facilities of more than one million euro that are not part of large nationwide groups, and Sanpaolo Leasint, which operates in the leasing compartment.

Corporate intermediary funds continued the upward trend of last year, with an increase of 10.6% on an annual base, attributable to both loan activities (+9.7%) and, to a lesser degree, deposits

Corporate

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	1,026	958	+7.1
Net commissions	278	257	+8.2
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	-	-	-
Dividends and income from other financial assets and liabilities	108	80	+35.0
Profits (losses) on equity shareholdings	-	-	-
Income from insurance business	-	-	-
Total operating income	**1,412**	**1,295**	**+9.0**
Net adjustments to loans	-280	-254	+10.2
Net adjustments to other financial assets	-	-	-
Net operating income	**1,132**	**1,041**	**+8.7**
Personnel costs	-276	-273	+1.1
Other administrative costs	-298	-284	+4.9
Net adjustments to tangible and intangible assets	-1	-1	-
Operating costs	*-575*	*-558*	*+3.0*
Other net income (expenses)	18	13	+38.5
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-37	-51	-27.5
Pre-tax operating profit	**538**	**445**	**+20.9**
Taxes for the period	-233	-196	+18.9
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-	-	-
Net profit	**305**	**249**	**+22.5**
ALLOCATED CAPITAL (€/mil)	**3,056**	**2,663**	**+14.8**
RATIOS (%)			
Profitability	10.0	9.4	
Cost / Income ratio	40.7	43.1	
	31/12/2006	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)			
Intermediary funds	103,076	93,198	+10.6
Direct deposits	16,110	15,829	+1.8
Net loans to customers excluding NPLs	52,421	47,801	+9.7
Total interest-earning assets	53,530	48,999	+9.2
Total interest-bearing liabilities	20,851	19,292	+8.1
OPERATING STRUCTURE			
Employees	3,829	3,899	-1.8
Domestic branches	46	43	+7.0

(1) Data reworked to take into account the changes in the scope of the business line (exclusion of the international network, investment banking, operations with large groups and public authorities and entities, which were transferred to Wholesale).

(+1.8%). Driven by commercial initiatives promoting loan facilities for business, the trend was a hard-earned success given the current glut in credit facility offers that has exacerbated competition in the reference market and reduced credit spreads.

Revenues were up 9% from 2005 due to the increase in the main income items: net interest income, driven by the positive contribution of operating volumes, which effectively offset the erosion of the mark-up on corporate counterparties; commissions and income on other financial assets and liabilities, which benefited from the development of interest and exchange rate derivatives aimed at business.

Net operating income rose 8.7% despite the growth of adjustments to loans. With operating costs up 3%, pre-tax operating profit grew to 538 million euro, compared to the 445 million recorded for 2005.

Net profit amounted to 305 million euro, an increase of 22.5% from the previous year.

Corporate absorbed 25% of the Group's capital, having a greater weight than that of 2005. Allocated capital rose also in absolute values, as a result of the growth in loan facilities to businesses put in place during the period. The growth in capital absorbed was offset by profit trends, which brought about a slight improvement in profitability, as expressed in terms of RORAC, which grew to 10%. The business line employs 3,829 people, representing 8% of the Group's workforce.

Progress in terms of efficiency can be summarized in the drop of 2.4 percentage points in the cost/income ratio, which reached 40.7%.

In the course of 2006 the reorganization contemplated by the industrial plan for sustaining the development strategy was implemented. Specifically, territorial presence was rationalized in the various geographic areas and commercial protection was strengthened to improve its efficiency and operative efficacy. The business model adopted combines the central governance system focused on the innovation of services with a strong local presence and a high level of decisional decentralization which allows stronger relations with customers and the local communities.

Distribution, based on a network of 252 operating points and 1,000 customer managers, was put into place with the introduction of over 200 product developers and specialists of the various business areas, located in 19 Market territorial offices and dedicated to supporting the company branches in the offer of products and services with a higher added value.

Furthermore, starting from the beginning of the year, an organizational structure has been activated with the aim of developing relations with high-potential customers, with a view to becoming the point of reference for their commercial banking needs and, through the specialized companies of the Group, for investment banking.

Growth in the business has been sustained by ongoing commercial development in the various operating areas and by intensive planning to enhance the offer of products and services.

In the financing sector, the range of available products has been innovated and expanded, making it consistent with the needs of a market that is ever more complex and competitive. Besides traditional financial solutions, specific actions have been taken to support investments in research and development, the purchase of technological and organizational innovations, bio-construction, tourism and agriculture, and the diversification and rationalization of energy sources. Moreover, a further thrust has been given to the relationship with the Credit Guarantee Consortia, thanks to the partnership agreements to maximize synergies with the Bank in its loan support to SMEs.

As regards borrowing facilities for SMEs, the Companies Division has continued to play a significant role by ensuring its customers qualified assistance, lean operations and punctual service. Especially important was the enormous effort made to launch the recent reform of the national facilities sector that contemplated the introduction of a revolving fund to guarantee support for productive as well as R&D investments in a Bank-State co-financing logic.

Lastly, a new service model was designed for selling structured financial products to improve the origination capacity of the company network and provide a rapid and excellent service.

In 2006 some 8.5 billion euro of medium-/long-term loans were granted.

In the area of financial risk coverage and management products a new distribution process was introduced that allows not only a greater commercial efficacy but also a better correlation of the adopted financial solutions with the operative needs of the counterparties. Improvement of the process has made it possible to pursue the goal of expanding the client base. In 2006 operative customers exceeded 6,000 units, with a growth of approximately 36% from last year.

Innovation also continued in the area of trade services, cash management and online services. Through Links Sanpaolo, in addition to the classic collection and payment services, state-of-the-art treasury management functions, and administrative support are now offered, too. After defining the regulatory framework of reference, this initiative also involved the design and launch of the electronic invoicing service.

Special attention was given to expanding the client base through the design of a specific development program that involved selective targeting and a dedicated commercial offer. There was a positive trend in the number of customers with a net inflow of more than 400 units over the year.

The initiatives put in place in the various business areas allowed an improvement of competitive positioning; the share of wallet on non-financial companies increased by approximately six basis points since last year.

For the purpose of ensuring sustainable business development, intensive training activities were continued. Efforts were mainly focused on reinforcing specialist competencies and technical-commercial topics. In the course of 2006 approximately 11,800 days of training were provided involving approximately 3,300 people.

Wholesale

The Wholesale business line comprises: the Investment Banking Division, to which Banca IMI and the Structured Finance unit report; the Large Groups Division, responsible for managing relations with leading groups of national and international standing; the International Network Division, including the international network of the Parent Bank with regard to corporate lending activities, the

Wholesale

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)	
STATEMENT OF INCOME (€/mil)				
Net interest income	412	419	-1.7	
Net commissions	194	215	-9.8	
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	48	24	+100.0	
Dividends and income from other financial assets and liabilities	296	173	+71.1	
Profits (losses) on equity shareholdings	20	3	n.s.	
Income from insurance business	-	-	-	
Total operating income	970	834	+16.3	
Net adjustments to loans	-50	-75	-33.3	
Net adjustments to other financial assets	-5	-	n.s.	
Net operating income	**915**	**759**	**+20.6**	
Personnel costs	-204	-175	+16.6	
Other administrative costs	-148	-131	+13.0	
Net adjustments to tangible and intangible assets	-17	-19	-10.5	
Operating costs	*-369*	*-325*	*+13.5*	
Other net income (expenses)	9	7	+28.6	
Impairment of goodwill	-	-	-	
Profits (losses) from disposals of investments	-	1	-100.0	
Net provisions for risks and charges	-2	-3	-33.3	
Pre-tax operating profit	**553**	**439**	**+26.0**	
Taxes for the period	-190	-54	n.s.	
Profits (losses) on discontinued operations	-	-	-	
Integration charges net of tax	-	-	-	
Profit attributable to minority interests	-2	-1	+100.0	
Net profit	**361**	**384**	**-6.0**	
ALLOCATED CAPITAL (€/mil)	**2,265**	**1,845**	**+22.8**	
RATIOS (%)				
Profitability	15.9	20.8		
Cost / Income ratio	38.0	39.0		
	31/12/2006	31/12/2006 restated (2)	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)				
Intermediary funds	72,199	67,118	64,372	+12.2
Direct deposits	24,971	21,184	19,883	+25.6
Net loans to customers excluding NPLs	40,390	39,096	39,176	+3.1
Total interest-earning assets (3)	51,575	47,248	46,939	+9.9
Total interest-bearing liabilities (3)	42,855	38,788	36,916	+16.1
OPERATING STRUCTURE				
Employees	9,576	3,212	2,998	n.s.
Domestic branches	5	5	5	-
Foreign branches and representative offices	410	151	131	n.s.

(1) Data reworked to take into account the changes in the scope of the business line (inclusion of the international network, investment banking, operations with large groups and public authorities and entities).

(2) Figures restated excluding Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

(3) Excluding Banca IMI group.

Irish subsidiary Sanpaolo IMI Bank Ireland, and Sanpaolo IMI Internazionale, responsible for Group operations in Central-Eastern Europe and the Mediterranean countries; and the Public Authorities and Entities Division, concerned with the development of relations with the government offices and institutions of reference, operating through Banca OPI and the financial shareholding FIN.OPI.

Intermediary funds for the Wholesale business line increased by 12.2% on an annual basis. This performance was mainly caused by an increase in deposits and, to a lesser degree, in the financing of the international compartment (also for new acquisitions), of investment banking and large groups, against a reduction in loans to the public sector. Regarding the latter, it should be specified that when investments in securities are included, the overall financings showed an increase. Excluding the results of Banca Italo Albanese, Panonska Banka and Bank of Alexandria, the intermediary funds presented a smaller increase (+4.3%) attributable mainly to direct deposits (+6.5%) driven by the contribution of investment banking. Net loans to customers did not undergo any significant variations because the expansion of financing in the international compartment and investment banking was more than compensated by the decline in loans to public authorities and entities.

Revenues were up 16.3% from 2005; the contributions from investment banking and the international network were especially important.

Net operating income, up 20.6%, benefited from a significant drop in adjustments to loans, mainly due to the recovery of structured finance positions and recovery on loans to foreign counterparties that had been written off in previous years. Notwithstanding the increase in operating costs (+13.5%), correlated to personnel and other administrative costs, an operating profit of 553 million euro was obtained, up 26% from 2005. The increase in personnel, which occurred mainly at the foreign branches, is to be associated with the recent acquisitions in Central-Eastern Europe and the Mediterranean area. The number of resources dedicated to the business line was 9,576 as of the end of December 2006, making up 19% of the Group's workforce.

Due to a heavier tax burden, net profit amounted to 361 million euro, down 6% from the previous year.

Capital absorbed by the Wholesale line, representing 19% of the Group's capital, grew 22.8% as a result of the rise in activities, which led to an increase in credit and operational risks. Profitability, expressed in terms of RORAC, dropped to 15.9% from the 20.8% of 2005.

The cost/income ratio dropped by one percentage point, thereby reaching 38%.

Investment Banking and Large Groups

The Investment Banking Division comprises the activities of Banca IMI, the Group's investment bank, and the Structured Finance unit, responsible for project financing and specialized structured lending; the Large Groups Division supervises larger customers.

In 2006, transactions within the Investment Banking and Large Groups Divisions were characterized by the highly positive performance of Banca IMI. Total operating income rose by 15.7%, taking advantage of the increase in operations with other companies of the Group – resulting from the greater operative integration with the distribution networks and product companies – the simplification and rationalization of trading and market-making activities, consolidation of the operative platforms and completion of the specialization processes. As far as the various compartments are concerned, the biggest contributions to the rise in revenues came from market-making in complex interest rate and equity derivatives to support the placement of structured and exotic products. Structured finance activity also made a significant contribution, in addition to global brokerage commissions, which continued to benefit from the positive performance of stock markets. In spite of the increase in operating costs, especially personnel costs (due to the increased number of employees and the variable remuneration component correlated to the significant pre-tax profit) and other administrative expenses (related to information technology activities and planning initiatives, some of which are associated with compliance issues), pre-tax operating profit was 281 million euro (+24.9% from 2005). Net of taxes accrued for the period, profits dropped by 30%.

The mission of Banca IMI is to offer specialized services to company and institutional customers, and develop structured products distributed through the Group's network also to retail customers.

As regards financial markets, in 2006 Banca IMI achieved notable results in its risk management activities as well as its distribution of financial products. More specifically, in the fixed income compartment the bank has maintained its strong position in market-making on government securities (during the year it became a specialist in Greek government securities) as well as pricing and trading on swaps and treasury products. Regarding complex interest- and exchange-rate derivative products, the year's activities were concentrated on structuring products with coupons relative to the steepening of the euro/dollar curve for institutional customers.

In a market characterized by the low volatility of credit spreads, the credit trading compartment concentrated on the activities of Active Credit Portfolio Management in the area of the corporate loans portfolio of SANPAOLO IMI and on seeking innovative solutions for the management of SMEs credit risks.

In the equity & commodity trading compartment, there was intensive market-making activity on optional products – including the relaunch of covered warrants – and linear products, in particular on the ETF where the bank has established itself as the number one operator for the volumes handled on MTF and as one of the principal players on Xetra and Euronext. In the area of "exotic" products, Banca IMI has structured new solutions for its own institutional customers. A remarkable advance was also made during the year in the activities of pricing and structuring of products associated with the commodities for retail and corporate customers. Concerning brokerage activities, there was an increase in volumes and overall results among institutional customers as well as the retail and private customers of the Group's banks, particularly because of the increase in flows relative to the negotiation of derivatives listed on the IDEM.

In the course of 2006 the distribution activity showed an increase in coverage and risk management operations for the corporate customers of the Group, driven also by the implementation of the new informative and execution platform for exchange rate derivatives ("IDEA" Intranet Derivatives Automatic Execution). As regards the activities aimed at retail investors, placement continued of structured senior issues and investment certificates, as did coverage of the index-linked issues of EurizonLife (formerly Sanpaolo Life). Lastly, an agreement was closed with UBM for the participation of Banca IMI in the TLX market, the launch of which

Investment Banking and Large Groups

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	152	167	-9.0
Net commissions	100	122	-18.0
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	3	3	-
Dividends and income from other financial assets and liabilities	233	132	+76.5
Profits (losses) on equity shareholdings	5	2	+150.0
Income from insurance business	-	-	-
Total operating income	**493**	**426**	**+15.7**
Net adjustments to loans	-17	-35	-51.4
Net adjustments to other financial assets	-	-	-
Net operating income	**476**	**391**	**+21.7**
Personnel costs	-100	-82	+22.0
Other administrative costs	-88	-75	+17.3
Net adjustments to tangible and intangible assets	-6	-8	-25.0
Operating costs	*-194*	*-165*	*+17.6*
Other net income (expenses)	2	3	-33.3
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-3	-4	-25.0
Pre-tax operating profit	**281**	**225**	**+24.9**
Taxes for the period	-108	22	n.s.
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-	-	-
Net profit	**173**	**247**	**-30.0**
ALLOCATED CAPITAL (€/mil)	**1,120**	**980**	**+14.3**
RATIOS (%)			
Profitability	15.4	25.2	
Cost / Income ratio	39.4	38.7	
	31/12/2006	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)			
Intermediary funds	28,333	25,417	+11.5
Direct deposits	11,104	9,535	+16.5
Net loans to customers excluding NPLs	11,152	10,964	+1.7
Banca IMI S.p.A. trading volumes			
- trading	468,606	559,393	
- sales	222,420	201,243	
- repurchase agreements	1,222,036	1,657,387	
- placements	6,870	6,930	
OPERATING STRUCTURE			
Employees	658	630	+4.4
Domestic branches	1	1	-
Foreign branches and representative offices	1	1	-

(1) Data reworked to take into account the changes in scope (exclusion of private equity operations and inclusion of large groups activities).

is planned for the beginning of 2007. As regards the public authorities customers, the bank offered sophisticated debt restructuring solutions (among which the structuring of the jumbo issues of Regione Campania and Regione Piemonte) and the coverage of interest-rate risks through swap operations concluded through Banca OPI.

In reference to the capital markets activities, Banca IMI played the role of lead manager in 65 bond issues, for a value of over 28 billion euro, with a significant presence in the operations of international issuers.

In the government compartment, the bank participated in the placement of the bond linked to Greece's inflation. It was bookrunner on behalf of financial customers for the senior issues of KFW, Banca delle Marche, Fidis Retail, Veneto Banca, Banca Popolare di Bari, Banca Agrileasing, American International Group, CR Bolzano and CR Firenze, and for the subordinated issues of Banche Popolari Unite, Banca Carim, Banca Italease, Banca Popolare dell'Etruria e del Lazio, Banca Sella, Banco Popolare di Verona e Novara and CR Firenze; it carried out the role of joint lead manager for the subordinated issue of Banca Carige and arranger of the EMTN Programs of Mediocredito Trentino, CR Bolzano and Findomestic Banca. For its corporate customers, Banca IMI acted as bookrunner for the issues of Hera and General Electric. In the securitization sector an operation was carried out on loans issued by SANPAOLO IMI to SMEs backed by Unionfidi and Confidi Province Lombarde. Banca IMI also took part in securitization operations for loans to consumers (Ducato Consumer and Red&Black) and residential mortgages (Vela Home 4 and Arran Residential Mortgages). In the public sector the bank acted as bookrunner for the issues of Regione Campania, Regione Piemonte, the Municipality of Palermo and the Province of Rovigo; it operated as joint arranger of the EMTN Programs of Regione Piemonte and Regione Campania and as rating advisor for the Municipality of Pisa and the Provinces of Como and Trento.

Banca IMI has confirmed its traditional protection of activities in the area of capital increases and share placements. Specifically it directed the IPOs of Bolzoni, Cobra and the Fondo Immobiliare Atlantic1; it also participated in the IPO of Saras and the secondary global offer of Natlxis shares. Moreover the bank attended to the issue of a debenture loan of Sanpaolo IMI Bank Ireland convertible into Trevi Finanziaria shares; it executed a private placement of 3.55% of FIAT's share capital, 5.2% of Mondo Home Entertainment's share capital and 2.4% of I.Net's share capital. In the area of public purchase offers, Banca IMI acted as the appointed intermediary for the coordination and collection of subscriptions for the voluntary totalitarian PPO of Eurizon on Banca Fideuram's shares and the PPO launched by Aeroporti Holding on Aeroporto di Firenze. Lastly, throughout the year the bank purchased the mandates for corporate broking activities from Mariella Burani, Cobra and the Fondo Immobiliare Atlantic1 as well as specialist activities from Centrale del Latte di Torino, Caleffi, Rgi and Cti, affirming its leading position in these activities and bringing the number of its roles to a total of 24.

Regarding corporate finance advisory activities, Banca IMI acted as advisor for the merger of AMGA into AEM Torino and supported Aeroporti Holding in its project for the development and reorganization of the group. The bank was also the advisor in the transfer of the Fratelli Elia group to the Clessidra private equity fund; it assisted Finmeccanica in the disposal and subsequent repurchase of a stake in Avio; it assisted L. Capital and Ergon Capital Partners funds in selling the majority shareholding of the Stroili Oro group; it assisted Maire Holding in the acquisition of the remaining stake in Maire Tecnimont, still held by Edison; it assisted Holding Erre in the acquisition of Aran World from Masco Corporation; it assisted Itac and Fimatex in the acquisition of CDW. Banca IMI is also the financial consultant of Buzzi Unicem for the PPO aimed at the minority shareholders of Dyckerhoff. Finally, during the year the bank supported SANPAOLO IMI in the project for expanding to the markets of Central-Eastern Europe and North Africa and provided assistance in the privatization of the Serbian bank Panonska Banka and in the acquisition of the majority stake in Banca Italo Albanese.

In 2006 the structured finance activity registered a significant increase, partly due to the operations executed in collaboration with and in support of the Group's network and banking customers. In specific terms Banca IMI took part in 28 operations, of which 20 regarding acquisition finance, six regarding project finance and two regarding real estate finance. Among the principal finance acquisition operations were the financing for the acquisition of Infa Labochim by Investitori Associati, of the Esaote group by a consortium of investors (amongst which IMI Investimenti), of the Fratelli Elia group by Clessidra, of the real estate portfolio of Fondo Pensione belonging to the COMIT employees by Beni Stabili and the refinancing of the Safilo debt left over from a previous LBO operation. As regards project finance, the list of financing operations includes the building of a petrochemical complex in Kuwait, the coverage of corporate reorganization costs in favor of the IVS group, the building of a thermoelectric power station in the industrial park of Scandale, sponsored by Endesa and ASM Brescia, and the acquisition of 20% of Endesa by the Spanish group Acciona. With reference to Weather/Wind, Banca IMI attended to the refinancing of the Weather collateralized loan and the issue of two successive PIK Facilities by Wind Acquisition Holding Finance, the second of which was the largest ever issued in Europe. Banca IMI took charge of reducing the overall exposure of the SANPAOLO IMI Group to the Weather/Wind group.

With regard to the Large Groups Division, the reference market was characterized by increasing commercial competition, especially concerning the traditional loan activities, also due to the rising liquidity of the loans system.

Activities in the year focused on defending profitability levels while maintaining portfolio quality. This goal was pursued by reducing excessive exposures having an inadequate risk/yield profile, the intensification of relations with investment banking activities, a substantial maintenance of the medium-/long-term loans as well as an increase in the number of more highly structured operations. The trend of loans to customers, affected by the drop in the short-term compartment, was counterbalanced by the increase of direct deposits and asset administration. At the end of December 2006, the intermediary funds in this compartment amounted to 13.8 billion euro, a rise of 2% on an annual basis. Net profit for the year was in line with that of 2005.

International Network

The International Network Division is responsible for the international banking activities of the Parent Bank and foreign subsidiary banks. It supervises the segment relating to customers operating on foreign markets and develops services on foreign markets for national businesses, whilst promoting and managing relations with counterpart banks. Sanpaolo IMI Internazionale, controlling stakeholder in the Hungarian Inter-Europa Bank (85.9%) and in Sanpaolo IMI Bank Romania (98.6%), as well as being responsible for the operational controlling of the Slovene bank Banka Koper and Banca Italo Albanese, in which the Parent Bank holds a 66.2% and 76.1% share respectively, reports directly to the Division.

The distribution network directly covers 36 countries, constituting the international network of the Parent Bank made up of 13 wholesale branches, the Irish subsidiary Sanpaolo IMI Bank Ireland, 19 representative offices and two operating desks, together with the 377 branches of the subsidiary banks operating in Central-Eastern Europe and North Africa.

Activities in the year continued in line with the mission, aimed at encouraging and supporting the internationalization of Italian

International Network

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	135	122	+10.7
Net commissions	90	87	+3.4
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	10	-	n.s.
Dividends and income from other financial assets and liabilities	27	14	+92.9
Profits (losses) on equity shareholdings	14	2	n.s.
Income from insurance business	-	-	-
Total operating income	**276**	**225**	**+22.7**
Net adjustments to loans	-22	-31	-29.0
Net adjustments to other financial assets	-	-	-
Net operating income	**254**	**194**	**+30.9**
Personnel costs	-80	-71	+12.7
Other administrative costs	-47	-45	+4.4
Net adjustments to tangible and intangible assets	-11	-11	-
Operating costs	*-138*	*-127*	*+8.7*
Other net income (expenses)	6	4	+50.0
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	1	-100.0
Net provisions for risks and charges	2	-	n.s.
Pre-tax operating profit	**124**	**72**	**+72.2**
Taxes for the period	-37	-20	+85.0
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-2	-1	+100.0
Net profit	**85**	**51**	**+66.7**
ALLOCATED CAPITAL (€/mil)	**471**	**339**	**+38.9**
RATIOS (%)			
Profitability	18.0	15.0	
Cost / Income ratio	50.0	56.4	

	31/12/2006	31/12/2006 restated (2)	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)				
Intermediary funds	19,269	14,188	13,451	+43.3
Direct deposits	9,337	5,550	5,601	+66.7
Net loans to customers excluding NPLs	9,171	7,877	7,455	+23.0
OPERATING STRUCTURE				
Employees	8,679	2,315	2,156	n.s.
Foreign branches and representative offices	409	150	130	n.s.

(1) Data reworked to take into account changes in methodology linked to refining the application of the IAS/IFRS.
(2) Figures restated excluding Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

business, promoting and assisting the investments and activities of foreign multinationals on the European market (with priority given to the Italian market), maximizing the cross-selling opportunities for the Group's product factories, extending relations with counterpart banks and operating as a domestic bank in new, high-growth markets.

Precisely in relation to the latter goal, in the course of 2006, four acquisitions were completed as part of a policy of strong strategic development of the Group on Central-Eastern European and Mediterranean markets.

In Albania the acquisition of Banca Italo Albanese was concluded and procedures were launched for purchasing 80% of American Bank of Albania, an operation for which the authorization of the competent authorities is pending. Jointly the two banks have 24 branches, with a market share of over 20% in loans and 15% in deposits and they are the second largest group in the country.

In Serbia an 87.4% shareholding was acquired of the Panonska Banka, a bank listed on the Belgrade stock market and having a network of 65 branches located throughout the entire country, with a market share of 3.4% and a greater than 5% concentration in the wealthy region of Vojvodina.

Finally, in December SANPAOLO IMI purchased from the Egyptian government 80% of the Bank of Alexandria, having the third-largest distribution structure and total assets in the country, with a network of 188 branches, 5,600 employees and over 1.5 million customers.

In 2006 international activities grew significantly in all profit margins and operating volumes. The considerable expansion of the last item is partially due to the new acquisitions. According to a homogeneous comparison, i.e. excluding the results of Banca Italo Albanese, Panonska Banka and Bank of Alexandria, intermediary funds grew by 5.5% thanks to the positive trend of loans to customers (+5.7%) and indirect deposits (which almost doubled) against a substantial stability in direct deposits. Revenues, up 22.7% from the previous year, benefited from income from the disposal of non-performing loans "Hawaii 125" at the Nassau branch by the Parent Bank and profits from the disposal of equity shareholdings held by Banka Koper. In the light of this trend in revenues, the operating costs registered a smaller increase. The net profit was 85 million euro (+66.7%) and profitability grew to 18% from 15% in the previous year.

Public Authorities and Entities

The Public Authorities and Entities Division, operating through Banca OPI, is responsible for advisory activities and the medium-to long-term financing of public bodies and local public service agencies for the implementation of infrastructure projects.

In a context characterized by continuing tight public financial policy and increased competition on the Local Entities market of reference, Banca OPI continued to gear its commercial policy towards careful selection of operations in terms of pricing and concentration of the loan portfolio. These actions made it possible to achieve income results in 2006 that were higher than the previous year. The rise in revenues allowed the pre-tax operating profit to amply absorb the increased operating costs, thereby registering a 4.2% increase. Net profit amounted to 103 million euro, up 19.8%, partly due to the positive effects of the new treatment of loan adjustments for the purposes of IRAP.

In 2006 new contracts were finalized for 6,489 million euro and financing disbursed for 6,774 million, of which 2,353 million in securities. Consequently the total loans at the end of December amounted to 27.4 billion euro, with a 3% increase on an annual basis.

The activities carried out in the course of the year in the compartment of financing to Italian public authorities and entities affirmed the significant role played by the bank, with a total volume of contracts exceeding 2.8 billion euro. Banca OPI participated, in its role as joint arranger and joint lead manager, in the two most important international bond issues of the year: Regione Campania and Regione Piemonte, each for total amounts of almost 2 billion euro. As regards the issues of local authorities placed on the domestic market, the bank took part in all of the most important operations in 2006, among which the debenture loans of the Municipalitites of Palermo, Genoa, Messina, Lecce, Avellino and Fiumicino as well as those of the Provinces of Lecco and Cosenza. In the "traditional" compartment of medium- and long-term loans to public authorities, Banca OPI affirmed its role as a primary operator. The mortgages granted to Regione Veneto, Regione Sicilia and the Municipalities of Turin and Reggio Calabria together exceeded 400 million euro. Note should be made regarding the financing pool of approximately 400 million euro to the Municipality of Rome (Banca OPI's contribution was over 136 million euro): it was the first large operation concluded by a local authority in the form of opening of credit pursuant to art. 205 bis of the TUEL (Consolidation Act of Local Authority Regulations). Furthermore, in the compartment of derivative products for public authorities, 50 debt management transactions were carried out in the course of 2006 with the use of derivative products, for a total notional amount of over two billion euro, which is almost quadruple the amount of the previous year.

Medium- and long-term financing to public corporations registered a significant development during the year, both in volumes (contracts and signature loans for over 1.3 billion euro) as well as in the consolidation of commercial relations. Especially important were operations with the principal public utilities of northern Italy, such as AEM Milano, Hera, ASM Brescia, Iride. There was significant growth in the project finance compartment over 2005 (new contracts increased from 340 to 820 million euro). On the domestic market Banca OPI acquired important roles as mandated lead arranger in the water sector, health buildings and local public transport, also contributing to the presentation of one of the three proposals received by the Municipality of Rome for the new D line of the metro system. Foreign operations were boosted due to the underwriting operations for the privatizations of French motorways (Sanef and APRR) and US highways (Indiana Toll Road).

On foreign markets Banca OPI achieved a volume of operations (excluding project finance) almost four times greater than the results of the previous year (1.4 billion euro against 380 million in 2005). The bank's operations reached a total of 16 countries and involved the undertaking of sovereign risk (Turkey, Romania), financing to territorial authorities (for example the Municipalities of Giurgiu and Adana) and to public companies such as the Swedish Framtiden and Vastra Gotalands. Lastly, regarding the underwriting of securities on the capital markets, there were several acquisitions of issue quotas made by publicly controlled companies operating in the sectors of transportation (especially railroads) and local utilities.

Finally, dynamic asset management continued, aimed at seizing the opportunities offered by market appreciation of high-quality "Italian risk". More specifically, a total of approximately one billion euro in asset disposals was concluded, which led not only to capital gains but also to a reduction of asset concentration, thereby favoring the development of new prospective transactions.

As regards the equity investor activity carried out by the subsidiary FIN.OPI, the most significant event was the closing at the end of 2006 of the PPP Italia fund for which FIN.OPI is the advisor and investor and which constitutes the first closed-end fund under

Public Authorities and Entities

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	125	130	-3.8
Net commissions	4	6	-33.3
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	35	21	+66.7
Dividends and income from other financial assets and liabilities	36	27	+33.3
Profits (losses) on equity shareholdings	1	-1	n.s.
Income from insurance business	-	-	-
Total operating income	**201**	**183**	**+9.8**
Net adjustments to loans	-11	-9	+22.2
Net adjustments to other financial assets	-5	-	n.s.
Net operating income	**185**	**174**	**+6.3**
Personnel costs	-24	-22	+9.1
Other administrative costs	-13	-11	+18.2
Net adjustments to tangible and intangible assets	-	-	-
Operating costs	*-37*	*-33*	*+12.1*
Other net income (expenses)	1	-	n.s.
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-1	1	n.s.
Pre-tax operating profit	**148**	**142**	**+4.2**
Taxes for the period	-45	-56	-19.6
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-	-	-
Net profit	**103**	**86**	**+19.8**
ALLOCATED CAPITAL (€/mil)	**674**	**526**	**+28.1**
RATIOS (%)			
Profitability	15.3	16.3	
Cost / Income ratio	18.4	18.0	
	31/12/2006	31/12/2005	Change 31/12/06-31/12/05 (%)
OPERATING DATA (€/mil)			
Net loans to customers excluding NPLs	20,067	20,757	-3.3
Disbursements in the period	6,774	6,302	
Customer securities investments (stock)	7,370	5,880	+25.3
Subscription of securities issued by customers (flows)	2,353	1,500	
OPERATING STRUCTURE			
Employees	239	212	+12.7
Domestic branches (2)	4	4	-

(1) Data reworked to take into account the changes in methodology for calculating the economic capital.

(2) The figure refers to the central operating offices of Banca OPI, and does not include the regional offices (16) of the Public Authorities and Entities Division distributed throughout Italy.

Italian law specialized in initiatives of public-private partnerships. Direct investments amounted to over 70 million and FIN.OPI closed some important operations, in particular in the sector of local utilities, acquiring significant shareholdings in the listed company Acegas-APS (16.6 million), in the Emilian company Enia (18.1 million) and in the Gorizian company IRIS Isontina (9.1 million). During the year FIN.OPI also executed the merger between its own partially-controlled companies AEM Torino and AMGA Genova, which gave birth to the new IRIDE S.p.A..

In 2006 the quotations of partially-owned utilities maintained a positive trend, over-performing the indices of the sector, especially Hera which appreciated by over 46% on an annual basis.

In the sector of infrastructures and transportation FIN.OPI fulfilled its commitment in the Henderson PFI Secondary Fund (a fund established under English law that invests in PPP projects in Europe) with a final payment of 6.5 million; it participated in the capital increase promoted by the partially-owned French company Transdev by subscribing to a share of approximately 5.6 million. It also acquired new shares in Autostrada Brescia-Padova, for a value of 2.2 million, bringing its own stake to 6% of the capital.

In the field of renewable energies, FIN.OPI collaborated with qualified operators in the sector for the development of new investment opportunities, and offered its own know-how in providing consultancies to other companies of the Group.

Other Activities

The merger by incorporation of Sanpaolo IMI Private Equity into IMI Investimenti took effect on 30 September 2006.

This merger created a single pole for the management of the Group's equity investment business, financed both with own capital and resources obtained from the market, which is intended to function as a single, qualified center dedicated to identifying, managing and monitoring investments in the capital of industrial businesses and service companies.

In 2006, the management of the portfolio of investments directly held by the subholding IMI Investimenti, financed with the company's own capital and aimed at medium/large companies, was involved in large operations. Among these were: the transfer of the entire stake held in Fincantieri (1.97%); participation in the concert party, guided by Banca Intesa, which acquired from the Bracco group the entire capital of Esaote; the adhesion to the corporate reorganization that led to the concentration of Infracom Italia into Infragruppo, in which IMI Investimenti holds a 21.7% stake; the transfer of the entire stake in Aeroporto G. Marconi of Bologna (2.2%); the transfer of the entire stake in SAVE (2.17%); the partial realization on the stock market of the stake held in Engineering.

At the end of the year Synesis, the financing company partially owned by IMI Investimenti and by another three primary banks with a stake of 25% each, demobilized the shareholding into Fidis and in the first few months of 2007 will distribute the liquid assets it collected to its shareholders.

Lastly the subsidiary LDV Holding established the procedures for the realization of the intervened exercise of the put option for majority shareholders on the 20% stake held in AEFFE.

Activity was especially lively for the closed-end funds managed by two subsidiary asset management companies (SGR), Sanpaolo IMI Investimenti per lo Sviluppo, which manages the Fondo Mezzogiorno (Southern Italy Fund), and Sanpaolo IMI Fondi Chiusi, which manages the Fondo Centro Impresa (Central Italy Corporate Fund) and Fondo Nord Ovest Impresa (Northwestern Italy Corporate Fund) with a total commitment of 100 and 80 million euro respectively. These funds, which are financed with capital collected mainly on the market, operate in the private equity field, and are aimed at small/medium companies with a territorial focus on the respective areas of competence and dedicated teams.

During 2006 the Fondo Mezzogiorno completed three new investment operations for a total of 20.5 million euro. Since its foundation, the stakes it has acquired in southern companies have grown to eight, for a total value of 43.8 million euro. In the course of 2006 the fund also made its first two disposals, resulting in capital gains amounting to 10.3 million euro.

As regards closed-end multi-regional funds managed by Sanpaolo IMI Fondi Chiusi SGR, during the year the Fondo Centro Impresa concluded four investment operations for a total of 19.9 million, while the Fondo Nord Ovest Impresa completed two investment operations for a total of 8.2 million.

Finally, the fund established under international law, SIPEF I, finished demobilizing its residual assets. In 2007 actions will be taken to distribute the liquid assets to investors and consequently the management companies of the Fund (the Luxembourg Sanpaolo IMI Equity Management S.A. and the London-based Sanpaolo IMI Management Ltd) will be wound up.

The decrease in revenues seen in the comparison of the two years was due to the realization in 2005 of the already mentioned extraordinary capital gains from the disposal of Italenergia Bis.

Savings and Assurance: Eurizon

The area of operation of Eurizon Financial Group, the sub-holding company responsible for the Savings and Assurance sector, includes the insurance business run by EurizonVita, the asset-gathering activity performed by Banca Fideuram's network of financial planners serving customers with medium/high savings potential, and asset management con-

Savings and Assurance

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	85	49	+73.5
Net commissions	841	782	+7.5
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	6	4	+50.0
Dividends and income from other financial assets and liabilities	2	18	-88.9
Profits (losses) on equity shareholdings	1	-	n.s.
Income from insurance business	449	418	+7.4
Total operating income	**1,384**	**1,271**	**+8.9**
Net adjustments to loans	2	1	+100.0
Net adjustments to other financial assets	-7	-	n.s.
Net operating income	**1,379**	**1,272**	**+8.4**
Personnel costs	-254	-209	+21.5
Other administrative costs	-291	-249	+16.9
Net adjustments to tangible and intangible assets	-29	-34	-14.7
Operating costs	*-574*	*-492*	*+16.7*
Other net income (expenses)	1	22	-95.5
Impairment of goodwill	-	-1	-100.0
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-64	-91	-29.7
Pre-tax operating profit	**742**	**710**	**+4.5**
Taxes for the period	-152	-162	-6.2
Profits (losses) on discontinued operations	-28	-36	-22.2
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-53	-55	-3.6
Net profit	**509**	**457**	**+11.4**
REVENUES FROM THE SECTOR (€/mil)	**1,384**	**1,271**	**+8.9**
RESULTS OF THE SECTOR (€/mil)	**742**	**710**	**+4.5**
ALLOCATED CAPITAL (€/mil)	**1,513**	**1,333**	**+13.5**
RATIOS (%)			
Profitability	33.6	34.3	
Cost / Income ratio	41.5	38.7	
	31/12/2006	31/12/2005 pro forma (1)	Change 31/12/06-31/12/05 pro forma (%)
OPERATING DATA (€/mil)			
Assets under management (2)	192,563	185,601	+3.8
Total interest-earning assets	9,252	6,460	+43.2
Total interest-bearing liabilities	8,252	5,780	+42.8
OPERATING STRUCTURE			
Employees	2,850	2,609	+9.2
Financial planners	4,216	4,150	+1.6
Domestic branches	95	91	+4.4

(1) Data reworked to take into account the changes in scope of the Sector (inclusion of asset management activties).

(2) Include asset management, asset administration, management of institutional customers and third parties and direct deposits linked to asset management operations.

ducted through Eurizon Capital (formerly Sanpaolo IMI Asset Management).

In 2006 the Sector obtained a net profit of 509 million euro, up 11.4% from last year. More specifically, the total operating income showed an increase of 8.9% due to the greater revenues produced by all of the companies in the area of consolidation. The sharp increase in the net interest income and the growth of income from insurance business are attributable to the new investment management policies for the company's own portfolios and the branch I and V portfolios. This caused a decrease in investments in liquidity, also as a result of the liabilities duration profile. The increase in the income from insurance business is even more significant if it is remembered that in the course of 2006 it absorbed the negative impact of the anticipated adoption of the mortality tables. Net commissions grew as a result of the increase in overall volumes. Operating costs, up 16.7%, are correlated to the reinforcement of the governance and operating structure of EurizonVita and the start of new planning activities by Banca Fideuram. Operating costs were also impacted by the costs of extraordinary operations related to the variations in the scope of the Sector as well as those connected to the IPO of Eurizon. Provisions for risks and charges, down with respect to 2005, also include the non-recurring provisions posted by Banca Fideuram regarding the disposals of the subsidiary Fideuram Wargny.

As for operating figures, assets under management totaled 192.6 billion euro, up 3.8% from the end of December 2005.

The capital absorbed by the Sector, which makes up 12% of the Group's capital, amounted to 1,513 million euro, up 13.5% from 2005 mainly because of the greater absorption by the insurance companies and the increase in the stake held by Banca Fideuram at the end of 2006 as a consequence of the PPO launched by Eurizon. Net profit, making up 24% of the consolidated profit, also showed a rising trend. Profitability reached 33.6%, substantially in line with that of 2005.

EurizonVita

The activities of 2006 focused on:
- revising and repositioning the product range;
- creating a distribution network dedicated to individual assurance;
- honing investment portfolio management strategies;
- collaborating in the development plans of the Eurizon group;
- implementing projects aimed at improving management and control.

The primary objective in revising the product range was to maximize the insurance and assurance components of the products offered in an attempt to help customers choose more suitable instruments in terms of coverage needs and with timelines more in tune with the characteristics of insurance saving.

EurizonVita

	2006	2005 pro forma (1)	Change 2006 / 2005 pro forma (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	-	-	-
Net commissions	-	-	-
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	-	-	-
Dividends and income from other financial assets and liabilities	-	-	-
Profits (losses) on equity shareholdings	-	-	-
Income from insurance business (2)	450	418	+7.7
Total operating income	**450**	**418**	**+7.7**
Net adjustments to loans	1	2	-50.0
Net adjustments to other financial assets	-7	-	n.s.
Net operating income	**444**	**420**	**+5.7**
Personnel costs	-74	-30	+146.7
Other administrative costs	-90	-60	+50.0
Net adjustments to tangible and intangible assets	-14	-4	n.s.
Operating costs	*-178*	*-94*	*+89.4*
Other net income (expenses)	83	17	n.s.
Impairment of goodwill	-	-1	-100.0
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-1	-17	-94.1
Pre-tax operating profit	**348**	**325**	**+7.1**
Taxes for the period	-101	-93	+8.6
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-	-4	n.s.
Net profit	**247**	**228**	**+8.3**
ALLOCATED CAPITAL (€/mil)	**932**	**889**	**+4.8**
RATIOS (%)			
Profitability	26.5	25.6	
Cost / Income ratio	39.6	22.5	
	31/12/2006	31/12/2005	Change 31/12/06-31/12/05 (%)
OPERATING DATA (€/mil)			
Life technical reserves and financial liabilities	45,285	44,489	+1.8
- life technical reserves	22,346	22,087	+1.2
- life financial liabilities	22,939	22,402	+2.4
Life net flows	300	3,595	
OPERATING STRUCTURE			
Employees	1,117	474	+135.7

(1) Data reworked to take into account the structural reorganization of the holding of the Eurizon group.
(2) All the Company's operative revenues are recorded under "Income from insurance business".

Activities carried out on the range regarded products dedicated to the Group's banking network as well as those destined to the private bankers channel. Among the first is the launch of the new Irish unit-linked multi-manager policy "Sanpaolo All" and the revaluable single-premium policy "Sanpaolo Futura". Moreover two new products have been designed for 2007: "Sanpaolo All Gold" and "Sanpaolo Futura Continua" which allow holders of life insurance policies about to expire to continue a savings/investment plan without having to take on the initial charges again. For the network of financial planners the new unit-linked "Fideuram Suite" policy was launched which introduces multi-manager lines in the sphere of Banca Fideuram's offer.

Particular attention was also given to assurance to exploit the market development opportunities arising from the new socio-demographic situation and the reform of the Italian pension system, making use of product innovation and the strengthening of specialized customer advisory services. More specifically, at the end of the year a project was started in EurizonVita to set up a direct distribution network with the recruitment of "assurance specialists". At the end of January 2007, the EurizonVita network had 73 active salespersons and six physical points on the territory. Moreover, all the insurance products sold by the Group's banking networks were adapted to the new legislative provisions and commercial needs. Lastly EurizonVita developed, in collaboration with Eurizon Capital, an offer to manage the guaranteed lines of pension funds that is unique on the market. It exploits the strong integration between the two companies and sees EurizonVita as manager of the guarantees and Eurizon Capital as a manager of the assets.

The honing of investment portfolio management strategies was mainly effected through portfolio hedging plans with the aim of protecting the return levels of separated management, together with the analysis and support tools.

Co-operation in the development of the Eurizon group comprised:

- acquisition of total control over EurizonTutela (formerly Egida), by exercising the call option on 50% of the share capital held by Reale Mutua; this required starting a project aimed at supporting the progressive undertaking of activities previously outsourced to the latter;
- rationalization of the companies operating in the casualty branches through the merger by incorporation of Fideuram Assicurazioni into EurizonTutela;
- integration of the IT and back office activities of Banca Fideuram into Universo Servizi, 95% controlled by EurizonVita, for a more efficient management of the technological platform.

Projects aimed at improving management and control mainly involved the creation of the FAP (Financial Analysis Program) system, to measure value and risk, manage the ALM and the portfolio tactics; the creation of an integrated system for the management of consolidated accounts; the launch of a project for the implementation of an ERP (Enterprise Resource Planning) system for administrative and accounting issues and the management of the liability cycle; the development of datawarehousing systems for marketing analyses; the gradual integration of IT systems into the Universo Servizi platform, and the implementation of the IT system for the casualty branches.

EurizonVita's contribution to consolidated profit amounted to 247 million euro, 8.3% up from 2005.

The increase in profits is to be seen in the light of the growth in income from insurance business that rose from 418 to 450 million euro, up 7.7%. This result was achieved thanks to the positive trend of the financial component that benefited on the one hand from the increase in the overall volumes and on the other hand from the improvement in the returns of the separate managements attributable to the longer duration of the assets and the greater utilization of the equity compartment. Income from insurance business for 2006 also suffered from the negative effects, quantifiable at approximately 33 million euro before taxes, deriving from the anticipated adoption of the mortality tables to the new demographic bases involving larger provisions to reserves. Operating costs rose from 94 to 178 million euro. The trend is attributable to the launch of the new sales network as well as to the effect of incorporation of the company branch that deals with IT services which was transferred from Banca Fideuram to Universo Servizi. Costs were also compensated by the increase in other net income, which rose from 17 to 83 million euro, mainly due to fees paid by Banca Fideuram for services rendered by Universo Servizi.

58% of the securities portfolio, totaling 47,985 million euro, is made up by securities designated as at fair value, mainly for unit- and index-linked products; available-for-sale securities account for 41%, mainly for revaluable policies, and the remaining 1% is comprised of financing and loans. The insurance policies portfolio totaled 45,837 million euro, comprising 22,346 million euro in life technical reserves, 22,939 million in financial unit- and index-linked policies classified as deposits, 315 million in specific asset policies, 127 million in open-end pension funds classified as insurance products, and 110 million in technical reserves for the casualty branches. At the end of 2006 the reserve for valuation of available-for-sale financial assets amounted to 34 million euro against the 91 million euro of December 2005 due to the increase in interest rates and the decrease in capital gains on bond securities, though partially mitigated by the collar hedges.

Banca Fideuram

In the course of 2006 the activities of Banca Fideuram were aimed mainly at rationalizing its own structure, in line with the logic of integration and creation of synergies within Eurizon.

On 21 August, as described in more detail in the chapter "Action points and initiatives in the year", Eurizon launched a voluntary total-stake public purchase offer on the shares of Banca Fideuram. After the offer, Eurizon, which held 92.5% of the share capital of Banca Fideuram, was required to make a residual offer on the

Banca Fideuram

	2006	2005	Change 2006 / 2005 (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	79	45	+75.6
Net commissions	600	587	+2.2
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	6	4	+50.0
Dividends and income from other financial assets and liabilities	2	18	-88.9
Profits (losses) on equity shareholdings	-	-	-
Income from insurance business	-	-	-
Total operating income	**687**	**654**	**+5.0**
Net adjustments to loans	1	-1	n.s.
Net adjustments to other financial assets	-	-	-
Net operating income	**688**	**653**	**+5.4**
Personnel costs	-120	-137	-12.4
Other administrative costs	-205	-142	+44.4
Net adjustments to tangible and intangible assets	-12	-27	-55.6
Operating costs	*-337*	*-306*	*+10.1*
Other net income (expenses)	-4	3	n.s.
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-61	-71	-14.1
Pre-tax operating profit	**286**	**279**	**+2.5**
Taxes for the period	-33	-52	-36.5
Profits (losses) on discontinued operations	-28	-36	-22.2
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-53	-51	+3.9
Net profit	**172**	**140**	**+22.9**
ALLOCATED CAPITAL (€/mil)	**496**	**368**	**+34.8**
RATIOS (%)			
Profitability	34.7	38.0	
Cost / Income ratio	49.1	46.8	
	31/12/2006	31/12/2005	Change 31/12/06-31/12/05 (%)
OPERATING DATA (€/mil)			
Assets under management (1)	67,591	64,312	+5.1
Assets under management (net flow) (1)	1,818	1,222	
Asset management	52,052	50,328	+3.4
- mutual funds and fund-based portfolio management	37,327	35,600	+4.9
- portfolio management	598	662	-9.7
- life technical reserves and financial liabilities	14,127	14,066	+0.4
Net asset management flows	681	931	
Asset administration	12,165	11,313	+7.5
Total interest-earning assets	9,252	6,460	+43.2
Total interest-bearing liabilities	8,252	5,780	+42.8
OPERATING STRUCTURE			
Employees	1,131	1,681	-32.7
Financial planners	4,216	4,150	+1.6
Domestic branches	95	91	+4.4

(1) Include asset management, asset administration and direct deposits in relation to asset management transactions.

entirety of the ordinary shares not yet in its possession. The offer was concluded on 18 January 2007, making Eurizon the holder of 98.7% of Banca Fideuram's capital; within four months after conclusion of the residual offer, Eurizon will exercise its right to purchase (squeeze out) the residual shares. On 24 January 2007 Borsa Italiana arranged the delisting of the Banca Fideuram shares.

In order to favor the creation of synergies in the Eurizon group, in 2006 the IT functions and operations were centralized within one company controlled by EurizonVita: Universo Servizi. In May Banca Fideuram transferred to the latter the company branch pertaining to IT and back-office services by undertaking a 5% stake.

Regarding product development, during the year the multi-branch individual assurance plan "Progetto Pensione" was created; the selling of the unit-linked policy "Fideuram Suite" was begun; the two portfolio management products, "Equipe" and "Synthesis", were promoted, the former with a multi-manager approach and the latter with the introduction of different types of assets into the management; the promotion of the fund of funds "Advanced Capital II", dedicated to high net worth customers, and the new "Stars" certificates was begun.

As regards the assessments regarding the possible opportunities for disposal or reorganization of the French grouping Fideuram Wargny, it is worth noting that as at the closing of the year the sale process did not have a positive outcome. Nonetheless, as part of the process, at the end of June the company branch dedicated to the online brokerage activities of Banque Privèe Fideuram Wargny was sold.

Owing to the interruption in the negotiations with Euroland Finance, which had been identified as a possible purchaser of Banque Privée Fideuram Wargny, the opportunity was evaluated for starting the winding up process of Banque Privée and its subsidiary Fideuram Wargny Gestion S.A., though it will be attempted to valorize the corporate assets to a maximum, for which interest will be expressed by potential counterparties.

On 6 September 2006 the bank's Board of Directors deliberated to proceed with the setting up of Euro-Tresorerie, a treasury company directly controlled by Financière Fideuram and dedicated to managing part of the financial assets owned by Banca Fideuram.

The abovementioned operative decisions involved the need to consolidate line-by-line Financière Fideuram, Euro-Tresorerie and Fideuram Wargny Gestion SAM, previously recorded under "profits on discontinued operations".

The good performance of transactions in 2006 compared to last year benefited from initiatives aimed at steering customer portfolios towards a mix of products with higher added value. At the end of December 2006, assets under management were up 5.1% over a 12-month period and reached 67.6 billion euro. This figure was influenced by an increase in the volume of assets under management that generate recurring commissions. The 5% rise in total operating income is attributable to higher net interest income and greater commission revenues resulting from the growth in average volumes dealt. The increase in revenues, along with a reduction in provisions for risks related to legal disputes, more than offset increased operating expenses. The increase in the latter was due to the increase in other administrative costs due to the impact of new project initiatives, extraordinary transactions related to Eurizon's Public Offer on Banca Fideuram's stock, and strengthening of the internal control system in compliance with the "Sarbanes Oxley Act". The contribution to the Group's net profit was 172 million euro, up 22.9% from 2005. Profitability, expressed in terms of RoE, was 34.7% as opposed to the 38% of 2005. This drop is attributable to the increase in capital allocated at the end of December 2006 consequent to the already mentioned increase in the share held in the company.

Eurizon Capital

Eurizon Capital SGR (formerly Sanpaolo IMI Asset Management) is the Group company specialized in providing collective and individual asset management products, both to the Group's internal banking networks and to institutional investors. Eurizon Capital controls the subsidiaries Eurizon Capital (Luxembourg) and Eurizon Alternative Investments, the former set up to promote funds under Luxembourg law and the latter to manage alternative funds.

As outlined in greater detail in the section "Action points and initiatives in the year", on 30 June 2006, the act of conferral of the asset management operations carried out by Eurizon Capital to Eurizon was signed.

In the course of the year the range of offers was affected by numerous rationalization and reinforcement initiatives.

Regarding the financial management products and insurance guarantees offered in collaboration with EurizonVita, in the year

Eurizon Capital

	2006	2005	Change 2006 / 2005 (%)
STATEMENT OF INCOME (€/mil)			
Net interest income	6	4	+50.0
Net commissions	241	195	+23.6
Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities	-	-	-
Dividends and income from other financial assets and liabilities	-	-	-
Profits (losses) on equity shareholdings	-	-	-
Income from insurance business	-	-	-
Total operating income	**247**	**199**	**+24.1**
Net adjustments to loans	-	-	-
Net adjustments to other financial assets	-	-	-
Net operating income	**247**	**199**	**+24.1**
Personnel costs	-43	-42	+2.4
Other administrative costs	-48	-46	+4.3
Net adjustments to tangible and intangible assets	-3	-3	-
Operating costs	*-94*	*-91*	*+3.3*
Other net income (expenses)	3	4	-25.0
Impairment of goodwill	-	-	-
Profits (losses) from disposals of investments	-	-	-
Net provisions for risks and charges	-2	-3	-33.3
Pre-tax operating profit	**154**	**109**	**+41.3**
Taxes for the period	-33	-17	+94.1
Profits (losses) on discontinued operations	-	-	-
Integration charges net of tax	-	-	-
Profit attributable to minority interests	-	-	-
Net profit	**121**	**92**	**+31.5**
ALLOCATED CAPITAL (€/mil)	**85**	**76**	**+11.8**
RATIOS (%)			
Profitability	142.4	121.1	
Cost / Income ratio	38.1	45.7	
	31/12/2006	31/12/2005	Change 31/12/06-31/12/05 (%)
OPERATING DATA (€/mil)			
Assets under management (1)	121,261	118,752	+2.1
Asset management	79,962	78,697	+1.6
- mutual funds and fund-based portfolio management	74,926	74,437	+0.7
- portfolio management	5,036	4,260	+18.2
OPERATING STRUCTURE			
Employees	477	454	+5.1

(1) Include management of institutional customers and third parties.

the passage of open-end pension funds from Eurizon Capital to EurizonVita was concluded; this transfer involved the birth of a new organizational model that sees Eurizon Capital in the role of a financial manager and EurizonVita in the role of provider of financial and insurance guarantees.

As regards portfolio management, the offer was developed to carry out investment solutions that are more in tune with the needs of customers who have shown considerable interest in defensive management lines associated with products characterized by a high service level. In particular, for the private segment the portfolio management "GP PrivateSolution" was enriched with new components to increase its flexibility to better meet the increased need of investors for personalization; for personal customers the multimanager range was completed through the new profiles characterized by a reduced exposure to stock markets.

With regard to mutual funds, attention was given to developing total return management products as well as to enriching the portfolio of products with multi-manager solutions. More specifically in 2006 two new absolute return compartments ("ABS Attivo" and "ABS Prudente") of the Luxembourg Sanpaolo International Fund were launched; the new multi-manager fund of funds "Sanpaolo Manager Selection Fund" was marketed; the umbrella fund "Eurizon Capital Alpha Fund" was set up, dedicated to institutional customers and comprising four compartments; approval was obtained for setting up a guaranteed mutual fund named "Sanpaolo Garantito Giugno 2012", the placement of which will start in the second quarter of 2007, dedicated to retail customers who want to actively participate in the financial markets through a managed product while maintaining a guarantee on the protection of their invested capital. In the area of the strategies for protecting the commercial opportunities offered by the market of asset management, at the end of 2006 a service was activated for selecting the best funds managed by the principal international management companies for private customers, consisting of making available to the distribution network the accomplished skills of the Eurizon Capital multi-manager team.

In the area of "alternative" family products, in 2006 the private bankers of Banca Fideuram launched the "Fideuram Alternative Investments Fund Opportunità" which pursues the policy of investment for the purposes of achieving absolute positive performances associated with a medium/high level of volatility. In the area of speculative mutual funds, the speculative fund of funds "Brera Multi-Strategy HF Selection 2" was launched and the merger of "Brera Equity Hedge" into "Brera Multi-Strategy" took effect on 1 January 2007.

During the year an agreement was reached with Banco Best (a member of the Banco Espirito Santo group) regarding the distribution of Eurizon Capital funds in Portugal. The Portuguese bank will distribute compartments of the umbrella fund Sanpaolo International Fund to retail and institutional customers.

Finally, two foreign branches of Eurizon Capital (Luxembourg) were opened, one in Santiago and one in Singapore, to promote the placement of mutual funds under Luxembourg law and develop future commercial initiatives in those regions.

At the end of December 2006, assets under management totaled 121.3 billion euro, a rise of 2.1% on an annual basis. Asset management recorded a 1.6% increase thanks in particular to the performance of fund-based portfolio management and portfolio management.

In 2006 the total operating income, 247 million euro, was up 24.1% from the previous year thanks to the increase in commission revenues received for the collective and individual asset management activities. The contribution to net Group profit came to 121 million euro, up 31.5% compared to last year.

The improvement in efficiency can be seen in the cost/income ratio, down 38.1% from the 45.7% of 2005.

RORAC was 142.4%, in line with high values characteristic of this business line, due to limited absorption of capital compared to the considerable volumes of assets managed by the company and placed by the geographically widespread banking networks of the Group. Profitability grew in comparison with the previous year due to the increase in contribution to Group profit.

Central Functions

Central Functions covers holding activities, finance, management of shareholdings (including Group shareholdings in Cassa di Risparmio di Firenze and Banca delle Marche), Group credit policies, and the Macchina Operativa Integrata (Integrated Operating Vehicle). Group bodies responsible for the governance, support and control of other Group Business Sectors constitute the main component of Central Functions.

Income results therefore reflect the transversal nature of Central Functions, which sustains costs using a centralized system and on behalf of other Group companies, only partially charging them back to the business units, as previously described in "Criteria for calculating the profitability of the Business Sectors".

The Central Functions registered a pre-tax operating profit of 84 million euro compared with the loss of 172 million euro of the previous year. This improvement is mainly attributable to the dividends and results of other financial activities carried out in the year, including non-recurring components, amongst which capital gains amounting to 228 million euro deriving from the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank, only partially counterbalanced by the provisions for risks and charges effected in 2006 by the Parent Bank as protection of the risks connected to guarantees given to the Group tax collection companies, even after sale of these to Riscossione S.p.A.. Central Functions showed a loss of eight million due to the inclusion in the accounts of 2006 of 341 million of expenses, after taxes, for the merger between Banca Intesa and SANPAOLO IMI.

Secondary Reporting

In accordance with the management approach and the organizational decisions of the Group, secondary reporting as required by IAS 14 is based on the disclosure of information by Geographical Sectors. Below is a summary report of the main operating data divided into Italy, Europe and the rest of the world. 86% of the revenues come from Italy; regarding investment costs, the significant growth is principally due to the goodwill of recently acquired banks (Bank of Alexandria, Panonska Banka, Cassa dei Risparmi di Forlì, Banca Italo Albanese).

	Italy	Europe	Rest of the world	Group total
REVENUES FROM THE SECTOR (€/mil) (1)				
2006	7,822	1,185	91	9,098
2005 pro forma (2)	7,303	843	55	8,201
Change 2006 / 2005 pro forma (%)	+7.1	+40.6	+65.5	+10.9
COST OF PROPERTY, FIXTURES AND FITTINGS, EQUIPMENT AND INTANGIBLE ASSETS ACQUIRED IN THE PERIOD (€/mil) (3)				
2006	744	184	1,112	2,040
2005	385	24	-	409
Change 2006 / 2005 (%)	+93.2	n.s.	n.s.	n.s.
TOTAL INTEREST-EARNING ASSETS (€/mil) (4)				
31/12/2006	199,508	17,270	7,046	223,824
31/12/2006 restated (5)	196,472	12,942	7,046	216,460
31/12/2005	167,541	11,631	6,596	185,768
Change 31/12/2006-31/12/2005 (%)	+19.1	+48.5	+6.8	+20.5

(1) Total operating income.

(2) Data reworked to take into account the exit of GEST Line from the scope of consolidation.

(3) This includes: acquisitions and capitalized improvement expenses for tangible assets (land, buildings, fixtures and fittings, electrical equipment and other); purchase of intangible assets and increases in internal intangible assets.

(4) Excluding Banca IMI group.

(5) Figures restated excluding Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

Developments after the end of the year

2007 saw moderate growth in the real economy and gradual deceleration in the growth of banking income, consistent with a rise in interest rates and expectations of slower growth in the real economy.

In particular, concerning developments in business credit for financing current assets and production investments, forecasts show a gradual re-entry from the growth spikes seen at the end of 2006, even if the demand outlook is still considerable. Starting from the second half of 2007, an incentive to turn to bank financing might come from the fact that companies with more than 50 employees will not be able to tap into employee termination indemnities. At the same time, the dynamics of household loans will be affected by the rise in interest rates and stricter property tax policies will be felt (rise in property tax and ICI rates, limits to tax-breaks for renovations) as well as slower growth rates in real-estate prices. Against these limitations, families will continue to make considerable use of financing, considering the wide gap in the European average in the use of consumer credit, continuing innovation in services offered, which are designed to have increasing flexibility and tailored products, and expansion in the market of potential borrowers.

The high growth rate in bank funding activity seen at the end of last year points to a gradual re-entry in 2007. The main factor to control deposits is the continuing rise in monetary interest rates which should, in particular, limit sight deposits. Forecasts also indicate that bond placement will slow down, mainly due to lower growth rates in long-term financing. Considering these limiting factors, a possible realignment in financial income taxation might also stimulate a temporary recovery in sight deposits and certificates of deposit.

Even if growth rates have slowed, trends in traditional dealing activities will provide a positive contribution to income in the banking industry. In particular, also thanks to the recovery in the average level of spreads in money management, the dynamics of interest margins should further consolidate in 2007.

At the same time, there should be moderate growth in revenues from services, which would reflect an unfavorable trend in asset management and increasing competition in prices for services related to current accounts. Concerning operating costs, the outlook shows limited growth in line with trends of recent years: cost control will continue to be an important lever to create value.

Concerning value adjustments and prudential allocations, the behavior of banks should continue to be alert, but no tighter than 2006, also in consideration of the fact that good levels of economic activities will help limit the risk of lowering the quality of household loans and business credit.

To sum up, industry accounts for 2007 should confirm that the foundations of Italian banks are solid, which was already seen in 2006: increasing profitability, thanks to higher revenues and operating costs under control, high quality credit and solid capital levels.

The beginning of this report mentioned the pillars of the 2007-2009 business plan, the first one for the new bank Intesa Sanpaolo. The specific goals and operating plans, as well as the objectives for 2007, will be approved by the Management Board during their next session. Shareholders and the market will be fully informed of them.

Turin, 23 March 2007
The Management Board
Intesa Sanpaolo S.p.A.

Milan, 14 April 2007
The Supervisory Board
Intesa Sanpaolo S.p.A.

Consolidated Financial Statements

Consolidated balance sheet

Part/Section of the Explanatory Notes		ASSETS	31/12/2006 (€/mil)	31/12/2005 (€/mil)
B/Ass/1	10.	Cash and cash equivalents	1,534	1,107
B/Ass/2	20.	Financial assets held for trading	23,923	25,037
B/Ass/3	30.	Financial assets designated as at fair value	20,685	22,528
B/Ass/4	40.	Available-for-sale financial assets	35,829	29,837
B/Ass/5	50.	Financial assets held to maturity	2,872	2,535
B/Ass/6	60.	Loans to banks	30,058	28,836
B/Ass/7	70.	Loans to customers	157,800	139,507
B/Ass/8	80.	Hedging derivatives	1,020	435
B/Ass/9	90.	Fair value changes of generically hedged financial assets (+/-)	-	-
B/Ass/10	100.	Equity shareholdings	893	819
B/Ass/11	110.	Technical insurance reserves attributable to reinsurers	46	29
B/Ass/12	120.	Tangible assets	2,951	2,177
B/Ass/13	130.	Intangible assets	2,305	1,008
		of which:		
		- goodwill	2,023	756
B/Ass/14	140.	Tax assets	2,690	2,728
		a) current	902	988
		b) deferred	1,788	1,740
B/Ass/15	150.	Non-current assets and discontinued operations	176	220
B/Ass/16	160.	Other assets	5,769	6,455
		Total assets	**288,551**	**263,258**

Part/Section of the Explanatory Notes		LIABILITIES AND NET SHAREHOLDERS' EQUITY	31/12/2006 (€/mil)	31/12/2005 (€/mil)
B/Liab/1	10.	Due to banks	38,913	35,682
B/Liab/2	20.	Due to customers	105,493	92,306
B/Liab/3	30.	Securities issued	55,914	46,985
B/Liab/4	40.	Financial liabilities held for trading	9,664	11,342
B/Liab/5	50.	Financial liabilities designated as at fair value	26,157	25,939
B/Liab/6	60.	Hedging derivatives	1,019	730
B/Liab/7	70.	Fair value changes of generically hedged financial liabilities (+/-)	(97)	(35)
B/Ass/14- B/Liab/8	80.	Tax liabilities a) current b) deferred	969 413 556	860 216 644
B/Liab/9	90.	Liabilities on discontinued operations	165	164
B/Liab/10	100.	Other liabilities	9,949	10,573
B/Liab/11	110.	Provisions for employee termination indemnities	1,006	1,001
B/Liab/12	120.	Provisions for risks and charges: a) post-retirement benefit obligations b) other provisions	2,268 311 1,957	1,882 425 1,457
B/Liab/13	130.	Technical reserves	22,540	22,113
B/Liab/14	140.	Valuation reserves a) available-for-sale financial assets (+/-) b) tangible assets (+) c) cash flow hedge (+/-) d) special revaluation laws e) other	1,595 1,610 - (3) 109 (121)	1,286 1,157 - (18) 346 (199)
B/Liab/14	150.	Redeemable shares	-	-
B/Liab/15	160.	Equity securities	-	-
B/Liab/15	170.	Reserves	4,512	4,298
B/Liab/15	180.	Share premium	767	769
B/Liab/15	190.	Capital	5,400	5,239
B/Liab/15	200.	Own shares (-)	(84)	(92)
B/Liab/16	210.	Minority interest (+/-)	253	233
B/Liab/15	220.	Profit (loss) for the year	2,148	1,983
		Total liabilities and net shareholders' equity	**288,551**	**263,258**

Consolidated statement of income

Part/Section of the Explanatory Notes			2006 (€/mil)	2005 (*) (€/mil)
C/CE/1	10.	Interest income and similar revenues	9,837	8,234
C/CE/1	20.	Interest expenses and similar charges	(4,914)	(3,782)
	30.	**Net interest income**	**4,923**	**4,452**
C/CE/2	40.	Commission income	4,084	3,970
C/CE/2	50.	Commission expense	(878)	(754)
	60.	**Net commissions**	**3,206**	**3,216**
C/CE/3	70.	Dividends and similar revenues	259	475
C/CE/4	80.	Profits (losses) on financial trading activities	715	104
C/CE/5	90.	Fair value adjustments from hedge accounting	(6)	(4)
C/CE/6	100.	Profit (loss) from sale or repurchase of:	540	394
		a) loans	80	57
		b) available-for-sale financial assets	456	347
		c) financial assets held to maturity	-	-
		d) financial liabilities	4	(10)
C/CE/7	110.	Net income from financial assets and liabilities designated as at fair value	(127)	219
	120.	**Net interest and other banking income**	**9,510**	**8,856**
C/CE/8	130.	Impairment losses/write-backs to:	(449)	(445)
		a) loans	(410)	(440)
		b) available-for-sale financial assets	(5)	(1)
		c) financial assets held to maturity	-	-
		d) other financial transactions	(34)	(4)
	140.	**Net result of financial activities**	**9,061**	**8,411**
C/CE/9	150.	Net premiums	2,865	3,599
C/CE/10	160.	Balance of other income/charges arising on insurance activities	(3,469)	(4,496)
	170.	**Net result of financial activities and insurance activities**	**8,457**	**7,514**
C/CE/11	180	Administrative costs:	(5,010)	(4,221)
		a) personnel costs	(3,396)	(2,769)
		b) other administrative costs	(1,614)	(1,452)
C/CE/12	190.	Net provisions for risks and charges	(179)	(51)
C/CE/13	200.	Net adjustments/write-backs to tangible assets	(227)	(239)
C/CE/14	210	Net adjustments/write-backs to intangible assets	(174)	(196)
C/CE/15	220	Other operating income/expenses	53	74
	230	**Operating costs**	**(5,537)**	**(4,633)**
C/CE/16	240	Profits (losses) on equity shareholdings	128	58
C/CE/17	250	Net fair value adjustment to tangible and intangible assets	-	-
C/CE/18	260	Impairment of goodwill	-	(1)
C/CE/19	270	Profits (losses) from disposal of investments	28	16
	280	**Operating profit (losses) before tax from continuing operations**	**3,076**	**2,954**
C/CE/20	290	Income taxes for the period	(894)	(919)
	300	**Net profit (loss) after tax from continuing operations**	**2,182**	**2,035**
C/CE/21	310	Profits (losses) on discontinued operations	20	5
	320	**Profit (loss) for the year**	**2,202**	**2,040**
C/CE/22	330	Profit (loss) attributable to minority interests	(54)	(57)
	340	**Parent Bank net profit (loss)**	**2,148**	**1,983**
C/CE/24		Net profit (loss) per share (euro)	1.15	1.06
C/CE/24		Diluted net profit (loss) per share (euro)	1.15	1.06

(*) Data restated after the adoption of IFRS 5 (see Attachment: "Reclassification of consolidated statement of income for 2005 based on the application of IFRS 5").

Statement of recognized income and expense in the consolidated financial statements

Caption/Value	2006 (€/mil)	2005 (€/mil)
A. Capital gains (losses) during the year		
1. Capital gains (losses) from real-estate revaluation pursuant to special laws	4	3
2. Valuation reserves:	(15)	456
available-for-sale financial assets	(39)	459
- capital gains (losses) from valuation in net shareholders' equity	*417*	*807*
- reallocation to current year statement of income	*(456)*	*(348)*
cash flow hedge	24	(3)
3. Exchange differences in foreign equity shareholdings	(11)	-
4. Actuarial profits (losses) on defined benefit pension plans	124	(296)
5. Taxes on net shareholders' equity and returns	(45)	90
Total A	**57**	**253**
B. Consolidated net profit in the statement of income	**2,202**	**2,040**
C. Total income/expenses in the year (A+B)	**2,259**	**2,293**
Attributable to:		
Parent Bank	2,205	2,236
minority interests	54	57
D. Impact of transition to accounting standards at 01/01/2006 and 01/01/2005		
1. Capital gains (losses) from real-estate revaluation pursuant to special laws	-	1
2. Valuation reserves:	-	692
available-for-sale financial assets	-	707
cash flow hedge	-	(15)
3. Profit reserves	-	(1,033)
Total D	**-**	**(340)**
Attributable to:		
Parent Bank	-	(273)
minority interests	-	(67)
E. Total income/expenses in the year (C+D)	**2,259**	**1,953**
Attributable to:		
Parent Bank	2,205	1,963
minority interests	54	(10)

Statement of changes in consolidated net shareholders' equity

31 DECEMBER 2005 - 31 DECEMBER 2006

	Balance as at 31/12/2005 Third parties	Balance as at 31/12/2005 Group	Change to opening balance	Balance as at 1/1/2006 Third parties	Balance as at 1/1/2006 Group	Allocation of previous year's income: Reserves Third parties	Allocation of previous year's income: Reserves Group	Allocation of previous year's income: Dividends and other allocations	Changes in the year: Change in reserves Third parties	Changes in the year: Change in reserves Group	Transactions in shareholders' equity: New share issue Third parties	New share issue Group	Purchase of own shares Third parties	Purchase of own shares Group	Extraordinary dividend distribution	Changes in equity securities	Derivatives on own shares	Stock options	Profits (losses) for the year as at 31/12/2006 Third parties	Profits (losses) for the year as at 31/12/2006 Group	Net shareholders' equity as at 31/12/2006 Third parties	Net shareholders' equity as at 31/12/2006 Group
Capital:																						
a) ordinary shares	104	4,443		104	4,443	-	-			127	83	11	-	-							187	4,581
b) other shares	-	796		-	796	-	-			23	-	-	-	-							-	819
Share premium	-	769		-	769	21	-			(39)	-	37									21	767
Reserves:																						
a) income	81	4,296		81	4,296	13	916		(102)	(710)	-	-	-	-	-	-	-	-			(8)	4,502
b) other	-	2		-	2	-	-				-	-	-	-	-	-	-	8			-	10
Valuation reserves:																						
a) available-for-sale (1)	-	1,157		-	1,157				1	453											1	1,610
b) cash flow hedge	-	(18)		-	(18)				-	15											-	(3)
c) special laws	5	346		5	346				(4)	(237)											1	109
d) actuarial profits (losses)	-	(199)		-	(199)				-	85											-	(114)
e) other	-	-		-	-				-	(7)											-	(7)
Equity securities	-	-		-	-											-					-	-
Own shares	(14)	(92)		(14)	(92)						-	-	11	8							(3)	(84)
Profits (loss) in the year	57	1,983	-	57	1,983	(13)	(916)	(1,111)											54	2,148	54	2,148
Net shareholders' equity	233	13,483		233	13,483	21	-	(1,111)	(105)	(290)	83	48	11	8	-	-	-	8	54	2,148	253	14,338

(1) Valuation reserves relating to Available-for-sale financial assets do not include the insured parties' component attributable to valuation of products included in the separate management of insurance business (shadow accounting).

31 DECEMBER 2004 - 31 DECEMBER 2005

	Balance as at 31/12/2004 Third parties	Balance as at 31/12/2004 Group	Change to opening balance	Balance as at 1/1/2005 Third parties	Balance as at 1/1/2005 Group	Allocation of previous year's income: Reserves Third parties	Allocation of previous year's income: Reserves Group	Allocation of previous year's income: Dividends and other allocations	Changes in the year: Change in reserves Third parties	Changes in the year: Change in reserves Group	Transactions in shareholders' equity: New share issue Third parties	New share issue Group	Purchase of own shares Third parties	Purchase of own shares Group	Extraordinary dividend distribution	Changes in equity securities	Derivatives on own shares	Stock options	Profits (losses) for the year as at 31/12/2005 Third parties	Profits (losses) for the year as at 31/12/2005 Group	Net shareholders' equity as at 31/12/2005 Third parties	Net shareholders' equity as at 31/12/2005 Group
Capital:																						
a) ordinary shares	115	4,131	(11)	104	4,131	-	-				-	21	-	-		291					104	4,443
b) other shares	-	1,087		-	1,087	-	-				-	-	-	-		(291)					-	796
Share premium	-	725		-	725	-	-				-	44									-	769
Reserves:																						
a) income	108	4,575	(1,033)	57	3,666	14	573		10	57	-	-	-	-	-	-	-	-			81	4,296
b) other	-	-	-	-	5	-	-				-	-	-	-	-	-	-	(3)			-	2
Valuation reserves:																						
a) available-for-sale (1)	-	-	707	-	707				-	450											-	1,157
b) cash flow hedge	-	-	(15)	-	(15)				-	(3)											-	(18)
c) special laws	4	343	1	5	343				-	3											5	346
d) actuarial profits (losses)	-	-	-	-	-				-	(199)											-	(199)
Equity securities	-	-		-	-											-					-	-
Own shares	-	-		(17)	(61)					(47)	-	-	3	16							(14)	(92)
Profits (loss) in the year	55	1,447	-	55	1,447	(14)	(573)	(915)											57	1,983	57	1,983
Net shareholders' equity	282	12,308		204	12,035			(915)	10	261	-	65	3	16	-	-	-	(3)	57	1,983	233	13,483

(1) Valuation reserves relating to Available-for-sale financial assets do not include the insured parties' component attributable to valuation of products included in the separate management of insurance business (shadow accounting).

Statement of consolidated cash flows

(€/mil)

INDIRECT METHOD	Amount	
	31/12/2006	31/12/2005
A. OPERATIONS		
1. Management	3,514	2,488
- profit for the year (+/-)	2,148	1,983
- capital gains/losses on financial assets held for trading and on assets/liabilities designated as at fair value (-/+)	(1,498)	(1,265)
- capital gains/losses on hedging activities (-/+)	6	4
- impairment losses/write-backs (+/-)	957	(734)
- net value adjustments/write-backs on tangible and intangible assets (+/-)	401	438
- net provisions for risks and charges and other costs/revenues (+/-)	649	1,492
- net premiums to be collected (-)	(18)	(20)
- other unrealized insurance income/charges (-/+)	649	739
- unpaid duties and taxes (+)	240	(184)
- net adjustments/write-backs on discontinued operations, net of taxes (-/+)	(20)	35
- other adjustments (+/-)	-	-
2. Liquid assets generated/absorbed by financial assets	**(22,152)**	**(12,335)**
- financial assets held for trading	1,680	3,804
- financial assets designated as at fair value	2,321	2,989
- available-for-sale financial assets	(5,986)	(3,514)
- loans to banks: demand	(875)	1,132
- loans to banks: other loans	764	(4,186)
- loans to customers	(18,959)	(13,689)
- other asset captions	(1,097)	1,129
3. Liquid assets generated/absorbed by financial liabilities	**22,367**	**12,098**
- due to banks: demand	233	2,594
- due to banks: other amounts due	2,998	4,795
- due to customers	13,187	3,571
- securities issued	8,929	(6,076)
- financial liabilities held for trading	(1,678)	72
- financial liabilities designated as at fair value	(493)	5,148
- other liabilities	(809)	1,994
Net liquid assets generated/absorbed by operations	**3,729**	**2,251**
B. INVESTMENTS		
1. Liquid assets generated by	**(227)**	**172**
- sale of equity shareholdings	28	118
- dividends received from equity shareholdings	-	-
- sale of financial assets held to maturity	(337)	-
- sale of tangible assets	82	54
- sale of intangible assets	-	-
- sale of subsidiaries and business divisions	-	-
2. Liquid assets absorbed by	**(637)**	**(1,243)**
- purchase of equity shareholdings	(139)	(72)
- purchase of financial assets held to maturity	-	(717)
- purchase of tangible assets	(535)	(208)
- purchase of intangible assets	(28)	(155)
- purchase of subsidiaries and business divisions	65	(91)
Net liquid assets generated/absorbed by investments	**(864)**	**(1,071)**
C. FUNDING ACTIVITIES		
- issue/purchase of own shares	8	(31)
- issue/purchase of equity securities	-	-
- dividend distribution and other uses	(2,446)	(1,406)
Net liquid assets generated/absorbed by funding activities	**(2,438)**	**(1,437)**
NET LIQUID ASSETS GENERATED/ABSORBED DURING THE YEAR	**427**	**(257)**

(€/mil)

RECONCILIATION	Amount	
Captions	31/12/2006	31/12/2005
Cash and cash equivalents at the beginning of the year	1,107	1,364
Total liquid assets generated/absorbed during the year	427	(257)
Cash and cash equivalents: effect of movements in exchange rates	-	-
Cash and cash equivalents at the close of the year	1,534	1,107

Consolidated Explanatory Notes

Part A – Accounting policies

A.1 General information

- Section 1 – Statement of compliance with International Accounting Standards
- Section 2 – Basis of preparation
- Section 3 – Scope and methods of consolidation
- Section 4 – Events subsequent to the date of the financial statements
- Section 5 – Other aspects

A.2 Information on the main aggregate values of the financial statements

- Section 1 – Financial assets held for trading
- Section 2 – Available-for-sale financial assets
- Section 3 – Financial assets held to maturity
- Section 4 – Loans and guarantees issued
- Section 5 – Financial assets designated as at fair value
- Section 6 – Hedge accounting
- Section 7 – Equity shareholdings
- Section 8 – Tangible assets
- Section 9 – Intangible assets
- Section 10 – Discontinued operations
- Section 11 – Current and deferred taxation
- Section 12 – Provisions for risks and charges
- Section 13 – Debts and securities issued
- Section 14 – Financial liabilities held for trading
- Section 15 – Financial liabilities designated as at fair value
- Section 16 – Currency transactions
- Section 17 – Insurance assets and liabilities
- Section 18 – Other information

A.3 Fair Value of Financial Instruments

Part B - Information on the consolidated balance sheet

Assets

- Section 1 – Cash and cash equivalents – Caption 10
- Section 2 – Financial assets held for trading – Caption 20
- Section 3 – Financial assets designated as at fair value – Caption 30
- Section 4 – Available-for-sale financial assets – Caption 40
- Section 5 – Financial assets held to maturity– Caption 50
- Section 6 – Loans to banks – Caption 60
- Section 7 – Loans to customers – Caption 70
- Section 8 – Hedging derivatives – Caption 80
- Section 9 – Fair value changes of macro-hedged financial assets (+/-) – Caption 90
- Section 10 – Equity shareholdings - Caption 100
- Section 11 – Technical insurance reserves attributable to reinsurers – Caption 110
- Section 12 – Tangible assets – Caption 120
- Section 13 – Intangible assets – Caption 130
- Section 14 – Tax assets and liabilities – Caption 140 under assets and Caption 80 under liabilities
- Section 15 – Non-current assets and discontinued operations and associated liabilities – Caption 150 under assets and Caption 90 under liabilities
- Section 16 – Other assets – Caption 160

Part F – Information on consolidated shareholders' equity

- Section 1 – Consolidated shareholders' equity
- Section 2 – Shareholders' equity and regulatory ratios

Part G – Business combinations concerning companies or business branches

Part H – Transactions with related parties

- Section 1 – Information on remuneration of directors and executives
- Section 2 – Information on transactions with related parties

Part I – Payment agreements based on own financial instruments

Part A – Accounting policies

PART A.1 GENERAL INFORMATION

Section 1 – Statement of Compliance with International Accounting Standards

Pursuant to article 3, para. 1, of D.Lgs. no. 38/2005, the SANPAOLO IMI Group financial statements have been drawn up in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as endorsed by the European Commission at 31 December 2006 on the basis of the procedure set forth in EC Regulation no. 1606/2002.

Section 2 – Basis of preparation

The Group's accounting results, stated in millions of euro, have been calculated by applying the International Accounting Standards IAS/IFRS.

In preparing the financial statements, further reference was made to that set forth by the Bank of Italy in its Circular no. 262 of December 22, 2005, governing bank financial statements, and the provisional implementation measures issued by the Bank of Italy in its Sanction dated December 22, 2005 regarding the 2005 figures reported for comparative purposes.

In order to achieve a better interpretation and application of the IAS/IFRS accounting principles, additional documents not endorsed by the European Commission were also examined:
- *Framework for the Preparation and Presentation of Financial Statements* of the International Accounting Standards Board (IASB);
- *Implementation Guidance, Basis for Conclusions* and any other documents drawn up by the IASB or the IFRIC to provide further guidance on the accounting principles issued.

Lastly, still on the subject of interpretation, other documents taken into account included those dealing with the application of IAS/IFRS in Italy issued by the Italian accounting standards authority and the Italian Bankers' Association (ABI).

This SANPAOLO IMI Group Annual Report comprises the Report on Group Operations and the Consolidated Financial Statements (which in turn comprises the balance sheet and statement of income, the statement of changes in consolidated shareholders' equity, the statement of consolidated cash flows and these Explanatory Notes).

Within the Report on Operations, the results of the year are shown in reclassified balance sheet and statement of income schedules. In particular, in the reclassified statement of income, the contribution by the Group's insurance companies to "Net interest and other banking income" is conventionally highlighted under the specific caption "Insurance business results" rather than being treated on a line-by-line basis as stated in the "official" financial statements schedule.

Furthermore, in order to provide separate indication of the non-current items represented by the costs deriving from the merger by incorporation of SANPAOLO IMI into Banca Intesa in the reclassified statement of income format, the caption "Integration costs net of taxes" was introduced, which includes:
- the redundancy incentive costs, recorded in the Official Format under Personnel costs
- the related charges referring to consultancy, legal costs and compulsory fulfillments recorded in the Official Format under Other administrative costs
- costs associated with projects, essentially related to software production, abandoned due to the merger, recorded under Other administrative costs and Provisions for risks and charges.

A break-down of the reconstruction of the reclassified statement of income is provided in the Attachment to these Explanatory Notes.

Section 3 – Scope and Methods of Consolidation

The scope of consolidation on a line-by-line basis includes banking, financial and instrumental subsidiaries that are part of the SANPAOLO IMI Banking Group at 31 December 2006 as recorded in the appropriate register in compliance with article 64 of D.Lgs. no. 385 dated September 1 1993, the remaining subsidiaries that carry out activities different from those referred to above, and the entities or companies in respect of which the Group is exposed to the majority of the risks and obtains the majority of benefits. The scope of the line-by-line consolidation excludes some minor entities whose balance sheets and results of operations are not significant to the consolidated financial statements.

"Joint control" equity investments and companies over which the Group had "significant influence" are accounted for using the equity method. The companies for which a contractual agreement is in existence requiring the approval of administrative, financial and management decisions by the Group and the other participants in the control are considered joint-controlled.

The financial statements used for the line-by-line and the proportional consolidation process were those prepared as at 31 December 2006, as approved by the boards of the subsidiaries concerned and adjusted, where necessary, for consistency with Group accounting policies. The valuation of investments using the equity method was made on the basis of the latest reports or financial statements available.

With regard to the accounting treatment of acquisitions of additional equity shareholdings in companies which are already subsidiaries, in the absence of indications in the IAS/IFRS currently in force, it was decided to book the difference between the purchase cost and the book value of the minority interests acquired to the Group's net shareholders' equity, thereby applying the so-called economic entity approach.

The Group's scope of line-by-line consolidation as at 31 December 2006 changed considerably with respect to the situation as at 31 December 2005. The main changes which took place are described below:

- inclusion, during the fourth quarter of 2006, of the newly-acquired Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria as well as, during the second quarter, Banca Italo Albanese;
- the exclusion of GEST Line, the company controlling the Group's tax collection business, following its sale as part of the process for the promotion of this business. As already indicated in the 2006 Half Year Report, the exclusion of GEST Line led to the restating of the 2005 statement of income and the related explanatory note disclosures according to the summary consolidation method envisaged by IFRS 5.

The statement below shows the equity shareholdings included within the scope of line-by-line consolidation of the consolidated financial statements as at 31 December 2006. The statement does not include the equity shareholdings jointly controlled with other parties since, as indicated above, these companies are consolidated using the equity method.

	Company name	Registered offices	Type of relation-ship (1)	Ownership Held by	%	Voting rights at ordinary shareholders' meeting % (2)	Book value (€/mil)	Remarks
	Entities included in the consolidation using the line by line method							
	SANPAOLO IMI S.p.A. (Parent Bank)	Turin		-	-	-	-	
1	Anthracite Investments Plc	Ireland	8	Sanpaolo IMI	-	-	XXX	(A)
2	Banca Comerciala Sanpaolo IMI Bank Romania S.A.	Romania	1	Sanpaolo IMI Internazionale	98.65	98.65	XXX	(B)
3	Banca Fideuram S.p.A.	Rome	1	Eurizon Financial Group	93.53	93.53	XXX	(C)
4	Banca d'Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	Sanpaolo IMI	100.00	100.00	XXX	
5	Banca IMI Securities Corp.	United States	1	IMI Capital Markets USA	100.00	100.00	XXX	
6	Banca Italo Albanese Sh.A.	Albania	1	Sanpaolo IMI	80.00	100.00	XXX	(D)
7	Banca OPI S.p.A.	Rome	1	Sanpaolo IMI	100.00	100.00	XXX	
8	Bank of Alexandria	Egypt	1	Sanpaolo IMI	80.00	80.00	XXX	(E)
9	Banka Koper d.d.	Slovenia	1	Sanpaolo IMI	66.21	66.21	XXX	(F)
10	Banque Privée Fideuram Wargny S.A.	France	1	Financiere Fideuram	99.91	99.91	XXX	(G)
11	Cassa dei Risparmi di Forlì S.p.A.	Forlì	5	Sanpaolo IMI	38.25	38.25	XXX	(H)
12	Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	1	Sanpaolo IMI	100.00	100.00	XXX	
13	Cassa di Risparmio di Venezia S.p.A.	Venice	1	Sanpaolo IMI	100.00	100.00	XXX	
14	Cassa di Risparmio in Bologna S.p.A.	Bologna	1	Sanpaolo IMI	100.00	100.00	XXX	
15	Cimabue Sicav	Luxembourg	8	EurizonLife	100.00	-	XXX	(I)
16	Consumer Financial Services S.r.l.	Bologna	1	Neos Banca	100.00	100.00	XXX	
17	Eolo Investments B.V.	Netherlands	8	EurizonVita	-	-	XXX	(J)
18	Eurizon Alternative Investments SGR S.p.A. (former Sanpaolo IMI Alternative Investments SGR S.p.A.)	Milan	1	Eurizon Capital SGR	100.00	100.00	XXX	
19	Eurizon Capital S.A. (former Sanpaolo IMI Asset Management Luxembourg S.A.)	Luxembourg	1	Eurizon Capital SGR	100.00	100.00	XXX	
20	Eurizon Capital SGR S.p.A. (former Sanpaolo IMI Asset Management SGR S.p.A.)	Milan	1	Eurizon Financial Group	100.00	100.00	XXX	(K)
21	Eurizon Financial Group S.p.A. (former NEW Step S.p.A.)	Turin	1	Sanpaolo IMI	100.00	100.00	XXX	
22	EurizonLife Ltd (former Sanpaolo Life Ltd)	Ireland	1	EurizonVita	100.00	100.00	XXX	
23	EurizonTutela S.p.A. (former Egida Compagnia di Assicurazioni e Riassicurazioni S.p.A.)	Turin	1	EurizonVita	100.00	100.00	XXX	(L)
24	EurizonVita S.p.A. (former Assicurazioni Internazionali di Previdenza S.p.A. (A.I.P.)	Turin	1	Eurizon Financial Group	99.96	99.96	XXX	
25	Euro-Tresorerie S.A. (former W.D.W. S.A.)	France	1	Financiere Fideuram	100.00	100.00	XXX	(M)
26	Farbanca S.p.A.	Bologna	5	Sanpaolo IMI	19.33	19.33	XXX	(N)

(cont'd: entities included in the consolidation using the line by line method)

	Company name	Registered offices	Type of relationship (1)	Ownership Held by	Ownership %	Voting rights at ordinary shareholders' meeting % (2)	Book value (€/mil)	Remarks
29	Fideuram Bank (Suisse) A.G.	Switzerland	1	Fideuram Bank	99.95	99.95	XXX	
30	Fideuram Fiduciaria S.p.A.	Rome	1	Banca Fideuram	100.00	100.00	XXX	
31	Fideuram Fund Bond Global Emerging Markets	Luxembourg	8	EurizonVita	61.54	-	XXX	(I)
32	Fideuram Fund Bond Global High Yield	Luxembourg	8	EurizonVita	67.34	-	XXX	(I)
33	Fideuram Fund Equity Europe	Luxembourg	8	EurizonVita	91.36	-	XXX	(I)
34	Fideuram Fund Equity Global Emerging Markets	Luxembourg	8	EurizonVita	89.25	-	XXX	(I)
35	Fideuram Fund Equity Italy	Luxembourg	8	EurizonVita	88.08	-	XXX	(I)
36	Fideuram Fund Equity Japan	Luxembourg	8	EurizonVita	91.84	-	XXX	(I)
37	Fideuram Fund Equity Pacific Ex Japan	Luxembourg	8	EurizonVita	88.59	-	XXX	(I)
38	Fideuram Fund Equity Usa	Luxembourg	8	EurizonVita	90.64	-	XXX	(I)
39	Fideuram Fund Euro Bond Long Risk	Luxembourg	8	EurizonVita	82.23	-	XXX	(I)
40	Fideuram Fund Euro Bond Low Risk	Luxembourg	8	EurizonVita	61.59	-	XXX	(I)
41	Fideuram Fund Euro Bond Medium Risk	Luxembourg	8	EurizonVita	67.35	-	XXX	(I)
42	Fideuram Fund Euro Corporate Bond	Luxembourg	8	EurizonVita	71.44	-	XXX	(I)
43	Fideuram Fund Euro Defensive Bond	Luxembourg	8	EurizonVita	65.50	-	XXX	(I)
44	Fideuram Fund Euro Short Term	Luxembourg	8	EurizonVita	55.86	-	XXX	(I)
45	Fideuram Fund Europe Listed Consumer Discretionary Equity	Luxembourg	8	EurizonVita	90.30	-	XXX	(I)
46	Fideuram Fund Europe Listed Consumer Staples Equity	Luxembourg	8	EurizonVita	86.07	-	XXX	(I)
47	Fideuram Fund Europe Listed Energy Materials Utilities Equity	Luxembourg	8	EurizonVita	85.05	-	XXX	(I)
48	Fideuram Fund Europe Listed Financials Equity	Luxembourg	8	EurizonVita	85.00	-	XXX	(I)
49	Fideuram Fund Europe Listed Health Care Equity	Luxembourg	8	EurizonVita	83.96	-	XXX	(I)
50	Fideuram Fund Europe Listed Industrials Equity	Luxembourg	8	EurizonVita	88.60	-	XXX	(I)
51	Fideuram Fund Europe Listed T.T. Equity	Luxembourg	8	EurizonVita	80.78	-	XXX	(I)
52	Fideuram Fund Inflation Linked	Luxembourg	8	EurizonVita	59.09	-	XXX	(I)
53	Fideuram Fund Usa Listed Consumer Discretionary Equity	Luxembourg	8	EurizonVita	92.39	-	XXX	(I)
54	Fideuram Fund Usa Listed Consumer Staples Equity	Luxembourg	8	EurizonVita	91.35	-	XXX	(I)
55	Fideuram Fund Usa Listed Energy Materials Utilities Equity	Luxembourg	8	EurizonVita	91.67	-	XXX	(I)
56	Fideuram Fund Usa Listed Financials Equity	Luxembourg	8	EurizonVita	92.37	-	XXX	(I)
57	Fideuram Fund Usa Listed Health Care Equity	Luxembourg	8	EurizonVita	91.83	-	XXX	(I)
58	Fideuram Fund Usa Listed Industrials Equity	Luxembourg	8	EurizonVita	91.80	-	XXX	(I)
59	Fideuram Fund Usa Listed T.T. Equity	Luxembourg	8	EurizonVita	92.03	-	XXX	(I)
60	Fideuram Fund Zero Coupon 2007	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
61	Fideuram Fund Zero Coupon 2008	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
62	Fideuram Fund Zero Coupon 2009	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
63	Fideuram Fund Zero Coupon 2010	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
64	Fideuram Fund Zero Coupon 2011	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
65	Fideuram Fund Zero Coupon 2012	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
66	Fideuram Fund Zero Coupon 2013	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
67	Fideuram Fund Zero Coupon 2014	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
68	Fideuram Fund Zero Coupon 2015	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
27	Fideuram Asset Management (Ireland) Ltd	Ireland	1	Banca Fideuram	100.00	100.00	XXX	
28	Fideuram Bank S.A.	Luxembourg	1	Banca Fideuram	99.99	99.99	XXX	
				EurizonVita	0.01	0.01	XXX	
					100.00	100.00		
69	Fideuram Fund Zero Coupon 2016	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
70	Fideuram Fund Zero Coupon 2017	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)

(cont'd: entities included in the consolidation using the line by line method)

	Company name	Registered offices	Type of relation-ship (1)	Ownership Held by	Ownership %	Voting rights at ordinary shareholders' meeting % (2)	Book value (€/mil)	Remarks
71	Fideuram Fund Zero Coupon 2018	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
72	Fideuram Fund Zero Coupon 2019	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
73	Fideuram Fund Zero Coupon 2020	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
74	Fideuram Fund Zero Coupon 2021	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
75	Fideuram Fund Zero Coupon 2022	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
76	Fideuram Fund Zero Coupon 2023	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
77	Fideuram Fund Zero Coupon 2024	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
78	Fideuram Fund Zero Coupon 2025	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
79	Fideuram Fund Zero Coupon 2026	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
80	Fideuram Fund Zero Coupon 2027	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
81	Fideuram Fund Zero Coupon 2028	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
82	Fideuram Fund Zero Coupon 2029	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
83	Fideuram Fund Zero Coupon 2030	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
84	Fideuram Fund Zero Coupon 2031	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
85	Fideuram Fund Zero Coupon 2032	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
86	Fideuram Fund Zero Coupon 2033	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
87	Fideuram Fund Zero Coupon 2034	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
88	Fideuram Fund Zero Coupon 2035	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
89	Fideuram Fund Zero Coupon 2036	Luxembourg	8	EurizonVita	100.00	-	XXX	(I)
90	Fideuram Gestions S.A.	Luxembourg	1	Banca Fideuram	99.94	99.94	XXX	
				EurizonVita	0.06	0.06	XXX	
					100.00	100.00		
91	Fideuram Investimenti SGR S.p.A.	Rome	1	Banca Fideuram	99.50	99.50	XXX	
92	Fideuram Wargny Gestion S.A.	France	1	Banque Privée Fideuram Wargny	99.96	99.96	XXX	(G)
93	Fideuram Wargny Gestion S.A.M.	Monaco	1	Banque Privée Fideuram Wargny	99.96	99.96	XXX	(M)
94	FIN.OPI S.p.A.	Turin	1	Banca OPI	100.00	100.00	XXX	
95	Financière Fideuram S.A.	France	1	Banca Fideuram	100.00	100.00	XXX	(M)
96	Finor d.o.o.	Slovenia	1	Banka Koper	100.00	100.00	XXX	
97	Fondo Caravaggio Sicav	Luxembourg	8	EurizonLife	100.00	-	XXX	(I)
98	Fondo Doppia Opportunità	Luxembourg	8	EurizonLife	100.00	-	XXX	(I)
99	Friulcassa S.p.A.	Gorizia	1	Sanpaolo IMI	100.00	100.00	XXX	
100	IE Befektetesi Alapkezelo Rt. (former Europool Befektetesi Alapkezelo Rt)	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX	
101	IE-New York Broker Rt	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX	
102	IE-Services Szolgaltato es Kereskedelmi Kft (former Sygman Szolgaltato es Kereskedelmi Rt)	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX	
103	IMI Capital Markets USA Corp.	United States	1	IMI Investments	100.00	100.00	XXX	
104	IMI Finance Luxembourg S.A.	Luxembourg	1	IMI Investments	100.00	100.00	XXX	
105	IMI Investimenti S.p.A.	Bologna	1	Sanpaolo IMI	100.00	100.00	XXX	(O)
106	IMI Investments S.A.	Luxembourg	1	Banca IMI	99.99	99.99	XXX	
				Banca IMI Securities	0.01	0.01	XXX	
					100.00	100.00		
107	Inter-Europa Bank Nyrt	Hungary	1	Sanpaolo IMI Internazionale	85.87	85.87	XXX	(P)
108	Inter-Europa Beruhazo Kft	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX	
109	Inter Europa Ertekesitesi Kft.	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX	
110	LDV Holding B.V.	Netherlands	1	IMI Investimenti	100.00	100.00	XXX	
111	Lyxor Global Equity Capital Guaranteed Fund	Luxembourg	8	EurizonVita	96.52	-	XXX	(I)
112	Lyxor Noricum Cash Guaranteed	Luxembourg	8	EurizonVita	98.39	-	XXX	(I)
113	Neos Banca S.p.A.	Bologna	1	Sanpaolo IMI	99.49	99.49	XXX	

(cont'd: entities included in the consolidation using the line by line method)

Company name	Registered offices	Type of relation-ship (1)	Ownership Held by	%	Voting rights at ordinary shareholders' meeting % (2)	Book value (€/mil)	Remarks
114 Neos Finance S.p.A.	Bologna	1	Neos Banca	100.00	100.00	XXX	
115 NHS Investments S.A.	Luxembourg	1	IMI Investimenti	99.99	99.99	XXX	
			LDV Holding	0.01	0.01	XXX	
				100.00	100.00		
116 Panonska Banka A.D.	Serbia	1	Sanpaolo IMI	87.39	87.39	XXX	(Q)
117 Sanpaolo Banca dell'Adriatico S.p.A.	Pesaro	1	Sanpaolo IMI	100.00	100.00	XXX	(R)
118 Sanpaolo Banco di Napoli S.p.A.	Naples	1	Sanpaolo IMI	100.00	100.00	XXX	
119 Sanpaolo Bank S.A.	Luxembourg	1	Sanpaolo IMI	100.00	100.00	XXX	
120 Sanpaolo Bank (Suisse) S.A.	Switzerland	1	Sanpaolo Bank	99.98	99.98	XXX	
121 Sanpaolo Fiduciaria S.p.A.	Milan	1	Sanpaolo IMI	100.00	100.00	XXX	
122 Sanpaolo IMI Bank (International) S.A.	Madeira	1	Sanpaolo IMI	100.00	100.00	XXX	
123 Sanpaolo IMI Bank Ireland Plc	Ireland	1	Sanpaolo IMI	100.00	100.00	XXX	
124 Sanpaolo IMI Capital Company I L.l.c.	United States	1	Sanpaolo IMI	100.00	100.00	XXX	(S)
125 Sanpaolo IMI Fondi Chiusi SGR S.p.A.	Bologna	1	IMI Investimenti	100.00	100.00	XXX	
126 Sanpaolo IMI International S.A.	Luxembourg	1	Sanpaolo IMI	100.00	100.00	XXX	
127 Sanpaolo IMI Internazionale S.p.A.	Padua	1	Sanpaolo IMI	100.00	100.00	XXX	
128 Sanpaolo IMI Insurance Broker S.p.A.	Bologna	1	Sanpaolo IMI	100.00	100.00	XXX	
129 Sanpaolo IMI Investimenti per lo Sviluppo SGR S.p.A.	Naples	1	IMI Investimenti	100.00	100.00	XXX	
130 Sanpaolo IMI US Financial Co.	United States	1	Sanpaolo IMI	100.00	100.00	XXX	
131 Sanpaolo Immobiliere S.A.	Luxembourg	1	Sanpaolo Bank	99.99	99.99	XXX	
			Eurizon Capital SA	0.01	0.01	XXX	
				100.00	100.00		
132 Sanpaolo Invest Ireland Ltd	Ireland	1	Banca Fideuram	100.00	100.00	XXX	
133 Sanpaolo Invest SIM S.p.A.	Rome	1	Banca Fideuram	100.00	100.00	XXX	
134 Sanpaolo Leasint S.p.A.	Milan	1	Sanpaolo IMI	100.00	100.00	XXX	
135 Sanpaolo Real Estate S.A.	Luxembourg	1	Sanpaolo Bank	99.99	99.99	XXX	
			Sanpaolo IMI International	0.01	0.01	XXX	
				100.00	100.00		
136 SEP S.p.A.	Turin	1	Sanpaolo IMI	100.00	100.00	XXX	
137 Sirens B.V.	Netherlands	8	EurizonVita	-	-	XXX	(J)
138 Split 2 S.r.l.	Treviso	8	Sanpaolo Leasint	-	-	XXX	(T)
139 SP Lux Sicav II	Luxembourg	8	EurizonLife	100.00	-	XXX	(I)
140 Tiepolo Sicav	Luxembourg	8	EurizonLife	100.00	-	XXX	(I)
141 Universo Servizi S.p.A.	Milan	1	EurizonVita	95.00	95.00	XXX	
			Banca Fideuram	5.00	5.00	XXX	(U)
				100.00	100.00		

Notes to the table on the scope of line-by-line consolidation:

(1) Type of relationship:
1 = majority of voting rights at ordinary shareholders' meeting
2 = dominant influence at ordinary shareholders' meeting
3 = agreements with other shareholders
4 = other forms of control
5 = single management pursuant to article 26, paragraph 1, of legislative decree 87/92
6 = single management pursuant to article 26, paragraph 2, of legislative decree 87/92
7 = joint control
8 = majority of benefits and risks (SIC 12).

(2) Availability of voting rights at ordinary shareholder's meeting. Any "potential votes" are highlighted in specific notes.

(A) SDS – Società a Destinazione Specifica (Specific Purpose Company) for the issue of debt securities (SIC 12).
(B) Sanpaolo IMI Internazionale holds options for the acquisition of the remaining 1.35% of the holding

(C) On 18 January 2007, the Voluntary Public Offer to Purchase was closed on Banca Fideuram shares still in circulation launched by Eurizon Financial Group. Following the close of the Public Offer, the interest held came to 97.41%.
(D) The Parent Bank acquired control over the company in May 2006. There are Potential Voting Rights on 20% of the capital due to a call option held by the Parent Bank. Shareholders are also informed that the disposal of 3.871% of the share in favor of Società Italiana per le Imprese all'Estero (SIMEST), finalized in July 2006, did not lead to the de-recognition of the related shareholding in light of the contractual clauses which characterize the transaction.
(E) The Parent Bank acquired control over the company in December 2006.
(F) The Parent Bank holds options for the acquisition of a further 30% of the holding. On 1 February 2007, the Parent Bank acquired 44,269 shares (equating to 8.33% of the subsidiary's share capital) following the exercise of the put option by Intereuropa d.d.; the shareholding therefore rose to 74.54%.
(G) Company for which Banca Fideuram has initiated the disposal process (IFRS5).
(H) Further to the agreements between Sanpaolo IMI and Fondazione CR Forlì, finalized at the end of December 2006, the Bank acquired legal control over Cassa dei Risparmi di Forlì S.p.A., in accordance with Article 23.2.1 of the Banking Consolidation Act and IAS 27 §13. As at 1° March 2007, the shareholders' meeting of this Bank approved Articles of Association amendments which led to the inclusion of the company within the Intesa Sanpaolo Banking Group and the change of its name to Cassa dei Risparmi di Forlì e della Romagna S.p.A.. There is an option on a further interest of 21.29% in the shareholding.
(I) Collective investment entity in which the EurizonVita Group holds the majority of the risks/benefits (SIC 12).
(J) SDS – Società a Destinazione Specifica (Specific Purpose Company) for the issuing of structured products for hedging index-linked policies (SIC 12).
(K) In June 2006, the company was transferred by the Parent Bank to Eurizon Financial Group.
(L) In May 2006, EurizonVita exercised its call option on the remaining 50% of the company, thus acquiring total control. Furthermore, in September 2006 the company incorporated Fideuram Assicurazioni S.p.A..
(M) Vehicle companies which the Fideuram Group will use for its investment management activities.
(N) On 6 March 2007, Intesa Sanpaolo S.p.A. and Banca Popolare di Vicenza obtained the approval of the Management Board and the Board of Directors, respectively, for the sale of the entire equity shareholding in Farbanca.
(O) In September 2006, the company incorporated Sanpaolo IMI Private Equity S.p.A. transferring its registered offices to Bologna.
(P) Sanpaolo IMI Internazionale holds options for acquisition of a further 10% of the holding.
(Q) The Parent Bank acquired control over the company in November 2006.
(R) The company was created in February 2006 and in June 2006 it received the transfer of the branches in the "Adriatic areas" from the Parent Bank.
(S) Taking into account the "Preferred shares" issued for a total of USD 1,045,001,000, the share came to 4.31%.
(T) SDS – Società a Destinazione Specifica (Specific Purpose Company) for securitization of leasing loans (in accordance with Law 130 of 30 April 1999) (SIC 12).
(U) In April 2006, Banca Fideuram transferred to Universo Servizio the company branch specifically dedicated to IT, back-office processing, call center activities and general and real estate services.

Section 4 – Events subsequent to the date of the financial statements

On 28 December 2006, the merger through incorporation of SANPAOLO IMI within Banca Intesa was finalized, with legal, accounting and tax effects as from 1° January 2007.

Furthermore, in order to provide a complete picture, the outcome of the transaction carried out by Eurizon Financial Group for purchasing Fideuram shares is illustrated.

On 21 August 2006, Eurizon launched a voluntary public offer to purchase all Banca Fideuram shares, with the aim of delisting the bank. On 25 October 2006, the offer concluded, having concerned 248,351,341 Banca Fideuram ordinary shares equal to 25.3% of the Bank's share capital. At the end of the offer period, 174,844,689 Banca Fideuram ordinary shares corresponding to 17.84% of Banca Fideuram's share capital had been conferred.

Following the offer, Eurizon had acquired an equity shareholding in the share capital of Banca Fideuram equal to 92.50% (corresponding to 906,783,912 ordinary shares), higher than the threshold envisaged by Article 108 of the Finance Consolidation Act for promoting a residual public offer on all the shares still in circulation.

On 20 November 2006, Eurizon therefore launched a compulsory residual public offer on all the Banca Fideuram shares not yet held, in accordance with the afore-mentioned Article 108 of the Finance Consolidation Act. The residual offer, which concerned 73,506,652 ordinary shares corresponding to 7.50% of the share capital of Banca Fideuram, took place in the period between 12 December 2006 and 18 January 2007 for a price which Consob established as 5.00 euro per share.

The residual offer concluded on 18 January 2007, with the conferral of 60,767,640 Banca Fideuram ordinary shares corresponding to 6.20% of the share capital. On conclusion of the offer, Eurizon held a 98.70% equity shareholding in Banca Fideuram's share capital (corresponding to 967,551,552 ordinary shares). As announced in the residual offer document, Eurizon will exercise the purchase option (squeeze out) on the residual Banca Fideuram shares in accordance with Article 111 of the Finance Consolidation Act. This right can be exercised within four months of the conclusion of the residual offer. The holders of the residual Banca Fideuram shares not acquired under the offer will have the right to collect at the price to be established by the expert appointed by the Presiding Judge of the Rome Court in accordance with the afore-mentioned Article 111 of the Finance Consolidation Act. On 18 January 2007, Borsa Italiana authorized the delisting of Banca Fideuram shares on the MTA (electronic stock exchange) as from 24 January 2007. As from that date, therefore, Banca Fideuram shares were no longer traded on certain organized markets.

Section 5 – Other aspects

In the "official" financial statement formats, the annual results are stated on a comparative basis with the 2005 balances. In this connection, shareholders are informed that the 2005 financial statements were drawn up on the basis of the IAS/IFRS standards, while for

the composition of the financial statement dossier reference was made to that established by the Bank of Italy in Circular No. 262 dated 22 December 2005 and to the temporary implementation provisions issued by the Bank of Italy under the Instruction dated 22 December 2005. While they are in observance of the IAS/IFRS provisions, these temporary provisions made it possible to provide less detailed explanatory notes for 2005 only. Consequently, the explanatory notes to the 2006 financial statements present a comparison of just the balances for the previous year published originally in the 2005 financial statements in accordance with the afore-mentioned temporary provisions. Furthermore, for a clearer presentation of this document:
- the distinction between the results of the Banking Group and the insurance companies has been provided also for the comparative year's balances even if not published in the 2005 financial statements;
- certain 2005 balances, whose disclosures pursuant to the detailed layouts required by the Bank of Italy provisions were immediately available, have also been included.

In addition:
- captions which do not present balances in the year the financial statements refer to and in the previous year have also been included in the financial statement formats;
- revenues have been stated in the statement of income (schedules and explanatory notes) without any sign, while costs have been indicated in brackets;
- an X has been included in the Explanatory Note tables for the details not envisaged by the Bank of Italy in the afore-mentioned Circular, while a == sign has been inserted for the details which were not published in the 2005 financial statements in pursuance of the aforesaid temporary provisions.

Use of Estimates and Assumptions in Preparing the Financial Statements

The preparation of financial statements requires the use of estimates and assumptions that may have a significant effect on the amounts stated in the balance sheet and statement of income, and on the potential assets and liabilities reported in the financial statement. Estimates are based on available information and subjective evaluations, often founded on past experience, which are used to formulate reasonable assumptions to be made in measuring operating phenomena. Given their nature, the estimates and assumptions used may vary from year to year, and hence it cannot be excluded that current amounts carried in the financial statements may differ significantly in future financial years as a result of changes in the subjective evaluations made.

The main cases for which subjective evaluations are required to be made by management include:
- the measurement of impairment losses on loans and, generally, other financial assets;
- the determination of the fair value of financial instruments to be used in statement schedules;
- the use of measurement models for determining the fair value of financial instruments not listed on active markets;
- the evaluation of the appropriateness of amounts stated for goodwill and other intangible assets;
- the measurement of personnel funds and provisions for risks and charges;
- estimates and assumptions on the collectability of deferred tax assets;
- demographic (linked to the estimated mortality of ensured people) and financial (deriving from the possible trend in financial markets) suppositions used to structure insurance products and define the bases for calculating integrative reserves.

The information provided on the accounting policies applied for the main aggregate values of the financial statements includes the necessary details for identifying the main assumptions and subjective evaluations made in preparing the financial statements. For further details on the break-down and relative carrying values of the specific statement captions affected by estimates, see the relevant sections of the Explanatory Notes.

Mandatory Audit

SANPAOLO IMI Group Financial Statements are subject to the financial audit of PricewaterhouseCoopers S.p.A. pursuant to D.Lgs. no. 58/1998 and in application of the three-year 2004/2005/2006 assignment approved by resolution of the shareholders in the meeting on April 29, 2004.

PART A.2 INFORMATION ON THE MAIN FINANCIAL STATEMENT ITEMS

Basis of Preparation of Financial Statements

The measurement bases adopted in the preparation of the financial schedules in compliance with the IAS/IFRS in force as at 31 December 2006 are illustrated below.

Standardized purchases and sales of financial assets

As regards standardized purchases and sales of financial assets, that is those transactions governed by agreements requiring that the assets be handed over within a set period of time established by regulations or market conventions, it was decided to make reference to the settlement date.

Section 1 - Financial Assets Held for Trading

The "financial assets held for trading" category includes:
- debt securities or equities acquired mainly for the purpose of obtaining profits in the short term;
- derivative contracts, except those designated as hedging instruments.

Financial assets held for trading are initially recorded in the balance sheet at their fair value, which generally corresponds to the amount paid. Any direct transaction costs/income relating thereto are recorded in the statement of income. The subsequent valuation is made on the basis of the evolution of the fair value, any changes being recorded in the statement of income.

Equities and related derivative contracts for which fair value cannot be set precisely are accounted at cost, and adjusted for value losses. These losses in values are not restored.

The fair value of financial instruments listed on active markets is represented by the related market price. If no such active market exists for the asset, the fair value is obtained by taking into account the prices provided by external operators and by using measurement models that are mainly based on objective financial variables as well as the prices recorded on recent transactions and market prices for similar financial instruments.

Derivatives are treated as assets if the fair value is positive and as liabilities if the fair value is negative. The Group offsets current positive and negative values arising from transactions made with the same counterparty where such offset has been expressly provided for under the terms of the contract, and where the Group effectively intends to settle the account on such a basis.

Financial assets held for trading also include derivatives that are embedded in another complex financial instrument, which are to be separated from the host contract if:
- the economic features and the risks of the embedded derivative are not strictly correlated to the economic features and the risks of the host contract;
- a separate instrument with the same terms and conditions of the embedded derivative would meet the definition of derivative;
- the instrument that includes the embedded derivative is not measured at fair value, its value adjustment being recorded in the statement of income.

Section 2 - Available-for-Sale Financial Assets

These assets are different from loans and financing, financial assets held to maturity, financial assets held for trading, and assets designated at fair value through profit and loss, including debt securities and equities.

At first recording, available-for-sale financial assets are carried in the balance sheet at their fair value, which normally corresponds to the amount paid for their purchase, plus any transaction costs directly arising from them.

They are subsequently measured at fair value, any gains or losses arising from changes in fair value being included as a specific reserve under equity.

The results of the measurements are recorded in a specific reserve under equity and are included in the statement of income at the time of disposal or where an impairment loss is incurred.

Certain unlisted equities, the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, are stated in the financial statements at cost, as adjusted for any impairment losses verified.

The Group assesses whether an event has given rise to an impairment loss and determines its amount by making reference to its past experience in asset evaluation and using all the information available that is based on facts that have already occurred and data that can be observed at the valuation date.

As regards debt securities, the information that is considered as being particularly relevant to assessing whether an impairment loss has occurred is as follows:
- the issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;
- bankruptcy proceedings are likely to be opened;
- financial instruments are no longer dealt with on an active market;
- the economic conditions that affect the financial flows of the issuer have worsened;
- the issuer's rating has been downgraded and negative news indicates that the financial situation of the issuer has worsened.

As regards equities, any impairment losses will be established by taking into account relevant information which includes any changes that have occurred in the technological, market, economical or legal environment in which the issuer operates. A significant and/or prolonged reduction in the fair value of equities below their cost may be considered as objective evidence of impairment.

Impairment losses on equities cannot give rise to write-backs in the statement of income if the reason for the writedown ceases to exist. Such write-backs therefore are only recorded in a specific reserve under equity.

Any write-back of debt securities, instead, is recorded in the statement of income.

As regards debt securities classified as being available for sale, the related yield, calculated on the basis of the amortized cost method, is recorded in the statement of income, as are the effects of exchange differences.

Exchange differences relating to available-for-sale equity securities, instead, are recorded in a specific reserve under equity.

Section 3 - Financial Assets Held to Maturity

The investments classified in this category are represented by non-derivative listed financial instruments, with fixed or determinable payments and fixed maturity that the Group intends to, and can, hold until maturity.

Financial assets held to maturity are stated at amortized cost, using the effective interest method. Gains and losses arising on financial assets held to maturity are recorded in the statement of income where such assets are eliminated or their value is impaired, as well as through amortization.

Impairment losses are calculated as the difference between the book value of assets and the present value of expected future cash flows, discounted using the original effective interest rate.

In the event of write-backs, these are recorded in the statement of income but only to the extent of the amortized cost of the financial assets.

Section 4 – Loans and Guarantees Issued

Loans are represented by financial assets that are not derivatives, including debt securities, with fixed or determinable payments, which are not listed on active markets and that have not been classified from the day of acquisition under available-for-sale financial assets, financial assets held for trading or financial assets designated as at fair value.

When loans are first recorded, they are entered in the balance sheet at their fair value, which generally corresponds to the amount paid/drawn, plus any direct transaction costs/income, if tangible and determinable.

Later, loans are stated at the amortized cost using the effective interest rate criterion. Short-term loans, including on demand loans, are not stated at the amortized cost as the effect of applying the effective interest rate criterion is negligible.

The value at which loans are carried in the financial statements is regularly tested to establish if, owing to any losses in value, they may have to be stated at their net carrying amount. The main information considered pertinent to establishing impairment includes:
- the borrower/issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;
- bankruptcy proceedings are likely to be opened;
- the economic conditions that affect the financial flows of the borrower/issuer have worsened;
- debt servicing difficulties are being experienced in the country of residence of the borrower/issuer;
- the borrower/issuer's rating has been downgraded due to negative news indicating that the financial situation of the latter has worsened;
- negative trends in individual commodity sectors.

Impairment testing further takes into account any guarantees pledged.

As regards the classification of impaired loans under the various risk categories (non-performing, problem, restructured and expired loans), reference was made to the provisions issued by the Bank of Italy on the subject, as integrated by internal regulations which prescribe automatic rules for the reclassification of loans to the various risk categories.

The classification is carried out by the operating structures independently or subject to the assessment/availability of central and local functions specialized in loan monitoring and collection, with the exception of loans due/overdue by more than 180 days, for which classification is carried out automatically.

Any adjustments for impairment to the carrying amount of loans are calculated taking into account the extent to which loans have become impaired and the relevance of the individual positions, applying an individual or collective valuation, as detailed below.

The following are evaluated on an individual basis:
- non-performing loans: loans to borrowers in a state of insolvency or similar state;
- problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time;
- restructured loans: loans in respect of which the bank (or a pool of banks), owing to the deterioration of the economic-financial standing of the borrower, allows that the original contractual terms be changed in order to avoid a loss; loans to enterprises which are expected to stop trading are not restructured loans.

The net carrying amount of impaired loans that are evaluated on an individual basis, which is formalized by resolutions issued by the Administrative Bodies of the Parent Bank and other bodies which have been especially authorized to deal with the matter, is the net present value of the expected financial flows of capital and interest of the various exposures.

The net present value of financial flows is determined with reference to the estimated future cash flows, their timing and the applicable discount rate.

As regards impaired loans, the estimated future cash flows and their timing (constituting expected repayment schedules) are determined on analytical assumptions made by the departments in charge of loan assessment and, where such assumptions are not available or for irrelevant positions, on lump-sum estimates based on statistics of internal historical data and sector studies.

The discount rates used for the estimated future cash flows shown in the expected repayment schedules of impaired loans were the original effective interest rates used for medium-long term loans and the weighted average of the rates charged on short-term loan exposures, reworked with similar contractual form, maturity characteristics and risk profile.

The following are evaluated on a collective basis:
- expired loans: loans to subjects that are not classified under the previous risk categories which, at the end of the period, show loans due or overdue by more than 180 days. The assessment is made on an historical statistical basis;
- loans subject to country risk: non-guaranteed loans to borrowers residing in countries with debt-servicing difficulties. These loans are usually valued on a lump-sum basis, taking each country separately, by applying writedown percentages that are not lower than those specified by the banking association. These loans do not include expired exposures and those listed above that are evaluated on an individual basis;
- performing loans: loans to borrowers who, at the balance sheet date, have not yet shown any specific insolvency risks. Collective adjustments to performing loans are calculated by applying a model developed on the basis of Risk Management methodologies used by banks in the Group to assess the credit impairment that it is believed to have incurred at the reference date, the extent of which is not known at the time the assessment is made.

The model used for the aggregate measurement of performing loans involves the following stages:
- allocation of the loan portfolio based on:
  - customer segments
  - business sectors
  - geographical location
- calculation of the loss given default for each portfolio, based on historical experience and the time interval between the default event and its formal occurrence which takes place when the loan is actually classified as a doubtful loan;
- application of corrective factors calculated on the basis of the qualitative analysis of the portfolio, with particular reference to the risk concentration and the impact made by the current situation of the economic cycle on the various industrial sectors.

Writedowns, whether specific or general, are made by entering a "value adjustment" to reduce the value of the asset shown in the balance sheet, on the basis of the aforementioned criteria. These writedowns, however, may be reinstated by means of write-backs recorded in a caption included in the statement of income where all net value adjustments on loans are recorded, in the event that the reason for such writedowns ceases to apply or the amount recovered on the loans is higher than the original writedown booked in the records.

Considering the methodology used to calculate the writedowns of impaired loans, the mere passage of time, and the fact that the expected repayment dates are, as a result, brought closer, implies an automatic reduction of the implicit financial charges previously deducted from the value of the loans. This effect is recorded in the statement of income under net adjustments/write-backs (caption 130).

If the loans are disposed, they are removed from the balance sheet and the resulting net profit (or loss) is recorded in the statement of income only when all the risks and rewards of ownership connected with the loans have been transferred to the assignee. If, despite the title to the loan passing to the purchaser, the Group still maintains control over the cash flows arising from the loans as well as the risks and rewards connected with it, the loan is shown in the financial statements with a liability recorded to reflect the proceeds received from the purchaser.

The financial guarantees issued which do not represent derivative contracts are evaluated taking into account the regulations of IAS 39 which provide for, on the one hand, the recording of the commissions received, pursuant to IAS 18 and, on the other hand, the evaluation of risks and charges connected with the guarantees applying the criteria set forth in IAS 37. In accordance with the provisions of the Bank of Italy, this evaluation is entered in the financial statements against "Other liabilities". Moreover, this type of contract is not dealt with in the insurance compartment.

Section 5 - Financial assets designated as at fair value

The IAS/IFRS accounting standards approved by the European Commission enable the classification as financial instruments designated as at fair value with a counterbalance in the Statement of Income any financial asset thus defined at the moment of acquisition, pursuant to the cases contemplated in the reference regulations.

In line with IASB indications, the Group essentially classified investments with respect to insurance polices where the total risk is borne by the policyholders in this category. This category also includes mutual investment fund units and debt securities with incorporated derivatives or debt securities subject to financial hedging.

Section 6 - Hedge accounting

According to the financial policies adopted, the Group makes use of derivative contracts to hedge against interest rate, exchange rate and credit risks as well as the risk on highly probable forecast transactions.

The hedging transactions used for the above-mentioned risks aim at covering potential losses attributable to certain types of risks through gains that may arise on hedging instruments.

Group companies use the following types of hedging transactions:
- hedging of loans against the risk of changes in the fair value (attributable to the various types of risk) of assets and liabilities recorded in the financial statements or portions of these, of groups of assets or liabilities, and of irrevocable commitments, or of portfolios of financial assets and liabilities, including core deposits, as permitted by IAS 39 approved by the European Commission;
- hedging of the variability of cash flows of assets/liabilities recorded in the financial statements or of highly probable forecast transactions;
- net investment hedges in foreign operations.

For the purpose of applying hedge accounting, governed by the related accounting principles, the Group formally documents the relationship between the hedging instruments and the hedged items as well as its risk management objectives, its strategy for undertaking the various hedging transactions and the methods used to verify hedge effectiveness. In line with IAS/IFRS, hedge effectiveness is assessed both at inception and on an ongoing basis. Generally a hedge is considered to be highly effective if, both at inception and during its life, the changes in the fair value or in the cash flows of the hedged item are almost completely offset by the changes in the fair value or in the cash flows of the hedging derivative, that is to say that the actual results fall within an interval ranging between 80% and 125%.

The hedging relationship ceases to exist when: (i) the derivative is not, or has ceased to be, highly effective as a hedge, (ii) it expires, or is sold, terminated or exercised, (iii) the hedged item matures, is sold or repaid, or presents impairment, and (iv) the forecast transaction is no longer deemed highly probable.

Fair Value Hedge Accounting

If fair value hedges are in place, any changes in the fair value of hedging instruments and hedged items (as regards the part attributable to the hedged risk and in the case of hedge effectiveness), are recorded in the statement of income. The differences between the changes in value represent the ineffective portion of the hedge and give rise to a net economic impact.

When a hedge ceases to exist for reasons other than the sale of the hedged item, the fair value hedging adjustment made to the latter, recorded in the financial statements until such time that the effective hedge was in place, is recorded in the statement of income on the basis of the amortized cost method in the case of interest-bearing financial instruments, or as a lump sum in all other cases.

Cash Flow Hedge

With regard to cash flow hedges, the fair value gain or loss associated with the portion of the cash flow hedge deemed effective is recognized initially in shareholder's equity, with no impact on the statement of income. When the cash flows that have been hedged against eventually occur and are recorded in the statement of income, the aforementioned gains or losses on the hedging instrument are transferred from shareholders' equity to the corresponding caption in the statement of income.

When a cash flow hedge relating to a forecast transaction expires or is no longer effective, any cumulative gain or loss existing in equity at the time remains in equity under a specific reserve account until such transaction actually takes place (or the forecast transaction is no longer expected to occur). When the transaction occurs, such amount is recognized in the statement of income under "Profits (losses) on financial trading activities."

Net Investment Hedge in Foreign Operations

With reference to investment hedging in foreign operations, the effective portion of the gain or loss on the hedging instrument is initially recognized directly in equity, no entries being made in the statement of income. The amount recognized in equity is transferred to the statement of income upon disposal of the foreign operation.

Section 7 - Equity Shareholdings

Equity investments which are neither consolidated on a line-by-line or proportional basis and shareholdings which are subject to joint control or significant influence by the Group are accounted for using the equity method. A company is considered as being subject to significant influence if the Group is actively involved in formulating the administrative, financial and operating policies of the company as a result of legal relationships and prevailing situations. Significant influence is assumed to exist when the Group holds at least 20% or more of the company's voting rights.

The remaining minority investments are classified in the categories provided by IAS 39. In particular, investments not held for trading purposes are generally included under "available-for-sale financial assets."

Section 8 - Tangible Assets

Tangible assets include:

- land
- functional property
- property investments
- electrical equipment
- furniture and fittings, machinery and equipment.

"Functional property" is represented by assets either owned by the Group or held under a financial lease contract, that are used by the Group to carry out its business activity or for administration purposes, whose useful life extends beyond the year.

"Property investments" are represented by assets either owned by the Group or held under a financial lease contract, for the purpose of collecting lease rentals and/or held for capital appreciation.

Tangible assets are initially recorded at cost increased by any ancillary charges directly attributable to the acquisition and installation of the assets. Subsequently, they are carried at cost less accumulated depreciation and provisions for impairment, if any.

Any expenses incurred after the date of purchase increase the book value of the asset or are recorded as separate assets only where their use gives rise to an increase in future economic benefits. Other types of subsequent expenditures are charged to the statement of income of the year in which they are incurred.

Depreciation is provided on the annual depreciable amount of tangible assets systematically on a straight line basis over the estimated useful life of each asset. The useful life of tangible assets that are subject to depreciation is kept regularly under review, to take account of any change in circumstances and if any initial estimates are changed then the related depreciation rate is adjusted too.

In particular, as regards property, the parts relating to land and buildings represent separate assets for accounting purposes and are recorded separately at the time of acquisition.

As land is expected to have an indefinite life, no depreciation is provided on the part that relates to the land.

Similarly, no depreciation is provided on works of art included under tangible assets, as their useful life cannot be estimated and generally the related value does not depreciate due to the passage of time.

Section 9 - Intangible Assets

Intangible assets are identifiable non-monetary assets without physical substance that are held to be used over a period of more than one year. They include goodwill and software either developed internally or purchased from third parties.

Goodwill arises on the acquisition of subsidiaries, associated entities and business units, and represents the excess of the purchase amount paid over the net fair value of the Bank's share of assets acquired and the liabilities assumed on the date of acquisition.

Goodwill is not systematically amortized; in fact it is regularly reviewed for impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss will be recorded where the recoverable amount is lower than its current book value in the financial statements. The recoverable amount is represented by the greater of the fair value of the cash-generating unit, net of selling costs, and the value in use, represented by the present value of the future cash flows expected to be produced by the cash-generating unit and arising on its disposal at the end of its useful life. At the consolidated level, to test for impairment, goodwill is allocated to groups of cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. This is done also by taking into account the organizational structure of the Group and its Business Sectors.

Goodwill concerning equity shareholdings in associates and companies subject to joint control carried at net equity is included in the value of the equity shareholdings themselves.

Internal costs incurred to develop software are capitalized in the financial statements under intangible assets, only upon verification of the technical feasibility of the projects involved and their completion as well as their ability to generate future economic benefits. At the development stage, these assets are valued at cost, inclusive of any direct ancillary costs and any costs relating to internal staff employed on the development. If the results of the trial testing are negative, then the costs are charged to the statement of income.

Intangible assets arising on software developed internally or acquired externally are amortized on a straight-line basis, starting from the date of completion and implementation, over an estimated useful life of three years. Where the recoverable amount of such assets is lower than their book value, the difference is recorded in the statement of income.

Section 10 – Discontinued Operations

Discontinued operations are held for sale. Individual long-term assets, units generating cash flow, and groups of these or their individual parts, are classified as held for sale only when their disposal is considered highly probable.

Such assets are valued at the lower of book and fair value, net of selling costs. If depreciation has previously been written down on the assets, the depreciation process is suspended as of the year in which the assets were classified as discontinued operations.

"Individual" discontinued asset values, as with the net results deriving from their subsequent disposal, are carried under the relevant captions of the statement of income.

The balance, whether positive or negative, of income or charges relating to discontinued "groups of operations" are stated in the statement of income net of current and deferred taxation.

Section 11 - Current and Deferred Taxation

Income tax, calculated according to domestic tax regulations, is accounted for as a cost in compliance with the accruals concept, in line with the method followed to include, in the financial statements, the costs and income that generated them. Therefore, they represent the balance of current and deferred taxation relating to the net result for the period.

Current tax assets and liabilities include the tax balances of the single Group companies due to the relevant Italian and foreign tax authorities. More specifically, these captions include the net balance of current tax liabilities for the year, calculated on the basis of a prudent estimate of the tax charges due for the period, assessed according to the tax regulations currently in force, and the current tax assets represented by advances paid and other tax credits for withholding taxes borne or tax credits of previous years that any company within the Group can claim against taxes payable in future years.

Current tax assets also include tax credits in respect of which a tax refund claim has been filed with the relevant tax authorities.

Deferred taxation is calculated according to the balance sheet liability method, taking into account the tax effect of the temporary differences between the book value of the assets and liabilities and their value for taxation purposes, which will determine taxable income or deductible amounts in the future. To this end, "taxable temporary differences" are differences which will give rise to taxable income in future years while "deductible temporary differences" are those which will give rise to deductible amounts in future years.

Deferred tax liabilities are calculated by applying, with regard to each consolidated company, the tax rates currently in force to taxable temporary differences that are likely to generate a tax burden and to the deductible temporary differences if these are likely to be recovered. Deferred tax assets and liabilities related to the same tax and due in the same period are compensated.

In the years where deductible temporary differences are greater than taxable temporary differences, the related deferred tax assets are included under balance sheet assets among "deferred tax assets". On the other hand, in the years where taxable temporary differences are greater than deductible temporary differences, the related deferred taxes are included under balance sheet liabilities among deferred tax liabilities.

If deferred tax assets and liabilities refer to items affecting the Statement of Income, the counterbalance is represented by income taxes.

Where deferred tax assets and liabilities relate to transactions that have been recorded in shareholders' equity without affecting earnings (evaluations of available-for-sale financial assets or of cash flow hedge derivative contracts), the balancing entry is made in shareholders' equity, under specific reserves where so provided (e.g. valuation reserves).

Deferred taxation on equity reserves that will become taxable "however used" is charged against shareholders' equity. Deferred taxation relating to revaluations arising on conversion to the euro, credited directly to a specific reserve named "Reserve pursuant to article 21 of D.Lgs. no. 213/98," which qualify for deferred taxation, is charged directly against this reserve.

No provision is made for the Parent Bank's reserves subject to taxation only in the event of distribution. This is because such reserves are allocated to accounts that are not available for distribution and because the events which would give rise to such taxation are not expected to occur.

Deferred taxation on shareholders' equity items of consolidated companies is not recorded in the financial statements if it is unlikely that any tax liability will actually arise, also bearing in mind the permanent nature of the investment.

Section 12 - Provisions for Risks and Charges

Provisions for risks and charges represent liabilities, the timing and amount of which is uncertain, and are shown in the financial statements for the following reasons:
- a current (legal or implicit) obligation exists owing to a past event;
- it is likely that financial resources will be used to fulfill the obligation;
- it is possible to make an estimate of the likely future cash outflow.

The sub-caption "post-retirement benefit obligations" includes provisions booked according to IAS 19 "Employee Benefits" to balance the technical deficit of the supplementary defined pension benefit plan.

Actuarial calculations are carried out in this case too, as provided by the aforementioned accounting standard, by an external actuary based on the "Projected Unit Credit Method."

For employee provisions, this method, which falls within the scope of general techniques relating to "accrued benefits," takes into account each period of service by the employee with the company as an additional unit of benefit entitlement. Hence, the actuarial liability must be quantified exclusively on the basis of the employee's length of service as at the date of measurement. The overall liability is therefore usually recalculated based on the ratio of total years of service matured as at the date of measurement to the total number of years of service accrued at the time the benefit will be paid. Furthermore, the above method takes into account any future salary increases due for any reason (inflation, seniority and promotion, contract renewal, etc.), up until the time the employment relationship is terminated. With regard to employee pension commitments, the above corrective measures are not applied as the commitment is fully matured.

The discount rate used for the evaluations is based on the market rate of zero coupon bonds, considered most representative of market performance, taking into account the expected future cash outflows of the pension fund.

The current year accrual to the statement of income is equal to the sum of the annual interest matured on the average present value of pension benefits at the beginning of the year and the average present value of services rendered by the employees in service during the year, net of the yield expected in the year on the pension fund assets invested.

To this end, the discount rate used to calculate the interest on the average present value of pension benefits is the discount rate of benefits forecast at the beginning of the year, and the rate used to calculate the yield expected on the pension fund assets is the yield rate of pension fund investments forecast at the beginning of the year.

More specifically, the Group's commitment is calculated as the algebraic sum of the following values:
- the present average value of pension benefits calculated considering, for the employees in service, only the years of service already rendered and assumptions that take into account future pay increases;
- the current value of the assets of the pension fund.

Resulting actuarial gains and losses are stated in a specific valuation reserve balancing the specific asset or liability.

As required by IAS 19, as amended by EC Regulation no. 1910/2005 of November 8, 2005, in the case of defined benefit plans that spread risks between the various entities under joint control, the information reported in the Explanatory Notes, as required by section 120 A of IAS 19, refers to the plans taken on a collective basis.

"Other funds" include provisions made to cover estimated losses on legal disputes, including revocation lawsuits, sums paid in connection with the renegotiation of subsidized home mortgage loans (Law no. 133/99 and that dictated by Budget Law 2001 and other regional laws), the estimated amounts payable in relation to customer disputes in respect of dealing activities in securities, other sums payable in connection with legal or implicit obligations existing at the end of the year, including accruals for incentive voluntary redundancy payments, other welfare and social contributions as well as contractual indemnities due to Private Bankers of the Group.

Where the liability crystallizes after a significant period of time, the Group calculates the amount of the provision and of the accruals based on the present value of the sums that will eventually be paid out in respect of such liability. The discount rate used is gross of taxes and is such that it reflects current market valuations of the present value of currencies and the specific risks associated with the liability.

If the accruals are discounted to present value, the amount of the provisions included in the financial statements increases in each year to reflect the passage of time. Adjustments to the funds are stated in the statement of income.

"Other funds" include provisions to set up the reserve necessary to pay out seniority bonuses to employees that become payable at the terms set forth under company by-laws. Seniority bonuses comprise medium-/long-term benefits for employees and are paid on reaching 25 and 35 years of service within the SANPAOLO IMI Group. The amount paid is more or less equal to a month's salary paid as of the date of reaching the length of service required for the payment of the bonus. These provisions have also been accrued on the basis of an independent actuary by adopting the methods recommended by IAS 19 dealt with earlier. Considering the characteristics of the Group's commitment, the 'corridor' method is not applicable, therefore any actuarial gain or loss is recorded in the financial statements regardless of its amount.

The provisions made are re-examined at each balance sheet date and adjusted to reflect the best current estimates. When it looks unlikely that resources will be needed to produce economic benefits to meet the obligation, the accrual is reversed.

The caption 'provisions for risks and charges' does not include however the writedowns owing to the deterioration of guarantees given, the derivative contracts assimilated to the former according to international accounting standards and the irrevocable commitments to grant finance. These writedowns, pertaining exclusively to the banking business, are stated under other liabilities.

Employee Termination Indemnities

The liability relating to employee termination indemnities is shown in the financial statements based on its actuarial value, the latter being the quantifiable benefit due to employees according to a defined benefit plan.

Again in this case, the present value of the Bank's commitments is calculated by an external expert using the Projected Unit Credit Method, illustrated above.

The annual discount rate adopted for the calculations is assumed to be equal to the market rate at the end of the period as regards zero coupon bonds, deemed most representative of market performance, with the average remaining life of the liability taken into consideration.

The recording of defined benefit plans requires an actuarial estimate of the sum total of benefits matured by employees on the basis of service rendered over the current and previous years, and the discounting of such service, in order to determine the current value of the Group's commitments.

The amount of termination indemnities accrued in the year and charged to the statement of income under personnel costs is equal to the sum of the average present value of entitlements matured by current employees in the year, and the annual interest accrued on the present value of the Group's commitments at the beginning of the year, calculated using the discount rate applied to expected future payments to estimate the liability at the end of the previous year.

Resulting actuarial gains or losses are stated in a special reserve balancing the reduction or addition to the balance sheet liability recorded.

Section 13 - Debts and Securities Issued

Loans to banks and customers include all technical forms of funding granted to the aforesaid counterparts including operating debts and financial leasing liabilities.

Securities issued, both listed and unlisted, including investment certificates and certificates of deposit, are shown in the financial statements net of any repurchased portions.

Debts and securities issued are shown in the financial statements at fair value amended, where necessary, for any charges and income that are directly attributable to these liabilities. Fair value usually coincides with the proceeds received or the issue price of the securities.

Debts and securities issued, except for sight and short-term customer deposits, are valued at amortized cost using the effective interest rate method.

Deposits valued at amortized cost include sums collected by the Group's insurance companies in respect of policies issued that are mainly financial products for investments where the risk is not entirely borne by the underwriter.

The difference between the cost incurred to repurchase the securities issued and their respective book value is recorded in the statement of income. The sale of any repurchased securities is, from the point of view of the accounting procedures, like a new placing and therefore gives rise to a change in the average book value of the related liabilities.

Section 14 - Financial Liabilities Held for Trading

Financial liabilities held for trading substantially include the negative results of the valuations of dealing derivatives, and "technical losses" on securities.

Section 15 - Financial Liabilities Designated as at Fair Value

The Group exercised the fair value option for liabilities, designating insurance policies (with predominantly financial characteristics and investments under which total risk is borne by the insured parties) and certain issues of structured securities with characteristics similar to the former. Investments relating to such forms of deposits were also designated at fair value, thereby eliminating or considerably reducing "accounting biases" that would otherwise arise from measuring assets and liabilities on different bases. The effects of initial recognition of liabilities at fair value on the balance sheet are recorded in the statement of income.

Bonds issued by subsidiaries whose return is correlated to the performance of investment fund portfolios are also designated at fair value and recorded as balance sheet assets. The adoption of the fair value option for this category of structured financial instruments enables their recording in the financial statements on a basis that reflects the natural hedging approach taken through their structuring.

These liabilities are recorded at fair value as at the date of issue through the application of the fair value option, and include the value of any embedded derivatives, net of placement fees paid. The difference between the amounts collected upon issue, net of placement fees, and the fair value of the bonds as at the date of issue is recorded in the statement of income on an accrual basis over the bond life term.

Section 16 - Currency Transactions

Foreign currency transactions are recorded in euro, that is the Group's functional currency, applying the exchange rate applicable as at the date of the transaction.

In general terms, assets, liabilities and the components of net equity related to currency transactions that differ from those arising from costs and income in the period are converted using the exchange rate at the date of closure, while costs and income for the year are converted using the exchange rate at the date of transaction, or by using an average rate if the exchange fluctuations for the period used as reference to establish the average are not significant. All the differences arising from the above-mentioned conversions are recorded in net equity. In the case of net investment in a foreign unit, the exchange difference, initially recorded in net equity, is later moved to the statement of income when and if the investment is ceded.

Monetary items are translated at the exchange rate applicable as at the end of the period. Non-monetary items that are not hedged against the exchange risk and which are not measured at fair value are translated at the rate applicable as at the date when they are first included in the financial statements.

Exchange differences arising on the settlement of monetary and non-monetary items are recorded in the statement of income.

The exchange differences arising on the translation of monetary items using rates that differ from those applied when the transaction was initially recorded or those applicable as at end of the previous are recorded in the statement of income.

The exchange differences arising on the translation of non-monetary items at rates that differ from those used when the transaction was originally booked in the records, if applicable based on the above-mentioned principle, are recorded in the financial statements as follows:
- in the statement of income if the non-monetary items are hedged against exchange risk, as regards the effective portion of the hedge;
- otherwise, either in the statement of income or in the balance sheet under shareholders' equity if the non-monetary items are designated as at fair value, based on the principles for recording the related changes in fair value in the financial statements.

Section 17 – Insurance Assets and Liabilities

Insurance Products

Products for which insurance risk is deemed significant include, among other things, temporary first branch death policies and income and mixed policies with guaranteed fixed conversion rates at the time of issue, and certain types of unit-linked policies and damage cover. As regards these products, IAS/IFRS substantially confirm the national accounting standards (GAAP) concerning insurance. In brief, IFRS 4 sets forth:
- gross premiums are to be recorded in the statement of income under income; they include all amounts matured during the year as a result of insurance contracts signed, net of cancellations; likewise, all premiums ceded to reinsurers are recorded under current year costs;
- if gross premiums are collected and recorded under income, the corresponding commitment towards the insured is accrued in mathematical reserves, such amount being calculated on a contract-by-contract basis using the prospective method taking into account demographic/financial assumptions currently used by the market;
- the insurance products entered under separate management are valued by applying "shadow accounting," whereby the differences between the book value and the market value of securities classified as available-for-sale investments are allocated to technical reserves as regards the insured parties' portion and to net equity as regards the insurance companies' portion. If, on the other hand, the securities are recorded at fair value in the statement of income, the difference between the book value and the market value is recorded in the statement of income giving rise to a change in technical reserves equal to the amount of the insured parties' portion;
- the Group deems the discretional participation in profits (DPF) is equal to the rates for contractual reconveyance guaranteed in policies for insured parties;
- liabilities related to DPF products are given as a whole with no distinction between the guaranteed and discretional components.

Financial Products Included Under Separate Management

Financial products included under separate management despite their not being subject to significant insurance risk, and which therefore contain discretionary profit sharing features, include the majority of life policies and mixed first branch policies, as well as fifth branch capitalization policies. These are accounted for according to the principles set forth in IFRS 4. These principles may be summarized as:
- the products are shown in the financial statements according to principles that are very similar to the principles that are locally in force on the subject; any premiums, payments and changes in technical reserves being recorded in the statement of income;
- the Group deems the discretional participation in profits (DPF) is equal to the quotas for contractual reconveyance guaranteed in policies for insured parties;
- liabilities related to DPF products are given as a whole with no distinction between the guaranteed and discretional components;
- the products are evaluated using shadow accounting.

Financial Products Not Included Under Separate Management

Financial products without a significant insurance risk and which are not included under separate management, and therefore do not envisage discretionary profit-sharing features, are stated in the financial statements as financial liabilities and are valued at fair value, on the basis of the envisaged option (Fair Value Option), or at amortized cost. These financial products essentially include index-linked policies and part of the unit-linked ones, as well as policies with specific assets not included under separate management. These products are accounted for according to the principles set forth in IAS 39, as summarized below:
- the portion of index- and unit-linked policies that are considered investment contracts are evaluated as at fair value, whereas the specific asset products not included under separate management are valued at amortized cost;
- the statement of income does not reflect the premiums relating to these products, but just the revenue components, represented by charges and commissions, and the cost components, comprising provisions and other charges; it also reflects the costs or revenues represented by the changes in the fair value of the liabilities incurred against these contracts. More specifically, the international accounting standards, contained in IAS 39 and 18, provide that, for the liabilities designated as at fair value, income and costs relating to the products in question be identified and classified under two headings: (i) origination, to be recorded in the statement of income at the time the product is issued and (ii) investment and management services, to be amortized over the life of the product which depends on how the service is provided. In addition, as regards specific asset products not included under separate management, incremental cost and income items are included in the calculation of the amount to be amortized;
- the insurance component included in the index- and unit-linked products, where it can be unbundled, is independently valued and recorded.

Section 18 - Other Information

Reserves

This item, reporting profit reserves, also includes the consolidation differences from the companies consolidated in shareholders' equity.

Valuation Reserves

Valuation reserves include reserves arising from the valuation of available-for-sale investments, net of "shadow accounting" of insurance liabilities, net derivative contracts used as cash flow hedge and the revaluation reserves set up pursuant to special laws in past financial years that have not been allocated to other items making up Group shareholders' equity. Furthermore, the caption also includes revaluations of tangible assets made when the IAS/IFRS were first applied, as a result of the "deemed cost" evaluation of tangible assets.

Own Shares

Own shares purchased are shown in the financial statements at cost under a specific caption, with a minus sign, as part of the Group shareholders' equity and as a result they are not valued.

In the event that they are sold on the market, any difference between the purchase cost and the selling price is recorded under shareholders' equity.

Accruals, Prepayments and Deferrals

Accruals, prepayments and deferrals for the year which include income and charges for the period, matured on assets and liabilities, are shown in the financial statements as an increase or decrease of the assets and liabilities they relate to.

Stock Option Plans

The accounting statement approach envisaged by IFRS 2 relating to payments based on shares is applied for the stock option plans in favor of employees and Group Private Bankers, authorized as from November 2002 and December 2002 respectively; the related benefit is represented by shares issued by the Parent Bank and other Group banks.

According to this accounting method, the options granted are valued at the fair value prevailing at the grant date, which coincides with the date the plan is approved by the competent bodies. Such fair value is included in the statement of income under a specific caption, being allocated over the period that the rights assigned mature, the other side of the entry being in a caption included under shareholders' equity which is not available for distribution.

The fair value of the options is calculated on the basis of a valuation model that takes into account not only the exercise price but also the volatility of the stock price of the options, the expected dividend yield and the risk-free interest rate at grant date.

In the event that the options are not exercised owing to the non-occurrence of certain conditions, not dependent on market trends, the cumulative cost included in the financial statements in respect of the stock option plans is reversed in the statement of income, the corresponding entry being in shareholders' equity under a specific reserve not available for distribution.

If the stock options are exercised, the cumulative cost stated in the specific reserve of shareholders' equity is charged as an addition to share premiums.

Failure to exercise the stock option rights due to market conditions does not give rise to a reversal of the cumulative cost, but the equity amount recorded as the corresponding entry to personnel costs in the period over which the plan matures becomes available for distribution.

Revenue and Cost Recognition

Revenue arising from the sale of goods or rendering of services is included in the financial statements using the fair value of the sale proceeds received, as long as the following conditions are met:
- the Group has transferred to the purchaser all the risks and rewards of the ownership of the goods;
- the value of sale proceeds can be reliably assessed;
- it is likely that economic benefits will accrue to the Group.

Commission income and other income for services rendered are included in the financial statements in the period in which the services are actually provided.

In particular, revenue arising from the sale of insurance policies where the risk is borne by the insured parties are included on the basis of the duration of the contract. The costs relating to the purchase of these contracts are accounted for in the statement of income in the same period as the related revenue is recorded.

Interest is recorded in the financial statements on an accrual basis. More specifically:
- interest is accounted for on an accrual basis which takes into account the effective interest earned;
- default or late payment interest are accounted for at the time they are received;

- dividends are recorded when the right to receive the payment matures and therefore at the time when the distribution is resolved upon.

As regards the trading activity in financial instruments, the difference between the fair value of the instruments and the amount paid or received is recorded in the statement of income upon the issue only where the fair value can be reliably assessed, on the basis of valuation techniques based on market parameters, and prices applied to recent transactions in the same market where the instrument is traded can be verified.

Revenue and costs are recorded in the statement of income for the periods to which they relate. If the above matching can only be done generally or indirectly, then the costs are allocated to more than one accounting period according to rational procedures and on a systematic basis. Those costs that cannot be matched with the related revenues are immediately charged to the statement of income.

In conclusion, insurance charges from insurance business are stated by nature, and recorded in the relevant statement items.

PART A.3 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the value at which an asset can be traded, or a liability extinguished, in a free trade between parties with equal contractual power.

The fair value of financial instruments listed on active markets coincides with the active market price. With regard to the identification of the active market, the Group uses specific rules and procedures to fix the price and verify the reliability of the shares bought. The market price, considered representative of fair value, for assets owned by the Bank is taken at the bid price, whilst for assets to be acquired, the market price is taken at the asking price. If the bid and asking prices are not available, current fair value is evaluated at the price of the last transaction made. Where financial assets and liabilities are matched in terms of market risk, reference is made to average market prices in order to establish their fair value.

Financial assets with more than one listing price on distinct active markets are designated at the price the Bank deems most favorable. If no market price exists for a financial instrument in its entirety, but only for its components, the fair value is calculated on the basis of the relevant market prices of the components. For a considerable portion of the assets and liabilities held or issued by SANPAOLO IMI, market prices are not available. In these cases, appropriate measurement techniques were employed which involved the net present value of future cash flows, using parameters based on the market conditions prevailing at the date of the financial statements.

Since the measurement results may be significantly influenced by the assumptions made, mainly concerning the timing of future cash flows, the discount rates used, and the credit risk estimate methods employed, the fair value estimated would not necessarily be realized if the financial instruments were sold immediately.

In determining the fair value of the financial instruments reported in the tables of the Explanatory Notes - Part B, where required by Bank of Italy Circular no. 262 of December 22, 2005 and summarized in the statement given in the Appendix to Part B, the following methods and key assumptions have been adopted:
- for debt securities owned by the Bank, independently of the classifications provided by IAS 39, the Group adopted a specific procedure for the determination of the situations constituting an active market based on an analysis of the trading volumes, the price range and the number of shares on the market. When no active market is found, comparable situations are to be identified with the same financial characteristics of the instrument or, as a last resort, cash flows are actualized that include all factors that could have an impact of the value of the instrument (e.g. credit risk, volatility and illiquidity);
- for financial assets and liabilities with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;
- for financial assets and liabilities with a residual term equal to or less than 12 months, fair value was reasonably assumed to equal carrying value;
- for loans and sight deposits, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;
- for medium-/long-term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;
- for impaired assets, fair value was taken at book value;
- for medium-/-long-term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Bank, at the time of measurement, could reasonably apply on the market of reference at the date of the financial statements for similar deposits; in the case of Tier 1 subordinated loans, account was taken of the near impossibility of anticipated repurchase/reimbursement and the existence of eventual clauses/options in favor of the issuer;
- for medium-/long-term liabilities and fixed-rate, structured securities issued, singly hedged for variations in fair value, the book value, already adjusted for the effects of the fair value hedging attributable to the risk covered, was taken as an approximation of the fair

value, assuming that no significant changes occurred in the issuer's credit spread in comparison with the origination and that no other particular and significant risk element exists which may have an impact on the fair value.

The parameters used and the models adopted may differ among the various financial institutions. Therefore, where different assumptions are made, the results may be significantly different. Furthermore, IAS/IFRS exclude certain financial instruments (e.g. sight deposits) and non-financial instruments (e.g. goodwill, tangible assets, equity shareholdings, etc.) from the fair value option, and therefore overall fair value cannot be taken as an estimate of the economic value of the Group.

Part B - Information on the consolidated balance sheet

Assets

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: break-down

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
a) Cash	1,414	-	-	1,414	1,007
b) Demand deposits at central banks	120	-	-	120	100
Total	**1,534**	**-**	**-**	**1,534**	**1,107**

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING – CAPTION 20

2.1 Financial assets held for trading: break-down by type

(€/mil)

Caption/Value	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Non-derivative financial assets										
1. Debt securities	5,084	942	46	-	-	-	5,130	942	9,915	1,121
1.1 Structured securities	*66*	*18*	-	-	-	-	*66*	*18*	==	==
1.2 Other debt securities	*5,018*	*924*	*46*	-	-	-	*5,064*	*924*	==	==
2. Equities	273	13	-	-	-	-	273	13	447	7
3. O.I.C.R. quotas	3,865	848	-	-	-	-	3,865	848	2,767	430
4. Financing	-	-	-	-	-	-	-	-	-	-
4.1 Repurchase agreements	-	-	-	-	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	1	-	-	-	-	-	1	5	-
6. Assets sold and not cancelled	4,803	-	-	-	-	-	4,803	-	1,550	-
Total A	14,025	1,804	46	-	-	-	14,071	1,804	14,684	1,558
B. Derivative instruments										
1. Financial derivatives	721	6,998	1	275	-	-	722	7,273	427	8,346
1.1 dealing	*721*	*6,800*	-	*234*	-	-	*721*	*7,034*	-	-
1.2 connected with the fair value option	-	*8*	-	*32*	-	-	-	*40*	-	-
1.3 other	-	*190*	*1*	*9*	-	-	*1*	*199*	-	-
2. Credit derivatives	-	53	-	-	-	-	-	53	-	22
2.1 dealing	-	*53*	-	-	-	-	-	*53*	-	22
2.2 connected with the fair value option	-	-	-	-	-	-	-	-	-	-
2.3 other	-	-	-	-	-	-	-	-	-	-
Total B	721	7,051	1	275	-	-	722	7,326	427	8,368
Total (A+B)	14,746	8,855	47	275	-	-	14,793	9,130	15,111	9,926

In 2006 and 2005 financial assets held for trading included mainly the portfolios held by Banca IMI for trading on financial markets. In 2005 the amount of financial assets held for trading relating to the insurance sector was 278 million euro.

For further information on "Impaired assets", see Part E – Information on risks and relative hedging policies – Section Credit Risk.

Equities measured at cost represent only an insignificant part of the total figure.

2.2 Financial assets held for trading: break-down by debtor/issuer

(€/mil)

Caption/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
A. Non-derivative financial assets					
1. Debt securities	**6,026**	**46**	**-**	**6,072**	**11,036**
a) Governments and central banks	3,074	-	-	3,074	8,443
b) Other public entities	94	-	-	94	190
c) Banks	2,087	8	-	2,095	1,872
d) Other issuers	771	38	-	809	531
2. Equities	**286**	**-**	**-**	**286**	**454**
a) Banks	12	-	-	12	7
b) Other issuers	274	-	-	274	447
- insurance companies	1	-	-	1	-
- financial institutions	16	-	-	16	20
- non-financial companies	210	-	-	210	393
- other	47	-	-	47	34
3. O.I.C.R. quotas	**4,713**	**-**	**-**	**4,713**	**3,197**
4. Financing	**-**	**-**	**-**	**-**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
5. Impaired assets	**1**	**-**	**-**	**1**	**5**
a) Governments and central banks	1	-	-	1	5
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
6. Assets sold and not cancelled	**4,803**	**-**	**-**	**4,803**	**1,550**
a) Governments and central banks	4,803	-		4,803	1,550
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total A	**15,829**	**46**	**-**	**15,875**	**16,242**
B. Derivative instruments					
a) Banks	5,590	231	-	5,821	7,674
b) Customers	2,182	45	-	2,227	1,121
Total B	**7,772**	**276**	**-**	**8,048**	**8,795**
Total (A + B)	**23,601**	**322**	**-**	**23,923**	**25,037**

O.I.C.R. quotas in the portfolio were predominantly made up of bond funds in both 2006 and 2005.

2.3 Financial assets held for trading: dealing derivative instruments

2.3.1 Financial assets held for trading: dealing derivative instruments attributable to the banking group

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total as at 31/12/2006	Total as at 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	4	-	717	-	-	721	427
with underlying asset exchange	3	-	34	-	-	37	17
- purchased options	-	-	*33*	-	-	*33*	*2*
- other derivatives	*3*	-	*1*	-	-	*4*	*15*
without underlying asset exchange	1	-	683	-	-	684	410
- purchased options	*1*	-	*683*	-	-	*684*	*410*
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	-
Total A	4	-	717	-	-	721	427
B. Unlisted derivatives							
1) Financial derivatives:	5,302	347	1,240	-	109	6,998	8,116
with underlying asset exchange	-	328	97	-	1	426	526
- purchased options	-	*201*	*93*	-	-	*294*	*315*
- other derivatives	-	*127*	*4*	-	*1*	*132*	*211*
without underlying asset exchange	5,302	19	1,143	-	108	6,572	7,590
- purchased options	*688*	*16*	*1,133*	-	*9*	*1,846*	*1,321*
- other derivatives	*4,614*	*3*	*10*	-	*99*	*4,726*	*6,269*
2) Credit derivatives:	-	-	-	53	-	53	22
with underlying asset exchange	-	-	-	53	-	53	17
without underlying asset exchange	-	-	-	-	-	-	5
Total B	5,302	347	1,240	53	109	7,051	8,138
Total (A+ B)	5,306	347	1,957	53	109	7,772	8,565

2.3.2 Financial assets held for trading: dealing derivative instruments attributable to insurance companies

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total as at 31/12/2006	Total as at 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	-	-	1	-	-	1	-
with underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives		-	-	-	-	-	-
without underlying asset exchange	-	-	1	-	-	1	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	*1*	-	-	*1*	-
2) Credit derivatives:	-	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	1	-	-	1	-
B. Unlisted derivatives							
1) Financial derivatives:	244	9	22	-	-	275	230
with underlying asset exchange	-	9	-	-	-	9	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	*9*	-	-	-	*9*	-
without underlying asset exchange	244	-	22	-	-	266	230
- purchased options	-	-	*22*	-	-	*22*	*230*
- other derivatives	*244*	-	-	-	-	*244*	-
2) Credit derivatives:	-	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	-
Total B	244	9	22	-	-	275	230
Total (A + B)	244	9	23	-	-	276	230

2.3.3 Financial assets held for trading: dealing derivative instruments attributable to other companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such assets.

2.4 On-balance sheet financial assets held for trading (other than assets sold and not cancelled and impaired assets): annual changes

2.4.1 Financial assets held for trading (other than assets sold and not cancelled and impaired assets): annual changes attributable to the banking group

(€/mil)

Changes/Underlying asset	Debt securities	Equities	O.I.C.R. quotas	Financing	Total
A. Opening balance	10,988	454	3,197	-	14,639
B. Increases	157,089	17,353	16,380	-	190,822
B1. Purchases	152,290	17,199	16,205	-	185,694
B.1.1 Business combinations	*313*	*11*	-	-	*324*
B2. Positive fair value changes	12	6	68	-	86
B3. Other changes	4,787	148	107	-	5,042
C. Decreases	(162,051)	(17,521)	(14,864)	-	(194,436)
C1. Sales	(146,353)	(17,445)	(14,767)	-	(178,565)
C2. Reimbursement	(6,932)	-	(1)	-	(6,933)
C3. Negative fair value changes	(34)	(1)	(6)	-	(41)
C4. Other changes	(8,732)	(75)	(90)	-	(8,897)
D. Closing balance	6,026	286	4,713	-	11,025

Caption B.1.1 Business combinations includes, at 31 December 2006, the newly consolidated Bank of Alexandria, Banca Italo Albanese, Cassa dei Risparmi di Forlì and Panonska Banka.

Changes in the figure (captions B.3 and C.4) include movements from the opening balance to "Assets sold and not cancelled".

2.4.2 Financial assets held for trading (other than assets sold and not cancelled and impaired assets): annual changes attributable to insurance companies

(€/mil)

Changes/Underlying asset	Debt securities	Equities	O.I.C.R. quotas	Financing	Total
A. Opening balance	**48**	-	-	-	**48**
B. Increases	**64**	**4**	-	-	**68**
B1. Purchases	-	2	-	-	2
B2. Positive fair value changes	-	-	-	-	-
B3. Other changes	64	2	-	-	66
C. Decreases	**(66)**	**(4)**	-	-	**(70)**
C1. Sales	(66)	(4)	-	-	(70)
C2. Reimbursement	-	-	-	-	-
C3. Negative fair value changes	-	-	-	-	-
C4. Other changes	-	-	-	-	-
C. Closing balance	**46**	-	-	-	**46**

2.4.3 Financial assets held for trading (other than assets sold and not cancelled and impaired assets): annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

SECTION 3 - FINANCIAL ASSETS DESIGNATED AS AT FAIR VALUE – CAPTION 30

3.1 Financial assets designated as at fair value: break-down by type

(€/mil)

Caption/Value	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Debt securities	106	664	11,068	1,051	-	-	11,174	1,715	13,737	1,110
1.1 Structured securities	-	*14*	*9*	-	-	-	*9*	*14*	-	-
1.2 Other debt securities	*106*	*650*	*11,059*	*1,051*	-	-	*11,165*	*1,701*	*13,737*	*1,110*
2. Equities	4	-	3,483	-	-	-	3,487	-	3,411	-
3. O.I.C.R. quotas	-	2	67	4,225	-	-	67	4,227	-	4,266
4. Financing	-	-	-	5	-	-	-	5	-	4
4.1 Structured	-	-	-	-	-	-	-	-	-	-
4.2 Other	-	-	-	*5*	-	-	-	*5*	-	*4*
5. Impaired assets	-	-	-	-	-	-	-	-	-	-
6. Assets sold and not cancelled	-	10	-	-	-	-	-	10	-	-
Total	110	676	14,618	5,281	-	-	14,728	5,957	17,148	5,380
Cost	109	653	15,176	4,630	-	-	15,285	5,283	15,729	5,376

In 2006 and 2005, assets designated as at fair value essentially included assets in which money collected through insurance policies where the total risk is retained by the insured (Class D) was invested. In 2006, assets designated as at fair value in relation to the insurance business totaled 19,899 million euro (21,832 million in 2005).

The 2006 and 2005 remainder essentially refers to debt securities with incorporated derivatives or subject to hedging in the portfolio of the Parent Bank, classified in this category as "assets", in line with IASB.

3.2 Financial assets designated as at fair value: break-down by debtor/issuer

(€/mil)

Caption/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Debt securities	**770**	**12,119**	-	**12,889**	**14,847**
a) Governments and central banks	63	7,356	-	7,419	7,351
b) Other public entities	56	1,061	-	1,117	62
c) Banks	593	1,388	-	1,981	3,584
d) Other issuers	58	2,314	-	2,372	3,850
2. Equities	**4**	**3,483**	-	**3,487**	**3,411**
a) Banks	4	473	-	477	479
b) Other issuers:	-	3,010	-	3,010	2,932
- insurance companies	-	172	-	172	152
- financial institutions	-	217	-	217	222
- non-financial companies	-	2,617	-	2,617	2,557
- other	-	4	-	4	1
3. O.I.C.R. quotas	**2**	**4,292**	-	**4,294**	**4,266**
4. Financing	-	**5**	-	**5**	**4**
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	5	-	5	4
5. Impaired assets	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
6. Assets sold and not cancelled	**10**	-	-	**10**	-
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	10	-	-	10	-
d) Other entities	-	-	-	-	-
Total	**786**	**19,899**	-	**20,685**	**22,528**

O.I.C.R. quotas in the portfolio were predominantly made up of bond funds in both 2006 and 2005.

3.3 Financial assets designated as at fair value (other than assets sold and not cancelled and impaired assets): annual changes

3.3.1 Financial assets designated as at fair value (other than assets sold and not cancelled and impaired assets): annual changes attributable to the banking group

(€/mil)

	Debt securities	Equities	O.I.C.R. quotas	Financing	Total
A. Opening balance	**693**	**3**	**-**	**-**	**696**
B. Increases	**534**	**2**	**2**	**-**	**538**
B1. Purchases	495	1	2	-	498
B2. Positive fair value changes	22	1	-	-	23
B3. Other changes	17	-	-	-	17
C. Decreases	**(457)**	**(1)**	**-**	**-**	**(458)**
C1. Sales	(89)	(1)	-	-	(90)
C2. Reimbursement	(304)	-	-	-	(304)
C3. Negative fair value changes	(39)	-	-	-	(39)
C4. Other changes	(25)	-	-	-	(25)
D. Closing balance	**770**	**4**	**2**	**-**	**776**

3.3.2 Financial assets designated as at fair value (other than assets sold and not cancelled and impaired assets): annual changes attributable to insurance companies

(€/mil)

	Debt securities	Equities	O.I.C.R. quotas	Financing	Total
A. Opening balance	**14,154**	**3,408**	**4,266**	**4**	**21,832**
B. Increases	**4,769**	**2,807**	**837**	**14**	**8,427**
B1. Purchases	3,833	2,277	199	1	6,310
B2. Positive fair value changes	76	51	47	-	174
B3. Other changes	860	479	591	13	1,943
C. Decreases	**(6,804)**	**(2,732)**	**(811)**	**(13)**	**(10,360)**
C1. Sales	(4,005)	(2,469)	(221)	-	(6,695)
C2. Reimbursement	(558)	-	-	-	(558)
C3. Negative fair value changes	(525)	(163)	(19)	-	(707)
C4. Other changes	(1,716)	(100)	(571)	(13)	(2,400)
D. Closing balance	**12,119**	**3,483**	**4,292**	**5**	**19,899**

3.3.3 Financial assets designated as at fair value (other than assets sold and not cancelled and impaired assets): annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

SECTION 4 - AVAILABLE-FOR-SALE FINANCIAL ASSETS – CAPTION 40

4.1 Available-for-sale financial assets: break-down by type

(€/mil)

Caption/Value	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Debt securities	8,064	3,537	18,131	4	-	-	26,195	3,541	20,673	4,585
1.1 Structured securities	*6*	*215*	-	-	-	-	*6*	*215*	-	-
1.2 Other debt securities	*8,058*	*3,322*	*18,131*	*4*	-	-	*26,189*	*3,326*	*20,673*	*4,585*
2. Equities	2,870	1,039	1,478	-	-	-	4,348	1,039	2,847	1,261
2.1 Designated as at fair value	*2,870*	*817*	*1,478*	-	-	-	*4,348*	*817*	*2,847*	*1,046*
2.2 Valued at cost	-	*222*	-	-	-	-	-	*222*	-	*215*
3. O.I.C.R. quotas	172	60	35	36	-	-	207	96	296	89
4. Financing	-	28	-	-	-	-	-	28	-	14
5. Impaired assets	-	4	-	-	-	-	-	4	-	-
6. Assets sold and not cancelled	371	-	-	-	-	-	371	-	32	40
Total	11,477	4,668	19,644	40	-	-	31,121	4,708	23,848	5,989

At 31 December 2005, available-for-sale financial assets totaled 29,837 million euro, of which 19,056 million euro referred to the insurance sector and 10,781 million euro to the banking business.

For further information on "Impaired assets", see Part E – Information on risks and relative hedging policies – Section Credit Risk.

At 31 December 2006, available-for-sale financial assets included the Group's investment in Santander Central Hispano, for a total 1,934 million euro (1,524 million at 31 December 2005).

At 31 December 2006 certain unlisted equities, for 222 million euro (of which 191 million euro attributable to investments in the Bank of Italy), the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, were stated in the financial statements at cost, as adjusted for any impairment losses verified. In 2005, unlisted equities totaled 215 million euro (of which 185 million euro attributable to investments in the Bank of Italy).

4.2 Available-for-sale financial assets: break-down by debtor/issuer

(€/mil)

Caption/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Debt securities	**11,601**	**18,135**	-	**29,736**	**25,258**
a) Governments and central banks	3,161	15,243	-	18,404	18,272
b) Other public entities	3,466	501	-	3,967	3,897
c) Banks	1,692	1,005	-	2,697	1,245
d) Other issuers	3,282	1,386	-	4,668	1,844
2. Equities	**3,909**	**1,478**	-	**5,387**	**4,108**
a) Banks	2,840	-	-	2,840	2,075
b) Other issuers:	1,069	1,478	-	2,547	2,033
- insurance companies	47	-	-	47	41
- financial institutions	66	-	-	66	288
- non-financial companies	928	-	-	928	690
- other	28	1,478	-	1,506	1,014
3. O.I.C.R. quotas	**233**	**71**	-	**304**	**385**
4. Financing	**28**	-	-	**28**	**14**
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	10	-	-	10	10
d) Other entities	18	-	-	18	4
5. Impaired assets	**4**	-	-	**4**	-
a) Governments and central banks	-	-	-	-	-
b) Other public entities	4	-	-	4	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
6. Assets sold and not cancelled	**371**	-	-	**371**	**72**
a) Governments and central banks	365	-	-	365	32
b) Other public entities	-	-	-	-	-
c) Banks	6	-	-	6	-
d) Other entities	-	-	-	-	40
Total	**16,146**	**19,684**	-	**35,830**	**29,837**

4.3 Available-for-sale financial assets: hedged assets

4.3.1 Available-for-sale financial assets: hedged assets attributable to the banking group

(€/mil)

	Total as at 31/12/2006		Total as at 31/12/2005	
	Fair value	Cash flows	Fair value	Cash flows
1. Debt securities	4,710	-	3,599	13
2. Equities	-	-	4	-
3. O.I.C.R. quotas	-	-	-	-
4. Financing	-	-	-	-
5. Portfolio	-	-	-	-
Total	**4,710**	-	**3,603**	**13**

At 31 December 2006, available-for-sale financial assets that had been sold and not cancelled totaled 323 million euro.

4.3.2 Available-for-sale financial assets: hedged assets attributable to insurance companies

(€/mil)

	Total as at 31/12/2006		Total as at 31/12/2005	
	Fair value	Cash flows	Fair value	Cash flows
1. Debt securities	4,871	-	103	401
2. Equities	-	-	-	-
3. O.I.C.R. quotas	-	-	-	-
4. Financing	-	-	-	-
5. Portfolio	-	-	-	-
Total	4,871	-	103	401

4.3.3 Available-for-sale financial assets: hedged assets attributable to other companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such assets.

4.4 Available-for-sale financial assets: assets subject to micro-hedging

(€/mil)

Caption/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006
1. Financial assets subject to fair value hedging	5,033	4,871	-	9,904
a) Interest rate risk	5,033	4,850	-	9,883
b) Price risk	-	-	-	-
c) Exchange risk	-	-	-	-
d) Credit risk	-	-	-	-
e) Other risks	-	21	-	21
2. Financial assets subject to cash flow hedging	-	-	-	-
a) Interest rate risk	-	-	-	-
b) Exchange rate risk	-	-	-	-
c) Other	-	-	-	-
Total	5,033	4,871	-	9,904

At 31 December 2005 only about 15% of the Group's available-for-sale financial assets portfolio was subject to hedging. Hedging was largely carried out in fair value hedge transactions and only residually through cash flow hedging transactions.

4.5 Available-for-sale financial assets (other than assets sold and not cancelled and impaired assets): annual changes

4.5.1 Available-for-sale financial assets (other than assets sold and not cancelled and impaired assets): annual changes attributable to the banking group

(€/mil)

	Debt securities	Equities	O.I.C.R. quotas	Financing	Total
A. Opening balance	7,255	3,108	336	10	10,709
B. Increases	7,530	1,509	611	18	9,668
B1. Purchases	7,399	586	595	-	8,580
B.1.1 Business combinations	*489*	*27*	-	-	-
B2. Positive fair value changes	4	686	4	-	694
B3. Write-backs	-	-	-	-	-
- charged to the statement of income	-	X	-	-	-
- charged to net shareholders' equity	-	-	-	-	-
B4. Transfers to other portfolios	3	14	-	18	35
B5. Other changes	124	223	12	-	359
C. Decreases	(3,184)	(709)	(714)	-	(4,607)
C1. Sales	(1,127)	(624)	(684)	-	(2,435)
C2. Reimbursement	(1,761)	(2)	(7)	-	(1,770)
C3. Negative fair value changes	(219)	(21)	(3)	-	(243)
C4. Writedowns due to impairment	(5)	-	-	-	(5)
- charged to the statement of income	(5)	-	-	-	(5)
- charged to net shareholders' equity	-	-	-	-	-
C5. Transfers to other portfolios	-	(32)	-	-	(32)
C6. Other changes	(72)	(30)	(20)	-	(122)
D. Closing balance	11,601	3,908	233	28	15,770

4.5.2 Available-for-sale financial assets (other than assets sold and not cancelled and impaired assets): annual changes attributable to insurance companies

(€/mil)

	Debt securities	Equities	O.I.C.R. quotas	Financing	Total
A. Opening balance	18,003	1,000	49	4	19,056
B. Increases	10,404	1,747	46	-	12,197
B1. Purchases	10,243	1,406	27	-	11,676
B2. Positive fair value changes	23	181	6	-	210
B3. Write-backs	-	-	-	-	-
- charged to the statement of income	-	X	-	-	-
- charged to net shareholders' equity	-	-	-	-	-
B4. Transfers to other portfolios	-	-	-	-	-
B5. Other changes	138	160	13	-	311
C. Decreases	(10,272)	(1,269)	(24)	(4)	(11,569)
C1. Sales	(8,250)	(1,100)	(21)	-	(9,371)
C2. Reimbursement	(1,221)	-	-	-	(1,221)
C3. Negative fair value changes	(622)	(5)	(2)	-	(629)
C4. Writedowns due to impairment	-	-	-	-	-
- charged to the statement of income	-	-	-	-	-
- charged to net shareholders' equity	-	-	-	-	-
C5. Transfers to other portfolios	-	-	-	-	-
C6. Other changes	(179)	(164)	(1)	(4)	(344)
D. Closing balance	18,135	1,478	71	-	19,684

4.5.3 Available-for-sale financial assets (other than assets sold and not cancelled and impaired assets): annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

SECTION 5 - FINANCIAL ASSETS HELD TO MATURITY – CAPTION 50

5.1 Financial assets held to maturity: break-down by type

(€/mil)

Transaction type/ Group companies	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
1. Debt securities	2,865	2,866	-	-	-	-	2,865	2,866	764	764
1.1 Structured securities	-	-	-	-	-	-	-	-	-	-
1.2 Other debt securities	2,865	2,866	-	-	-	-	2,865	2,866	764	764
2. Financing	-	-	-	-	-	-	-	-	-	-
3. Impaired assets	-	-	-	-	-	-	-	-	-	-
4. Assets sold and not cancelled	7	7	-	-	-	-	7	7	1,771	1,769
Total	2,872	2,873	-	-	-	-	2,872	2,873	2,535	2,533

At 31 December 2006, financial assets held to maturity belonging to the Parent Bank totaled 2,482 million euro (2,312 million at 31 December 2005). Other companies contributing to the total figure chiefly include Banka Koper D.D. (70 million euro; 196 million at 31 December 2005) and the newly acquired Bank of Alexandria (230 million euro). At 31 December 2005 the insurance area portfolio did not include assets held to maturity.

5.2 Financial assets held to maturity: break-down by debtor/issuer

(€/mil)

Type of transaction/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Debt securities	2,865	-	-	2,865	764
a) Governments and central banks	2,848	-	-	2,848	548
b) Other public entities	12	-	-	12	21
c) Banks	-	-	-	-	-
d) Other issuers	5	-	-	5	195
2. Financing	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
4 Impaired assets	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
3. Assets sold and not cancelled	7	-	-	7	1,771
a) Governments and central banks	7	-	-	7	1,771
b) Other public entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
Total	2,872	-	-	2,872	2,535

5.3 Financial assets held to maturity: hedged

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such assets.

5.4 Financial assets held to maturity (other than assets sold and not cancelled and impaired assets): annual changes

(€/mil)

	Debt securities	Financing	Total
A. Opening balance	764	-	764
B. Increases	6,542	-	6,542
B1. Purchases	1,161	-	1,161
of which business combinations (Bank of Alexandria, Bia, Panoska, CRForlì)	*283*	-	-
B2. Write-backs	-	-	-
B3. Transfers to other portfolios	-	-	-
B4. Other changes	5,381	-	5,381
C. Decreases	(4,441)	-	(4,441)
C1. Sales	(7)	-	(7)
C2. Reimbursement	(818)	-	(818)
C3. Adjustments	-	-	-
C4. Transfers to other portfolios	-	-	-
C5. Other changes	(3,616)	-	(3,616)
D. Closing balance	2,865	-	2,865

Other changes essentially consisted of transfers to assets sold and not cancelled for repurchase agreements by the Parent Bank.

SECTION 6 - LOANS TO BANKS – CAPTION 60

6.1 Loans to banks: break-down by type

6.1.1 Loans to banks: break-down by type attributable to the banking group

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
A. Due to central banks	2,918	345
1. Tied deposits	247	65
2. Compulsory reserve	1,120	196
3. Repurchase agreements	14	49
4. Other	1,537	35
B. Due to banks	27,101	28,426
1. Current accounts and demand deposits	3,675	2,774
2. Tied deposits	6,678	10,670
3. Other financing	15,632	13,984
3.1 Repurchase agreements	*13,015*	*11,677*
3.2 Financial leasing	*1*	-
3.3 Other	2,616	2,307
4. Debt securities	1,116	998
4.1 Structured securities	*216*	==
4.2 Other debt securities	*900*	==
5. Impaired assets	-	-
6. Assets sold and not cancelled	-	-
Total (book value)	30,019	28,771
Total (fair value)	29,989	28,749

6.1.2 Loans to banks: break-down by type attributable to insurance companies

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
A. Due to central banks	-	-
1. Tied deposits	-	-
2. Compulsory reserve	-	-
3. Repurchase agreements	-	-
4. Other	-	-
B. Due to banks	**39**	**65**
1. Current accounts and demand deposits	39	65
2. Tied deposits	-	-
3. Other financing	-	-
3.1 Repurchase agreements	-	-
3.2 Financial leasing	-	-
3.3 Other	-	-
4. Debt securities	-	-
4.1 Structured securities	-	-
4.2 Other debt securities	-	-
5. Impaired assets	-	-
6. Assets sold and not cancelled	-	-
Total (book value)	**39**	**65**
Total (fair value)	**39**	**65**

6.1.3 Loans to banks: break-down by type attributable to other companies

At 31 December 2006 and 31 December 2005 the SANPAOLO IMI Group did not hold any such loans.

6.2 Loans to banks: assets subject to micro-hedging

6.2.1 Loans to banks: assets subject to micro-hedging attributable to the banking group

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Loans subject to fair value hedging	**516**	**106**
a) interest rate risk	516	106
b) exchange rate risk	-	-
c) credit risk	-	-
d) other risks	-	-
2. Loans subject to cash flow hedging	-	-
a) interest rate risk	-	-
b) exchange rate risk	-	-
c) other	-	-
Total	**516**	**106**

6.2.2 Loans to banks: assets subject to micro-hedging attributable to insurance companies

At 31 December 2006 and at 31 December 2005 the SANPAOLO IMI Group did not hold any such assets.

6.2.3 Loans to banks: assets subject to micro-hedging attributable to other companies

At 31 December 2006 and at 31 December 2005 the SANPAOLO IMI Group did not hold any such assets.

6.3 Financial leasing

At 31 December 2006 and at 31 December 2005 the Group did not have significant financial leasing operations in place with banks.

SECTION 7 - LOANS TO CUSTOMERS – CAPTION 70

At 31 December 2006, loans to customers include 450 million euro (595 million euro at 31 December 2005) of loans to Società per la gestione di attività S.p.A. (Sga), of which 411 million euro (545 million euro at 31 December 2005) were granted under Law 588/96. Furthermore, in accordance with the international accounting standards, loans to customers include also loans for performing leasing contracts assigned in the last quarter of 2004, by Sanpaolo Leasint within the context of the Split2 securitization transaction (assets sold and not cancelled).

Details about credit quality and the degree of risk of the loan portfolio can be found in Part E of these Notes.

7.1 Loans to customers: break-down by type

7.1.1 Loans to customers: break-down by type attributable to the banking group

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Current accounts	17,902	16,245
2. Repurchase agreements	6,590	2,302
3. Mortgage loans	80,208	73,706
4. Credit cards, personal loans, loans on salary	6,810	4,747
5. Financial leasing	5,259	4,932
6. Factoring	913	1,449
7. Other transactions	33,981	30,825
8. Debt securities	1,322	312
8.1 Structured securities	*100*	-
8.2 Other debt securities	*1,222*	*312*
9. Impaired assets	3,150	3,310
10. Assets sold and not cancelled (*)	1,404	1,679
Total (book value)	**157,539**	**139,507**
Total (fair value)	**158,437**	**141,237**

(*) Including seven million euro of impaired assets as at 31 December, 2006 (four million euro as at 31 December, 2005)

In the table above, "Other transactions" refers mainly to advances and other grants not paid through current accounts, and import/export financing. In 2005, the caption also included tax credits with Inland Revenue and receivables due from public entities for the tax collection company.

For further information on "Impaired assets", see Part E – Information on risks and relative hedging policies – Section Credit Risk.

7.1.2 Loans to customers: break-down by type attributable to insurance companies

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Current accounts	-	-
2. Repurchase agreements	238	-
3. Mortgage loans	-	-
4. Credit cards, personal loans, loans on salary	-	-
5. Financial leasing	-	-
6. Factoring	-	-
7. Other transactions	23	-
8. Debt securities	-	-
8.1 Structured securities	-	-
8.2 Other debt securities	-	-
9. Impaired assets	-	-
10. Assets sold and not cancelled	-	-
Total (book value)	**261**	-
Total (fair value)	**261**	-

7.1.3 Loans to customers: break-down by type attributable to other companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such loans.

7.2 Loans to customers: break-down by debtor/issuer

7.2.1 Loans to customers: break-down by debtor/issuer attributable to the banking group

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Debt securities:	1,322	312
a) Governments	909	-
b) Other public entities	-	-
c) Other issuers	413	312
- non-financial companies	2	5
- financial companies	404	307
- insurance companies	-	-
- other	7	-
2. Loans to:	151,663	134,206
a) Governments	2,790	2,852
b) Other public entities	9,082	10,696
c) Other entities	139,791	120,658
- non-financial companies	85,649	76,906
- financial companies	16,869	11,821
- insurance companies	709	690
- other	36,564	31,241
3. Impaired assets:	3,150	3,310
a) Governments	-	-
b) Other public entities	40	9
c) Other entities	3,110	3,301
- non-financial companies	2,125	2,443
- financial companies	22	32
- insurance companies	-	-
- other	963	826
4. Assets sold and not cancelled:	1,404	1,679
a) Governments	-	-
b) Other public entities	-	-
c) Other entities	1,404	1,679
- non-financial companies	1,332	1,679
- financial companies	5	-
- insurance companies	-	-
- other	67	-
Total	**157,539**	**139,507**

7.2.2 Loans to customers: break-down by debtor/issuer attributable to insurance companies

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Debt securities:	-	-
a) Governments	-	-
b) Other public entities	-	-
c) Other issuers	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
2. Loans to:	261	-
a) Governments	-	-
b) Other public entities	-	-
c) Other entities	261	-
- non-financial companies	-	-
- financial companies	238	-
- insurance companies	-	-
- other	23	-
3. Impaired assets:	-	-
a) Governments	-	-
b) Other public entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
4. Assets sold and not cancelled:	-	-
a) Governments	-	-
b) Other public entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
Total	261	-

7.2.3 Loans to customers: break-down by debtor/issuer attributable to other companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such loans.

7.3 Loans to customers: assets subject to micro-hedging

7.3.1 Loans to customers: assets subject to micro-hedging attributable to the banking group

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Loans subject to fair value hedging	17,107	19,733
a) interest rate risk	17,107	19,733
b) exchange rate risk	-	-
c) credit risk	-	-
d) other risks	-	-
2. Loans subject to cash flow hedging	30	93
a) interest rate risk	30	93
b) exchange rate risk	-	-
c) other	-	-
Total	**17,137**	**19,826**

Loans subject to fair value micro-hedging are stated at cost, adjusted for the fair value of the risk hedged. Where hedging is only partial, in terms of either the amount covered or the time covered, the total amount of the asset is stated, including the part not subject to hedging, adjusted for the fair value of the risk hedged. Loans subject to cash flow micro-hedging are stated at their depreciated cost.

7.3.2 Loans to customers: assets subject to micro-hedging attributable to insurance companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such assets.

7.3.3 Loans to customers: assets subject to micro-hedging attributable to other companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such assets.

7.4 Financial leases

(€/mil)

Time bands	31/12/2006						
	Explicit loans	Loans under construction	Minimum payments			Gross investment	
			Capital	*of which guaranteed recovery value*	Interest		*of which guaranteed recovery value*
Up to 3 months	67	-	378	-	68	446	-
3 months to 1 year	28	-	1,065	-	188	1,253	-
1-5 years	44	-	3,529	8	545	4,074	8
Beyond 5 years	3	-	1,881	-	298	2,179	-
Unspecified life	75	668	47	-	-	47	-
Gross total	**217**	**668**	**6,900**	**8**	**1,099**	**7,999**	**8**
Adjustments	(103)	(7)	(158)	-	-	(158)	-
- specific	(56)	-	(36)	-	-	(36)	-
- portfolio	(47)	(7)	(122)	-	-	(122)	-
Net total	**114**	**661**	**6,742**	**8**	**1,099**	**7,841**	**8**

In 2006 the Group operated in the sector of financial leasing to customers mainly through Sanpaolo Leasint, the specialized company. Its loan portfolio for financial leasing is made up of 47,666 contracts, 67.8% of which for property letting, 24.9% for instrumental goods and 5.3% for automobiles; the remainder referred to the naval-aviation sector. The five most important contracts together showed a guaranteed residual value on net investment of around 143.6 million euro and differed financial profits of 46.6 million; potential rents for accounting as income in the year amounted to 16.9 million euro. At 31 December 2006, the above positions showed no deterioration in minimum uncollected leasing payments nor non-guaranteed residual values.

Besides the above-mentioned company, financial leasing contracts may also be issued by Neos Finance, in the context of consumer credit, and Banca OPI in the area of public sector financing.

SECTION 8 - HEDGING DERIVATIVES – CAPTION 80

8.1 Hedging derivatives: break-down by type of contract and underlying asset

8.1.1 Hedging derivatives: break-down by type of contract and underlying asset attributable to the banking group

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total
A. Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted derivatives						
1) Financial derivatives:	803	15	12	-	-	830
with underlying asset exchange	-	15	-	-	-	15
- purchased options	-	-	-	-	-	-
- other derivatives	-	15	-	-	-	15
without underlying asset exchange	803	-	12	-	-	815
- purchased options	21	-	-	-	-	21
- other derivatives	782	-	12	-	-	794
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total B	803	15	12	-	-	830
Total (A + B) as at 31/12/2006	803	15	12	-	-	830
Total (A + B) as at 31/12/2005	430	5	-	-	-	435

8.1.2 Hedging derivatives: break-down by type of contract and underlying asset attributable to the insurance companies

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total
A. Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted derivatives						
1) Financial derivatives:	26	-	-	-	-	26
with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without underlying asset exchange	26	-	-	-	-	26
- purchased options	23	-	-	-	-	23
- other derivatives	3	-	-	-	-	3
2) Credit derivatives:	-	-	-	164	-	164
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	164	-	164
Total B	26	-	-	164	-	190
Total (A + B) as at 31/12/2006	26	-	-	164	-	190
Total (A + B) as at 31/12/2005	-	-	-	-	-	-

8.1.3 Hedging derivatives: break-down by type of contract and underlying asset attributable to other companies

At 31 December 2006 and at 31 December 2005 the SANPAOLO IMI Group did not hold any such derivatives.

8.2 Hedging derivatives: break-down by hedged portfolio and type of hedging (book value)

For 2006 and 2005 the hedging derivatives recognized at caption 80 of the assets represent valuation to the market of specific fair value hedge operations against the banking book. Further information on the Group's risk coverage policies can be found in Part E of these Notes.

8.2.1 Hedging derivatives: break-down by hedged portfolio and type of hedging (book value) attributable to the banking group

(€/mil)

Transaction/Hedging type	Fair value						Cash flows	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange risk	Credit risk	Price risk	Other risks			
1. Available-for-sale financial assets	84	-	-	-	-	X	-	X
2. Loans	196	-	-	X	-	X	-	X
4. Financial assets held to maturity	X	-	-	X	-	X	2	X
5. Portfolio	X	X	X	X	X	10	X	-
Total assets	280	-	-	-	-	10	2	-
1. Financial liabilities	518	-	-	X	4	X	5	X
2. Portfolio	X	X	X	X	X	11	X	-
Total liabilities	518	-	-	-	4	11	5	-

8.2.2 Hedging derivatives: break-down by hedged portfolio and type of hedging (book value) attributable to insurance companies

(€/mil)

Transaction/Hedging type	Fair value						Cash flows	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange risk	Credit risk	Price risk	Other risks			
1. Available-for-sale financial assets	26	-	-	-	-	X	-	X
2. Loans	-	-	-	X	-	X	-	X
4. Financial assets held to maturity	X	-	-	X	-	X	-	X
5. Portfolio	X	X	X	X	X	-	X	-
Total assets	26	-	-	-	-	-	-	-
1. Financial liabilities	-	-	164	X	-	X	-	X
2. Portfolio	X	X	X	X	X	-	X	-
Total liabilities	-	-	164	-	-	-	-	-

8.2.3 Hedging derivatives: break-down by hedged portfolio and type of hedging (book value)

At 31 December 2006 and at 31 December 2005 the SANPAOLO IMI Group did not hold any such derivatives.

SECTION 9 - FAIR VALUE CHANGES OF MACRO-HEDGED FINANCIAL ASSETS – CAPTION 90

At 31 December 2006 and at 31 December 2005 the Group had no assets subject to macro-hedging.

SECTION 10 - EQUITY SHAREHOLDINGS – CAPTION 100

10.1 Equity shareholdings in subsidiaries (carried at net equity), jointly-controlled companies (carried at net equity) and in companies subject to significant influence: information on investment relationships

	Company name	Registered offices	Type of relation-ship (1)	Ownership: Held by	Ownership: Share %	Voting rights at ordinary shareholder's meeting (2) %	Notes
A	**Subsidiaries**						
1	CBE Service S.p.r.l.	Belgium	1	Sanpaolo IMI	50.00	50.00	
				Cariforli	5.00	5.00	
					55.00	55.00	
2	Cedar Street Securities Corp.	United States	1	Banca IMI Securities	100.00	100.00	
3	Consorzio Studi e Ricerche Fiscali	Rome	1	Sanpaolo IMI	55.00	55.00	
				Banca Fideuram	10.00	10.00	
				EurizonVita	10.00	10.00	
				Eurizon Capital SGR	5.00	5.00	
				Banca IMI	5.00	5.00	
				Banca OPI	5.00	5.00	
				Sanpaolo Leasint	5.00	5.00	
				IMI Investimenti	5.00	5.00	
					100.00	100.00	
4	Immobiliare 21 S.r.l.	Milan	1	Sanpaolo IMI	100.00	100.00	
5	Immobiliare Nettuno S.p.A.	Bologna	1	Cassa di Risparmio Bologna	100.00	100.00	
6	Isyde S.p.A.	Turin	1	Eurizon Financial Group	100.00	100.00	(A)
7	Sanpaolo IMI Equity Management S.A.	Luxembourg	1	IMI Investimenti	99.99	99.99	
				LDV Holding	0.01	0.01	
					100.00	100.00	
8	Sanpaolo IMI Management Ltd	United Kingdom	1	IMI Investimenti	100.00	100.00	

(cont'd: equity shareholdings carried at net equity)

	Company name	Registered offices	Type of relation-ship (1)	Ownership – Held by	Ownership – Share %	Voting rights at ordinary shareholder's meeting (2) %	Notes
9	Studi e Ricerche per il Mezzogiorno	Naples	1	Sanpaolo IMI	16.67	16.67	
				Banca OPI	16.67	16.67	
				Sanpaolo IMI Investimenti	16.67	16.67	
				Sanpaolo Banco di Napoli	16.66	16.66	
					66.67	66.67	
10	Tobuk Ltd	Ireland	1	Sanpaolo IMI Bank Ireland	100.00	100.00	
11	West Trade Center S.A.	Romania	1	Sanpaolo IMI Internazionale	100.00	100.00	
12	BN Finrete S.p.A. (in liq.)	Naples	1	Sanpaolo IMI	99.00	99.00	
13	Cioccolato Feletti S.p.A. (in liq.)	Aosta	1	Sanpaolo IMI	100.00	100.00	
14	Cotonificio Bresciano Ottolini S.r.l. (in liq.)	Brescia	1	Sanpaolo IMI	97.58	97.58	
15	Emil Europe '92 S.r.l. (in liq.)	Bologna	1	Cassa di Risparmio Bologna	93.47	93.47	
16	Imifin S.p.A. (in liq.)	Rome	1	Sanpaolo IMI	100.00	100.00	
17	IMI Bank A.G. (in liq.)	Germania	1	Sanpaolo Bank	100.00	100.00	
18	ISC Euroservice G.M.B.H. (in liq.)	Germania	1	Sanpaolo IMI	80.00	80.00	
19	Sanpaolo Leasint G.M.B.H. (in liq.)	Austria	1	Sanpaolo Leasint	100.00	100.00	
20	Sanpaolo U.S. Holding Co. (in liq.)	United States	1	Sanpaolo IMI	100.00	100.00	
21	West Leasing S.A. (in liq.)	Romania	1	Sanpaolo IMI Bank Romania	88.71	88.71	
B	**Subject to joint control**						
1	Allfunds Bank S.A.	Spain	7	Sanpaolo IMI	50.00	50.00	
2	TLX S.p.A.	Milan	7	Banca IMI	50.00	50.00	(B)
3	Centradia Group Ltd (in liq.)	United Kingdom	7	Sanpaolo IMI	30.45	30.45	
C	**Companies subject to significant influence**						
1	Aeroporti Holding S.r.l.	Turin	4	IMI Investimenti	30.00	30.00	
2	Banque Palatine S.A.	France	4	Sampaolo IMI	37.31	37.31	
3	Cassa di Risparmio di Firenze S.p.A.	Florence	4	Sanpaolo IMI	18.60	18.62	
4	CR Firenze Gestion Internationale S.A.	Luxembourg	4	Sanpaolo IMI	20.00	20.00	
5	GEST Line S.p.A.	Naples	4	Sanpaolo IMI	30.02	30.02	(C)
6	Global Menkul Degerler A.S.	Turkey	4	Banca IMI	20.00	20.00	
7	I. Tre Iniziative Immobiliari Industriali S.p.A.	Rovigo	4	Cassa di Risparmio Padova e Rovigo	20.00	20.00	
8	Imaging S.p.A.	Milan	4	IMI Investimenti	19.99	19.99	(D)
9	Infragruppo S.p.A.	Bergamo	4	IMI Investimenti	21.71	21.71	(E)
10	Liseuro S.p.A.	Udine	4	Sanpaolo IMI	35.11	35.11	
11	Praxis Calcolo S.p.A.	Milan	4	IMI Investimenti	14.52	14.52	
				LDV Holding	14.51	14.51	
					29.03	29.03	(F)
12	Sagat S.p.A.	Turin	4	IMI Investimenti	12.40	12.40	
13	Sanpaolo IMI Private Equity Scheme B.V.	Netherlands	4	Ldv Holding	23.50	29.38	
				Sanpaolo IMI Equity Management	20.00	-	
					43.50	29.38	(G)
14	SI Holding S.p.A.	Rome	4	Sanpaolo IMI	36.74	36.74	(H)
				Cariforli	0.25	0.25	
					36.99	36.99	
15	Sinloc - Sistema Iniziative Locali S.p.A.	Turin	4	FIN.OPI	10.00	10.00	
				Banca OPI	8.15	8.15	
					18.15	18.15	
16	Società Gestione per il Realizzo S.p.A.	Rome	4	Sanpaolo IMI	28.31	28.31	
				Banca Fideuram	0.64	0.64	
					28.95	28.95	
17	Synesis Finanziaria S.p.A.	Turin	4	IMI Investimenti	25.00	25.00	
18	Aeroporto di Napoli S.p.A. (in liq.)	Naples	4	Sanpaolo IMI	20.00	20.00	
19	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	4	Sanpaolo IMI	32.84	32.84	

(cont'd: equity shareholdings carried at net equity))

	Company name	Registered offices	Type of relation-ship (1)	Ownership Held by	Ownership Share %	Voting rights at ordinary shareholder's meeting (2) %	Notes
20	Integra S.r.l. (in liq.)	Belluno	4	Cassa di Risparmio Padova e Rovigo	29.64	29.64	
21	Mega International S.p.A. (composition with creditors)	Ravenna	4	Neos Banca	48.00	48.00	
22	Progema S.r.l. (in liq.)	Turin	4	SEP	10.00	10.00	
				Neos Banca	10.00	10.00	
					20.00	20.00	

Notes to the table of equity shareholdings carried at net equity:

(1) *Type of relationship:*
1 = majority of voting rights at ordinary shareholders' meeting
2 = dominant influence at ordinary shareholders' meeting
3 = agreements with other shareholders
4 = companies subject to significant influence
5 = single management pursuant to article 26, paragraph 1, of D.Lgs. 87/92
6 = single management pursuant to article 26, paragraph 2, of D.Lgs. 87/92
7 = joint control
8 = majority of benefits and risks (SIC 12).
(2) *Availability of voting rights at ordinary shareholder's meeting. Any "potential votes" are highlighted in specific notes.*

(A) *The holding was acquired in August 2006.*
(B) *The holding was acquired in December 2006.*
(C) *The Group disposed of its controlling stake in the company during 2006.*
(D) *The holding was acquired in February 2006.*
(E) *The holding was acquired in April 2006.*
(F) *The holding has been transferred to the portfolio "Available for sale equities" as a result of the acquisitions of IMI Investimenti in December 2006, which resulting in the Group exerting significant influence.*
(G) *Company for which IMI Investimenti has initiated disposal (IFRS5).*
(H) *The holding has been transferred to the "Available for sale equities" portfolio as a result of the acquisitions of the Parent Bank in May 2006, which resulted in Sanpaolo IMI exerting significant influence.*

10.2 Equity shareholdings in subsidiaries, jointly-controlled companies and in companies subject to significant influence: accounting data

(€/mil)

Company name	Total assets	Total revenues	Profit (loss)	Net shareholders' equity	Consolidated book value	Fair value	Notes
A. Companies carried at net equity							
A.1 subsidiaries							
1 CBE Service S.p.r.l.	-	-	-	-	-	XXX	(A)
2 Cedar Street Securities Corp.	-	-	-	-	-	XXX	
3 Consorzio Studi e Ricerche Fiscali	1	2	-	-	-	XXX	
4 Immobiliare 21 S.r.l.	3	3	3	3	3	XXX	
5 Immobiliare Nettuno S.p.A.	1	-	-	1	1	XXX	
6 Isyde S.p.A.	4	9	-	-	9	XXX	
7 Sanpaolo IMI Equity Management S.A.	1	1	-	1	1	XXX	
8 Sanpaolo IMI Management Ltd	1	1	-	1	1	XXX	
9 Studi e Ricerche per il Mezzogiorno	1	2	-	-	-	XXX	
10 Tobuk Ltd	-	-	-	-	-	XXX	
11 West Trade Center S.A.	-	-	-	-	-	XXX	
12 BN Finrete S.p.A. (in liq.)	2	-	-	-	-	XXX	
13 Cioccolato Feletti S.p.A. (in liq.)	-	-	-	-	-	XXX	(B)
14 Cotonificio Bresciano Ottolini S.r.l. (in liq.)	-	-	-	-	-	XXX	(C)
15 Emil Europe '92 S.r.l. (in liq.)	19	-	(1)	(1)	-	XXX	
16 Imifin S.p.A. (in liq.)	1	-	-	-	-	XXX	
17 IMI Bank A.G. (in liq.)	1	-	-	1	1	XXX	
18 ISC Euroservice G.M.B.H. (in liq.)	-	-	-	-	-	XXX	(D)
19 Sanpaolo Leasint G.M.B.H. (in liq.)	2	-	-	1	1	XXX	
20 Sanpaolo U.S. Holding Co. (in liq.)	-	-	-	-	-	XXX	
21 West Leasing S.A. (in liq.)	1	-	-	1	1	XXX	

(cont'd: accounting information on companies carried at net equity)

Company name	Total assets	Total revenues	Profit (loss)	Net shareholders' equity	Consolidated book value	Fair value	Notes
A.2 subject to joint control							
1 Allfunds Bank S.A.	183	192	16	55	33	XXX	
2 TLX S.p.A.	6	10	-	5	3	XXX	
3 Centradia Group Ltd (in liq.)	-	-	-	-	-	XXX	
A.3 subject to significant influence							
1 Aeroporti Holding S.r.l.	30	-	-	30	14	XXX	(E)
2 Banque Palatine S.A.	7,751	460	50	565	211	XXX	(F)
3 Cassa di Risparmio di Firenze S.p.A.	22,980	831	235	1,599	344	652	(G)
4 CR Firenze Gestion Internationale S.A.	35	69	19	21	4	XXX	
5 GEST Line S.p.A.	-	-	-	-	-	XXX	
6 Global Menkul Degerler A.S.	26	21	2	12	3	XXX	
7 I. Tre Iniziative Immobiliari Industriali S.p.A.	-	-	(17)	(17)	-	XXX	(A)
8 Imaging S.p.A.	-	-	-	-	20	XXX	(H)
9 Infragruppo S.p.A.	330	-	(1)	156	34	XXX	(A)
10 Liseuro S.p.A.	9	4	-	4	1	XXX	(E)
11 Praxis Calcolo S.p.A.	17	13	-	11	4	XXX	
12 Sagat S.p.A.	88	33	2	59	17	XXX	(A)
13 Sanpaolo IMI Private Equity Scheme B.V.	-	-	-	-	-	XXX	
14 SI Holding S.p.A.	4,068	991	11	53	54	XXX	(E)
15 Sinloc - Sistema Iniziative Locali S.p.A.	48	1	-	47	9	XXX	(A)
16 Società Gestione per il Realizzo S.p.A.	66	11	-	24	1	XXX	(E)
17 Synesis Finanziaria S.p.A.	502	122	118	499	125	XXX	
18 Aeroporto di Napoli S.p.A. (in liq.)	-	-	-	-	-	XXX	(E)
19 Consorzio Bancario SIR S.p.A. (in liq.)	1	-	-	(500)	-	XXX	(E)
20 Integra S.r.l. (in liq.)	-	-	-	-	-	XXX	(E)
21 Mega International S.p.A. (composition with creditors)	-	-	-	-	-	XXX	
22 Progema S.r.l. (in liq.)	-	-	-	-	-	XXX	
Total					893		

Notes to the tables on information on investment relationships:

(A) Data refers to the financial statements at 30 June 2006 drawn up by the subsidiary.
(B) Data refers to the financial statements at 12 October 2006 drawn up by the subsidiary.
(C) Data refers to the liquidation financial statements at 30 October 2006 drawn up by the subsidiary.
(D) Data refers to the financial statements at 30 June 2006 drawn up by the subsidiary.
(E) Data refers to the financial statements at 31 December 2005 drawn up by the subsidiary.
(F) Data refers to the consolidated financial statements drawn up by the subsidiary.
(G) Data refers to the consolidated financial statements at 30 September 2006 drawn up by the subsidiary. The total revenue caption contains the total company's consolidated "net operating income"..
(H) The company was established in February 2006 as a vehicle for the purchase of 100% of Esaote. At 31 December 2006, the company opted not to prepare financial statements for the year.

10.3 Equity shareholdings: annual changes

(€/mil)

	Banking group	Insurance companies	Other companies	Total
A. Opening balance	**819**	-	-	**819**
B. Increases	**269**	-	-	**269**
B1. Purchases	139	-	-	139
B2. Write-backs	-	-	-	-
B3. Revaluations	-	-	-	-
B4. Other changes	130	-	-	130
C. Decreases	**(195)**	-	-	**(195)**
C1. Sales	(28)	-	-	(28)
C2. Adjustments	-	-	-	-
C3. Other changes	(167)	-	-	(167)
D. Closing balance	**893**	-	-	**893**
E. Total revaluations	-	-	-	-
F. Total adjustments	**(318)**	-	-	**(318)**

Caption B4. "Other changes" refers chiefly to profits made from the sale of equity shareholdings and the effects of designation at equity.

Caption C3. "Other changes" was significantly affected by the full consolidation of Cassa dei Risparmi di Forlì, which at 31 December 2005 was booked under "Equity shareholdings" for a total 148 million euro.

10.4 Commitments referred to equity shareholdings in jointly-controlled companies

At 31 December 2006, no significant commitments were held in relation to equity shareholdings in jointly-controlled companies.

For the purposes of providing a complete report, below is a description of the commitments held with regard to Cassa dei Risparmi di Forlì S.p.A., which whilst previously jointly controlled, fell under the full control of the Group in December 2006 (c.f. Part G of these Notes). The purchase contract for shares in Cassa dei Risparmi di Forlì S.p.A., executed on 29 November 2000 between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers transfer to the Fondazione an option to sell a maximum number of ordinary shares representing 51.35% of the CR Forlì capital, exercisable in several tranches, at the unit price of 8.11 euro per share for the first two tranches and at a determined price with reference to the fair market value for the remaining tranches. The put option may be exercised by the Fondazione from 12 June 2002 and up to the 15th day before the expiry of the first period for the termination of the Shareholders' Agreement entered into by the same parties (31 December 2008). On 12 May 2003 Fondazione CR Forlì exercised the option to purchase on the first tranche of 8,335,370 ordinary shares (representing 8.75% of share capital) at a price of 68 million euro for the SANPAOLO IMI quota; subsequently, on 15 November 2005 it exercised the option to purchase on the second tranche of 8,103,596 ordinary shares (representing 8.48% of capital) at a price of 66 million euro for the SANPAOLO IMI quota. After these acquisitions, the holding of SANPAOLO IMI went up to 38.25%.

On 28 December 2006, Sanpaolo IMI and Fondazione Cassa dei Risparmi di Forlì signed a new agreement supplementing existing agreements for the launch of the *"Progetto Romagna"*, under which the distribution networks of the SANPAOLO IMI Group located in Romagna and Cassa dei Risparmi di Forlì S.p.A., will be fully integrated. The move to integrate the networks confirms the put option and guarantees Sanpaolo IMI the possibility of gaining a minimum 51% stake of the share capital of Cassa dei Risparmi di Forlì.

On 1 March 2007, formal approval was given to amendments to the Articles of Association of Cassa dei Risparmi di Forlì S.p.A. following its entry into the Intesa Sanpaolo Group at the general meeting of shareholders. At the same time, the name of the bank was changed to Cassa dei Risparmi di Forlì e della Romagna S.p.A..

10.5 Commitments referred to equity shareholdings in companies subject to significant influence

1 May 2005 saw the expiry of the Shareholders' Agreement executed on 15 November 1999 between Cassa di Risparmio di Firenze, BNP Paribas and SANPAOLO IMI concerning the equity shareholding of the Cassa di Risparmio di Firenze. Subsequently, on 28 September 2005, 2005 SANPAOLO IMI, in acknowledging the lengthy period in which the agreement had not been renewed, resolved to exercise its option to purchase ordinary shares in the Cassa di Risparmio di Firenze, held by the Ente, of 10.78% of capital. The exercise of the option, the validity of which was disputed by the Ente, provided for a price of 3 euro per share, which represented 1.5 times the "base value" of the Cassa di Risparmio di Firenze share, to be calculated in this case by taking into account the evaluation methods normally used for the sector. Because of the dispute by the Ente, the arbitration process required by the agreement was initiated. The board of arbitrators was set up following the

appointment of its chair by the Florence court, but has not yet released a decision. As the outcome of the call exercise and of the potential evolution of the dispute were still uncertain at the closing of the financial statements, no purchase commitment was recorded.

Again for the purposes of completeness, with regard to commitments and options on equity and capital shares currently classified as financial assets available for sale, it should be mentioned that the put option on 8% of the share capital of Banca delle Marche S.p.A., held by the Foundations owning the Bank under the agreement signed on 16 July 2003, expired without being exercised on 31 December 2006.

Finally, the main features of commitments held in subsidiary companies and companies soon to be fully acquired were as follows.

- In 2002 the Bank entered into an agreement with the majority shareholders in Banka Koper D.D.. The agreement aimed at the acquisition of a controlling holding in the company, provided that SANPAOLO IMI guarantee, in case the Public Offer launched on the entire capital of the company in March 2002 is successful, a put option on the shares owned by the relevant shareholders that had not contributed to the Public Offer; this right was extended to each shareholder who had contributed at least one share to the Public Offer. Each shareholder could exercise the put option in the 30 days following 31 March, 30 June, 30 September and 31 December of each year starting from 30 days subsequent to 31 December 2002 and up to 30 days following 30 June 2006. The price was the OPA price increased by the interest calculated at the rate paid by Banka Koper for deposits to one year and one day in Slovenian Tolar for the period running from the last day of validity of the OPA to the day of exercise of the option, reduced by the dividends received on the shares that were the subject of the option. On 21 July 2006 a new shareholders' agreement voting pact was signed between the parties that in substance renews the agreements until 31 December 2011.

On 7 December 2005, SANPAOLO IMI signed a put and call agreement with the shareholder European Bank for Reconstruction, for the acquisition of the outstanding 20% of the share capital of Banca Italo Albanese SH.A., exercisable from December 2006 through to January 2009.

Following the acquisition of 87.39% of the share capital of the Serbian bank Panonska Banka A.D., finalized on 24 November 2006, SANPAOLO IMI took on the commitment to launch a voluntary takeover bid on the remaining share capital, at the same conditions offered for the original acquisition. If the required bid price at these conditions proves to be lower than the stock market price for the shares, the takeover bid will fail authorization, leaving SANPAOLO IMI subject to the sole obligation of not purchasing shares for the next three years at a price lower that the price paid for the original 87.39% stake acquired.

Following the submission of a legally binding bid for the acquisition of the American Bank of Albania (ABA),the Albanian American Enterprise Fund (AAEF) awarded the immediate sale of 80% of the Albanian bank to SANPAOLO IMI, involving the subsequent drawing up of a put and call agreement for the outstanding 20%. The full valuation of the ABA stands at 157 million American dollars. The conclusion of the acquisition, however, remains subject to the attainment of pertinent statutory authorizations.

SECTION 11 - TECHNICAL INSURANCE RESERVES CARRIED BY REINSURERS – CAPTION 110

11.1 Technical insurance reserves attributable to reinsurers: break-down

(€/mil)

	Total as at 31/12/2006	Total as at 31/12/2005
A. Casualty branch	35	24
A1. premiums reserves	20	12
A2. claims reserves	15	12
A3. other reserves	-	-
B. Life branch	11	5
B1. mathematical reserves	11	4
B2. reserves for amounts to be disbursed	-	1
B3. other reserves	-	-
C. Technical reserves for investment risks to be borne by the insured	-	-
C1. reserves for contracts with disbursements connected with investment funds and market indices	-	-
C2. reserves from pension fund management	-	-
D. Total insurance reserves carried by reinsurers	46	29

11.2 Changes in caption 110 "Technical insurance reserves attributable to reinsurers"

Technical insurance reserves carried by reinsurers in 2006 rose by 17 million euro, due mainly to the casualty branch.

SECTION 12 - TANGIBLE ASSETS – CAPTION 120

12.1 Tangible assets: break-down of assets valued at cost

(€/mil)

Asset/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
A. Assets					
1.1 owned by the Bank	2,744	30	-	2,774	1,987
a) land	965	17	-	982	912
b) buildings	859	5	-	864	819
c) fixtures and fittings	99	1	-	100	99
d) electrical equipment	105	-	-	105	118
e) other	716	7	-	723	39
1.2 leased	41	-	-	41	69
a) land	17	-	-	17	31
b) buildings	24	-	-	24	26
c) fixtures and fittings	-	-	-	-	1
d) electrical equipment	-	-	-	-	10
e) other	-	-	-	-	1
Total A	2,785	30	-	2,815	2,056
B. Tangible assets held for investment					
2.1 owned by the Bank	86	50	-	136	121
a) land	62	38	-	100	91
b) buildings	24	12	-	36	30
2.2 leased	-	-	-	-	-
a) land	-	-	-	-	-
b) buildings	-	-	-	-	-
Total B	86	50	-	136	121
Total (A + B)	2,871	80	-	2,951	2,177

12.2 Tangible assets: break-down of assets designated as at fair value or revaluated

The SANPAOLO IMI Group did not designate tangible assets at fair value for 2006 and 2005.

12.3 Tangible assets: annual changes

12.3.1 Tangible assets: annual changes attributable to the banking group

(€/mil)

	Land	Buildings	Fixtures and fittings	Electrical equipment	Other	Total as at 31/12/2006
A. Gross opening balance	**917**	**2,559**	**432**	**1,126**	**527**	**5,561**
A.1 Total net decreases in value	-	1,720	332	998	488	3,538
A.2 Net opening balance	917	839	100	128	39	2,023
B. Increases	**109**	**153**	**28**	**93**	**1,590**	**1,973**
B.1 Purchases	92	120	26	91	205	534
B.1.1 Business combinations	*33*	*78*	*7*	*18*	*3*	*139*
B.2 Capitalized improvement expenses	-	18	-	-	1	19
B.3 Write-backs	-	-	-	-	-	-
B.4 Positive fair value changes charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Transfer from assets held for investment	1	1	-	-	-	2
B.7 Other changes	16	14	2	2	1,384	1,418
C. Decreases	**(44)**	**(109)**	**(29)**	**(116)**	**(913)**	**(1,211)**
C.1 Sales	(37)	(24)	(7)	(6)	(1)	(75)
C.2 Depreciation	-	(75)	(20)	(101)	(28)	(224)
C.3 Value adjustments due to impairment charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.4 Negative fair value changes charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Transfers to:	(4)	(7)	-	-	-	(11)
a) tangible assets held for investment	(1)	(1)	-	-	-	(2)
b) discontinued operations	(3)	(6)	-	-	-	(9)
C.7 Other changes	(3)	(3)	(2)	(9)	(884)	(901)
D. Net closing balance	**982**	**883**	**99**	**105**	**716**	**2,785**
D.1 Total net decreases in value	-	1,645	312	897	460	3,314
D.2 Gross closing balance	982	2,528	411	1,002	1,176	6,099
E. Valued at cost	-	-	-	-	-	-

Sub-caption E - Valued at cost has not been included as, in accordance with Bank of Italy instructions (Circular no. 262 issued 22 December 2005), it is required only for tangible assets designated at fair value in accounts.

Sub-caption B.1 – Purchases includes the effects of business combinations performed, specified in greater detail in Part G – Business combinations of companies or business branches of these Notes.

The caption "Tangible assets – other" chiefly consists of assets awaiting lease and goods under construction destined for financial leasing, with movements detailed in sub-captions B.7 and C.7.

12.3.2 Tangible assets: annual changes attributable to insurance companies

(€/mil)

	Land	Buildings	Fixtures and fittings	Electrical equipment	Other	Total as at 31/12/2006
A. Gross opening balance	**26**	**8**	**3**	**-**	**2**	**39**
A.1 Total net decreases in value	-	2	3	-	1	6
A.2 Net opening balance	26	6	-	-	1	33
B. Increases	**8**	**3**	**1**	**-**	**8**	**20**
B.1 Purchases	-	3	1	-	5	9
B.2 Capitalized improvement expenses	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Positive fair value changes charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Transfer from assets held for investment	8	-	-	-	-	8
B.7 Other changes	-	-	-	-	3	3
C. Decreases	**(17)**	**(4)**	**-**	**-**	**(2)**	**(23)**
C.1 Sales	-	-	-	-	-	-
C.2 Depreciation	-	-	-	-	(2)	(2)
C.3 Value adjustments due to impairment charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.4 Negative fair value changes charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Transfers to:	(17)	-	-	-	-	(17)
a) tangible assets held for investment	(17)	-	-	-	-	(17)
b) discontinued operations	-	-	-	-	-	-
C.7 Other changes	-	(4)	-	-	-	(4)
D. Net closing balance	**17**	**5**	**1**	**-**	**7**	**30**
D.1 Total net decreases in value	-	2	3	-	1	4
D.2 Gross closing balance	17	7	4	-	6	34
E. Valued at cost	-	-	-	-	-	-

Sub-caption E - Valued at cost has not been included as, in accordance with Bank of Italy instructions (Circular no. 262 issued 22 December 2005), it is required only for tangible assets designated at fair value in accounts.

12.3.3 Tangible assets: annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

12.4 Tangible assets held for investment: annual changes

(€/mil)

	Banking group		Insurance companies		Other companies		Total as at 31/12/2006	
	Land	Buildings	Land	Buildings	Land	Buildings	Land	Buildings
A. Gross opening balance	62	19	29	11	-	-	91	30
B. Increases	5	12	17	2	-	-	22	14
B.1 Purchases	-	-	-	2	-	-	-	2
B.2 Capitalized improvement expenses	-	-	-	-	-	-	-	-
B.3 Positive fair value changes	-	-	-	-	-	-	-	-
B.4 Write-backs	-	-	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-	-	-
B.6 Transfer from tangible assets	1	1	17	-	-	-	18	1
B.7 Other changes	4	11	-	-	-	-	4	11
C. Decreases	(5)	(7)	(8)	(1)	-	-	(13)	(8)
C.1 Sales	(4)	(3)	-	-	-	-	(4)	(3)
C.2 Depreciation	-	-	-	(1)	-	-	-	(1)
C.3 Negative fair value changes	-	-	-	-	-	-	-	-
C.4 Adjustments due to impairment	-	-	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-	-	-
C.6 Transfer to other asset portfolios:	(1)	(1)	(8)	-	-	-	(9)	(1)
a) tangible assets	(1)	(1)	(8)	-	-	-	(9)	(1)
b) discontinued operations	-	-	-	-	-	-	-	-
C.7 Other changes	-	(3)	-	-	-	-	-	(3)
D. Net closing balance	62	24	38	12	-	-	100	36
E. Designated as at fair value	92	37	41	21	-	-	133	58

Sub-caption E – Designated as at fair value has been included as, in accordance with Bank of Italy instructions (Circular no. 262 issued 22 December 2005), fair value designation is required for all real estate stated in the balance sheet at cost.

12.5 Commitments to purchase tangible assets

The Group had no significant commitments to purchase tangible assets in 2006.

Depreciation rates for tangible assets

Tangible assets	Depreciation rate applied 2006 (range %)	Depreciation rate applied 2005 (range %)
Property		
- buildings	3.75%	3.75%
Furniture and plant fixtures		
- fixtures and fittings	from 24% to 30%	from 24% to 30%
- electrical equipment	40%	40%
- other	from 30% to 60%	from 30% to 60%

SECTION 13 - INTANGIBLE ASSETS – CAPTION 130

13.1 Intangible assets: break-down by type of asset

(€/mil)

Asset/Value	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Definite life	Indefinite life	Definite life	Indefinite life	Definite life	Indefinite life	Definite life	Indefinite life	Definite life	Indefinite life
A.1 Goodwill	X	1,994	X	29	X	-	X	2,023	X	756
A.1.1 attributable to the Group	X	1,994	X	29	X	-	X	2,023	X	756
A.1.2 attributable to minority interests	X	-	X	-	X	-	X	-	X	-
A.2 Other intangible assets	246	-	36	-	-	-	282	-	252	-
A.2.1 Assets valued at cost	246	-	36	-	-	-	282	-	252	-
a) Intangible assets generated internally	190	-	-	-	-	-	190	-	169	-
b) Other assets	56	-	36	-	-	-	92	-	83	-
A.2.2 Assets designated as at fair value	-	-	-	-	-	-	-	-	-	-
a) Intangible assets generated internally	-	-	-	-	-	-	-	-	-	-
b) Other assets	-	-	-	-	-	-	-	-	-	-
Total	246	1,994	36	29	-	-	282	2,023	252	756

The following table shows the list of goodwill amounts for the SANPAOLO IMI Group and highlights the company to which such goodwill relates.

Analysis of goodwill (€/mil)

	Total as at 31/12/2006	Total as at 31/12/2005
Banking	1,994	727
Bank of Alexandria	1,044	-
Banco di Napoli	636	636
Panonska Banka	95	-
Banka Koper	57	57
Cassa dei Risparmi di Forlì	90	-
Banca Italo Albanese	38	-
Gruppo Cardine	11	11
IMI Investimenti (già Sanpaolo IMI Private Equity)	7	7
Inter-Europa Bank	5	5
Banca Popolare dell'Adriatico	4	4
Other	7	7
Savings and Assurance	29	29
Noricum	24	24
Eptaconsors	5	5
Total	2,023	756

Information on the method used for the impairment test on goodwill

For the purposes of the impairment test, the goodwill amounts of the SANPAOLO IMI Group were allocated to the following two business areas:
- Banking;
- Savings and Assurance.

Goodwill is monitored at the central function level. However, in conformity with international accounting standards, which require the allocation of goodwill to entities, single cashflow-generating units or groups thereof, no larger than the segments identified for management reporting, goodwill has been attributed to the above business areas.

Of a total 2,023 million euro in goodwill for 2006, 1,994 million euro was attributable to the business area "Banking", while the remaining 29 million euro was attributable to the area "Savings and Assurance". The impairment test carried out on the two business areas did not reveal any impairment in the goodwill.

13.2 Intangible assets: annual changes

13.2.1 Intangible assets: annual changes attributable to the banking group

(€/mil)

	Goodwill	Other intangible assets: generated internally		Other intangible assets: other		Total as at 31/12/2006
		Definite life	Indefinite life	Definite life	Indefinite life	
A. Opening balance	**728**	**466**	-	**260**	-	**1,454**
A.1 Total net decreases in value	1	297	-	181	-	479
A.2 Net opening balance	727	169	-	79	-	975
B. Increases	**1,267**	**133**	-	**53**	-	**1,453**
B.1 Purchases	1,267	109	-	51	-	1,427
B.1.1 Business combinations	*1,267*	-	-	-	-	*1,267*
B.2 Increases in internal intangible assets	X	23	-	1	-	24
B.3 Write-backs	X	-	-	-	-	-
B.4 Negative fair value changes:	-	-	-	-	-	-
- net shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	1	-	1	-	2
C. Decreases	-	**(112)**	-	**(76)**	-	**(188)**
C.1 Sales	-	-	-	(6)	-	(6)
C.2 Adjustments	-	(112)	-	(50)	-	(162)
- Amortization	X	(112)	-	(50)	-	(162)
- Write-downs	-	-	-	-	-	-
+ net shareholders' equity	X	-	-	-	-	-
+ statement of income	-	-	-	-	-	-
C.3 Negative fair value changes:	-	-	-	-	-	-
- net shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
C.4 Transfer to discontinued operations	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-	-	(20)	-	(20)
D. Net closing balance	1,994	190	-	56	-	2,240
D.1 Total net adjustments	1	216	-	187	-	404
E. Gross closing balance	1,995	406	-	243	-	2,644
F. Valued at cost	-	-	-	-	-	-

Sub-caption F – Valued at cost has not been included as, in accordance with Bank of Italy Circular no. 262, it is required only for intangible assets designated at fair value in accounts.

13.2.2 Intangible assets: annual changes attributable to insurance companies

(€/mil)

	Goodwill	Other intangible assets: generated internally		Other intangible assets: other		Total as at 31/12/2006
		Definite life	Indefinite life	Definite life	Indefinite life	
A. Opening balance	29	4	-	15	-	48
A.1 Total net decreases in value	-	4	-	11	-	15
A.2 Net opening balance	29	-	-	4	-	33
B. Increases	-	-	-	45	-	45
B.1 Purchases	-	-	-	28	-	28
B.2 Increases in internal intangible assets	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Negative fair value changes:	-	-	-	-	-	-
- net shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	17	-	17
C. Decreases	-	-	-	(13)	-	(13)
C.1 Sales	-	-	-	-	-	-
C.2 Adjustments	-	-	-	(12)	-	(12)
- Amortization	X	-	-	(12)	-	(12)
- Write-downs	-	-	-	-	-	-
+ net shareholders' equity	X	-	-	-	-	-
+ statement of income	-	-	-	-	-	-
C.3 Negative fair value changes:	-	-	-	-	-	-
- net shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
C.4 Transfer to discontinued operations	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-	-	(1)	-	(1)
D. Net closing balance	29	-	-	36	-	65
D.1 Total net adjustments	-	4	-	23	-	27
E. Gross closing balance	29	4	-	59	-	92
F. Valued at cost	-	-	-	-	-	-

Sub-caption F – Valued at cost has not been included as, in accordance with Bank of Italy Circular no. 262, it is required only for intangible assets designated at fair value in accounts.

13.2.3 Intangible assets: annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

13.3 Other information

The Group has no significant commitments to purchase intangible assets.

Amortization rates for intangible assets

Intangible assets with limited useful life	Total as at 31/12/2006	Total as at 31/12/2005
	Amortization rate applied (range %)	Amortization rate applied (range %)
Software yet to be implemented	-	-
Software in use	33.33%	33.33%

SECTION 14 - TAX ASSETS AND LIABILITIES –CAPTION 140 UNDER ASSETS AND CAPTION 80 UNDER LIABILITIES

Tax assets and liabilities are as follows:

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
Tax assets	2,526	164	-	2,690	2,728
current	894	8	-	902	988
deferred	1,632	156	-	1,788	1,740
Tax liabilities	(783)	(186)	-	(969)	(860)
current	(408)	(5)	-	(413)	(216)
deferred	(375)	(181)	-	(556)	(644)

The following tables provide details on deferred tax assets and liabilities and their movements. With regard to their break-down, they are essentially related to taxable income or deductible losses for Italian companies in future years.

14.1 Deferred tax assets: break-down

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
Corresponding statement of income caption	1,339	44	-	1,383	1,136
1 Provisions and reserves	533	-	-	533	390
2 Loans	181	1	-	182	202
3 Losses carried forward	18	-	-	18	4
4 Other	607	43	-	650	540
Corresponding shareholders' equity caption	293	112	-	405	604
1 Cash flow hedge	6	-	-	6	14
2 Recognition of actuarial losses	56	-	-	56	98
3 Available-for-sale assets	1	12	-	13	-
4 Compensated goodwill pursuant to D.Lgs. 87/92	226	-	-	226	226
5 Adjustments on technical insurance reserves	-	90	-	90	182
6 Other	4	10	-	14	84

In 2006 and 2005 the residual categories "other" also include tax adjustments consequent upon the assessment of taxable income in accordance with criteria other than the IAS/IFRS. Tax credits have also been included for insurance companies, relating to duties paid to Inland Revenue on actuarial reserves, in accordance with Decree Law no. 209/2002.

14.2 Deferred tax liabilities: break-down

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
Corresponding statement of income caption	300	52	-	352	192
1 Securities at fair value	2	30	-	32	27
2 Deductible generic loan losses	105	-	-	105	119
3 Other	193	22	-	215	46
Corresponding shareholders' equity caption	75	129	-	204	452
1 Reserves pursuant to Law 169/83	4	-	-	4	4
2 Reserves pursuant to Law 213/98	8	-	-	8	8
3 Financial instruments of the insurance business	-	69	-	69	228
4 Available-for-sale assets	51	34	-	85	37
5 Other	12	26	-	38	175

The residual categories "other" for the years 2005 and 2006 also include tax adjustments consequent upon the assessment of taxable income in accordance with criteria other than the IAS/IFRS.

14.3 Change in deferred tax assets (with corresponding caption under statement of income)

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Initial amount	**1,067**	**69**	**-**	**1,136**	**1,269**
2. Increases	**720**	**42**	**-**	**762**	**687**
2.1 Deferred tax assets recognized during the year	452	42	-	494	642
a) from previous years	17	-	-	17	7
b) due to adoption of different accounting standards	-	-	-	-	278
c) write-backs	3	-	-	3	-
d) other	432	42	-	474	357
2.2 New taxes or increases in fiscal rates	122	-	-	122	-
2.3 Other increases	146	-	-	146	45
3. Decreases	**(448)**	**(67)**	**-**	**(515)**	**(820)**
3.1 Deferred tax assets cancelled during the year	(263)	(50)	-	(313)	(498)
a) reallocation	(245)	(50)	-	(295)	(498)
b) writedowns due to irrecoverability	(18)	-	-	(18)	-
c) due to adoption of different accounting standards	-	-	-	-	-
3.2 Decreases in fiscal rates	-	-	-	-	-
3.3 Other decreases	(185)	(17)	-	(202)	(322)
4. Final amount	**1,339**	**44**	**-**	**1,383**	**1,136**

"Other increases" includes 33 million euro in relation to newly consolidated companies. "Other decreases", on the other hand, includes 17 million euro relating to companies excluded from consolidation in 2006.

"Other decreases" for the year 2005 include, with no impact on the statement of income, 194 million euro for redistribution of tax amounts entered as open balances in the deferred tax assets for FTA (IAS/IFRS) which, following the clarifications introduced by Bank of Italy Circular 262, have been entered (net amount) in prepaid assets.

14.4 Change in deferred tax liabilities (with corresponding caption under statement of income)

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Initial amount	**176**	**16**	**-**	**192**	**141**
2. Increases	**169**	**38**	**-**	**207**	**199**
2.1 Deferred tax liabilities recognized during the year	43	33	-	76	124
a) from previous years	2	-	-	2	-
b) due to adoption of different accounting standards	-	-	-	-	87
c) other	41	33	-	74	37
2.2 New taxes or increases in fiscal rates	2	4	-	6	-
2.3 Other increases	124	1	-	125	75
3. Decreases	**(45)**	**(2)**	**-**	**(47)**	**148**
3.1 Deferred tax liabilities cancelled during the year	(34)	(2)	-	(36)	78
a) reallocation	(14)	(2)		(16)	74
b) due to adoption of different accounting standards	-	-	-	-	-
c) other	(20)	-	-	(20)	4
3.2 Decreases in fiscal rates	-	-	-	-	-
3.3 Other decreases	(11)	-	-	(11)	70
4. Final amount	**300**	**52**	**-**	**352**	**192**

"Other increases" includes 69 million euro relating to newly consolidated companies, and 45 million euro in offsetting relating to taxes stated in a balancing entry to shareholders' equity.

14.5 Change in deferred tax assets (with corresponding caption under net shareholders' equity)

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Initial amount	**346**	**258**	-	**604**	**237**
2. Increases	**4**	**26**	-	**30**	**526**
2.1 Deferred tax assets recognized during the year	3	-	-	3	524
a) from previous years	-	-	-	-	-
b) due to adoption of different accounting standards	1	-	-	1	523
c) other	2	-	-	2	1
2.2 New taxes or increases in fiscal rates	-	-	-	-	-
2.3 Other increases	1	26	-	27	2
3. Decreases	**(57)**	**(172)**	-	**(229)**	**(159)**
3.1 Deferred tax assets cancelled during the year	(46)	(152)	-	(198)	(16)
a) reallocation	(46)	(152)	-	(198)	(16)
b) writedowns due to irrecoverability	-	-	-	-	-
c) due to adoption of different accounting standards	-	-	-	-	-
3.2 Decreases in fiscal rates	-	-	-	-	-
3.3 Other decreases	(11)	(20)	-	(31)	(143)
4. Final amount	**293**	**112**	-	**405**	**604**

The "taxes recognized during the year - due to adoption of different accounting standards" for the year 2005 also included 98 million euro relating to actuarial losses charged to shareholders' equity.

14.6 Change in deferred tax liabilities (with corresponding caption under shareholders' equity)

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Initial amount	**117**	**335**	-	**452**	**338**
2. Increases	**28**	**51**	-	**79**	**388**
2.1 Deferred tax liabilities recognized during the year	17	-	-	17	363
a) from previous years	-	-	-	-	-
b) due to adoption of different accounting standards	-	-	-	-	351
c) other	17	-	-	17	12
2.2 New taxes or increases in fiscal rates	-	-	-	-	20
2.3 Other increases	11	51	-	62	5
3. Decreases	**(70)**	**(257)**	-	**(327)**	**(274)**
3.1 Deferred tax liabilities cancelled during the year	(66)	(257)	-	(323)	(12)
a) reallocation	(19)	(257)	-	(276)	-
b) due to adoption of different accounting standards	-	-	-	-	-
c) other	(47)	-	-	(47)	(12)
3.2 Decreases in fiscal rates	-	-	-	-	-
3.3 Other decreases	(4)	-	-	(4)	(262)
4. Final amount	**75**	**129**	-	**204**	**452**

"Other decreases" for the year 2005 include, with no impact on the statement of income, 194 million euro for redistribution of tax amounts entered as open balances in the deferred tax for FTA (IAS/IFRS) which, following the clarifications introduced by Bank of Italy Circular 262, have been entered (net amount) in prepaid assets. For insurance companies, returns refer chiefly to movements in the AFS reserve and the connected shadow accounting reserve.

14.7 Other information

As of 2004, SANPAOLO IMI and certain Group companies have adopted the "domestic tax consolidation" system governed by Articles 117-129 of the Italian Consolidation Act on Income Taxes, enacted by D.Lgs. no. 344/2003. Reported below is the full list of companies included within the scope of consolidation for 2006.

Holding companies:
- SANPAOLO IMI

Subsidiary companies:
- Cassa di Risparmio di Padova e Rovigo
- Cassa di Risparmio di Venezia
- Cassa di Risparmio in Bologna
- Friulcassa
- Sanpaolo Banca dell'Adriatico
- Sanpaolo Banco di Napoli
- Banca IMI
- Banca OPI
- Emil Europe '92 Srl in liquidation
- FIN.OPI
- Immobiliare 21 Srl
- IMI Investimenti
- Sanpaolo Fiduciaria
- Sanpaolo IMI Internazionale
- Sanpaolo IMI Insurance Broker
- Sanpaolo Leasint
- Eurizon Financial Group
- EurizonVita
- Banca Fideuram
- Fideuram Fiduciaria
- Fideuram Investimenti SGR
- Eurizon Capital SGR
- Eurizon Alternative Investments SGR
- Sanpaolo Invest SIM
- Universo Servizi
- Sanpaolo IMI Investimenti per lo Sviluppo SGR
- Sanpaolo IMI Fondi Chiusi SGR
- Neos Banca
- Neos Finance
- Consumer Financial Services Srl

Information on principal tax litigation can be found in Part B – Section 12 - Provisions for risks and charges - of these Notes.

SECTION 15 - NON-CURRENT ASSETS AND DISCONTINUED OPERATIONS AND ASSOCIATED LIABILITIES – CAPTION 150 UNDER ASSETS AND CAPTION 90 UNDER LIABILITIES

15.1 Non-current assets and discontinued operations: break-down by type of asset

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
A. Individual assets					
A.1 Equity shareholdings	4	-	-	4	9
A.2 Tangible assets	37	-	-	37	40
A.3 Intangible assets	-	-	-	-	-
A.4 Other non-current assets	-	-	-	-	-
Total A	41	-	-	41	49
B. Groups of assets (business units sold)					
B.1 Financial assets held for trading	22	-	-	22	29
B.2 Financial assets designated as at fair value	-	-	-	-	-
B.3 Available-for-sale financial assets	-	-	-	-	-
B.4 Financial assets held to maturity	-	-	-	-	-
B.5 Loans to banks	33	-	-	33	66
B.6 Loans to customers	24	-	-	24	41
B.7 Equity shareholdings	-	-	-	-	-
B.8 Tangible assets	1	-	-	1	-
B.9 Intangible assets	1	-	-	1	-
B.10 Other assets	54	-	-	54	35
Total B	135	-	-	135	171
C. Liabilities on single discontinued operations					
C.1 Payables	-	-	-	-	-
C.2 Securities	-	-	-	-	-
C.3 Other liabilities	-	-	-	-	-
Total C	-	-	-	-	-
D. Liabilities on discontinued operations					
D.1 Due to banks	-	-	-	-	12
D.2 Due to customers	63	-	-	63	86
D.3 Securities issued	-	-	-	-	-
D.4 Financial liabilities held for trading	-	-	-	-	-
D.5 Financial liabilities designated as at fair value	-	-	-	-	-
D.6 Provisions	78	-	-	78	25
D.7 Other liabilities	24	-	-	24	41
Total D	165	-	-	165	164

The caption equity shareholdings (individual assets) for 2005 referred to the subsidiary Sanpaolo IMI Private Equity Scheme B.V. (subsidiary company of Sanpaolo IMI Private Equity). The figure for 2006 is essentially comprised of the residual share (30%) held in GEST Line by the Parent Bank.

The caption tangible assets refers to portfolio assets to be sold to the Parent Bank and to the network banks.

Discontinued operations (and associated liabilities) include entries referring to a number of French companies belonging to the former Fideuram Wargny Group.

In 2005, the Board of Directors of Banca Fideuram moved to consider potential opportunities to dispose of the Fideuram Wargny Group.

At the close of 2006, the sale process had not reached a totally successful outcome. Nevertheless, on 26 June 2006, the online brokerage branch of Banque Privée Fideuram Wargny was sold to Bourse Direct (a subsidiary of the Viel & Cie Group, a leading operator on the French market) for a price of six million euro.

Due to the interruption of negotiations with Euroland Finance, considered a potential purchaser for Banque Priveè Fideuram Wargny, Banca Fideuram decided to proceed with the liquidation of Banque Privée and its subsidiary Fideuram Wargny Gestion S.A. The focus of liquidation will be to attain the greatest value possible for the corporate assets from parties interested in their acquisition.

On 6 September 2006, the Board of Directors of Banca Fideuram approved the resolution to establish Euro-Tresorerie S.A., a treasury company created specifically to manage the financial assets owned by Banca Fideuram. The controlling stake held in Euro-Tresorerie S.A. (former W.D.W. S.A.) was transferred from Banque Privée Fideuram Wargny to Financière Fideuram in the third quarter of the year so as to guarantee a direct chain of control. Operations for Euro-Tresorerie were launched in the fourth quarter of the year, involving a capital increase from Financière Fideuram, which in turn was recapitalized by Banca Fideuram, for a total of 200 million euro.

These operating decisions resulted in the full line-by-line reconsolidation of the holding Financière Fideuram, of Euro-Tresorerie and of Fideuram Wargny Gestion SAM, which at 31/12/2005 were entered as "discontinued operations".

15.2 Other information

During 2006, the SANPAOLO IMI Group sold its entire tax collection branch to Riscossioni S.p.A. The disposal of the business branch was finalized in the second half of the year; hence, in the half year report for 2006, assets and liabilities relating to the tax collection subsidiary GEST Line were recognized and entered as "Non-current assets and discontinued operations".

15.3 Information on equity shareholdings in companies subject to significant influence but not carried at equity

At 31 December 2006, the Group did not perform such entries.

SECTION 16 - OTHER ASSETS – CAPTION 160

16.1 Other assets: break-down

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
Unprocessed transactions	1,093	-	-	1,093	2,586
Amounts in transit with bank branches and subsidiaries	1,250	59	-	1,309	641
Amounts related to insurance business	-	277	-	277	532
Amounts due from tax authorities	71	431	-	502	326
Items related to securities transactions	262	-	-	262	268
Deposit at Bank of Italy in connection with Isveimer liquidation	58	-	-	58	58
Checks and other instruments held	64	-	-	64	36
Deposits with clearing houses	12	-	-	12	31
Deposit at Bank of Italy in relation to settlement of SGA losses	7	-	-	7	7
Other items (*)	2,185	-	-	2,185	1,970
Total	**5,002**	**767**	**-**	**5,769**	**6,455**

(*) The "other items" also include 1.3 million euro referred to the net carrying amount of the credit of the parent bank arising out of the sentence of the Supreme Court in relation to the IMI SIR dispute. See Part E of these explanatory Notes for further information on this dispute.

Liabilities

SECTION 1 - DUE TO BANKS – CAPTION 10

1.1 Due to banks: break-down by type

(€/mil)

Transaction type/Group companies	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Due to central banks	3,628	-	-	3,628	3,210
2. Due to banks	35,161	124	-	35,285	32,472
2.1 Current accounts and demand deposits	5,086	-	-	5,086	4,853
2.2 Tied deposits	16,425	-	-	16,425	11,793
2.3 Financing	10,414	-	-	10,414	9,481
2.3.1 financial leasing	-	-	-	-	-
2.3.2 other	10,414	-	-	10,414	9,481
2.4 Debts for repurchase of own equity securities	100	-	-	100	7
2.5 Liabilities corresponding to assets sold and not cancelled	2,982	-	-	2,982	6,078
2.5.1 reverse repurchase agreements	2,982	-	-	2,982	6,078
2.5.2 others	-	-	-	-	-
2.6 Other amounts due	154	124	-	278	260
Total	38,789	124	-	38,913	35,682
Fair Value	38,793	124	-	38,917	35,773

1.2 Break-down of caption 10 "Due to banks": subordinated liabilities

At 31 December 2006 there were no subordinated liabilities due to banks.

1.3 Break-down of caption 10 "Due to banks": structured liabilities

The SANPAOLO IMI Group does not have structured liabilities.

1.4 Break-down of caption 10 "Due to banks": debts subject to micro-hedging

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Debts subject to fair value hedging	249	78
a) interest rate risk	249	78
b) exchange rate risk	-	-
c) other risks	-	-
2. Debts subject to cash flow hedging	84	1,633
a) interest rate risk	84	1,633
b) exchange rate risk	-	-
c) other	-	-
Total	333	1,711

1.5 Liabilities for financial leases

At 31 December 2006 and at 31 December 2005 the Group did not have significant liabilities for financial leases.

SECTION 2 - DUE TO CUSTOMERS – CAPTION 20

2.1 Due to customers: break-down by type

(€/mil)

Transaction type/Group compartment	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Current accounts and demand deposits	78,666	-	-	78,666	74,562
2. Tied deposits	8,352	-	-	8,352	5,734
3. Public funds administered	144	-	-	144	145
4. Financing	14,291	-	-	14,291	585
4.1 financial leasing	-	-	-	-	77
4.2 other	14,291	-	-	14,291	508
5. Debts for repurchase of own equity securities	85	-	-	85	79
6. Liabilities corresponding to assets sold and not cancelled	3,451	-	-	3,451	10,545
6.1 reverse repurchase agreements	3,449	-	-	3,449	10,545
6.2 other	2	-	-	2	-
7. Other amounts due	504	-	-	504	656
Total	**105,493**	-	-	**105,493**	**92,306**
Fair value	**105,493**	-	-	**105,493**	**92,306**

2.2 Break-down of caption 20 "Due to customers": subordinated liabilities

At 31 December 2006 and at 31 December 2005 the Group did not have significant positions relative to subordinated liabilities due to customers.

2.3 Break-down of caption 20 "Due to customers": structured liabilities

The SANPAOLO IMI Group does not have structured liabilities.

2.4 Break-down of caption 20 "Due to customers": debts subject to micro-hedging

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Debts subject to fair value hedging	-	110
a) interest rate risk	-	110
b) exchange rate risk	-	-
c) other risks	-	-
2. Debts subject to cash flow hedging	45	-
a) interest rate risk	45	-
b) exchange rate risk	-	-
c) other	-	-
Total	**45**	**110**

2.5 Break-down of caption 20 "Due to customers": liabilities for financial leasing

At 31 December 2006 and at 31 December 2005 the Group did not have significant debt positions for financial leasing.

SECTION 3 - SECURITIES ISSUED – CAPTION 30

3.1 Securities issued: break-down by type

(€/mil)

Type of security/Group compartment	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
A. Listed securities	15,314	15,326	-	-	-	-	15,314	15,326	13,698	13,953
1. Bonds	14,295	14,307	-	-	-	-	14,295	14,307	10,056	10,311
1.1 structured	566	568	-	-	-	-	566	568	==	==
1.2 other	13,729	13,739	-	-	-	-	13,729	13,739	==	==
2. Other securities	1,019	1,019	-	-	-	-	1,019	1,019	3,642	3,642
2.1 structured	-	-	-	-	-	-	-	-	-	-
2.2 other	1,019	1,019	-	-	-	-	1,019	1,019	3,642	3,642
B. Unlisted securities	40,598	40,511	2	2	-	-	40,600	40,513	33,287	33,287
1. Bonds	26,931	26,844	2	2	-	-	26,933	26,846	24,415	24,415
1.1 structured	1,598	1,598	-	-	-	-	1,598	1,598	==	==
1.2 other	25,333	25,246	2	2	-	-	25,335	25,248	==	==
2. Other securities	13,667	13,667	-	-	-	-	13,667	13,667	8,872	8,872
2.1 structured	-	-	-	-	-	-	-	-	-	-
2.2 other	13,667	13,667	-	-	-	-	13,667	13,667	8,872	8,872
Total	55,912	55,837	2	2	-	-	55,914	55,839	46,985	47,240

3.2 Break-down of caption 30 "Securities issued": subordinated securities

The full list of subordinated securities can be found in Part F – Information on the consolidated balance sheet of these Notes. At 31 December 2006, subordinated securities totaled 8,012 million euro (6,219 million at 31 December 2005).

3.3 Break-down of caption 30 "Securities issued": securities subject to micro-hedging

(€/mil)

Type of transaction/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Securities subject to fair value hedging	22,566	21,669
a) interest rate risk	22,197	21,669
b) exchange rate risk	-	-
c) other risks	369	-
2. Securities subject to cash flow hedging	1,260	889
a) interest rate risk	1,260	889
b) exchange rate risk	-	-
c) other	-	-
Total	23,826	22,558

SECTION 4 - FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: break-down by type

(€/mil)

Type of transaction/Value	Banking group				Insurance companies				Other companies				Total as at 31/12/2006				Total as at 31/12/2005			
	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)
A. On-balance sheet liabilities																				
1. Due to banks	42	173	1	174	-	-	-	-	-	-	-	-	42	173	1	174	39	151	5	==
2. Due to customers	1,865	1,758	4	1,761	-	-	-	-	-	-	-	-	1,865	1,758	4	1,761	1,905	2,150	39	==
3. Debt securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.1.1 Structured	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
3.1.2 Other bonds	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
3.2 Other securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3.2.1 Structured	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
3.2.2 Other	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
Total A	1,907	1,931	5	1,935	-	-	-	-	-	-	-	-	1,907	1,931	5	1,935	1,944	2,301	44	X
B. Derivatives																				
1. Financial derivatives	X	904	6,700	X	X	-	79	X	X	-	-	X	X	904	6,779	X	X	648	8,329	X
1.1 Held for trading	X	904	6,451	X	X	-	32	X	X	-	-	X	X	904	6,483	X	X	==	==	X
1.2 Connected with the fair value option	X	-	14	X	X	-	47	X	X	-	-	X	X	-	61	X	X	==	==	X
1.3 Other	X	-	235	X	X	-	-	X	X	-	-	X	X	-	235	X	X	==	==	X
2. Credit derivatives	X	-	45	X	X	-	-	X	X	-	-	X	X	-	45	X	X	-	20	X
2.1 Held for trading	X	-	45	X	X	-	-	X	X	-	-	X	X	-	45	X	X	-	20	X
2.2 Connected with the fair value option	X	-	-	X	X	-	-	X	X	-	-	X	X	-	-	X	X	-	-	X
2.3 Other	X	-	-	X	X	-	-	X	X	-	-	X	X	-	-	X	X	-	-	X
Total B	X	904	6,745	X	X	-	79	X	X	-	-	X	X	904	6,824	X	X	648	8,349	X
Total A+B	X	2,835	6,750	X	X	-	79	X	X	-	-	X	X	2,835	6,829	X	X	2,949	8,393	X

(*) Fair value calculated excluding variations due to changes in the issuer's creditworthiness compared with the issue date.

The financial liabilities held for trading at 31 December 2006 and at 31 December 2005 mainly included the portfolios held by Banca IMI in relation to its trading on the financial markets, and were essentially technical losses on securities.

4.2 Break-down of caption 40 "Financial liabilities held for trading": subordinated liabilities

At 31 December 2006 and at 31 December 2005, the Group did not hold subordinated liabilities held for trading.

4.3 Break-down of caption 40 "Financial liabilities held for trading": structured liabilities

At 31 December 2006 and at 31 December 2005, the Group did not hold significant structured liabilities held for trading.

4.4 Financial liabilities held for trading: derivative instruments

4.4.1 Financial liabilities held for trading: derivative instruments attributable to the banking group

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total as at 31/12/2006	Total as at 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	3	-	901	-	-	904	647
with underlying asset exchange	2	-	29	-	-	31	260
- issued options	-	-	28	-	-	28	-
- other derivatives	2	-	1	-	-	3	260
without underlying asset exchange	1	-	872	-	-	873	387
- issued options	1	-	872	-	-	873	387
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	-
Total A	3	-	901	-	-	904	647
B. Unlisted derivatives							
1) Financial derivatives:	5,684	484	485	-	47	6,700	8,214
with underlying asset exchange	-	468	64	-	-	532	371
- issued options	-	114	63	-	-	177	115
- other derivatives	-	354	1	-	-	355	256
without underlying asset exchange	5,684	16	421	-	47	6,168	7,843
- issued options	874	4	356	-	16	1,250	962
- other derivatives	4,810	12	65	-	31	4,918	6,881
2) Credit derivatives:	-	-	-	45	-	45	20
with underlying asset exchange	-	-	-	45	-	45	17
without underlying asset exchange	-	-	-	-	-	-	3
Total B	5,684	484	485	45	47	6,745	8,234
Total (A + B)	5,687	484	1,386	45	47	7,649	8,881

4.4.2 Financial liabilities held for trading: derivative instruments attributable to insurance companies

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total as at 31/12/2006	Total as at 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	-	-	-	-	-	-	1
with underlying asset exchange	-	-	-	-	-	-	-
- issued options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	1
- issued options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	1
2) Credit derivatives:	-	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	1
B. Unlisted derivatives							
1) Financial derivatives:	69	10	-	-	-	79	115
with underlying asset exchange	-	10	-	-	-	10	-
- issued options	-	-	-	-	-	-	-
- other derivatives	-	10	-	-	-	10	-
without underlying asset exchange	69	-	-	-	-	69	115
- issued options	-	-	-	-	-	-	115
- other derivatives	69	-	-	-	-	69	-
2) Credit derivatives:	-	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-	-
Total B	69	10	-	-	-	79	115
Total (A + B)	69	10	-	-	-	79	116

4.4.3 Financial liabilities held for trading: derivative instruments attributable to other companies

At 31 December 2006 and at 31 December 2005, the SANPAOLO IMI Group did not hold any such liabilities.

4.5 On-balance sheet financial liabilities held for trading (excluding "technical losses"): annual changes

(€/mil)

	Due to banks	Due to customers	Securities issued	Total
A. Opening balance	4	55	-	59
B. Increases	-	-	-	-
B1. Issues	-	-	-	-
B2. Sales	-	-	-	-
B3. Positive fair value changes	-	-	-	-
B4. Other changes	-	-	-	-
C. Decreases	(4)	(33)	-	(37)
C1. Purchases	-	-	-	-
C2. Reimbursement	-	(33)	-	(33)
C3. Negative fair value changes	-	-	-	-
C4. Other changes	(4)	-	-	(4)
D. Closing balance	-	22	-	22

SECTION 5 - FINANCIAL LIABILITIES DESIGNATED AS AT FAIR VALUE – CAPTION 50

5.1 Financial liabilities designated as at fair value: break-down by type

(€/mil)

Type of transaction/Value	Banking group				Insurance companies				Other companies				Total as at 31/12/2006				Total as at 31/12/2005			
	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)	Nominal or notional value	Fair Value Listed	Fair Value Unlisted	Fair Value (*)
1. Due to banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	==
1.1 Structured	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
1.2 Other	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
2. Due to customers	4	-	4	4	22,797	-	22,797	22,797	-	-	-	-	22,801	-	22,801	22,801	22,317	-	22,317	==
2.1 Structured	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X	-	-	-	X
2.2 Other	4	-	4	X	22,797	-	22,797	X	-	-	-	X	22,801	-	22,801	X	-	-	-	X
3. Debt securities	3,216	-	3,175	3,179	181	-	181	181	-	-	-	-	3,397	-	3,356	3,360	3,559	-	3,622	==
3.1 Structured	3,216	-	3,175	X	-	-	-	X	-	-	-	X	3,216	-	3,175	X	-	-	-	X
3.2 Other	-	-	-	X	181	-	181	X	-	-	-	X	181	-	181	X	-	-	-	X
Total	**3,220**	**-**	**3,179**	**3,183**	**22,978**	**-**	**22,978**	**22,978**	**-**	**-**	**-**	**-**	**26,198**	**-**	**26,157**	**26,161**	**25,876**	**-**	**25,939**	**==**

(*) Fair value calculated excluding variations due to changes in the issuer's creditworthiness compared with the issue date.

Liabilities designated as at fair value at 31 December 2005 traditionally include amounts collected by the Group's insurance companies through the issuing of mainly financial policies against investments where the risks are borne wholly by the subscribers. The amount of assets designated as at fair value which relates to the insurance business was 22,413 million euro.

The nominal value of policies relating to the insurance business is indicated at fair value.

5.2 Detail of caption 50 "Financial liabilities designated as at fair value": subordinated liabilities

At 31 December 2006 and at 31 December 2005, the Group did not hold subordinated liabilities designated at fair value.

5.3 Financial liabilities designated as at fair value: annual changes

(€/mil)

	Due to banks	Due to customers	Securities issued	Total
A. Opening balance	-	22,317	3,622	25,939
B. Increases	-	3,902	646	4,548
B1. Issues	-	3,211	599	3,810
B2. Sales	-	-	36	36
B3. Positive fair value changes	-	688	-	688
B4. Other changes	-	3	11	14
C. Decreases	-	(3,418)	(912)	(4,330)
C1. Purchases	-	-	(46)	(46)
C2. Reimbursement	-	(3,167)	(798)	(3,965)
C3. Negative fair value changes	-	(46)	-	(46)
C4. Other changes	-	(205)	(68)	(273)
D. Closing balance	-	22,801	3,356	26,157

SECTION 6 - HEDGING DERIVATIVES – CAPTION 60

6.1 Hedging derivatives: break-down by type of contract and underlying asset

6.1.1 Hedging derivatives: break-down by type of contract and underlying asset attributable to the banking group

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total
A. Listed						
1) Financial derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted						-
1) Financial derivatives:	849	132	1	-	-	982
with underlying asset exchange	-	132	-	-	-	132
- issued options	-	-	-	-	-	-
- other derivatives	-	132	-	-	-	132
without underlying asset exchange	849	-	1	-	-	850
- issued options	4	-	-	-	-	4
- other derivatives	845	-	1	-	-	846
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total B	849	132	1	-	-	982
Total (A + B) as at 31/12/2006	849	132	1	-	-	982
Total (A + B) as at 31/12/2005	293	433	-	-	3	729

6.1.2 Hedging derivatives: break-down by type of contract and underlying asset attributable to the insurance companies

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total
A. Listed						
1) Financial derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted						-
1) Financial derivatives:	37	-	-	-	-	37
with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without underlying asset exchange	37	-	-	-	-	37
- issued options	37	-		-	-	37
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
with underlying asset exchange	-	-	-	-	-	-
without underlying asset exchange	-	-	-	-	-	-
Total B	37	-	-	-	-	37
Total (A + B) as at 31/12/2006	37	-	-	-	-	37
Total (A + B) as at 31/12/2005	-	-	1	-	-	1

6.1.3 Hedging derivatives: break-down by type of contract and underlying asset attributable to other companies

At 31 December 2006 and at 31 December 2005 the SANPAOLO IMI Group did not hold any such derivatives.

6.2 Hedging derivatives: break-down by hedged portfolio and type of hedging

At 31 December 2006 and at 31 December 2005 the hedging derivatives recognized at liabilities caption 60 represent the market evaluation of specific fair value hedges transactions against the banking book. Further information on the Group's risk coverage policies can be found in Part E of these Notes.

6.2.1 Hedging derivatives: break-down by hedged portfolio and type of hedging attributable to the banking group

(€/mil)

Transaction/Hedging type	Fair value hedge						Cash flow hedge	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange risk	Credit risk	Price risk	Other risks			
1. Available-for-sale financial assets	157	-	-	-	-	X	-	X
2. Loans	329	-	-	X	-	X	-	X
4. Financial assets held to maturity	X	-	-	X	-	X	-	X
5. Portfolio	X	X	X	X	X	-	X	-
Total assets	486	-	-	-	-	-	-	-
1. Financial liabilities	289	-	-	-	118	X	18	X
4. Portfolio	X	X	X	X	X	71	X	-
Total liabilities	289	-	-	-	118	71	18	-

6.2.2 Hedging derivatives: break-down by hedged portfolio and type of hedging attributable to insurance companies

(€/mil)

Transaction/Hedging type	Fair value hedge						Cash flow hedge	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange risk	Credit risk	Price risk	Other risks			
1. Available-for-sale financial assets	37	-	-	-	-	X	-	X
2. Loans	-	-	-	X	-	X	-	X
4. Financial assets held to maturity	X	-	-	X	-	X	-	X
5. Portfolio	X	X	X	X	X	-	X	-
Total assets	37	-	-	-	-	-	-	-
1. Financial liabilities	-	-	-	-	-	X	-	X
4. Portfolio	X	X	X	X	X	-	X	-
Total liabilities	-	-	-	-	-	-	-	-

6.2.3 Hedging derivatives: break-down by hedged portfolio and type of hedging attributable to insurance companies

At 31 December 2005 the SANPAOLO IMI Group did not hold any such derivatives.

SECTION 7 - FAIR VALUE CHANGES OF MACRO-HEDGED FINANCIAL LIABILITIES - CAPTION 70

7.1 Fair value changes of hedged liabilities

(€/mil)

Fair value changes of hedged liabilities	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Positive adjustment of financial liabilities	-	-	-	-	2
2. Negative adjustment of financial liabilities	(97)	-	-	(97)	(37)
Total	(97)	-	-	(97)	(35)

7.2 Liabilities subject to macro-hedging of interest-rate risk: break-down

At 31 December 2006 and at 31 December 2005 the balance of the changes in value of liabilities subject to macro-hedging (MCH) against interest rate risk is recorded in this caption. Taking advantage of the option that emerged in the definition of the carve out IAS 39, the Group adopted the abovementioned macro-hedging, limited to coverage of core deposits.

SECTION 8 - TAX LIABILITIES – CAPTION 80

For information on this section, see Section 14 of Assets.

SECTION 9 - LIABILITIES ON DISCONTINUED OPERATIONS – CAPTION 90

Break-down of and comments on the liabilities associated with assets being disposed of can be found at the corresponding assets in section 15 of Assets.

SECTION 10 - OTHER LIABILITIES – CAPTION 100

10.1 Other liabilities

(€/mil)

	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
Unprocessed transactions and amounts in transit with bank branches and subsidiaries	3,883	4	-	3,887	3,010
Amounts available to minority interests	1,811	-	-	1,811	1,902
Amounts relating to insurance business	-	1,108	-	1,108	1,656
Tax payment accounts	-	-	-	-	642
Amounts due to personnel	508	7	-	515	460
Impairment debts	156	-	-	156	354
Due to tax authorities	299	109	-	408	271
Illiquid balances from portfolio transactions	177	-	-	177	159
Amounts payable due to settlement value date	82	-	-	82	153
Other items	1,805	-	-	1,805	1,966
Total	**8,721**	**1,228**	-	**9,949**	**10,573**

At 31 December 2006, the caption "Other items" included 58 million euro and seven million euro respectively for amounts to pay to the Bank of Italy for the Isveimer liquidation and for SGA loans to be restored (58 million euro and seven million euro at 31 December 2005).

SECTION 11 - PROVISIONS FOR EMPLOYEE TERMINATION INDEMNITIES – CAPTION 110

11.1 Provisions for employee termination indemnities: annual changes

(€/mil)

Caption/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006
A. Opening balance	**997**	4	-	**1,001**
B. Increases	122	15	-	137
B.1 Provisions during the year	83	1	-	84
B.2 Other increases	39	14	-	53
C. Decreases	(131)	(1)	-	(132)
C.1 Amounts paid	(54)	(1)	-	(55)
C.2 Other decreases	(77)	-	-	(77)
D. Closing balance	**988**	**18**	-	**1,006**

In 2005, the other increases included 99 million euro relating to the recording of actuarial losses, on the basis of the assessment of an independent actuary, offset against a specifically set-up reserve (66 million euro after the recognition of deferred tax assets of 33 million euro). In 2006 the independent assessment again recorded actuarial losses, for a total of 51 million euro, which were offset against the specific reserve. After the recognition of deferred tax assets, the reserve for employee termination indemnities totaled 34 million euro.

Other changes in the figure include the transfer of funds from banking group companies to insurance companies. Other increases are related to the effects of the full, line-by-line consolidation of Cariforlì, for a total 13 million euro.

Other information

Since the provision for employee termination indemnities is contained as a defined benefit fund, the variations in the actuarial evaluations are set out in detail in Section 12 of these Notes (see Defined benefit company pension funds).

As of 1 January 2007, the Finance Act and relative implementing laws introduced significant reforms to employee termination indemnities, amongst which was the option given to workers of choosing where to place their accrued benefits. More specifically, employee termination indemnities as of this year may by placed by workers in pension funds of their choice, or left with the employer (in which case, benefits are to be paid into a treasury account established by INPS).

At present however, the uncertainty surrounding interpretations of the newly enacted law, the different interpretations possible under IAS 19 of what may constitute accrued benefits and the resulting changes produced on the actuarial measurement of accrued employee termination indemnities, together with the impossibility of predicting the choices that workers will make with regard to their benefits (individual workers have until 30 June 2007 to decide), means that any actuarial calculation of employee termination indemnities accrued at 31 December 2006 would be premature.

SECTION 12 - PROVISIONS FOR RISKS AND CHARGES – CAPTION 120

12.1 Provisions for risks and charges: break-down

(€/mil)

Caption/Component	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Company pension funds	311	-	-	311	425
2. Other provisions for risks and charges	1,944	13	-	1,957	1,457
2.1 Legal disputes	629	1	-	630	551
2.2 Personnel charges	796	11	-	807	415
2.3 Other	519	1	-	520	491
Total	2,255	13	-	2,268	1,882

The caption "Company pension funds" includes:

- 129 million euro pertaining to the employee pension fund of the Cassa di Risparmio di Venezia (internal pension plan);
- 58 million euro pertaining to SANPAOLO IMI accrued to balance the technical deficit of the Bank's employee supplementary fund for the employees of the Istituto Bancario San Paolo di Torino (external pension plan);
- 5 million euro pertaining to other external pension plans;
- 119 million euro pertaining to actuarial losses on defined benefit company pension funds, for which a balancing entry, net of taxes applicable, is recorded in the valuation reserves (cf. Part B - Section 15 of these Notes).

The amounts were allocated on the basis of the outcome of the assessments by an independent actuary;

For further details on "Other provisions for risks and charges" see table 12.4 of this section.

For further details on legal disputes see Part E – Section 1 – Operating Risks.

12.2 Provisions for risks and charges: annual changes

(€/mil)

	Banking group		Insurance companies		Other companies		Total as at 31/12/2006	
	Pension funds	Other funds	Pension funds	Other funds	Pension funds	Other funds	Pension funds	Other funds
A. Opening balance	**425**	**1,428**	-	**29**	-	-	**425**	**1,457**
B. Increases	**46**	**957**	-	**10**	-	-	**46**	**967**
B.1 Provisions during the year	32	695	-	4	-	-	32	699
B.2 Changes due to the elapsing of time	14	30	-	-	-	-	14	30
B.3 Changes due to discount rate adjustments	-	-	-	-	-	-	-	-
B.4 Other changes (*)	-	232	-	6	-	-	-	238
C. Decreases	**(160)**	**(441)**	-	**(26)**	-	-	**(160)**	**(467)**
C.1 Use during the year	(41)	(316)	-	(1)	-	-	(41)	(317)
C.2 Changes due to discount rate adjustments	-	(11)	-	-	-	-	-	(11)
C.3 Other changes	(119)	(114)	-	(25)	-	-	(119)	(139)
D. Closing balance	**311**	**1,944**	-	**13**	-	-	**311**	**1,957**

(*) The caption includes an additional 118 million euro due to the first-time consolidation of the Bank of Alexandria, Panonska Banka and Carifori.

Provisions allocated for other risks and charges over the year included 451 million euro in provisions to cover "redundancy expenses" connected with the merger with Intesa. "Other changes" in other provisions primarily included an increase in employee provisions for the Parent Bank to cover redundancy expenses not connected with the merger, and to cover productivity bonuses. Withdrawals from these provisions are recorded as "Other changes" with a negative sign.

Provision for tax litigation

Banca Fideuram S.p.A.

For the years 2003 and 2004, Banca Fideuram S.p.A. received a tax audit statement from the Regional Lazio Unit of the Revenue Police, regarding, along with other matters of minor importance, the taxation regime applied for customer loyalty programs in the Private Banker network. In relation to the loyalty programs, the validity of the taxation regime applied by the Bank was disputed.

The detailed evaluations that were carried out reveal that the taxation regime used in previous years is valid. Consequently, no allocations for potential future disputes were carried out as the risk was considered fairly remote.

EurizonVita S.p.A.

In 2006, the Supreme Court of Cassation handed down a series of rulings, reported in greater detail below, which put a final end to the tax refund dispute concerning the former Fideuram Vita.

The dispute concerned the recognition of tax credits held with the Inland Revenue Office arising from the decision of the company, taken on a prudential basis, to pay taxes due without fully applying the tax deductions relating to provisions to actuarial reserves, commissions, and related personnel charges connected with technical management, and request refund.

The Supreme Court of Cassation handed down favorable rulings on 6 November 2006 – nos. 23656, 23657 and 23658, respectively regarding the appeals made for tax years 1991/1992/1993/1995/1996, 2000, and 2001 - dismissing the appeals lodged by the Inland Revenue Office and upholding the decisions given by the Regional Tax Commission.
With regard to the years 1998 and 1999, the Provincial Tax Commission of Rome ruled in favor of the company, with ruling no. 21/61/03 handed down on 21 February 2003, recognizing its right to the refund of the sums requested. On appeal by the Inland Revenue Office, the Regional Tax Commission confirmed the ruling of the Provincial Commission in its ruling no. 52/04/2003 on 6 November 2003. Counsel for the State sought to appeal the decision in the Court of Cassation, which however ruled on 20 December 2006, in ruling no. 27239, that the term for appeal had expired and hence the appeal was inadmissible. The declaration of inadmissibility thus confirmed ruling no. 52/04/2003 by the Regional Commission, barring any further appeal by res judicata.

During the first quarter of 2006 the credits resulting from the income tax declarations relating to the years 1994 to 1997 totaling 43 million euro plus 15 million of interest were repaid.

Following the tax audit statement of the Tax Police dated 12 September 2005, on 22 March 2006 the Inland Revenue Office - Agency 1, Turin - served its notice of assessment for the 2003 income tax statement upon Assicurazioni Internazionali di Previdenza (formerly Noricum Vita S.p.A.).

Opposing the negative outcome, the company proposed recourse to the Provincial Tax Commission of Turin. On 9 February 2007, the commission deposited a sentence in the secretariat that wholly accepted the company's recourse.

Sanpaolo IMI Bank International S.A.

On 5 January 2006 Sanpaolo IMI Bank International S.A. was notified by the Portuguese tax authorities of a judgment relating to 2001 in which the company was charged with failure to carry out withholding of interest from bonds for an amount of 28 million euro, demanding its repayment together with compensating interest of five million euro. According to the judgment, the onus of proving that the company's investors were not Portuguese residents lay with the company, and unless proved otherwise, it would be presumed that the investors were in fact Portuguese residents for tax purposes. On 26 January 2007, the Portuguese tax authorities upheld the administrative appeal of the company, overruling the judgment on a technicality of procedure (the judgment was served beyond the term permitted).

Subsequently, notification was received on 30 January 2006, concerning, on the same grounds, failure to withhold 18 million euro in tax and two million euro in interest for 2002. On 27 June 2006, the company lodged its administrative appeal, which received no reply from the Portuguese tax authorities, despite the fact that the term for appeal expired on 26 December 2006. As a result, given that the appeal may be considered to all effects dismissed, in the absence of further developments, the company intends to lodge a judicial appeal against the decision by March 2007, on the grounds that the company's actions fully complied with Portuguese taxation laws. Nevertheless, the company is confident that it can prove that 96% of the interest owing in 2002 was paid to investors who were not Portuguese residents, and as a result, withholding tax and relative interest should not exceed 1.86 million euro.

Again on the same grounds, notification was received on 30 November 2006 concerning failure to withhold taxes on bond interest for 2003 and 2004. For 2003, payment is requested for 3.3 million euro plus 0.4 million euro in interest (for a total of 3.7 million euro). For 2004, payment is requested for 3.4 million euro plus 0.3 million euro in interest (for a total of 3.7 million euro). On 29 January 2007, notice was served upon Sanpaolo IMI Bank International S.A. announcing that executive measures had been launched for the collection of the full sum requested (7.6 million euro plus accessory charges). The company will be lodging appeals against the decisions. The company to date has collected evidence accounting for approximately 93% of interest payments in 2003 and 90% of interest payment in 2004. Accordingly, total withholdings to be paid plus relative interest owing can reasonably be expected to not exceed approximately 2.2 million euro for 2003 and 2.8 million euro for 2004.

Notification of assessment for 2005 has not been received. However the company has begun collecting evidence demonstrating that interest payments were made to investors who were not Portuguese residents. On the basis of evidence collected to date relating to the securities subject to inspection for 2003 and 2004, total withholdings to be paid plus relative interest owing should not exceed 2.7 million euro.

In the light of the foregoing, in 2006 the company allocated a further 4.3 million euro in provisions. The company's financial statements thus record a total of 7.6 million euro in provisions to cover the risk of commitments to the tax authorities.

12.3 Defined benefit company pension funds

12.3.1 Details of the funds

As required by IAS 19, information is provided on defined benefit funds, including that relating to defined benefit company pension funds which are part of them.

As required by international accounting standards for plans under which risk is shared by various entities under joint control, the information provided in the tables below refer to the plans as a whole.

As these are complementary defined benefit pension plans, the actuarial value required by the application of IAS 19 "benefits to employees" is calculated by an independent actuary through the use of the Projected Unit Credit Method, as illustrated in detail in Part A – Accounting Policies.

The defined benefit funds which a number of Group companies are obliged to hold can be divided as follows:
- internal complementary retirement funds;
- external complementary retirement funds.

The internal funds comprise solely the Retirement Fund for the Employees of Cassa di Risparmio di Venezia. The fund is earmarked to cover commitments for the payment of future benefits to entitled employees, in compliance with the terms and conditions set forth by internal regulations.

Internal plans no longer include the Employee Supplementary Fund (in addition to INPS benefits) for employees of the former Cassa di Risparmio di Gorizia, now Friulcassa, and the Employee Supplementary Fund for employees of the former Cassa di Risparmio di Udine e Pordenone, now Friulcassa. These defined benefit funds were externalized as of 1 January 2006, through the transfer of accounting entries to the Complementary Pension Fund for the Employees of Banco di Napoli – section A (external fund, see description below), adjusted as necessary on the basis of the actuarial assessment at 31/12/2005, as required by the agreement signed on 9/12/2005 by Friulcassa and trade unions.
Likewise, the Pension Fund for the Employees of Banca Popolare dell'Adriatico was excluded from the list of internal plans, as it too was transferred into the external Complementary Pension Fund for the Employees of Banco di Napoli – section A.
Consequently, these funds in the information provided below are included as internal plans for figures at 31/12/2005, and as external plans for figures at 31/12/2006.

External funds include:
- Bank's employee supplementary fund for the Employees of the Istituto Bancario San Paolo di Torino, a fund with legal status and full economic independence pursuant to article 12 of the Italian Civil Code and independent asset management. SANPAOLO IMI is jointly responsible for the commitments of the "Bank" to the employees registered, the pensioners and third parties;
- The Complementary Pension Fund for the Employees of Banco di Napoli – Section A, a foundation with legal status and independent management of assets. SANPAOLO IMI is jointly responsible for the fund's commitments to employees enrolled in the plan and other beneficiaries from Banco di Napoli; to retired employees receiving Supplementary Pension Checks, formerly the SANPAOLO IMI internal fund; to the employees of the Cassa di Risparmio di Bologna, formerly enrolled in the Complementary Pension Fund for the Employees of said Bank, transferred to the Complementary Pension Fund for the Employees of the Banco di Napoli in 2004; and the current and retired employees of the Banca Popolare dell'Adriatico, formerly enrolled in the Company Pension Fund for the employees of the Banca Popolare dell'Adriatico, transferred to the Fund in question on 30/6/2006;
- The Pension Fund for Employees of Crediop, for employees recruited up until 30 September 1989, a fund with legal status and independent management of assets. SANPAOLO IMI is jointly responsible for the fund's commitments to current and retired employees of Crediop;
- The Pension Fund for Employees of Cassa di Risparmio di Padova e Rovigo – Retired Employees Section. This is a fund with legal status and independence of assets pursuant to Article 12 of the Italian Civil Code and independent management of assets. Cassa di Risparmio di Padova e Rovigo does not pay contributions into the fund, but is committed to covering any technical deficit that may result from actuarial assessments.

12.3.2 Annual changes in funds

Annual changes in present value of defined benefit obligations (€/mil)

Defined benefit obligations	Total as at 31/12/2006			Total as at 31/12/2005		
	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
Defined benefit obligations at beginning of year	1,001	223	1,881	882	191	1,721
Current service costs	48	2	22	46	3	22
Recognized past service costs	-	-	-	-	-	-
Unrecognized past service costs	-	-	-	-	-	-
Interest costs	36	7	78	36	8	76
Recognized actuarial losses	-	-	-	104	32	229
Unrecognized actuarial losses	-	-	-	-	-	-
Positive exchange differences	-	-	-	-	-	-
Increases - business combinations	53	-	26	5	-	-
Participants' contributions	-	-	-	-	-	-
Recognized actuarial gains	(48)	(10)	(91)	(5)	-	(1)
Unrecognized actuarial gains	-	-	-	-	-	-
Negative exchange differences	-	-	-	-	-	-
Benefits paid	(54)	(8)	(169)	(60)	(11)	(173)
Decreases - business combinations	(70)	(26)	-	(7)	-	-
Curtailments	-	-	-	-	-	-
Settlements	-	-	-	-	-	-
Other increases	40	-	74	2	-	7
Other decreases	-	(49)	-	(2)	-	-
Defined benefit obligations at end of year	1,006	139	1,821	1,001	223	1,881
Total unrecognized actuarial gains	-	-	-	-	-	-
Total unrecognized actuarial losses	-	-	-	-	-	-

Analysis of defined benefit obligations (€/mil)

Liabilities of the defined benefit obligations pension plan	Total as at 31/12/2006			Total as at 31/12/2005		
	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
a) unfunded plans	1,006	-	-	1,001	40	-
b) partly funded plans	-	-	-	-	-	-
c) wholly funded plans	-	139	1,821	-	183	1,881

12.3.3 Annual changes in plan assets and other information

Annual changes in fair value of plan assets (€/mil)

Plan assets	Total as at 31/12/2006		Total as at 31/12/2005	
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
Fair value of plan assets at beginning of year	**151**	**1,679**	**155**	**1,721**
Expected return	6	71	6	76
Recognized actuarial losses	(2)	(17)	(7)	-
Unrecognized actuarial losses	-	-	-	-
Positive exchange differences	-	-	-	-
Employer contributions	3	29	3	8
Participants' contributions	-	-	-	-
Recognized actuarial gains	-	-	-	44
Unrecognized actuarial gains	-	-	-	-
Negative exchange differences	-	-	-	-
Benefits paid	(8)	(169)	(10)	(173)
Curtailments	-	-	-	-
Settlements	-	-	-	-
Other changes	(15)	64	4	3
Fair value of plan assets at end of year	**135**	**1,657**	**151**	**1,679**
Total unrecognized actuarial gains	-	-	-	-
Total unrecognized actuarial losses	-	-	-	-

Plan assets (€/mil)

	Total as at 31/12/2006				Total as at 31/12/2005			
	INTERNALS PLANS	%	EXTERNAL PLANS	%	INTERNALS PLANS	%	EXTERNAL PLANS	%
Equity securities	-	-	336	20.3	-	-	356	21.2
Debt securities	135	100.0	969	58.5	139	92.1	1,011	60.2
Property	-	-	140	8.4	-	-	154	9.2
Insurance activities	-	-	151	9.1	-	-	124	7.4
Other assets	-	-	61	3.7	12	7.9	34	2.0

12.3.4 Reconciliation between the current value of the pension plan, the current value of plan assets and the assets and liabilities recognized in the financial statements.

Recognized assets and liabilities (€/mil)

	Total as at 31/12/2006			Total as at 31/12/2005		
	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
1 Current value of the defined benefit obligations	1,006	139	1,821	1,001	223	1,881
2 Fair value of the plan assets	-	135	1,657	-	151	1,679
A Fund status	**(1,006)**	**(4)**	**(164)**	**(1,001)**	**(72)**	**(202)**
B Unrecognized actuarial gains (summation of those accumulated)	-	-	-	-	-	-
B Unrecognized actuarial losses (summation of those accumulated)	-	-	-	-	-	-
B Unrecognized past service costs	-	-	-	-	-	-
B Unrecognized assets because not reimbursable	-	-	-	-	-	-
B Fair value of assets reimbursable by third parties	-	-	(8)	-	-	-
B Total	-	-	**(8)**	-	-	-
Recognized assets	-	**135**	-	-	**151**	-
Recognized liabilities	**1,006**	**139**	**172**	**1,001**	**223**	**202**

12.3.5 Description of the main actuarial assumptions

Actuarial assumptions

Employee termination indemnity	31/12/2006	31/12/2005
Discount rate	4.3%	3.7%
Expected increase in salaries	4.0%	2.0%
Inflation rate	2.0%	2.0%

Actuarial assumptions

INTERNAL PLANS	31/12/2006				31/12/2005			
	Discount rate	Rate of expected return	Expected rate of salary increases	Inflation rate	Discount rate	Rate of expected return	Expected rate of salary increases	Inflation rate
Pension Fund for the Employees of Cassa di Risparmio di Venezia	4.3%	4.0%	4.0%	2.0%	4.5%	5.0%	2.0%	2.0%
Banca Popolare dell'Adriatico	-	-	-	-	4.5%	-	2.0%	2.0%
Friulcassa (former Crup)	-	-	-	-	3.5%	4.0%	2.0%	2.0%
Friulcassa (former Carigo)	-	-	-	-	3.6%	-	2.0%	2.0%

Actuarial assumptions

EXTERNAL PLANS	31/12/2006				31/12/2005			
	Discount rate	Rate of expected return	Expected rate of salary increases	Inflation rate	Discount rate	Rate of expected return	Expected rate of salary increases	Inflation rate
Supplementary pension fund for Employees of Istituto Bancario Sanpaolo di Torino	4.3%	4.0%	4.0%	2.0%	4.0%	4.5%	2.0%	2.0%
Supplementary pension fund for Employees of Banco di Napoli	4.3%	4.0%	4.0%	2.0%	3.7%	4.2%	2.0%	2.0%
Pension Fund for former Crediop employees	4.3%	4.0%	4.0%	2.0%	-	-	-	-
Employee pension fund Cariparo-retired employees section	4.3%	3.7%	-	2.0%	3.7%	4.2%	2.0%	2.0%

12.3.6 Comparative information

Fund status *(€/mil)*

	Total as at 31/12/2006			Total as at 31/12/2005		
	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
Current value of the defined benefit obligations	1,006	139	1,821	1,001	223	1,881
Fair value of the plan	-	135	1,657	-	151	1,679
Fund status	**(1,006)**	**(4)**	**(164)**	**(1,001)**	**(72)**	**(202)**
Adjustments to plan assets	-	-	-	-	-	-
Adjustments to liabilities deriving from the plan	-	-	-	-	-	-

12.4 Provisions for risks and charges - other provisions

(€/mil)

	Total as at 31/12/2006	Total as at 31/12/2005
2. Other funds		
2.1 legal disputes	630	551
2.2 personnel charges	807	415
staff leaving incentives	*464*	*175*
seniority bonuses to employees	*84*	*117*
other personnel expenses	*259*	*123*
2.3 other risks and charges	520	491
other indemnities due to agents of the distribution network	*112*	*95*
renegotiation of mortgage loans	*23*	*18*
customers' complaints on Cirio, Argentina and Parmalat placements	*19*	*22*
other	*366*	*356*
Total	1,957	1,457

The contribution of the insurance segment to other funds is only marginal, and totals 13 million euro (28 million euro at 31 December 2005).

Average disbursement times for main provisions subject to time discounting

	31/12/2006 Months	31/12/2005 Months
	Timing for use of own resources	Timing for use of own resources
Total provisions for legal disputes	44	39
Total personnel provisions	63	64
Total provisions for other risks and charges	56	60

SECTION 13 - TECHNICAL RESERVES – CAPTION 130

13.1 Technical reserves: break-down

(€/mil)

	Direct work	Indirect work	Total as at 31/12/2006	Total as at 31/12/2005
A. Casualty branch	110	-	110	76
A1. premiums fund	74	-	74	52
A2. claims fund	34	-	34	23
A3. other reserves	2	-	2	1
B. Life branch	18,824	-	18,824	18,356
B1. Mathematical reserves	18,231	-	18,231	17,588
B2. Funds for amounts to be disbursed	102	-	102	73
B3. Other reserves	491	-	491	695
C. Technical reserves for investment risk to be borne by the insured	3,606	-	3,606	3,681
C1. funds for contracts with disbursements connected with pension funds and market indices	3,480	-	3,480	3,681
C2. funds from pension fund management	126	-	126	-
D. Total technical reserves	22,540	-	22,540	22,113

13.2 Technical reserves: annual changes

(€/mil)

	Total as at 31/12/2006
A. Casualty branches	110
opening balance 31/12/2005	76
+/- change in the reserve	34
Total casualty branch reserves	110
B. Life branches	22,430
opening balance 31/12/2005	22,037
change in premiums	2,936
change in payments	(2,690)
+/- changes due to income and other bonuses recognized to insured parties	509
+/- changes due to exchange differences	(5)
+/- changes in other technical reserves	(357)
Total life branch reserves	22,430
Total technical reserves	22,540

SECTION 14 - REDEEMABLE SHARES – CAPTION 150

14.1 Redeemable shares: break-down

At 31/12/2006 the Group had not issued any redeemable shares.

SECTION 15 - GROUP'S SHAREHOLDERS' EQUITY – CAPTIONS 140, 160, 170, 180, 190, 200 AND 220

15.1 Group's shareholders' equity: break-down

(€/mil)

Caption/Value	Total as at 31/12/2006	Total as at 31/12/2005
1. Capital	5,400	5,239
2. Share premium	767	769
3. Reserves	4,512	4,298
4. (Own shares)	(84)	(92)
a) Parent Bank	(32)	(51)
b) Subsidiaries	(52)	(41)
5. Valuation reserves	1,595	1,286
6. Equity securities	-	-
7. Profit (loss) for the year attributable to the Group	2,148	1,983
Total	14,338	13,483

15.2 "Capital and Own shares": break-down

At 31 December 2006, the share capital of the Bank totaled 5,400,253,255.68 euro, divided into 1,590,903,918 ordinary shares and 284,184,018 preferred shares, both with a nominal value of 2.88 euro. Over the year, the share capital was increased:
- by 11,042,048 euro, corresponding to 3,936,600 shares, following the exercise of stock options reserved to management;
- by 149,987,466.88 euro, drawing from the valuation reserve for tangible assets, which at 31 December 2005 was recorded at 168,418,756.02 euro.

As of 31 December 2006, SANPAOLO IMI shares held by the Group totaled 2,909,004 (nominal value of 8.4 million euro, taking into account the increase of nominal unit value from 2.8 to 2.88 euro), equal to 0.16% of the share capital, and they were recorded as a negative component of the net shareholders' equity, for a total of 32.4 million euro. These shares were held by the Parent Bank and the collective investment entities within the context of the Group's insurance sector and, in accordance with international accounting standards, consolidated on a line-by-line basis.

In 2006, transactions on SANPAOLO IMI shares were as follows:
- as at 31 December 2005, the Parent Bank held 4,015,919 own shares in its portfolio (nominal value 11.2 million euro), representing 0.21% of the share capital and equal to 42.5 million euro. Over the year, the Parent Bank purchased 1,406,638 SANPAOLO IMI shares (nominal value 4.1 million euro), at a cost of 19.3 million euro, whilst 3,056,638 shares (nominal value 8.8 million euro) with a book value of 36.7 million euro were used for the purposes of stock option and share plans, for a total of 40.4 million euro. Consequently, as at 31 December 2006, the Parent Bank held 2,365,919 SANPAOLO IMI shares (nominal value 6.8 million euro), equal to 0.13% of the share capital, to the value of 25.0 million euro;
- in relation to its institutional trading activities, as at 31 December 2005, Banca IMI held 216,270 SANPAOLO IMI shares in its portfolio (nominal value 0.6 million euro), equal to 0.01% of the share capital of the Parent Bank and for a value of 2.7 million euro. Over the year, Banca IMI purchased 59,131 SANPAOLO IMI shares (nominal value 0.2 million euro), at a cost of 0.9 million euro, and sold 275,401 shares (nominal value 0.8 million euro) with a book value of 3.6 million euro for a total price of 4.5 million euro. At 31 December 2006, the company had nullified its portfolio of SANPAOLO IMI shares held at the beginning of the year;
- the collective investment entities, whose controlling stakes are held by the insurance subsidiary EurizonVita and which were consolidated in accordance to IAS/IFRS, held a total of 542,585 shares as of 31 December 2005 (nominal value 1.5 million euro), equal to 0.03% of the share capital of the Parent Bank, to the value of 5.8 million euro. Over the year, these entities purchased 462,000 SANPAOLO IMI shares (nominal value 1.3 million euro), at a cost of 6.8 million euro, and sold 461,500 shares (nominal value 1.3 million euro) with a book value of 5.2 million euro, for a total price of 6.8 million euro. As a result, at 31 December 2006, the SANPAOLO IMI shares held by the collective investment entities totaled 543,085 (with a nominal value of 1.6 million euro), representing 0.03% of the share capital of the Parent Bank and equal to 7.4 million euro.

During the third quarter of 2006, the network banks of the Group reduced the number of SANPAOLO IMI shares in portfolio as at 30 June 2006 to zero, following the use of these shares in stock option plans for their employees.

At 31 December 2006, a non-disposable reserve was duly held by the Parent Bank, as required by law, equal in value to own shares held in portfolio.

Own shares held by subsidiary companies refer to Banca Fideuran S.p.A held in the portfolio of the bank.

At 31 December 2005, Banca Fideuram held 12,655,273 own shares in portfolio (nominal value 2.4 million euro) equal to 1.3% of the share capital. These shares were not subject to any movements during 2006. In application of IAS 32, these shares are shown, at historic values, in adjustment of Banca Fideuram's shareholders' equity (including the third party quota) for 54.4 million euro.

15.3 Capital - Number of parent company shares: annual changes

Caption/Type	Ordinary	Other
A. Number of shares at the beginning of the year	**1,586,967,318**	**284,184,018**
- fully paid-up shares	1,586,967,318	284,184,018
- shares not fully paid-up	-	-
A.1 Own shares (-)	(4,774,774)	-
A.2 Shares in circulation: opening balance	**1,582,192,544**	**284,184,018**
B. Increases	**7,767,383**	-
B.1 New issues	3,936,600	-
- on a payment basis:	3,936,600	-
- business combinations	-	-
- conversion of bonds	-	-
- exercise of warrants	-	-
- other	3,936,600	-
- on a free basis:	-	-
- in favor of employees	-	-
- in favor of directors	-	-
- other	-	-
B.2 Sale of own shares	3,830,783	-
B.3 Other changes	-	-
C. Decreases	**(1,965,013)**	-
C.1 Cancellation	-	-
C.2 Purchase of own shares	(1,965,013)	-
C.3 Sale of companies	-	-
C.4 Other changes	-	-
D. Shares in circulation: closing balance	**1,587,994,914**	**284,184,018**
D.1 Own shares (+)	2,909,004	-
D.2 Number of shares at the end of the year	1,590,903,918	284,184,018
- fully paid-up shares	1,590,903,918	284,184,018
- shares not fully paid-up	-	-

15.4 Capital – Other information

Further information on the calculation method of "diluted" profit per share can be found in Part C - Section 24 of these Notes.

15.5 Profit reserves: other information

Further information on the availability and possibility for distribution of Parent Bank profits can be found in Part B section 14 of the SANPAOLO IMI S.p.A. Financial Statements.

15.6 Valuation reserves: break-down

(€/mil)

Caption/Component	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Available-for-sale financial assets	1,576	34	-	1,610	1,157
2. Tangible assets	-	-	-	-	-
3. Intangible assets	-	-	-	-	-
4. Foreign investment hedge	13	-	-	13	-
5. Cash flow hedge	(3)	-	-	(3)	(18)
6. Exchange differences	(20)	-	-	(20)	-
7. Discontinued operations	-	-	-	-	-
8. Special revaluation laws	105	4	-	109	346
9. Recognition of actuarial gains / losses	(114)	-	-	(114)	(199)
Total	1,557	38	-	1,595	1,286

It is worth highlighting that the Group applied paragraphs 93B-93D of IAS 19 as amended by Regulation No. 1910/205 of November 8, 2005 and entered actuarial losses net of deferred taxation as a corresponding caption to a specific equity reserve. These actuarial losses, worth 114 million euro overall (199 million euro at 31 December 2005), refer to defined benefit pension funds and employee termination indemnity. This amount is included in the caption Recognition of actuarial gains / losses.

15.7 Valuation reserves: annual changes

15.7.1 Valuation reserves: annual changes attributable to the banking group

(€/mil)

	Available-for-sale financial assets	Tangible assets	Intangible assets	Foreign investment hedge	Cash flow hedge	Discontinued operations	Exchange differences	Recognition of actuarial gains/ losses	Special revaluation laws
A. Opening balance	1,066	-	-	-	(18)	-	-	(199)	342
B. Increases	702	-	-	13	32	-	-	112	3
B.1 Increases in fair value	663	-	-	13	29	-	-	112	-
B.2 Other changes	39	-	-	-	3	-	-	-	3
C. Decreases	(192)	-	-	-	(17)	-	(20)	(27)	(240)
C.1 Decreases in fair value	(64)	-	-	-	(6)	-	(20)	(27)	-
C.2 Other changes	(128)	-	-	-	(11)	-	-	-	(240)
D. Closing balance	1,576	-	-	13	(3)	-	(20)	(114)	105

15.7.2 Valuation reserves: annual changes attributable to insurance companies

(€/mil)

	Available-for-sale financial assets	Tangible assets	Intangible assets	Foreign investment hedge	Cash flow hedge	Discontinued operations	Exchange differences	Recognition of actuarial gains/ losses	Special revaluation laws
A. Opening balance	91	-	-	-	-	-	-	-	4
B. Increases	21	-	-	-	-	-	-	-	-
B.1 Increases in fair value	18	-	-	-	-	-	-	-	-
B.2 Other changes	3	-	-	-	-	-	-	-	-
C. Decreases	(78)	-	-	-	-	-	-	-	-
C.1 Decreases in fair value	(78)	-	-	-	-	-	-	-	-
C.2 Other changes	-	-	-	-	-	-	-	-	-
D. Closing balance	34	-	-	-	-	-	-	-	4

It should also be noted that valuation reserves for available-for-sale financial assets do not include the component of the insured parties attributable to the evaluation of products included under separate management of insurance business ("shadow accounting").

15.7.3 Valuation reserves: annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

15.8 Valuation reserves of available-for-sale financial assets: break-down

(€/mil)

	Banking group		Insurance companies		Other companies		Total as at 31/12/2006		Total as at 31/12/2005	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	6	(28)	30	(20)	-	-	36	(48)	130	(2)
2. Equities	1,607	(9)	23	-	-	-	1,630	(9)	1,039	(10)
3. O.I.C.R. quotas	2	(2)	1	-	-	-	3	(2)	2	(2)
4. Financing	-	-	-	-	-	-	-	-	-	-
Total	1,615	(39)	54	(20)	-	-	1,669	(59)	1,171	(14)

Valuation reserves for available-for-sale financial assets at 31 December 2006 included valuation reserves for the Group's investment in SCH worth 1,042 million euro.

15.9 Valuation reserves of available-for-sale financial assets: annual changes

15.9.1 Valuation reserves of available-for-sale financial assets: annual changes attributable to the banking group

(€/mil)

	Debt securities	Equities	O.I.C.R. quotas	Financing
1. Opening balance	44	1,022	-	-
2. Positive changes	31	666	5	-
2.1 Increases in fair value	10	650	3	-
2.2 Reallocation of negative reserves to statement of income:				
- due to impairment	-	-	-	-
- due to realization	-	-	-	-
2.3 Other changes	21	16	2	-
3. Negative changes	(97)	(90)	(5)	-
3.1 Decreases in fair value	(41)	(21)	(2)	-
3.2 Adjustments to impairment	-	-	-	-
3.3 Reallocation to statement of income from positive reserves:				
- due to realization	(52)	(25)	(1)	-
3.4 Other changes	(4)	(44)	(2)	-
D. Closing balance	(22)	1,598	-	-

15.9.2 Valuation reserves of available-for-sale financial assets: annual changes attributable to insurance companies

(€/mil)

	Debt securities	Equities	O.I.C.R. quotas	Financing
1. Opening balance	84	7	-	-
2. Positive changes	3	17	1	-
2.1 Increases in fair value	3	14	1	-
2.2 Reallocation of negative reserves to statement of income:				
- due to impairment	-	-	-	-
- due to realization	-	-	-	-
2.3 Other changes	-	3	-	-
3. Negative changes	(77)	(1)	-	-
3.1 Decreases in fair value	(77)	(1)	-	-
3.2 Adjustments to impairment	-	-	-	-
3.3 Reallocation to statement of income from positive reserves:				
- due to realization	-	-	-	-
3.4 Other changes	-	-	-	-
D. Closing balance	10	23	1	-

15.9.3 Valuation reserves of available-for-sale financial assets: annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

SECTION 16 - MINORITY INTEREST – CAPTION 210

16.1 Minority interest: break-down

(€/mil)

Caption/Value	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Capital	187	-	-	187	104
2. Share premium	21	-	-	21	-
3. Reserves	(8)	-	-	(8)	81
4. (Own shares)	(3)	-	-	(3)	(14)
5. Valuation reserves	2	-	-	2	5
6. Equity securities	-	-	-	-	-
7. Profit (loss) attributable to minority interests	54	-	-	54	57
Total	253	-	-	253	233

Changes in minority interests essentially refer to the entry of new minority shareholders in Cassa dei Risparmi di Forlì and Bank of Alexandria, which was only partially offset by the reduction in the number of minority shareholders in Banca Fideuram as a result of the acquisitions made by the Group through its public offer.

16.2 Valuation reserves: break-down

(€/mil)

Caption/Component	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1. Available-for-sale financial assets	-	-	-	-	-
2. Tangible assets	-	-	-	-	-
3. Intangible assets	-	-	-	-	-
4. Foreign investment hedge	-	-	-	-	-
5. Cash flow hedge	-	-	-	-	-
6. Exchange differences	-	-	-	-	-
7. Discontinued operations	-	-	-	-	-
8. Special revaluation laws	2	-	-	2	5
Total	2	-	-	2	5

16.3 Equity securities: break-down and annual changes

At 31 December 2006 the Group's companies had no types of capital instruments.

16.4 Valuation reserves of available-for-sale financial assets: break-down

At 31 December 2006 and 2005 there were no valuation reserves for available-for-sale financial assets attributable to minority interests.

16.5 Valuation reserves: annual changes

16.5.1 Valuation reserves: annual changes attributable to the banking group

(€/mil)

	Available-for-sale financial assets	Tangible assets	Intangible assets	Foreign investment hedge	Cash flow hedge	Exchange differences	Discontinued operations	Special revaluation laws
A. Opening balance	-	-	-	-	-	-	-	5
B. Increases	-	-	-	-	-	-	-	-
B.1 Increases in fair value	-	-	-	-	-	-	-	X
B.2 Other changes	-	-	-	-	-	-	-	-
C. Decreases	-	-	-	-	-	-	-	(3)
C.1 Decreases in fair value	-	-	-	-	-	-	-	X
C.2 Other changes	-	-	-	-	-	-	-	(3)
D. Closing balance	-	-	-	-	-	-	-	2

16.5.2 Valuation reserves: annual changes attributable to insurance companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

16.5.3 Valuation reserves: annual changes attributable to other companies

At 31 December 2006 and at 31 December 2005, no such changes were recorded in the SANPAOLO IMI Group.

SUPPLEMENTARY INFORMATION

1. Guarantees granted and commitments

(€/mil)

Transactions	Banking group	Insurance companies	Other companies	Total as at 31/12/2006	Total as at 31/12/2005
1) Financial guarantees granted	9,906	-	-	9,906	8,767
a) Banks	343	-	-	343	368
b) Customers	9,563	-	-	9,563	8,399
2) Commercial guarantees granted	13,615	-	-	13,615	12,598
a) Banks	669	-	-	669	610
b) Customers	12,946	-	-	12,946	11,988
3) Irrevocable commitments to grant finance	28,496	-	-	28,496	26,595
a) Banks	4,605	-	-	4,605	4,021
i) certain to be called on	3,705	-	-	3,705	3,333
ii) not certain to be called on	900	-	-	900	688
b) Customers	23,891	-	-	23,891	22,574
i) certain to be called on	2,666	-	-	2,666	1,735
ii) not certain to be called on	21,225	-	-	21,225	20,839
4) Underlying commitments to credit derivatives: hedging sales	3,654	-	-	3,654	1,892
5) Assets lodged to guarantee minority interest	90	-	-	90	48
6) Other commitments	1,336	-	-	1,336	5,407
Total	57,097	-	-	57,097	55,307

2. Assets lodged to guarantee own liabilities and commitments

(€/mil)

Portfolios	Total as at 31/12/2006	Total as at 31/12/2005
1. Financial assets held for trading	6,708	1,660
2. Financial assets designated as at fair value	210	249
3. Available-for-sale financial assets	2,954	1,483
4. Financial assets held to maturity	1,905	1,799
5. Loans to banks	2,532	2,236
6. Loans to customers	3,928	4,138
7. Tangible assets	5	-

3. Information on operating leases

As at 31 December 2006 the Bank did not have significant operating leases in place.

4. Break-down of investments by unit-linked and index-linked policies

The table below gives detailed information on the assets and liabilities corresponding to unit-linked and index-linked policies, set out in the format required by ISVAP provisions.

(€/mil)

	31/12/2006			31/12/2005		
	Disbursements connected with pension funds and market indices	Disbursements in connection with pension fund management	Total	Disbursements connected with pension funds and market indices	Disbursements in connection with pension fund management	Total
Assets on the balance sheet	8,753	124	8,877	21,832	-	21,832
Infra-group assets	18,306	3	18,309	5,480	-	5,480
Total Assets	**27,059**	**127**	**27,186**	**27,312**	**-**	**27,312**
Financial liabilities on the balance sheet	22,797	-	22,797	22,413	-	22,413
Technical reserves on the balance sheet	3,480	127	3,607	3,681	-	3,681
Infra-group liabilities	142	-	142	-	-	-
Total Liabilities	**26,419**	**127**	**26,546**	**26,094**	**-**	**26,094**

A total of 11,215 million euro in infra-group assets was held in mutual investment funds and consolidated vehicles, as required by SIC 12.

5. Administration and dealing on behalf of third parties: banking group

(€/mil)

Type of services	Total as at 31/12/2006
1. Financial instruments dealing on behalf of third parties	
a) Purchases	
1. settled	114,996
2. not settled	11
b) Sales	
1. settled	119,704
2. not settled	32
2. Portfolio management	
a) individual	39,659
b) collective	76,024
3. Custody and administration of securities	
a) third-party securities held on deposit in connection with depositary bank's services (excluding asset management)	
1. securities issued by companies included in the scope of consolidation	227
2. other securities	75,009
b) other third-party securities held on deposit (excluding asset management): other	
1. securities issued by companies included in the scope of consolidation	79,128
2. other securities	127,267
c) third-party securities deposited with third parties	240,247
d) own securities deposited with third parties	48,248
4. Other transactions	
a) Orders collection	23,614
b) Collection of third-party loans on portfolio transactions	76,294
c) Minority finance quotas in a pool headed by the Group without representative mandate	9,973

6. Administration and dealing on behalf of third parties: insurance companies

At 31 December 2006, administration and dealing on behalf of third parties was not performed to any significant degree by Group insurance companies.

7. Administration and dealing on behalf of third parties: other companies

At 31 December 2006 the SANPAOLO IMI Group did not hold any such items.

ATTACHMENT TO PART B – ESTIMATION OF THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below compares the fair value of the financial instruments with their relative value in the financial statements and summarizes the results previously illustrated in Part B in the information given in the tables required by Bank of Italy.

(€/mil)

	Value in financial statements as at 31/12/2006	Fair value as at 31/12/2006	Potential capital gains / losses	Value in financial statements as at 31/12/2005	Fair value as at 31/12/2005	Potential capital gains / losses
Assets						
Cash and cash equivalents	1,534	1,534	-	1,107	1,107	-
Financial assets held for trading	23,923	23,923	-	25,037	25,037	-
Financial assets designated as at fair value	20,685	20,685	-	22,528	22,528	-
Available-for-sale financial assets	35,829	35,829	-	29,837	29,837	-
Financial assets held to maturity	2,872	2,873	1	2,535	2,533	(2)
Loans to banks	30,058	30,028	(30)	28,836	28,814	(22)
Loans to customers	157,800	158,698	898	139,507	141,237	1,730
Hedging derivatives	1,020	1,020	-	435	435	-
Liabilities						
Due to banks	38,913	38,917	(4)	35,682	35,773	(91)
Due to customers	105,493	105,493	-	92,306	92,306	-
Securities issued	55,914	55,839	75	46,985	47,240	(255)
Financial liabilities held for trading	9,664	9,664	-	11,342	11,342	-
Financial liabilities designated as at fair value	26,157	26,157	-	25,939	25,939	-
Hedging derivatives	1,019	1,019	-	730	730	-
Total potential capital gains/losses			**940**			**1,360**

As already highlighted in Part A of these Explanatory Notes, the fair value of financial instruments has been determined using the following methods and key assumptions:

- for debt securities owned by the Group, independently of the classifications provided by IAS 39, the SANPAOLO IMI Group adopted a specific procedure for the determination of the situations constituting an active market based on an analysis of the trading volumes, the range of price movements and the number of listings on the market. Where no active market is found, comparable instruments with the same financial characteristics are identified or, as a last resort, cash flows are actualized including any element that may affect the value of the instruments (for example credit risk, volatility and illiquidity).
- for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;
- for financial (asset and liability) captions with a residual term equal to or less than 12 months, fair value was reasonably assumed to equal carrying value;
- for loans and sight deposits, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;
- for medium-/long-term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;
- for impaired assets, fair value was taken at book value;
- for medium-/long-term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Group, at the time of measurement, could apply on the market of reference at the date of the financial statements for similar deposits; in the case of Tier 1 subordinated loans, account was taken of the virtual impossibility of anticipated repurchase/reimbursement and the existence of any clauses/options in favor of the issuer;
- for medium-/long-term debt and structured securities issued, hedged for variations in fair value, the book value, already adjusted for the effects of the fair value hedging attributable to the risk covered, was taken as an approximation of the fair value, assuming that no significant changes occurred in the issuer's credit spread in comparison with the origination and that no other particular and significant risk element exists which may have an impact on the fair value.

The parameters used and the methods adopted may differ among the various financial institutions, therefore a change in the assumption may generate results that are significantly different. IAS/IFRS exclude certain financial instruments (e.g. sight deposits) and non-financial instruments (e.g. goodwill, tangible assets, equity shareholdings, etc.) from the fair value option, and therefore overall fair value cannot be taken as an estimate of the economic value of the Group.

Part C - Information on the consolidated statement on income

SECTION 1 - INTEREST – CAPTIONS 10 AND 20

Interest: contribution by type of asset (*)

(€/mil)

	Total 2006	Total 2005
10. Interest income and similar revenues	9,837	8,234
20. Interest expenses and similar charges	(4,914)	(3,782)
30. Net interest income	**4,923**	**4,452**
of which: banking group (**)	*4,074*	*3,750*
of which: insurance sector (***)	*849*	*702*

(*) The contributions of the banking group and the insurance business are measured as two sub-sets of consolidated results. In the tables of these Notes however, accounts referring to third parties for each of the two segments are illustrated after netting between the two Group areas.

(**) Net interest income for the banking group in 2006, as illustrated in the schedules of the reclassified statement of income, includes the effect of time discounting on impaired loans, for a total of 64 million euro (48 million euro in 2005).

(***) In the reclassified statement of income, the contribution of insurance is included among the results of the insurance business.

1.1 Interest income and similar revenues: break-down

1.1.1 Interest income and similar revenues: break-down by type attributable to the banking group

(€/mil)

Caption/Technical type	Performing financial assets		Impaired financial assets	Other assets	Total 2006	Total 2005
	Debt securities	Financing				
1. Financial assets held for trading	292	3	-	-	295	440
2. Financial assets designated as at fair value	25	-	-	-	25	34
3. Available-for-sale financial assets	359	-	-	-	359	232
4. Financial assets held to maturity	72	-	-	-	72	55
5. Loans to banks	56	940	-	-	996	600
6. Loans to customers	55	6,905	125	20	7,105	5,854
7. Hedging derivatives (*)	X	X	X	142	142	111
8. Financial assets sold and not cancelled	-	58	-	-	58	46
9. Other assets	X	X	X	30	30	46
Total	**859**	**7,906**	**125**	**192**	**9,082**	**7,418**

(*) Represent the net effect of differentials on derivative hedging contracts.

Interest income on impaired assets concerns interest earned during the year which does not constitute "Write-backs", and interest on arrears collected.

Interest matured on assets sold and not cancelled (in relation to repurchase agreements) is summarized in the asset categories.

1.1.2 Interest income and similar revenues: break-down attributable to insurance companies

(€/mil)

Caption/Technical type	Performing financial assets		Impaired financial assets	Other assets	Total 2006	Total 2005
	Debt securities	Financing				
1. Financial assets held for trading	-	-	-	-	-	1
2. Financial assets designated as at fair value	85	-	-	-	85	204
3. Available-for-sale financial assets	657	-	-	-	657	599
4. Financial assets held to maturity	-	-	-	-	-	-
5. Loans to banks	-	1	-	-	1	7
6. Loans to customers	-	13	-	-	13	-
7. Hedging derivatives (*)	X	X	X	(2)	(2)	-
8. Financial assets sold and not cancelled	-	-	-	-	-	-
9. Other assets	X	X	X	1	1	5
Total	742	14	-	(1)	755	816

(*) Represent the net effect of differentials on derivative hedging contracts.

1.1.3 Interest income and similar revenues: break-down attributable to other companies

In 2006 and 2005, the SANPAOLO IMI Group did not record such income.

1.2 Interest income and similar revenues: differentials on hedging transactions

(€/mil)

Caption/Sector	Banking group	Insurance companies	Other companies	Total 2006
A. Positive differentials relative to transactions involving:				
A.1 Micro-hedges of the fair value of assets	230	-	-	230
A.2 Micro-hedges of the fair value of liabilities	1,965	-	-	1,965
A.3 Macro-hedges of interest rate risk	4	-	-	4
A.4 Micro-hedges of cash flows from assets	-	-	-	-
A.5 Micro-hedges of cash flows from liabilities	-	-	-	-
A.6 Cash flow macro-hedges	43	-	-	43
Total positive differentials (A)	**2,242**	-	-	**2,242**
B. Positive differentials relative to transactions involving:				
B.1 Micro-hedges of the fair value of assets	(433)	(2)	-	(435)
B.2 Micro-hedges of the fair value of liabilities	(1,607)	-	-	(1,607)
B.3 Macro-hedges of interest rate risk	(13)	-	-	(13)
B.4 Micro-hedges of cash flows from assets	(1)	-	-	(1)
B.5 Micro-hedges of cash flows from liabilities	(9)	-	-	(9)
B.6 Cash flow macro-hedges	(37)	-	-	(37)
Total negative differentials (B)	**(2,100)**	**(2)**	-	**(2,102)**
C. Balance (A-B)	**142**	**(2)**	-	**140**

1.3 Interest income and similar revenues: other information

1.3.1 Interest income on financial assets in currencies

In 2006, interest income earned on financial assets in currencies totaled 747 million euro (498 million euro in 2005).

1.3.2 Interest income on financial leasing operations

In 2006, interest income earned on financial placement totaled 313 million euro (233 million euro in 2005).

Deferred financial profit earned on financial leasing agreements totaled 1,038 million euro (698 million euro in 2005). This profit is gross of the cost of collection.

1.3.3 Interest income on loans using public funds

In 2006 and 2005, the Group did not earn significant interest income on loans using public funds.

1.4 Interest expenses and similar charges: break-down

1.4.1 Interest expenses and similar charges: break-down attributable to the banking group

(€/mil)

Caption/Technical type	Debts	Securities	Other liabilities	Total 2006	Total 2005
1. Due to banks	(1,296)	X	(1)	(1,297)	(912)
2. Due to customers	(1,600)	X	(4)	(1,604)	(1,142)
3. Securities issued	X	(1,886)	-	(1,886)	(1,520)
4. Financial liabilities held for trading	-	-	(37)	(37)	(44)
5. Financial liabilities designated as at fair value	-	-	-	-	-
6. Financial liabilities corresponding to assets sold and not cancelled	-	(53)	-	(53)	(42)
7. Other liabilities	X	X	(9)	(9)	(8)
8. Hedging derivatives (*)	X	X	-	-	-
Total	**(2,896)**	**(1,939)**	**(51)**	**(4,886)**	**(3,668)**

(*) Represent the net effect of differentials on derivative hedging contracts.

Interest matured on financial liabilities associated with assets sold and not cancelled (repurchase agreements) is included under amounts due to customers or banks, according to the nature of the counterparty involved in the transactions.

1.4.2 Interest expenses and similar charges: break-down attributable to insurance companies

(€/mil)

Caption/Technical type	Debts	Securities	Other liabilities	Total 2006	Total 2005
1. Due to banks	-	X	-	-	-
2. Due to customers	-	X	-	-	-
3. Securities issued	X	-	-	-	-
4. Financial liabilities held for trading	-	-	-	-	-
5. Financial liabilities designated as at fair value	-	(14)	-	(14)	(105)
6. Financial liabilities corresponding to assets sold and not cancelled	-	-	-	-	-
7. Other liabilities	X	X	(14)	(14)	(9)
8. Hedging derivatives (*)	X	X	-	-	-
Total	-	**(14)**	**(14)**	**(28)**	**(114)**

(*) Represent the net effect of differentials on derivative hedging contracts.

1.4.3 Interest expenses and similar charges: break-down attributable to other companies

In 2006 and 2005, the SANPAOLO IMI Group did not record such expenses.

1.5 Interest expenses and similar charges: differentials on hedging transactions

In 2006, the net balance of differentials on hedging transactions was positive (cf. point 1.2 above).

1.6 Interest expenses and similar charges: other information

1.6.1 Interest expenses on liabilities in currencies

In 2006, interest expenses on liabilities in currencies totaled 1,087 million euro (577 million in 2005).

1.6.2 Interest expenses on liabilities for financial leasing operations

In 2006 and 2005, the Group did not record significant interest expenses on liabilities for financial placements.

1.7 Interest expenses on loans using public funds

In 2006 and 2005, the Group did not record significant interest expenses on loans using public funds.

SECTION 2 - COMMISSIONS – CAPTIONS 40 AND 50

Commissions: contribution by type of asset (*)

(€/mil)

	Total 2006	Total 2005
40. Commission income	4,084	3,970
50. Commission expense	(878)	(754)
60. Net commissions	**3,206**	**3,216**
of which: banking group	*3,389*	*3,284*
of which: insurance sector (**)	*(183)*	*(68)*

(*) The contributions of the banking group and the insurance business are measured as two sub-sets of consolidated results. In the tables of these Notes however, accounts referring to third parties for each of the two segments are illustrated after netting between the two Group areas.
(**) In the reclassified statement of income, the contribution of insurance was included among the results of the insurance business.

2.1 Commission income: break-down

2.1.1 Commission income: break-down attributable to the banking group

(€/mil)

Type of service/Value	Total 2006	Total 2005
a) Guarantees granted	113	101
b) Credit derivatives	-	-
c) Management, dealing and advisory services:	2,302	2,174
1. financial instruments trading	88	71
2. currency dealing	32	30
3. portfolio management	1,657	1,535
3.1 individual	299	276
3.2 collective	1,358	1,259
4. custody and administration of securities	54	60
5. depositary bank	109	128
6. placement of securities	87	102
7. orders collection	88	84
8. advisory services	13	26
9. distribution of third party services	174	138
9.1 portfolio management	31	9
9.1.1 individual	11	-
9.1.2 collective	20	9
9.2 insurance products	142	129
9.3 other products	1	-
d) Collection and payment services	363	356
e) Servicing for securitization operations	-	-
f) Services for factoring transactions	-	-
g) Tax collection services	-	-
h) Other services	958	952
Total	**3,736**	**3,583**

Break-down of the caption other services relating to the banking group (€/mil)

	Total 2006	Total 2005
Financing granted	320	294
Deposits and current account overdrafts	308	340
Current accounts	186	179
Other	144	139
Total	**958**	**952**

2.1.2 Commission income: break-down by type attributable to insurance companies

(€/mil)

Type of service/Value	Total 2006	Total 2005
a) Guarantees granted	-	-
b) Credit derivatives	-	-
c) Management, dealing and advisory services:	-	8
1. financial instruments trading	-	-
2. currency dealing	-	-
3. portfolio management	-	-
3.1 individual	-	-
3.2 collective	-	-
4. custody and administration of securities	-	-
5. depositary bank	-	-
6. placement of securities	-	-
7. orders collection	-	-
8. advisory services	-	-
9. distribution of third party services	-	8
9.1 portfolio management	-	8
9.1.1 individual	-	-
9.1.2 collective	-	8
9.2 insurance products	-	-
9.3 other products	-	-
d) Collection and payment services	-	-
e) Servicing for securitization operations	-	-
f) Services for factoring transactions	-	-
g) Tax collection services	-	-
h) Other services	348	379
Total	**348**	**387**

Break-down of the caption other services relating to insurance companies *(€/mil)*

	Total 2006	Total 2005
Relating to policies with a significant financial content	152	119
Other	196	260
Total	**348**	**379**

2.1.3 Commission income: break-down by type attributable to other companies

In 2006 and 2005, the SANPAOLO IMI Group did not record such income.

2.2 Commission income: distribution channels for products and services (regulations in force): banking group

(€/mil)

Channel/Sector	Total 2006	Total 2005
a) With own operating points:	1,221	1,143
1. portfolio management	1,082	1,017
2. placement of securities	34	34
3. third party services and products	105	92
b) Door-to-door sales:	664	575
1. portfolio management	575	518
2. placement of securities	20	11
3. third party services and products	69	46
c) Other distribution channels	33	57
1. portfolio management	-	-
2. placement of securities	33	57
3. third party services and products	-	-
Total	1,918	1,775

2.3 Commission expense: break-down

2.3.1 Commission expense: break-down attributable to the banking group

(€/mil)

Service/Sector	Total 2006	Total 2005
a) Guarantees received	(54)	(13)
b) Credit derivatives	-	-
c) Management and dealing services	(537)	(487)
1. financial instruments trading	(27)	(24)
2. currency dealing	(2)	(1)
3. portfolio management:	(28)	(36)
3.1 own portfolio	-	-
3.2 third party portfolio	(28)	(36)
4. custody and administration of securities	(29)	(27)
5. placement of financial instruments	(24)	(18)
6. door-to-door sale of securities, financial products and services	(427)	(381)
d) Collection and payment services	(111)	(100)
e) Other services	(68)	(66)
Total	(770)	(666)

Break-down of the caption other services relating to the banking group (€/mil)

	Total 2006	Total 2005
Dealing activities on loan transactions	(9)	(12)
Intermediation on financial transactions	(2)	(16)
Other	(57)	(38)
Total	(68)	(66)

2.3.2 Commission expense: break-down attributable to insurance companies

(€/mil)

Service/Sector	Total 2006	Total 2005
a) Guarantees received	-	-
b) Credit derivatives	-	-
c) Management and dealing services	(4)	(1)
1. financial instruments trading	-	-
2. currency dealing	-	-
3. portfolio management:	(4)	-
3.1 own portfolio	-	-
3.2 third party portfolio	(4)	-
4. custody and administration of securities	-	(1)
5. placement of financial instruments	-	-
6. door-to-door sale of securities, financial products and services	-	-
d) Collection and payment services	-	-
e) Other services	(104)	(87)
Total	**(108)**	**(88)**

Break-down of the item other services relating to insurance companies (€/mil)

	Total 2006	Total 2005
Relating to policies with a significant financial content	(98)	(80)
Other	(6)	(7)
Total	**(104)**	**(87)**

2.3.3 Commission expense: break-down attributable to other companies

In 2006 and 2005, the SANPAOLO IMI Group did not record such expenses.

SECTION 3 - DIVIDENDS AND OTHER REVENUES - CAPTION 70

In the reclassified statement of income included in the Report on Operations, the caption "Dividends and other revenues" appears, together with other items, in caption D "Dividends and income from other financial assets and liabilities". Details of the reconstruction of the above-mentioned caption of the reclassified statement of income can be found in the corresponding Attachment.

3.1 Dividends and other revenues: break-down

(€/mil)

Caption/Income	Banking group		Insurance companies		Other companies		Total 2006		Total 2005	
	Dividends	Income from O.I.C.R. quotas	Dividends	Income from O.I.C.R. quotas	Dividends	Income from O.I.C.R. quotas	Dividends	Income from O.I.C.R. quotas	Dividends	Income from O.I.C.R. quotas
A. Financial assets held for trading	8	14	-	-	-	-	8	14	317	-
B. Available-for-sale financial assets	105	-	63	1	-	-	168	1	99	1
C. Financial assets designated as at fair value	-	-	67	1	-	-	67	1	58	-
D. Equity shareholdings	-	X	-	X	-	X	-	X	-	X
Total	**113**	**14**	**130**	**2**	**-**	**-**	**243**	**16**	**474**	**1**

SECTION 4 - PROFITS (LOSSES) ON FINANCIAL TRADING ACTIVITIES – CAPTION 80

In the reclassified statement of income recorded in the Report on Operations, the caption "Profits (losses) on financial trading activities" relative to the banking group appears, together with other items, in the caption D "Dividends and income from other financial assets and liabilities". Details of the reconstruction of the above-mentioned caption of the reclassified statement of income can be found in the corresponding Attachment.

4.1 Profits (losses) on financial trading activities: break-down

4.1.1 Profits (losses) on financial trading activities: break-down attributable to the banking group

(€/mil)

Asset/Income component	Capital gains (A)	Profit on trading (B)	Capital losses (C)	Losses on trading (D)	Profit (loss) [(A+B) - (C+D)]
1. Financial assets held for trading	91	336	(48)	(265)	114
1.1 Debt securities	16	119	(41)	(111)	(17)
1.2 Equities	6	102	(1)	(69)	38
1.3 O.I.C.R. quotas	69	105	(6)	(77)	91
1.4 Financing	-	-	-	-	-
1.5 Other	-	10	-	(8)	2
2. Financial liabilities held for trading	13	131	(17)	(119)	8
2.1 Debt securities	-	-	-	-	-
2.2 Debts	13	131	(17)	(119)	8
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	X	X	X	X	159
4. Derivative instruments	3,105	48,161	(2,593)	(48,148)	422
4.1 Financial derivatives	3,043	48,153	(2,525)	(48,118)	450
- On debt securities and interest rates	1,539	47,142	(1,580)	(47,045)	56
- On equities and equity indices	1,027	895	(644)	(869)	409
- On currencies and gold	X	X	X	X	(103)
- Other	477	116	(301)	(204)	88
4.2 Credit derivatives	62	8	(68)	(30)	(28)
Total	**3,209**	**48,628**	**(2,658)**	**(48,532)**	**703**

4.1.2 Profits (losses) on financial trading activities: break-down attributable to insurance companies

(€/mil)

Asset/Income component	Capital gains (A)	Profit on trading (B)	Capital losses (C)	Losses on trading (D)	Profit (loss) [(A+B) - (C+D)]
1. Financial assets held for trading	-	1	-	-	1
1.1 Debt securities	-	1	-	-	1
1.2 Equities	-	-	-	-	-
1.3 O.I.C.R. quotas	-	-	-	-	-
1.4 Financing	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Debts	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	X	X	X	X	(6)
4. Derivative instruments	2	22	(1)	(6)	17
4.1 Financial derivatives	2	22	(1)	(6)	17
- On debt securities and interest rates	2	20	(1)	(6)	15
- On equities and equity indices	-	2	-	-	2
- On currencies and gold	X	X	X	X	-
- Other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	2	23	(1)	(6)	12

4.1.3 Profits (losses) on financial trading activities: break-down by type attributable to other companies

In 2006 and 2005 the SANPAOLO IMI Group did not record any such items.

In 2006 and 2005 no significant losses or writedowns were recorded in financial trading activities due to impairment of debtor's credit status.

SECTION 5 - FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING – CAPTION 90

In the reclassified statement of income illustrated in the Report on Operations, the caption "Fair value adjustments from hedge accounting" for the banking group is included, together with other components, under caption D "Dividends and income from other financial assets and liabilities". Details of the reconstruction of the above-mentioned caption of the reclassified statement of income can be found in the corresponding Attachment.

5.1 Fair value adjustments in hedge accounting: break-down

(€/mil)

Income component/Value	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
A. Income relating to:					
A.1 Fair value hedging derivatives	357	59	-	416	313
A.2 Hedged financial assets (fair value)	101	4	-	105	265
A.3 Hedged financial liabilities (fair value)	602	-	-	602	304
A.4 Cash flow hedge financial derivatives	-	-	-	-	-
A.5 Currency assets and liabilities	-	-	-	-	-
Total income from hedge accounting (A)	1,060	63	-	1,124	882
B. Charges relating to:					
B.1 Fair value hedging derivatives	(189)	(46)	-	(235)	(784)
B.2 Hedged financial assets (fair value)	(850)	(26)	-	(876)	(80)
B.3 Hedged financial liabilities (fair value)	(5)	-	-	(5)	(22)
B.4 Cash flow hedge financial derivatives	-	-	-	-	-
B.5 Currency assets and liabilities	(14)	-	-	(14)	-
Total charges from hedge accounting (B)	(1,058)	(72)	-	(1,130)	(886)
C. Fair value adjustments from hedge accounting (A-B)	2	(9)	-	(6)	(4)

For more detailed information on the risk hedging policies adopted by the Group, see Part E of these Notes.

SECTION 6 - PROFITS (LOSSES) FROM DISPOSALS/REPURCHASES - CAPTION 100

6.1 Profits (losses) from disposals/repurchases: break-down

(€/mil)

Caption/Income component	Banking group			Insurance companies			Other companies			Total 2006			Total 2005		
	Profits	Losses	Net income	Profits	Losses	Net income	Profits	Losses	Net income	Profits	Losses	Net income	Profits	Losses	Net income
Financial assets															
1. Loans to banks (*)	6	-	6	-	-	-	-	-	-	6	-	6	-	(1)	(1)
2. Loans to customers (*)	81	(7)	74	-	-	-	-	-	-	81	(7)	74	73	(15)	58
3. Available-for-sale financial assets	333	(2)	331	226	(101)	125	-	-	-	559	(103)	456	390	(43)	347
3.1 Debt securities	39	(2)	37	63	(81)	(18)	-	-	-	102	(83)	19	152	(18)	134
3.2 Equities	291	-	291	160	(20)	140	-	-	-	451	(20)	431	201	(22)	179
3.3 O.I.C.R. quotas	3	-	3	3	-	3	-	-	-	6	-	6	36	(3)	33
3.4 Financing	-	-	-	-	-	-	-	-	-	-	-	-	1	-	1
4. Financial assets held to maturity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total assets	**420**	**(9)**	**411**	**226**	**(101)**	**125**	**-**	**-**	**-**	**646**	**(110)**	**536**	**463**	**(59)**	**404**
Financial liabilities															
1. Due to banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Due to customers	-	(2)	(2)	-	-	-	-	-	-	-	(2)	(2)	-	(1)	(1)
3. Securities issued	9	(3)	6	-	-	-	-	-	-	9	(3)	6	5	(14)	(9)
Total liabilities	**9**	**(5)**	**4**	**-**	**-**	**-**	**-**	**-**	**-**	**9**	**(5)**	**4**	**5**	**(15)**	**(10)**

(*) In addition to profits/losses from disposals, also includes penalties for early settlement of debts.

Note that in the 2005 reclassified statement of income recorded in the Report on Operations, the net result of sale of securities issued subject to hedging (-9 million euro) is restated in the caption "Dividends and income from other financial assets and liabilities", together with the economic effect of the relevant hedging transactions.

SECTION 7 - PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR VALUE – CAPTION 110

Evaluation of financial liabilities for 2006 and 2005 refers chiefly to insurance policies under which total risk is retained by the insured parties.

Note that financial results from the insurance business are included, together with relative income and cost items, in the reclassified statement of income illustrated in the Report on Operations under the caption "Net result of insurance activities".

The caption "Profits (losses) on financial assets and liabilities designated as at fair value" for the banking group is included, together with other components, under caption D "Dividends and income from other financial assets and liabilities" of the reclassified statement of income.

For a detailed description of the reconstruction of the reclassified statement of income, see the relevant Attachment to the Consolidated Financial Statements.

7.1 Profits (losses) on financial assets and liabilities designated as at fair value: break-down

7.1.1 Profits (losses) on financial assets and liabilities designated as at fair value: break-down attributable to the banking group

(€/mil)

Asset/Income component	Capital gains (A)	Profit on disposals (B)	Capital losses (C)	Losses on disposals (D)	Profit (loss) [(A+B) - (C+D)]
1. Financial assets	23	-	(39)	-	(16)
1.1 Debt securities	22	-	(39)	-	(17)
1.2 Equities	1	-	-	-	1
1.3 O.I.C.R. quotas	-	-	-	-	-
1.4 Financing	-	-	-	-	-
2. Financial liabilities	1	-	(12)	(5)	(16)
2.1 Debt securities	1	-	(11)	(5)	(15)
2.2 Due to banks	-	-	-	-	-
2.3 Due to customers	-	-	(1)	-	(1)
3. Other foreign currency financial assets and liabilities: exchange differences	X	X	X	X	-
4. Derivative instruments					
4.1 Financial derivatives	14	9	(10)	-	13
- on debt securities and interest rates	14	9	(10)	-	13
- on equities and equity indices	-	-	-	-	-
- on currencies and gold	X	X	X	X	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total derivatives	14	9	(10)	-	13
Total	38	9	(61)	(5)	(19)

7.1.2 Profits (losses) on financial assets and liabilities designated as at fair value: break-down attributable to insurance companies

(€/mil)

Asset/Income component	Capital gains (A)	Profit on disposals (B)	Capital losses (C)	Losses on disposals (D)	Profit (loss) [(A+B) - (C+D)]
1. Financial assets	174	1,196	(707)	(167)	496
1.1 Debt securities	76	579	(525)	(36)	94
1.2 Equities	51	465	(163)	(100)	253
1.3 O.I.C.R. quotas	47	152	(19)	(19)	161
1.4 Financing	-	-	-	(12)	(12)
2. Financial liabilities	46	-	(688)	(59)	(701)
2.1 Debt securities	-	-	-	(59)	(59)
2.2 Due to banks	-	-	-	-	-
2.3 Due to customers	46	-	(688)	-	(642)
3. Other foreign currency financial assets and liabilities: exchange differences	X	X	X	X	-
4. Derivative instruments					
4.1 Financial derivatives	170	69	(71)	(69)	97
- on debt securities and interest rates	167	41	(71)	(53)	84
- on equities and equity indices	3	28	-	(16)	15
- on currencies and gold	X	X	X	X	(2)
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total derivatives	170	69	(71)	(69)	97
Total	390	1,265	(1,466)	(295)	(108)

7.1.3 Profits (losses) on financial assets and liabilities designated as at fair value: break-down attributable to other companies included in the scope of consolidation

In 2006 and 2005, the SANPAOLO IMI Group did not record such profits.

In 2006 and 2005 no significant losses or devaluations were recorded in financial liabilities designated as at fair value due to impairment of debtor's credit status.

SECTION 8 - IMPAIRMENT LOSSES/WRITE-BACKS – CAPTION 130

8.1 Impairment losses/write-backs to loans: break-down

8.1.1 Net adjustments/write-backs to loans: break-down attributable to the banking group

(€/mil)

Transaction/Income component	Adjustments			Write-backs				Total 2006	Total 2005
	Specific		Portfolio	Specific (*)		Portfolio			
	Cancellations	Other		Due to interest	Other write-backs	Due to interest	Other write-backs		
A. Loans to banks	-	-	(8)	-	-	-	7	(1)	1
B. Loans to customers	(8)	(638)	(189)	58	330	6	32	(409)	(443)
C. Total	**(8)**	**(638)**	**(197)**	**58**	**330**	**6**	**39**	**(410)**	**(442)**

(*) In the reclassified statement of income illustrated in the Report on Operations, write-backs "due to interest" are included in net interest income.

8.1.2 Net adjustments/write-backs to loans: break-down attributable to insurance companies

(€/mil)

Transaction/Income component	Adjustments			Write-backs				Total 2006	Total 2005
	Specific		Portfolio	Specific (*)		Portfolio			
	Cancellations	Other		Due to interest	Other write-backs	Due to interest	Other write-backs		
A. Loans to banks	-	-	-	-	-	-	-	-	-
B. Loans to customers	-	-	-	-	-	-	-	-	2
C. Total	-	-	-	-	-	-	-	-	**2**

(*) In the reclassified statement of income illustrated in the Report on Operations, write-backs "due to interest" are included in net interest income.

8.1.3 Net adjustments/write-backs to loans: attributable to other companies included in the scope of consolidation

In 2006 and 2005, the SANPAOLO IMI Group did not record such adjustments/write-backs.

8.2 Impairment losses/write-backs to available-for-sale financial assets: break-down

8.2.1 Impairment losses/write-backs to available-for-sale financial assets: break-down attributable to the banking group

(€/mil)

Transaction/Income component	Adjustments		Write-backs		Total 2006	Total 2005
	Specific		Specific			
	Cancellations	Other	Due to interest	Other write-backs		
A. Debt securities	-	(5)	-	-	(5)	-
B. Equities	-	-	X	X	-	(1)
C. O.I.C.R. quotas	-	-	X	-	-	-
D. Financing to banks	-	-	-	-	-	-
E. Financing to customers	-	-	-	-	-	-
F. Total	-	**(5)**	-	-	**(5)**	**(1)**

8.2.2 Impairment losses/write-backs to available-for-sale financial assets: break-down attributable to insurance companies

In 2006 and 2005, the SANPAOLO IMI Group did not record such losses/write-backs.

8.2.3 Impairment losses/write-backs to available-for-sale financial assets: attributable to other companies included in the scope of consolidation

In 2006 and 2005, the SANPAOLO IMI Group did not record such losses/write-backs.

8.3 Impairment losses/write-backs to financial assets held to maturity: break-down

In 2006 and 2005, the SANPAOLO IMI Group did not record such losses/write-backs.

8.4 Impairment losses/write-backs to other financial transactions: break-down

8.4.1 Impairment losses/write-backs to other financial transactions: break-down attributable to the banking group

(€/mil)

Transaction/Income component	Adjustments			Write-backs				Total 2006	Total 2005
	Specific		Portfolio	Specific		Portfolio			
	Cancellations	Other		Due to interest	Other write-backs	Due to interest	Other write-backs		
A. Guarantees granted	-	(10)	(11)	-	11	-	4	(6)	-
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to grant finance	-	(35)	-	-	18	-	-	(17)	(4)
D. Other transactions	-	(1)	-	-	(2)	-	-	(3)	-
E. Total	-	(46)	(11)	-	27	-	4	(26)	(4)

8.4.2 Impairment losses/write-backs to other financial transactions: break-down attributable to insurance companies

(€/mil)

Transaction/Income component	Adjustments			Write-backs				Total 2006	Total 2005
	Specific		Portfolio	Specific		Portfolio			
	Cancellations	Other		Due to interest	Other write-backs	Due to interest	Other write-backs		
A. Guarantees granted	-	-	-	-	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to grant finance	-	-	-	-	-	-	-	-	-
D. Other transactions	(1)	(7)	-	-	-	-	-	(8)	-
E. Total	(1)	(7)	-	-	-	-	-	(8)	-

8.4.3 Impairment losses/write-backs to other financial transactions: break-down attributable to other companies included in the scope of consolidation

In 2006 and 2005, the SANPAOLO IMI Group did not record such losses/write-backs.

SECTION 9 - NET INSURANCE PREMIUMS – CAPTION 150

The technical results for the insurance business are included, together with relative financial income and charges, in the reclassified statement of income under the caption "Net result of insurance business". For a detailed description of the reconstruction of the reclassified statement of income, see the relevant Attachment to the Consolidated Financial Statements.

9.1 Net insurance premiums: break-down

(€/mil)

Premiums deriving from insurance business	Direct work	Indirect work	Total 2006	Total 2005
A. Life branch	**2,813**	**-**	**2,813**	**3,568**
A.1 Gross accounted premiums (+)	2,825	-	2,825	3,573
A.2 Premiums ceded for reinsurance (-)	(12)	X	(12)	(5)
A.3 Total	2,813	-	2,813	3,568
B. Casualty branch	52	-	52	31
B.1 Gross accounted premiums (+)	99	-	99	61
B.2 Premiums ceded for reinsurance (-)	(33)	X	(33)	(21)
B.3 Changes of the gross amount of premium reserve (+/-)	(22)	-	(22)	(13)
B.4 Changes in premium reserves reassured with third parties (+/-)	8	-	8	4
B.5 Total	52	-	52	31
C. Total net premiums	**2,865**	**-**	**2,865**	**3,599**

SECTION 10 - BALANCE OF OTHER INCOME/CHARGES ARISING ON INSURANCE ACTIVITIES - CAPTION 160

The technical results for the insurance business are included, together with relative financial income and charges, in the reclassified statement of income under the caption "Net result of insurance business". For a detailed description of the reconstruction of the reclassified statement of income, see the relevant Attachment to the Consolidated Financial Statements.

10.1 Balance of other income/charges arising on insurance activities: break-down

(€/mil)

Captions	Total 2006	Total 2005
1. Net change in technical reserves	(582)	(2,295)
2. Claims accrued and paid during the year	(2,672)	(1,981)
3. Other income/charges arising from insurance business	(215)	(220)
Total	**(3,469)**	**(4,496)**

10.2 Break-down of the sub-caption "Net change in technical reserves"

(€/mil)

Net change in technical reserves	Total 2006	Total 2005
1. Life branch		
A. Mathematical reserves		
A.1 Gross annual amount	(838)	(2,258)
A.2 (–) Amount reinsured with third parties	7	2
B. Other technical reserves		
B.1 Gross annual amount	-	(136)
B.2 (–) Amount reinsured with third parties	-	92
C. Technical reserves for investment risks to be borne by the insured		
C.1 Gross annual amount	249	5
C.2 (–) Amount reinsured with third parties	-	-
Total Life Branch Reserves	**(582)**	**(2,295)**
2. Casualty branch	-	-
Changes in other technical reserves of casualty branch other than claims fund, net of ceded reinsurance	-	-

10.3 Break-down of sub-caption "Claims accrued during the year"

(€/mil)

Charges associated to claims	Total 2006	Total 2005
Life branch: charges associated to claims, net of reinsurance ceded		
A. Amounts paid		
A.1 Gross annual amount	(2,623)	(1,968)
A.2 (-) Amount reinsured with third parties	1	-
B. Change in funds for amounts to be disbursed		
B.1 Gross annual amount	(27)	-
B.2 (–) Amount reinsured with third parties	-	-
Total life branch claims	**(2,649)**	**(1,968)**
Casualty branch: charges associated to claims, net of recoveries and reinsurance ceded		
C. Amounts paid:		
C.1 Gross annual amount	(19)	(15)
C.2 (–) Amount reinsured with third parties	4	4
D. Change in recoveries net of quotas borne by reinsurers	-	-
E. Change in damage fund		
E.1 Change in claims fund	(12)	(2)
E.2 (–) Amount reinsured with third parties	4	-
Total life branch claims	**(23)**	**(13)**

10.4 Break-down of the sub-caption "Other income and charges arising on insurance activities"

(€/mil)

	Total 2006	Total 2005
Other income	70	17
10.4.1 Life branch	64	6
10.4.2 Casualty branch	6	11
Other expenses	(285)	(237)
10.4.1 Life branch	(284)	(231)
10.4.2 Casualty branch	(1)	(6)

SECTION 11 - ADMINISTRATIVE COSTS – CAPTION 180 AND 185

11.1 Personnel costs: break-down

(€/mil)

Type of cost/Segment	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
1) Employees					
a) Wages and salaries	(1,991)	(47)	-	(2,038)	(1,926)
b) Social security charges	(517)	(11)	-	(528)	(504)
c) Provision for employee termination indemnities	(44)	-	-	(44)	(38)
d) Welfare expenses	(5)	-	-	(5)	(5)
e) Accruals to provision for termination indemnities	(83)	(1)	-	(84)	(82)
f) Accruals to pension funds and similar funds	(32)	(2)	-	(34)	(31)
- defined contribution	-	(2)	-	(2)	(1)
- defined benefit	(32)	-	-	(32)	(30)
g) Amounts paid to external complementary social security funds:	(66)	(1)	-	(67)	(59)
- defined contribution	(63)	(1)	-	(64)	(57)
- defined benefit	(3)	-	-	(3)	(2)
h) Costs arising on payment agreements based on own financial instruments	(40)	-	-	(40)	(7)
i) Other benefits in favor of employees	(527)	(5)	-	(532)	(95)
2) Other employees	(7)	(1)	-	(8)	(7)
3) Directors	(15)	(1)	-	(16)	(15)
Total	**(3,327)**	**(69)**	**-**	**(3,396)**	**(2,769)**

Other benefits in favor of employees include 451 million euro for charges linked to the early retirement of employees following the merger of SANPAOLO IMI and Banca Intesa. These charges, net of tax benefits, are recorded in the reclassified statement of income under a special caption.

11.2 Average number of employees by category

(€/mil)

	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
Employees	45,252	762	-	46,014	43,181
a. executives	837	40	-	877	821
b. total managers	15,005	299	-	15,304	13,673
- of which third and fourth level managers	*4,967*	*148*	*-*	*5,115*	*5,016*
c. remaining employees	29,410	423	-	29,833	28,687
Other personnel	126	59	-	185	245
Total 2006	**45,378**	**821**	**-**	**46,199**	**X**
Total 2005	**42,950**	**476**	**-**	**X**	**43,426**

The average number of employees is calculated as the arithmetic mean of all employees at the end of the year, and at the end of the previous year.

At 31 December 2006, Group employees totaled 50,071 people, of whom 7,067 people belonged to the companies included within the scope of consolidation as of the final quarter of the year, namely Cassa dei Risparmi di Forlì, Panonska Banka and Bank of Alexandria.

11.3 Defined benefit company pension funds: total costs

Costs recorded at statement of income *(€/mil)*

	Total 2006			Total 2005		
	Employee termination indemnity	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnity	INTERNAL PLANS	EXTERNAL PLANS
Employee benefit plan costs related to work performance	(48)	(2)	(22)	(46)	(3)	(22)
Financial costs of determining the present value of the defined benefit obligations	(36)	(7)	(78)	(36)	(8)	(76)
Expected profit from the fund's assets	-	6	71	-	6	76
Reimbursement from third parties	-	-	-	-	-	-
Recognized actuarial income	-	-	-	-	-	-
Recognized actuarial losses	-	-	-	-	-	-
Employee benefit plan costs related to past work performance	-	-	-	-	-	-
Reduction of the fund	-	-	-	-	-	-
Payment of the fund	-	-	-	-	-	-
Assets incurred in the year and not recognized	-	-	-	-	-	-

The figures reported in the table refer primarily to the banking group. In 2006, pension fund costs recorded directly under Shareholders' Equity totaled 114 million euro, net of taxes (down considerably on the 2005 figure of 199 million euro).

11.4 Other benefits in favor of employees

Besides the already mentioned charges for personnel retirement, other benefits in favor of employees for 2006 and 2005 chiefly included provisions for employee seniority bonuses and contributions paid into the Cassa di Assistenza (relief funds) for SANPAOLO IMI employees. These benefits essentially refer to the banking group.

11.5 Other administrative costs: break-down

(€/mil)

	Total 2006	Total 2005
IT costs	(293)	(285)
Software maintenance and upgrades	(163)	(146)
Data transmission charges	(40)	(48)
Maintenance and charges relating to machinery and electronic equipment	(58)	(60)
Telephone expenses	(32)	(31)
Real estate costs	(388)	(355)
Rental of premises	(176)	(168)
Security services	(39)	(34)
Cleaning of premises	(30)	(31)
Maintenance of property owned by the Bank	(26)	(24)
Maintenance of leasehold premises	(38)	(29)
Energy costs	(55)	(48)
Property costs	(24)	(21)
General expenses	(343)	(257)
Postage and telegraph charges	(63)	(57)
Office supplies	(28)	(31)
Transport and counting of valuables	(25)	(20)
Courier and transport services	(21)	(20)
Information and investigation	(75)	(76)
Other expenses	(131)	(53)
Professional and insurance fees	(287)	(264)
Professional fees	(162)	(158)
Legal and judiciary expenses	(51)	(46)
Insurance premiums - banks and customers	(74)	(60)
Promotion, advertising and marketing expenses	(139)	(128)
Advertising and corporate hospitality	(124)	(114)
Contributions and membership fees to trade unions and aggregations of categories	(15)	(14)
Indirect personnel costs	(120)	(106)
Indirect personnel expenses	(120)	(106)
Services rendered by third parties	(76)	(74)
Charges for services provided by third parties	(76)	(74)
Recoveries	81	63
Total	(1,565)	(1,406)
Indirect duties and taxes	(320)	(306)
- stamp duties	(217)	(216)
- substitute tax (Pres. Decree 60/173)	(58)	(53)
- local property taxes	(12)	(12)
- tax on stock exchange contracts	(9)	(4)
- non-deductible VAT on purchases	(3)	(3)
- other indirect duties and taxes	(21)	(18)
Recoveries	271	260
Total	(49)	(46)
Total other administrative costs	(1,614)	(1,452)

"General expenses - other expenses" includes 62 million euro for expenses for the merger between the Intesa Group and the SANPAOLO IMI Group which are recorded net of taxes in a specific caption in the reclassified statement of income.

The caption "Recovery of indirect duties and taxes" chiefly includes customer refunds on stamp duty, substitute tax (Pres. Decree no. 601/73) and taxes on stock market contracts paid by the Group on behalf of its customers. Refunds are entered on an accrual basis.

SECTION 12 - NET PROVISIONS FOR RISKS AND CHARGES – CAPTION 190

Net provisions for risks and charges are repositioned in the reclassified statement of income as set out in the following table.

(€/mil)

	Total 2006	Total 2005
Net provisions from reclassified financial statements	(178)	(141)
Restatement in the reclassified statement of income (*)	(1)	90
Total	**(179)**	**(51)**

(*) In the 2005 reclassified statement of income, the utilization of the provisions set up for risks associated with Italenergia Bis was reclassified under "Dividends and income from other financial assets and liabilities" together with other income/charges arising on that transaction. 2006 was affected by the restatement of charges for the Intesa-Sanpaolo merger.

12.1 Net provisions for risks and charges: break-down

(€/mil)

	Provisions	Use	Total
Net provisions for legal disputes	(130)	21	(109)
Net provisions for other personnel charges	(4)	1	(3)
Net provisions for risks and charges	(84)	17	(67)
Total 2006	**(218)**	**39**	**(179)**
Total 2005	**(241)**	**190**	**(51)**

The figures reported in the table refer primarily to the banking business. Further information on the Group's operational risks and current litigation can be found in Part E of these Notes.

SECTION 13 - NET ADJUSTMENTS/WRITE-BACKS TO TANGIBLE ASSETS - CAPTION 200

13.1 Net adjustments/write-backs to tangible assets: break-down

13.1.1 Net adjustments/write-backs to tangible assets: break-down attributable to the banking group

(€/mil)

Asset/Income component	Depreciation	Impairment adjustments	Write-backs	Profit (loss)
A. Tangible assets				
A.1 Owned by the Bank	(213)	-	-	(213)
- tangible assets	(213)	-	-	(213)
- tangible assets held for investment	-	-	-	-
A.2 Leased	(11)	-	-	(11)
- tangible assets	(11)	-	-	(11)
- tangible assets held for investment	-	-	-	-
Total	**(224)**	**-**	**-**	**(224)**

13.1.2 Net adjustments/write-backs to tangible assets: break-down attributable to insurance companies

(€/mil)

Asset/Income component	Depreciation	Impairment adjustments	Write-backs	Profit (loss)
A. Tangible assets				
A.1 Owned by the Bank	(3)	-	-	(3)
- tangible assets	(2)	-	-	(2)
- tangible assets held for investment	(1)	-	-	(1)
A.2 Leased	-	-	-	-
- tangible assets	-	-	-	-
- tangible assets held for investment	-	-	-	-
Total	**(3)**	**-**	**-**	**(3)**

13.1.3 Net adjustments/write-backs to tangible assets: break-down by type attributable to other companies

In 2006 and 2005 the SANPAOLO IMI Group did not hold any such items.

SECTION 14 - NET ADJUSTMENTS/WRITE-BACKS TO INTANGIBLE ASSETS – CAPTION 210

14.1 Net adjustments/write-backs to intangible assets: break-down

14.1 Net adjustments/write-backs to intangible assets: break-down attributable to the banking group

(€/mil)

Asset/Income component	Amortization	Impairment adjustments	Write-backs	Profit (loss)
A. Intangible assets				
A.1 Owned by the Bank	(161)	-	-	(161)
- generated internally	(112)	-	-	(112)
- other	(49)	-	-	(49)
A.2 Leased	(1)	-	-	(1)
Total	**(162)**	**-**	**-**	**(162)**

14.2 Net adjustments/write-backs to intangible assets: break-down attributable to insurance companies

(€/mil)

Asset/Income component	Amortization	Impairment adjustments	Write-backs	Profit (loss)
A. Intangible assets				
A.1 Owned by the Bank	(12)	-	-	(12)
- generated internally	-	-	-	-
- other	(12)	-	-	(12)
A.2 Leased	-	-	-	-
Total	**(12)**	**-**	**-**	**(12)**

14.1.3 Net adjustments/write-backs to intangible assets: break-down by type attributable to other companies

In 2006 and 2005 the SANPAOLO IMI Group did not hold any such items.

SECTION 15 - OTHER OPERATING INCOME (EXPENSES) – CAPTION 220

15.1 Other operating expenses: break-down

(€/mil)

	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
Other operating expenses					
Other expenses for consumer credit and leasing transactions	(24)	-	-	(24)	(25)
Transactions for legal disputes	(8)	-	-	(8)	(8)
Other non-recurring expenses	(38)	(1)	-	(39)	(35)
Other expenses	(18)	-	-	(18)	(8)
Total	**(88)**	**(1)**	-	**(89)**	**(76)**

15.2 Other operating income: break-down

(€/mil)

	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
Other operating income					
Cost recoveries	12	-	-	12	17
Income from IT companies	1	10	-	11	2
Reimbursement of services rendered to third parties	8	-	-	8	18
Other expenses for consumer credit and leasing transactions	33	-	-	33	30
Rent and other income from property	5	1	-	6	4
Other non-recurring income	40	3	-	43	56
of which: recovery of tax credits under dispute	-	-	-	-	7
Other income	27	-	-	27	23
Total other income	**126**	**14**	-	**140**	**150**

The caption "Cost recoveries" includes those recoveries that, pursuant to IAS/IFRS regulation, could not be offset against the related expenses incurred.

15.3 Other information on leasing agreements

The Group has leasing agreements in place with customers in its capacity as lessor. Leasing fees are not always fixed, but are often indexed to floating interest rates. As a result, the potential total of such fees is determined by changes in interest rates between the opening date and subsequent dates on which leasing fees are calculated. Accordingly, potential financial leasing fees in 2006 were recorded in net interest income as income for a total of 17 million euro, whereas in 2005, they were recorded as interest expenses for a total of 27 million euro.

SECTION 16 - PROFITS (LOSSES) ON EQUITY SHAREHOLDINGS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL – CAPTION 240

16.1 Profits (losses) on equity shareholdings: break-down

(€/mil)

Income component/Value	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
1) Subject to joint control					
A. Income	8	-	-	8	7
1. Revaluations	8	-	-	8	7
2. Profits on disposal	-	-	-	-	-
3. Write-backs	-	-	-	-	-
4. Other positive changes	-	-	-	-	-
B. Charges	-	-	-	-	(46)
1. Write-downs	-	-	-	-	-
2. Impairment losses/write-backs (*)	-	-	-	-	(46)
3. Losses on disposal	-	-	-	-	-
4. Other negative changes	-	-	-	-	-
Profit (loss)	8	-	-	8	(39)
2) Companies subject to significant influence					
A. Income	122	-	-	122	99
1. Revaluations	98	-	-	98	53
2. Profits on disposal	24	-	-	24	46
3. Write-backs	-	-	-	-	-
4. Other positive changes	-	-	-	-	-
B. Charges	(2)	-	-	(2)	(2)
1. Write-downs	(2)	-	-	(2)	(1)
2. Impairment losses/write-backs	-	-	-	-	-
3. Losses on disposal	-	-	-	-	(1)
4. Other negative changes	-	-	-	-	-
Profit (loss)	120	-	-	120	97
Total	**128**	-	-	**128**	**58**

(*) In the 2005 reclassified statement of income the adjustments for impairment on Carifori is shown among the adjustments to goodwill.

The table above does not include valuations for Sanpaolo IMI Private Equity Scheme B.V. and the residual quota of GEST Line S.p.A., as both companies are recorded among "Non-current assets and discontinued operations". Nevertheless, the impact of the value of these shareholdings on the consolidated statement of income was not significant.

The "Impairment losses/write-backs" for 2005 referred to the adjustment made by the Parent Bank to the holding in the Cassa dei Risparmi di Forlì.

SECTION 17 - NET FAIR VALUE ADJUSTMENT TO TANGIBLE AND INTANGIBLE ASSETS – CAPTION 250

The SANPAOLO IMI Group did not designate tangible and intangible assets at fair value for 2006 and 2005.

SECTION 18 - IMPAIRMENT OF GOODWILL – CAPTION 260

18.1 Impairment of goodwill: break-down

In 2006 and 2005, the SANPAOLO IMI Group did not perform significant adjustments for the impairment of goodwill (one million euro in 2005).

It should be noted for completeness that, in the 2005 reclassified statement of income, impairment of goodwill includes the adjustment for impairment on the Cassa dei Risparmi di Forlì of 46 million euro (reclassified from caption 240 profits/losses on equity shareholdings).

SECTION 19 - PROFITS (LOSSES) FROM DISPOSALS OF INVESTMENTS - CAPTION 270

19.1 Profits (losses) from disposals of investments: break-down

(€/mil)

Income component/Value	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
A. Property	**31**	-	-	**31**	**8**
- Profits on disposals	32	-	-	32	8
- Losses on disposals	(1)	-	-	(1)	-
B. Other assets	**(3)**	-	-	**(3)**	**8**
- Profits on disposals	4	-	-	4	8
- Losses on disposals	(7)	-	-	(7)	-
Net income	**28**	-	-	**28**	**16**

SECTION 20 - INCOME TAXES FOR THE YEAR – CAPTION 290

20.1 Income taxes for the year: break-down (*)

(€/mil)

Income component/Value	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
1. Current taxes (-)	(1,076)	(59)	-	(1,135)	(798)
2. Changes in current taxes of previous years (+/-)	(5)	-	-	(5)	(5)
3. Decrease in current taxes for the year (+)	26	-	-	26	67
4. Changes in deferred tax assets (+/-)	263	(8)	-	255	(214)
5. Changes in deferred tax liabilities (+/-)	-	(35)	-	(35)	31
6. Taxes for the year (-) (-1+/-2+3+/-4+/-5)	**(792)**	**(102)**	-	**(894)**	**(919)**

(*) Lower income taxes as a result of the recording of integration costs arising from the merger of Banca Intesa and SANPAOLO IMI are recorded under a special caption of the reclassified statement of income. For a detailed description of the reconstruction of the reclassified statement of income, see the relevant Attachment to the Consolidated Financial Statements.

20.2 Reconciliation of theoretical and effective tax charges in the financial statements

With a charge for taxes of 894 million euro (919 million euro in 2005), the tax rate of the SANPAOLO IMI Group in 2006 was 29.1%, less than the theoretical tax rate for a banking group (37.3%, 33% IRES and 4.3% IRAP). The reduction principally reflects:

(€/mil)

	Total 2006	Total 2005
Theoretical taxes for the year	37.3	37.3
Impact of participation exemption (*)	(9.7)	(7.8)
Impact of lower tax rates for foreign companies	(4.6)	(4.0)
Impact of non-deductible IRAP on personnel costs	4.0	4.6
Impact of non-deductible IRAP on costs for redundancy incentives	0.6	-
Impact of non-deductible IRAP on adjustments to loans	0.7	1.0
Other	0.8	-
Total	29.1	31.1

(*) Reflects the impact of exemption of capital gains on equity investments meeting the requirement of Art. 87 of D.P.R. no. 917/1986. With regard to the changes made to "participation exemption" during 2005, the exemption was total for capital gains up to 3 October 2005, 95% for capital gains between 4 October and 2 December 2005, and 91% for those from 3 December 2005 to 31 December 2006.

SECTION 21 - PROFITS (LOSSES) ON DISCONTINUED OPERATIONS - CAPTION 310

21.1 Profits (losses) on discontinued operations: break-down

(€/mil)

Income component/Segment	Banking group	Insurance companies	Other companies	Total 2006	Total 2005
Group of assets/liabilities					
1. Income	224	-	-	224	256
2. Charges	(154)	-	-	(154)	(195)
3. Income from valuation of the group of assets and associated liabilities	(44)	-	-	(44)	(27)
4. Profits (losses) on disposals	-	-	-	-	-
5. Duties and taxes	(6)	-	-	(6)	(29)
Profit (loss)	20	-	-	20	5

The 2006 result for the caption "Profits (losses) on discontinued operations" was determined by the sale of the tax collection branch of the Group in the second half of the year, and costs pertaining to French subsidiaries in the Fideuram Wargny Group (29 million euro).

Losses in 2005 relating to discontinued operations net of taxes (35 million euro) were exclusively determined by the impact on the statement of income of the consolidation and valuation of the aforementioned French subsidiaries.

The break-down of income taxes on discontinued operations for 2006 is reported in the table below. At 31 December 2005, income taxes for the Fideuram Wargny Group were negligible.

21.2 Break-down of income taxes on discontinued operations

(€/mil)

	Total 2006	Total 2005
1. Current taxes (-)	(9)	-
2. Changes in deferred tax assets (+/-)	3	-
3. Changes in deferred tax liabilities (+/-)	-	-
4. Income taxes for the year (-1 +/-2 +/-3)	(6)	-

SECTION 22 - PROFIT (LOSS) FOR THE YEAR ATTRIBUTABLE TO MINORITY INTERESTS – CAPTION 330

22.1 Break-down of caption 330 "profit for the year attributable to minority interests"

The profit for the year 2006 amounts to 54 million euro (57 million euro in 2005) and refers essentially to the share attributable to minority shareholders in Banca Fideuram and its subsidiaries.

22.2 Break-down of caption 330 "losses for the year attributable to minority interests"

In 2006 the SANPAOLO IMI Group did not record any significant losses attributable to minority interests.

SECTION 23 - OTHER INFORMATION

Further information on the Group's consolidated results for 2006, including in relation to the various business sectors in which it operates, can be found in the Report on Operations.

SECTION 24 - PROFIT PER SHARE

24.1 Average number of ordinary shares with diluted capital

At 31 December 2006 the Bank's fully-paid share capital of 5,400,253,255.68 euro was divided into 1,590,903,918 ordinary shares and 284,184,018 preference shares, both with a nominal value of 2.88 euro.

In 2006, the total number of ordinary shares rose by 3,936,600 over the figure at 31/12/2005, entirely due to share capital increases relating to stock option plans.

With reference to the calculation of the base profit per share, always for 2006, the weighted average of the ordinary shares was increased by the weighted average of the preferred shares. This decision is justified by the net result for the period which ensured an identical flow of remuneration both to ordinary and to preferred shareholders.

Net of own shares held by the Parent Bank and the other subsidiaries, the weighted average of the ordinary and preference shares included in the calculation of the base profit per share at 31 December 2006 was 1,870,385,734 shares.

For 2006, for the purposes of calculating the "diluted" gain per share, the shares that could be issued following the conversion to shares of all the "ordinary shares with potential dilution effect" supporting the stock option plan in place at 31 December 2006 were added to the number of computable shares. Their contribution is 229,770 shares.

Below are the principal elements used as numerator and denominator to compute the base profit and diluted profit per share in comparison to the results for 2005.

The impact of dilution at 31 December 2006, attributable exclusively to the increase in ordinary shares consequent to the potential exercise of the residual stock option rights, is negligible.

	2006	2005
Calculation of basis profit per share		
Consolidated net profit (€/mil)	2,148	1,983
of which:		
amount payable to ordinary shareholders (€/mil)	*1,822*	*1,570*
amount payable to preferred shareholders (€/mil)	*326*	*413*
weighted average number of shares	1,870,385,734	1,862,359,089
Basis profit per share (€)	**1.15**	**1.06**
Calculation of diluted profit per share		
Contribution of potential ordinary shares arising from the stock option plans	229,770	1,573,429
weighted average number of shares	1,870,615,504	1,863,932,519
Diluted profit per share (€)	**1.15**	**1.06**

24.2 Other information

In 2005 and 2006, the amount of the base and diluted profit per share relating to investments recorded as discontinued operations in the financial statements was essentially negligible, and hence has not been included in this section of the Notes.

Part D – Segment Reporting

Primary reporting

Business Sectors

In 2006, SANPAOLO IMI Group operations were structured into the Sectors "Banking" and "Savings and Assurance", which are accompanied by the Central Functions of governance, support and control.

In line with provisions in IAS 14 regarding Segment Reporting, a management approach has been taken with primary reporting based on the segmentation into Business Sectors, as this reflects the responsibilities introduced with the restructuring plan launched on 5 July 2005 and subsequent organizational initiatives. The economic and operating results reported below by Business Sector refer to the operating structure in place in the SANPAOLO IMI Group in 2006.

It should be borne in mind that - as already mentioned - as a result of the merger by incorporation of SANPAOLO IMI into Banca Intesa, a new organizational structure was introduced in January 2007 for the Intesa Sanpaolo Group.

The Business Sectors identified reflect the organizational structure of the Group and consist of business lines grouped together on the basis of products and services sold, and the legislative framework of reference. More specifically, "Banking" consists of traditional banking activities in Italy and abroad, and connected financial services; "Savings and Assurance" is focused on insurance and financial services for assurance, investment, and the protection of people and capital.

The table below reports key information providing an overview of the Business Sectors of the SANPAOLO IMI Group at the end of 2006.

Segment reporting was prepared in compliance with the International Accounting Standards (IAS) adopted for preparing the Group's financial results. Similar use of accounting standards enabled segment data and consolidated data to be effectively reconciled.

The economic results are based on reclassified figures, with values that express their contribution to the Group result. Assets and liabilities for the Sectors reported are those considered "significant" for the purposes of producing the economic results, i.e. the interest-earning assets and interest-bearing liabilities. This decision was motivated by the criterion of significance to the business conducted, and in an effort to achieve "information symmetry" between results and their underlying balance sheet components.

In order to ensure performance comparability, 2005 economic results and operating figures at 31 December 2005 were reworked where necessary on consistent bases, so as to take into account variations in the scope of the Business Sectors and the exit of GEST Line from the consolidation area. Operating figures at 31 December 2006 reported in the tables include the results for Banca Italo Albanese, Panonska Banka and Bank of Alexandria, included in the International Network Division, and Cassa dei Risparmi di Forlì (which as of 19 March 2007 has become Cassa dei Risparmi di Forlì e della Romagna), included in Other Activities. For comparative purposes, were necessary, operating figures have been restated excluding these results. As already mentioned, the above transactions did not have any substantial impact on the statement of income, as they were mainly performed at year end.

Detailed analysis of the Business Sectors can be found in the chapter "Group Business Structure" in the Report on Group Operations. The chapter also contains a full description of products and services sold, the customer segments served, and key initiatives pursued over the year.

Criteria for calculating profitability of the Business Sectors

The statement of income for the Business Sectors has been drawn up in the following way:

- for those Sectors whose activities are carried out both by the Parent Bank and by its subsidiaries, the Parent Bank accounts attributable to the relevant Sector have been consolidated with the income statement line items of its subsidiary companies. In particular, the attribution to individual Sectors of Parent Bank line items has been made on the basis of the following principles:
  - net interest income was calculated using appropriate internal transfer rates;
  - in addition to real commissions, notional commissions for services rendered between business units have also been quantified;
  - direct costs were calculated for each Sector, whilst costs borne by central units, other than those pertaining to holding functions, have been allocated to the same Business Sectors. More specifically, for services rendered by central units to operating business units, costs were allocated at standard prices, with any differences between costs actually borne and costs assigned being allocated to head office. This method is aimed at making the central structures responsible for the recovery of efficiency;
- for those Business Sectors whose activities are wholly carried out by subsidiaries, the statements of income of the relevant companies have been reported in terms of their contribution to the consolidated results, net of minority interests and after posting the consolidation of items relative to the Sector.

Furthermore, each Sector has been attributed the economic capital on the basis of the current risks (credit, market and operational) calculated according to the VaR (Value at Risk) approach; these risks are covered entirely by the primary capital. The only exception is Banca Fideuram, that operates in the Savings and Assurance sector, for which, as it is a listed company at 31 December 2006, reference has been made to accounting net shareholders' equity at the end of the year (excluding profit), in line with the practice for the Group.

	Banking	Savings and Assurance	Central Functions	Netting and consolidation entries	Group total
REVENUES FROM THE SECTOR (€/mil) (1)					
2006	7,068	1,384	625	21	9,098
2005 pro forma (2)	6,579	1,271	363	-12	8,201
Change 2006 / 2005 pro forma (%)	+7.4	+8.9	+72.2	n.s.	+10.9
RESULTS OF THE SECTOR (€/mil) (3)					
2006	2,764	742	63	21	3,590
2005 pro forma (2)	2,416	710	-180	8	2,954
Change 2006 / 2005 pro forma (%)	+14.4	+4.5	n.s.	+162.5	+21.5
PROFITS (LOSSES) ON EQUITY SHAREHOLDINGS (€/mil)					
2006	41	1	86	-	128
2005 pro forma (2)	56	-	46	2	104
Change 2006 / 2005 pro forma (%)	-26.8	n.s.	+87.0	n.s.	+23.1
NET ADJUSTMENTS TO LOANS (€/mil)					
2006	-518	2	20	-5	-501
2005 pro forma (2)	-520	1	24	3	-492
Change 2006 / 2005 pro forma (%)	-0.4	+100.0	-16.7	n.s.	+1.8
NET ADJUSTMENTS TO TANGIBLE AND INTANGIBLE ASSETS (€/mil)					
2006	-25	-29	-347	-	-401
2005 pro forma (2)	-31	-34	-370	-	-435
Change 2006 / 2005 pro forma (%)	-19.4	-14.7	-6.2	-	-7.8
COST OF PROPERTY, FIXTURES AND FITTINGS, EQUIPMENT AND INTANGIBLE ASSETS ACQUIRED IN THE PERIOD (€/mil) (4)					
2006	355	49	1,636	-	2,040
2005 pro forma (2)	94	28	287	-	409
Change 2006 / 2005 pro forma (%)	n.s.	+75.0	n.s.	-	n.s.
TOTAL INTEREST-EARNING ASSETS (€/mil) (5)					
31/12/2006	163,626	9,252	99,697	-48,751	223,824
31/12/2006 restated (6)	156,262	9,252	99,697	-48,751	216,460
31/12/2005 pro forma (2)	146,007	6,460	86,323	-53,022	185,768
Change 31/12/2006-31/12/2005 pro forma (%)	+12.1	+43.2	+15.5	-8.1	+20.5
TOTAL INTEREST-BEARING LIABILITIES (€/mil) (5)					
31/12/2006	145,034	8,252	118,435	-55,832	215,889
31/12/2006 restated (6)	138,134	8,252	118,435	-55,832	208,989
31/12/2005 pro forma (2)	129,607	5,780	101,350	-58,783	177,954
Change 31/12/2006-31/12/2005 pro forma (%)	+11.9	+42.8	+16.9	-5.0	+21.3

(1) Total operating income.
(2) Figures reconstructed taking into account the changes in the scope of the Business Sectors and the exit of GEST Line from the scope of consolidation.
(3) Pre-tax operating profit (loss).
(4) This includes: acquisitions and capitalized improvement expenses for tangible assets (land, buildings, fixtures and fittings, electrical equipment and other); purchase of intangible assets and increases in internal intangible assets The significant growth on the Central Functions is partly due to the goodwill of newly acquired banks.
(5) Excluding Banca IMI group.
(6) Figures restated excluding Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

Business Sector profitability has been expressed in terms of RORAC (Return On Risk Adjusted Capital), expressed as the ratio of the Business Sector's contribution to net Group profits to average absorbed capital as measured by the VaR approach. Concerning Savings and Assurance, profitability has been calculated relating the contribution of the Sector to the Group net profit to the amount of accounting net shareholders' equity of Banca Fideuram and the average absorbed capital of EurizonVita (formerly Assicurazioni Internazionali di Previdenza – A.I.P.) and of Eurizon Capital (formerly Sanpaolo IMI Asset Management).

Secondary Reporting

In accordance with the management approach and the organizational decisions of the Group, secondary reporting as required by IAS 14 is based on the disclosure of information by Geographical Sectors. Below is a summary report of the main operating data divided between Italy, Europe and the rest of the world. In all, 86% of revenues come from Italy; the significant growth in investment costs can be put down primarily to goodwill for the newly-acquired banks (Bank of Alexandria, Panonska Banka, Cassa dei Risparmi di Forlì, Banca Italo Albanese).

	Italy	Europe	Rest of the world	Group total
REVENUES FROM THE SECTOR (€/mil) (1)				
2006	7,822	1,185	91	9,098
2005 pro forma (2)	7,303	843	55	8,201
Change 2006 / 2005 pro forma (%)	+7.1	+40.6	+65.5	+10.9
COST OF PROPERTY, FIXTURES AND FITTINGS, EQUIPMENT AND INTANGIBLE ASSETS ACQUIRED IN THE PERIOD (€/mil) (3)				
2006	744	184	1,112	2,040
2005	385	24	-	409
Change 2006 / 2005 (%)	+93.2	n.s.	n.s.	n.s.
TOTAL INTEREST-EARNING ASSETS (€/mil) (4)				
31/12/2006	199,508	17,270	7,046	223,824
31/12/2006 restated (5)	196,472	12,942	7,046	216,460
31/12/2005	167,541	11,631	6,596	185,768
Change 31/12/2006-31/12/2005 (%)	+19.1	+48.5	+6.8	+20.5

(1) Total operating income.

(2) Figures reconstructed taking into account the exit of GEST Line from the scope of consolidation.

(3) The caption includes: acquistions and capitalized improvement expenses for tangible assets (land, buildings, fixtures and fittings, electrical equipment and other); purchase of intangible assets and increases in internal intangible assets.

(4) Excluding the Banca IMI Group.

(5) Figures restated excluding Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria and Banca Italo Albanese, which entered the scope of consolidation in 2006.

Part E – Information on risks and risk hedging policies

SECTION 1 – BANKING GROUP'S RISKS

This part of the Notes provides important information on banking group risks, as identified below, risk management and hedging policies adopted, and trading activity in financial instruments. Given that the legal, accounting and fiscal effects of the merger of SANPAOLO IMI and Banca Intesa took effect as of 1 January 2007, the qualitative and quantitative information provided refer to trading activities in 2006 for the SANPAOLO IMI Group alone.

1.1 CREDIT RISK

The SANPAOLO IMI Group has been strongly committed to risk management and control on the basis of the following three principles:
- clear identification of responsibility for taking on risks;
- measurement and control systems in line with international best practice;
- organizational separation between the functions that carry out day-to-day operations and those that carry out controls.

The policies relating to the acceptance of credit and financial risks were defined by the Board of Directors and Executive Committee of the Parent Bank with support from specific operating Committees.

The Parent Bank also performed general functions of risk management and control and made risk-acceptance in the case of large risks, supported by the Risk Management Department.

The Group companies that generated credit and/or financial risks were assigned limits of autonomy and each had its own control structure. For the main Group banking networks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico), these functions were carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions, which periodically reported to the Board of Directors and the Audit Committee of the subsidiary.

QUALITATIVE INFORMATION

Credit risk management policies

Organization

SANPAOLO IMI had established lines of conduct to be followed throughout the Group when taking on credit risk. The Parent Bank and the subsidiaries were assigned approval limits defined in terms of total Group exposure to the counterpart and also differentiated according to the counterpart's internal rating. Any transaction exceeding the prescribed limits had to be submitted to the approval/opinion of the appropriate Bodies of the Parent Bank, consisting of (according to the level of exposure) the Credit Department, the Group Credit Committee (composed of the Managing Director and the heads of the responsible structures), the Executive Committee and the Board of Directors.

The Credit Department, which is independent from the business segments, was responsible for defining and updating the credit procedures and processes at Group level. With regard to the acceptance phase, it ensured the investigation and approval/opinion phase of transactions that exceeded the abovementioned approval limits. The Credit Department was also responsible for controlling and preventing the impairment in the credit quality, and setting policies for the management and control of doubtful loans.

The Risk Management Department was responsible, at Group level, for defining and updating the credit risk measurement methods, with the objective of guaranteeing their alignment with best practice, as well as for analyzing the risk profile and preparing summary reports for SANPAOLO IMI's top management on the changes in the Group's asset quality.

The control structures operating within the individual Companies were responsible for measuring and monitoring the portion of the loan book assigned to them.

For the Group banking networks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico) these functions were carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions that report periodically to the Board of Directors of the subsidiary.

Management, measurement and control systems

SANPAOLO IMI developed a set of instruments to ensure analytical control over the quality of the loans to customers and financial institutions, and loans subject to country risk.

With regard to loans to customers, grading models have been developed, differentiated according to the economic sector and size of the counterpart (Corporate, Italian Public Entities, Small Business, Mortgage, Personal loans). These models made it possible to summarize the credit quality of the counterparty in a measurement, the rating, which reflected the probability of default over a period of one year, adjusted on the basis of the average level of the economic cycle. Statistical calibrations have rendered these ratings fully consistent with those awarded by rating agencies, forming a single scale of reference. The periodic backtesting analyses carried out, comparing the insolvency forecasts with the effective defaults, confirmed the validity of the models used.

In 2005, the rating, which was previously used in the loan approval process with regard to counterparties submitted to the Group Credit Committee, was introduced as an essential element of the process also for loans granted by the branch network. Together with the assessment of the credit mitigating factors (typically guarantees, facility types and covenants), the rating contributed to defining the credit risk strategy, represented by the set of commercial policies and management behavior (frequency of reviews of lines of credit and repayment actions). The attribution of the rating was generally assigned to the branches, except for several types of counterparties (mainly large groups and complex conglomerates, non-banking financial institutions, insurance companies and cash flow financing), which, as they require expert assessments, were assigned to a specialist unit in the head office.

The new loan process, designed in compliance with Basel 2 organizational requirements, was introduced throughout the Group for the Corporate and Italian Public Entities segments (network banks, Banca OPI, Sanpaolo IMI Bank Ireland, Banca IMI and Sanpaolo Leasint) and in all network banks for the Small Business and Mortgage segments. At the beginning of 2007, the new process was extended to the Personal Loans segment throughout the network banks. Activities are currently under way for extending this process to other products for Retail customers (the consumer credit component, where scoring models are used).

With regard to banking and finance counterparties, a system was established to classify the financial institutions in a scale consistent with those used by rating agencies. The risk class formed the basic information that, integrated by the type and duration of the transaction, and by any guarantees present, made it possible to determine the credit limits with each counterparty.

Finally, as regards country risk, the rating was assigned on the basis of a model that took into consideration the judgment of specialized institutions and agencies, market information and internal assessments.

The ratings were not just a direct instrument to monitor and control credit risk, but are also a primary element for management control of credit risk, through the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including expected losses and capital at risk.

The expected loss is the product of exposure to default, probability of default (derived from the rating) and loss given default. The latter is measured with reference to an economic rather than accounting concept of loss including internal and external legal costs and prudently calculated on the discounted value of post-default recoveries of non-performing or problem loans.

The "expected" loss represents the average of the loss distribution, whereas the capital at risk is defined as the maximum "unexpected" loss that the Group may incur with a confidence level of 99.96%, corresponding to the level of risk implied by the rating of SANPAOLO IMI senior debt assigned by the ratings agencies (AA- from Standard & Poor's and Fitch, Aa3 from Moody's).

Techniques for the mitigation of credit risk

The techniques for the mitigation of credit risk are the elements that contribute to reducing the loss given default. They include guarantees, facility types and covenants.

The evaluation of the mitigating factors was performed through a procedure that assigns a loss given default to each individual loan, assuming the highest values in the case of ordinary non-guaranteed financing and decreasing in accordance with the strength given to any mitigating factors present.

The "very strong" and "strong" mitigating factors include financial collateral and residential mortgages. Other mitigating guarantees include non-residential mortgages and personal guarantees issued by unrated parties, provided they have sufficient personal assets. The strength of the personal guarantee issued by rated parties (typically banks, Credit Guarantee Consortia and corporations, in general belonging to the same counterparty group) was assessed on the basis of the guarantor's credit quality through mechanisms based on "PD substitution".

The loss given default values were subsequently aggregated at customer level in order to provide a summary evaluation of the strength of the mitigating factors.

Within the credit acceptance and management process, as mentioned above, the strength of the mitigating factors was significant in the definition of the credit strategy, in particular with reference to the counterparties classified by the rating system as non investment grade. In addition, certain types of transactions, typically medium-long term, required collateral or covenants for their finalization regardless of the credit strategy defined.

Impaired financial assets

This item describes the technical-organizational and methodological procedures used in the management and control of impaired financial assets. This information includes the methods of classification of the assets by counterparty quality, the factors that allowed transition from impaired exposures to performing exposures, the analysis of the exposure by length of past due status, and the procedures for the assessment of the adequacy of writedowns and provisions.

****

For further information on the classification of impaired assets, see Part A – Accounting Policies. The correct application of classification rules is managed through the use of specific tools and procedures; monitoring and supervision of classification is performed by a central structure responsible for credit quality control.

With reference to loans due/overdue by more than 180 days, restructured loans and problem loans, the structures responsible for their management were identified, on the basis of pre-determined thresholds of increasing significance, within the operational areas, in decentralized organizational units that carried out specialist activities and in a dedicated central structure that was responsible for the entire management and coordination of these matters.

The management of non performing positions was centralized within specialized functions of the head office which, in carrying out relevant recovery actions, relied on personnel located throughout the branch network. Within these actions, in order to identify the strategies that may be implemented for each individual position, out of court and judicial solutions are examined, in terms of cost-benefit analyses, taking into account the financial impact of the estimated recovery times.

Impairment losses on assets were measured on the basis of the measurement criteria identified and detailed in Part A – Accounting Policies. The valuation was reviewed whenever significant events came to light that could have altered the recovery prospects. In order for adjustments to be made in a timely manner for these events, the information relating to the debtor was periodically monitored and the progress of out of court settlements and the various phases of legal proceedings are continually verified.

The return of impaired loans to performing status, governed by specific internal regulations, might only take place on the proposal of the abovementioned structures responsible for their management, upon ascertainment that the critical conditions or state of default no longer existed and subject to the binding opinion, where envisaged, of the structure responsible for credit control.

The overall doubtful loans portfolio was continually monitored through a predetermined control system and periodic managerial reporting.

QUANTITATIVE INFORMATION

A. CREDIT QUALITY

A.1 Performing and impaired loans: amounts, adjustment, changes, break-down by type and geographical area

A.1.1 Financial assets analyzed by portfolio and credit quality (book value)

(€/mil)

Portfolios/Quality	Banking group						Other companies		Total
	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk	Other assets	Impaired	Other	
1. Financial assets held for trading	1	1	-	3	-	23,596	-	322	23,923
2. Available-for-sale financial assets	4	-	-	-	-	16,141	-	19,684	35,829
3. Financial assets held to maturity	-	-	-	-	-	2,872	-	-	2,872
4. Loans to banks	-	-	-	-	30	29,989	-	39	30,058
5. Loans to customers	1,100	1,179	121	765	63	154,311	-	261	157,800
6. Financial assets designated as at fair value	-	-	-	-	-	787	-	19,898	20,685
7. Non-current assets and discontinued operations	-	-	-	-	-	78	-	-	78
8. Hedging derivatives	-	-	-	-	-	831	-	189	1,020
Total as at 31/12/2006	**1,105**	**1,180**	**121**	**768**	**93**	**228,605**	**-**	**40,393**	**272,265**
Total as at 31/12/2005	**1,085**	**1,074**	**94**	**1,066**	**64**	**204,237**	**-**	**41,231**	**248,851**

Figures for other companies refer exclusively to insurance companies.

A.1.2 Financial assets analyzed by portfolio and credit quality (gross and net values)

(€/mil)

Portfolios/Quality	Impaired assets				Other assets			Total
	Gross exposure	Specific adjustments	Portfolio adjustments	Net exposure	Gross exposure	Portfolio adjustments	Net exposure	(net exposure)
A. Banking group								
1. Financial assets held for trading	5	-	-	5	X	X	23,596	23,601
2. Available-for-sale financial assets	9	5	-	4	16,141	-	16,141	16,145
3. Financial assets held to maturity	-	-	-	-	2,872	-	2,872	2,872
4. Loans to banks	3	3	-	-	30,041	22	30,019	30,019
5. Loans to customers	7,668	4,080	423	3,165	155,616	1,242	154,374	157,539
6. Financial assets designated as at fair value	-	-	-	-	X	X	787	787
7. Non-current assets and discontinued operations	-	-	-	-	78	-	78	78
8. Hedging derivatives	-	-	-	-	X	X	831	831
Total A	7,685	4,088	423	3,174	204,748	1,264	228,698	231,872
B. Other companies included in the scope of consolidation								
1. Financial assets held for trading	-	-	-	-	X	X	322	322
2. Available-for-sale financial assets	-	-	-	-	19,684	-	19,684	19,684
3. Financial assets held to maturity	-	-	-	-	-	-	-	-
4. Loans to banks	-	-	-	-	39	-	39	39
5. Loans to customers	-	-	-	-	261	-	261	261
6. Financial assets designated as at fair value	-	-	-	-	X	X	19,898	19,898
7. Non-current assets and discontinued operations	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	X	X	189	189
Total B	-	-	-	-	19,984	-	40,393	40,393
Total as at 31/12/2006	**7,685**	**4,088**	**423**	**3,174**	**224,732**	**1,264**	**269,091**	**272,265**
Total as at 31/12/2005	**7,284**	**3,811**	**154**	**3,319**	**246,626**	**1,094**	**245,532**	**248,851**

Figures for other companies refer exclusively to insurance companies.

A.1.3 On-balance sheet and off-balance sheet loans to banks: gross and net values

(€/mil)

Type of loan/Value	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure
A. ON-BALANCE SHEET LOANS				
A.1 Banking group				
a) Non-performing loans	3	3	-	-
b) Problem loans	1	1	-	-
c) Restructured loans	-	-	-	-
d) Expired loans	-	-	-	-
e) Country risk	31	X	1	30
f) Other assets	37,421	X	21	37,400
Total A.1	**37,456**	**4**	**22**	**37,430**
A.2 Other companies				
a) Impaired	-	-	-	-
b) Other	7,574	X	-	7,574
Total A.2	**7,574**	**-**	**-**	**7,574**
Total A	**45,030**	**4**	**22**	**45,004**
B. OFF-BALANCE SHEET LOANS				
B.1 Banking group				
a) Impaired	-	-	-	-
b) Other	9,989	X	2	9,987
Total B.1	**9,989**	**-**	**2**	**9,987**
B.2 Other companies				
a) Impaired	-	-	-	-
b) Other	10	X	-	10
Total B.2	**10**	**-**	**-**	**10**
Total B	**9,999**	**-**	**2**	**9,997**

Figures for other companies refer exclusively to insurance companies.

On-balance sheet loans include all on-balance sheet financial assets regardless of the portfolio they are allocated to: held for trading, available-for-sale, held to maturity, loans, assets designated at fair value, discontinued operations.

A.1.4 On-balance sheet loans to banks: changes in impaired loans subject to "country risk" - gross

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
A. Opening gross exposure	3	1	-	-	55
- of which: loans sold and not cancelled	-	-	-	-	-
B. Increases	-	-	-	-	8
B.1 from performing loans	-	-	-	-	-
B.2 transfer from other categories of impaired loans	-	-	-	-	-
B.3 other increases	-	-	-	-	8
C. Decreases	-	-	-	-	(32)
C.1 to performing loans	-	-	-	-	-
C.2 cancellations	-	-	-	-	-
C.3 collections	-	-	-	-	-
C.4 arising from sales	-	-	-	-	-
C.5 transfer to other categories of impaired loans	-	-	-	-	-
C.6 other decreases	-	-	-	-	(32)
D. Closing gross exposure	3	1	-	-	31
- of which: loans sold and not cancelled	-	-	-	-	-

On-balance sheet loans include all on-balance sheet financial assets regardless of the portfolio they are allocated to: held for trading, available-for-sale, held to maturity, loans, assets designated at fair value, discontinued operations.

A.1.5 On-balance sheet loans to banks: changes in total adjustments

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
A. Total opening adjustments	**3**	**1**	-	-	**8**
- of which: loans sold and not cancelled	-	-	-	-	-
B. Increases	-	-	-	-	**1**
B.1 adjustments	-	-	-	-	-
B.2 transfer from other categories of impaired loans	-	-	-	-	-
B.3 other increases	-	-	-	-	1
C. Decreases	-	-	-	-	**(8)**
C.1 write-backs due to valuation	-	-	-	-	(7)
C.2 write-backs due to collection	-	-	-	-	-
C.3 cancellations	-	-	-	-	-
C.4 transfer to other categories of impaired loans	-	-	-	-	-
C.5 other decreases	-	-	-	-	(1)
D. Total closing adjustments	**3**	**1**	-	-	**1**
- of which: loans sold and not cancelled	-	-	-	-	-

On-balance sheet loans include all on-balance sheet financial assets regardless of the portfolio they are allocated to: held for trading, available-for-sale, held to maturity, loans, assets designated at fair value, discontinued operations.

A.1.6 On-balance sheet and off-balance sheet loans to customers: gross and net values

(€/mil)

Type of loan/Value	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure
A. ON-BALANCE SHEET LOANS				
A.1 Banking group				
a) Non-performing loans	4,906	3,637	164	1,105
b) Problem loans	1,700	398	123	1,179
c) Restructured loans	155	34	-	121
d) Expired loans	916	15	136	765
e) Country risk	94	X	31	63
f) Other assets	183,819	X	1,212	182,607
Total A.1	**191,590**	**4,084**	**1,666**	**185,840**
A.2 Other companies				
a) Impaired	-	-	-	-
b) Other	32,355	X	-	32,355
Total A.2	**32,355**	-	-	**32,355**
Total A	**223,945**	**4,084**	**1,666**	**218,195**
B. OFF-BALANCE SHEET LOANS				
B.1 Banking group				
a) Impaired	344	53	2	289
b) Other	58,016	15	146	57,855
Total B.1	**58,360**	**68**	**148**	**58,144**
B.2 Other companies				
a) Impaired	-	-	-	-
b) Other	-	X	-	-
Total B.2	-	-	-	-
Total B	**58,360**	**68**	**148**	**58,144**

Figures for other companies refer exclusively to insurance companies.

On-balance sheet loans include all on-balance sheet financial assets regardless of the portfolio they are allocated to: held for trading, available-for-sale, held to maturity, loans, assets designated as at fair value, discontinued operations.

A.1.7 On-balance sheet loans to customers: changes in impaired loans subject to "country risk" - gross

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
A. Opening gross exposure	**4,326**	**1,573**	**128**	**1,253**	**25**
- of which: loans sold and not cancelled	*6*	-	-	-	-
B. Increases	1,270	1,384	132	2,093	78
B.1 from performing loans	140	632	3	1,628	1
B.2 transfer from other categories of impaired loans	490	437	65	16	-
B.3 other increases	640	315	64	449	77
B.3.1 Business combinations	*411*	*73*	*4*	*16*	*58*
C. Decreases	(690)	(1,257)	(105)	(2,430)	(9)
C.1 to performing loans	(17)	(95)	-	(1,237)	-
C.2 cancellations	(208)	(20)	(6)	(4)	-
C.3 collections	(403)	(594)	(84)	(764)	-
C.4 arising from sales	(12)	(1)	-	-	-
C.5 transfer to other categories of impaired loans	(50)	(531)	(13)	(414)	-
C.6 other decreases	-	(16)	(2)	(11)	(9)
D. Closing gross exposure	**4,906**	**1,700**	**155**	**916**	**94**
- of which: loans sold and not cancelled	*7*	*1*	-	*1*	-

On-balance sheet loans include all on-balance sheet financial assets regardless of the portfolio they are allocated to: held for trading, available-for-sale, held to maturity, loans, assets designated at fair value, discontinued operations.

A.1.8 On-balance sheet loans to customers: changes in total adjustments

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
A. Total opening adjustments	**3,241**	**499**	**34**	**187**	**8**
- of which: loans sold and not cancelled	*2*	-	-	-	-
B. Increases	1,028	299	25	29	27
B.1 adjustments	401	224	10	13	14
B.2 transfer from other categories of impaired loans	127	18	13	-	-
B.3 other increases	500	57	2	16	13
B.3.1 Business combinations	*343*	*25*	-	*1*	*13*
C. Decreases	(467)	(276)	(25)	(64)	(4)
C.1 write-backs due to valuation	(73)	(50)	(2)	(44)	-
C.2 write-backs due to collection	(138)	(64)	(7)	(1)	-
C.3 cancellations	(208)	(21)	(6)	(4)	-
C.4 transfer to other categories of impaired loans	(15)	(132)	(7)	(4)	-
C.5 other decreases	(33)	(9)	(3)	(11)	(4)
D. Total closing adjustments	**3,802**	**522**	**34**	**152**	**31**
- of which: loans sold and not cancelled	*2*	-	-	-	-

On-balance sheet loans include all on-balance sheet financial assets regardless of the portfolio they are allocated to: held for trading, available-for-sale, held to maturity, loans, assets designated at fair value, discontinued operations.

Loans to risk countries for the SANPAOLO IMI Group in 2006 totaled 125 million euro gross of adjustments (80 million euro in 2005), and 93 million euro (64 million euro in 2005) net of adjustments (loans to banks and to customers). The figure is predominantly concentrated in the banking book of the Parent Bank. As of 2006, the figure includes a limited amount of loans to Serbia and Albania, held by the newly acquired Panonska Banka and Banca Italo Albanese.

Hedging ratio of loans to customers

Category	31/12/2006 (%)	31/12/2005 (%)
Non-performing loans	77.52%	75.01%
Problem and restructured loans	29.92%	31.33%
Loans due/overdue by more than 180 days	16.48%	14.92%
Non-guaranteed loans to countries at risk	32.98%	32.00%
Performing financing (*)	0.78%	0.78%

(*) The figure does not include securities from the Loans and Receivables portfolio

A.2 Break-down of loans based on external and internal ratings

A.2.1 Break-down of on-balance sheet and off-balance sheet loans by external rating class (book value)

(€/mil)

Loans	External rating classes						Without rating	Total as at 31/12/2006
	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	Less than B-		
A. On-balance sheet loans	**27,879**	**34,126**	**5,864**	**765**	**716**	**3,173**	**150,747**	**223,270**
B. Derivatives	**1,253**	**444**	**60**	**2**	**-**	**4**	**5,511**	**7,274**
B.1 Financial derivatives	1,233	437	60	2	-	4	5,484	7,220
B.2 Credit derivatives	20	7	-	-	-	-	27	54
C. Guarantees granted	**4,932**	**2,263**	**1,486**	**251**	**9**	**209**	**18,221**	**27,371**
D. Commitments to grant finance	**6,196**	**6,758**	**3,606**	**198**	**57**	**104**	**16,567**	**33,486**
Total	**40,260**	**43,591**	**11,016**	**1,216**	**782**	**3,490**	**191,046**	**291,401**

Break-down by external rating class is based on ratings assigned by Standard and Poor's and Moody's; where two ratings for the one customer were available, the more prudential of the two was adopted.

As the ratings refer to loans to the public and banking sectors and corporate customers of high standing, external rating classes are concentrated at the investment grade level.

The less-than-B- column includes doubtful loans.

A.2.2 Break-down of on-balance sheet and off-balance sheet loans by internal rating class (book value)

(€/mil)

Loans	Internal rating classes						Impaired loans	Without rating	Total as at 31/12/2006
	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	Less than B-			
A. On-balance sheet loans	35,712	47,753	51,456	24,612	6,203	231	3,170	54,133	223,270
B. Derivatives	1,044	3,282	211	119	42	1	4	2,571	7,274
B.1 Financial derivatives	1,032	3,257	211	119	42	1	4	2,554	7,220
B.2 Credit derivatives	12	25	-	-	-	-	-	17	54
C. Guarantees granted	5,278	8,699	5,823	2,695	454	16	181	4,225	27,371
D. Commitments to grant finance	6,833	9,198	7,165	2,068	687	66	104	7,365	33,486
Total	48,867	68,932	64,655	29,494	7,386	314	3,459	68,294	291,401

Break-down by internal rating class is based on all ratings available in the credit risk management system. These ratings include credit ratings assigned by external agencies for counterparties in customer segments for which an internal model is not available.

Unrated loans account for 23.4% of all loans and refer to customer segments for which a rating model is not yet available (loans to private parties), to counterparties for which the roll-out of new internal models is still underway, to Group companies whose mission is not related to credit and loans, and to foreign subsidiaries in Eastern Europe and other emerging nations, which have yet to be fully integrated into the credit risk management system. For the purposes of calculating the risk indicators, unrated counterparties are assigned an estimated rating on the basis of the average probabilities of default, deriving from the past experience of the respective sectors.

When unrated counterparties and impaired loans are excluded, rating classes at investment grade account for an overwhelming majority of 83.1% of all loans, whilst 13.4% of all loans fall within the BB+/BB- range; 3.5% of all loans fall into higher risk classes (of which only 0.1% are below B-). The figure however is affected by the presence of banking counterparties characterized by a high credit standing. When looking at ordinary customers only, the break-down by rating class nevertheless shows a considerable concentration of loans at investment grade level – approximately 75% of the total – while the BB and less-than-B- categories rise respectively to 20% and 5%.

A.3 Break-down of guaranteed loans by type of guarantee

A.3.1 Guaranteed on-balance sheet loans to customers and to banks

(€/mil)

	Amount of loan	Real guarantees (1)			Personal guarantees (2)								Total as at 31/12/06 (1)+(2)
					Credit derivatives				Guarantees				
		Property	Securities	Other assets	Governments	Other public entities	Banks	Other entities	Governments	Other public entities	Banks	Other entities	
1. Guaranteed loans to banks:	*10,854*	*-*	*10,237*	*-*	*-*	*-*	*-*	*45*	*-*	*39*	*123*	*4*	*10,448*
1.1 fully guaranteed	10,258	-	10,111	-	-	-	-	-	-	24	119	4	10,258
1.2 partially guaranteed	596	-	126	-	-	-	-	45	-	15	4	-	190
2. Guaranteed loans to customers:	*93,771*	*48,879*	*10,389*	*2,818*	*-*	*-*	*-*	*-*	*9,347*	*286*	*746*	*23,389*	*95,854*
2.1 fully guaranteed	85,748	48,529	9,503	1,526	-	-	-	-	8,913	140	442	20,948	90,001
2.2 partially guaranteed	8,023	350	886	1,292	-	-	-	-	434	146	304	2,441	5,853

A.3.2 Guaranteed off-balance sheet loans to customers and to banks

(€/mil)

	Amount of loan	Real guarantees (1)			Personal guarantees (2)								Total as at 31/12/06 (1)+(2)
					Credit derivatives				Guarantees				
		Property	Securities	Other assets	Governments	Other public entities	Banks	Other entities	Governments	Other public entities	Banks	Other entities	
1. Guaranteed loans to banks:	*464*	*-*	*-*	*169*	*-*	*-*	*-*	*-*	*-*	*-*	*152*	*29*	*350*
1.1 fully guaranteed	182	-	-	63	-	-	-	-	-	-	150	27	240
1.2 partially guaranteed	282	-	-	106	-	-	-	-	-	-	2	2	110
2. Guaranteed loans to customers:	*9,211*	*357*	*73*	*707*	*-*	*-*	*-*	*-*	*-*	*2*	*1,040*	*7,319*	*9,498*
2.1 fully guaranteed	8,578	312	66	140	-	-	-	-	-	1	1,009	7,107	8,635
2.2 partially guaranteed	633	45	7	567	-	-	-	-	-	1	31	212	863

A.3.3 Impaired guaranteed on-balance sheet loans to banks and customers

(€/mil)

	Amount of loan	Guaranteed amount	Guarantees (fair value)																	Total as at 31/12/2006	Fair value surplus of the guarantee
			Real guarantees			Personal guarantees															
						Credit derivatives							Guarantees								
			Property	Securities	Other assets	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non financial companies	Other entities	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non financial companies	Other entities		
1. Guaranteed loans to banks:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.1 beyond 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2 between 100% and 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.3 between 50% and 100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.4 under 50%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Guaranteed loans to customers:	*1,825*	*3,836*	*1,672*	*139*	*30*	-	-	-	-	-	-	-	*49*	*5*	*10*	*44*	*6*	*343*	*1,255*	*3,553*	-
2.1 beyond 150%	1,257	2,252	1,415	46	14	-	-	-	-	-	-	-	-	2	1	25	-	214	534	2,251	-
2.2 between 100% and 150%	276	739	175	59	8	-	-	-	-	-	-	-	49	-	-	12	5	79	352	739	-
2.3 between 50% and 100%	190	558	64	23	6	-	-	-	-	-	-	-	-	3	9	6	1	43	318	473	-
2.4 under 50%	102	287	18	11	2	-	-	-	-	-	-	-	-	-	-	1	-	7	51	90	-

A.3.4 Impaired guaranteed off-balance sheet loans to banks and customers

(€/mil)

	Amount of loan	Guaranteed amount	Guarantees (fair value)																	Total as at 31/12/2006	Fair value surplus of the guarantee
			Real guarantees			Personal guarantees															
						Credit derivatives							Guarantees								
			Property	Securities	Other assets	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non financial companies	Other entities	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non financial companies	Other entities		
1. *Guaranteed loans to banks:*	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.1 beyond 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2 between 100% and 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.3 between 50% and 100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.4 under 50%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. *Guaranteed loans to customers:*	*101*	*102*	*14*	-	*1*	-	-	-	-	-	-	-	*12*	*1*	*5*	*6*	*1*	*41*	*13*	*94*	-
2.1 beyond 150%	55	55	8	-	-	-	-	-	-	-	-	-	-	-	1	3	1	35	7	55	-
2.2 between 100% and 150%	20	21	1	-	-	-	-	-	-	-	-	-	12	-	-	3	-	3	2	21	-
2.3 between 50% and 100%	19	19	5	-	1	-	-	-	-	-	-	-	-	1	4	-	-	3	3	17	-
2.4 under 50%	7	7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	1	-

B. BREAK-DOWN AND CONCENTRATION OF LOANS

B.1 Break-down by sector of on-balance sheet and off-balance sheet loans to customers

(€/mil)

Loan/Counterparty	Governments and central banks				Other public entities				Financial institutions				Insurance companies				Non-financial companies				Other entities			
	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure	Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure
A. On-balance sheet loans																								
A.1 Non-performing loans	3	3	-	-	22	13	-	9	88	82	-	6	-	-	-	-	3,774	2,984	22	768	1,019	555	143	321
A.2 Problem loans	-	-	-	-	35	-	1	34	2	1	-	1	-	-	-	-	1,185	296	33	856	478	101	89	288
A.3 Restructured loans	2	2	-	-	-	-	-	-	15	2	-	13	-	-	-	-	138	30	-	108	-	-	-	-
A.4 Expired loans	-	-	-	-	1	-	-	1	2	-	-	2	-	-	-	-	506	2	68	436	406	13	67	326
A.5 Other loans	17,931	X	7	17,924	12,748	X	39	12,709	24,414	X	31	24,383	776	X	3	773	89,954	X	961	82,993	38,091	X	202	37,889
Total	**17,936**	**5**	**7**	**17,924**	**12,806**	**13**	**40**	**12,753**	**24,521**	**85**	**31**	**24,405**	**776**	**-**	**3**	**773**	**95,557**	**3,312**	**1,084**	**91,161**	**39,994**	**669**	**501**	**38,824**
B. Off-balance sheet loans																								
B.1 Non-performing loans	-	-	-	-	52	12	-	40	1	-	-	1	-	-	-	-	136	28	-	108	7	2	-	5
B.2 Problem loans	-	-	-	-	10	-	-	10	1	-	-	1	-	-	-	-	59	10	1	48	2	-	-	2
B.3 Other impaired assets	-	-	-	-	-	-	-	-	1	-	-	1	-	-	-	-	68	1	1	66	7	-	-	7
B.4 Other loans	1,099	X	-	1,099	4,021	X	6	4,015	11,265	X	4	11,261	402	-	-	402	38,846	X	147	38,699	2,383	X	4	2,379
Total	**1,099**	**-**	**-**	**1,099**	**4,083**	**12**	**6**	**4,065**	**11,268**	**-**	**4**	**11,264**	**402**	**-**	**-**	**402**	**39,109**	**39**	**149**	**38,921**	**2,399**	**2**	**4**	**2,393**
Total as at 31/12/2006	**19,035**	**5**	**7**	**19,023**	**16,889**	**25**	**46**	**16,818**	**35,789**	**85**	**35**	**35,669**	**1,178**	**-**	**3**	**1,175**	**134,666**	**3,351**	**1,233**	**130,082**	**42,393**	**671**	**505**	**41,217**

B.2 Break-down of financing to non-financial companies

(€/mil)

	Total 31/12/2006
a) Other available-for-sale services	16,631
b) Commercial, recovery and repair services	9,364
c) Construction and public works	8,713
d) Transport services	5,055
e) Energy products	3,725
f) Other sectors	37,275
g) Non-resident, non-financial companies	8,361
Total	**89,124**

B.3 Break-down of on-balance sheet loans and off-balance sheet loans to customers by region (book value)

(€/mil)

Loans/Geographical areas	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure
A. On-balance sheet loans										
A.1 Non-performing loans	4,523	1,048	85	31	3	1	-	-	295	25
A.2 Problem loans	1,573	1,081	117	95	-	-	-	-	10	3
A.3 Restructured loans	137	108	16	13	2	-	-	-	-	-
A.4 Expired loans	888	740	18	16	-	-	-	-	10	9
A.5 Other loans	156,425	155,328	20,335	20,239	3,419	3,393	1,432	1,426	2,302	2,284
Total	**163,546**	**158,305**	**20,571**	**20,394**	**3,424**	**3,394**	**1,432**	**1,426**	**2,617**	**2,321**
B. Off-balance sheet loans										
B.1 Non-performing loans	136	109	2	1	-	-	-	-	58	44
B.2 Problem loans	54	45	17	15	-	-	-	-	1	1
B.3 Other impaired assets	67	65	4	4	-	-	-	-	5	5
B.4 Other loans	33,009	32,929	15,398	15,382	8,701	8,691	503	503	405	350
Total	**33,266**	**33,148**	**15,421**	**15,402**	**8,701**	**8,691**	**503**	**503**	**469**	**400**
Total as at 31/12/2006	**196,812**	**191,453**	**35,992**	**35,796**	**12,125**	**12,085**	**1,935**	**1,929**	**3,086**	**2,721**

B.4 Break-down of on-balance sheet loans and off-balance sheet loans to banks by region

(€/mil)

Loans/Geographical areas	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure
A. On-balance sheet loans										
A.1 Non-performing loans	2	-	1	-	-	-	-	-	-	-
A.2 Problem loans	1	-	-	-	-	-	-	-	-	-
A.3 Restructured loans	-	-	-	-	-	-	-	-	-	-
A.4 Expired loans	-	-	-	-	-	-	-	-	-	-
A.5 Other loans	10,780	10,780	20,424	20,417	2,474	2,473	1,236	1,234	2,538	2,526
Total	**10,783**	**10,780**	**20,425**	**20,417**	**2,474**	**2,473**	**1,236**	**1,234**	**2,538**	**2,526**
B. Off-balance sheet loans										
B.1 Non-performing loans	-	-	-	-	-	-	-	-	-	-
B.2 Problem loans	-	-	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other loans	3,736	3,736	5,274	5,274	556	555	350	349	73	73
Total	**3,736**	**3,736**	**5,274**	**5,274**	**556**	**555**	**350**	**349**	**73**	**73**
Total as at 31/12/2006	**14,519**	**14,516**	**25,699**	**25,691**	**3,030**	**3,028**	**1,586**	**1,583**	**2,611**	**2,599**

B.5 Large risks (according to regulatory provisions)

	31/12/2006	31/12/2005
a) Amount (€/mil)	6,921	6,903
b) Number	3	3

C. SECURITIZATION AND SALE OF ASSET TRANSACTIONS

C.1 Securitization transactions

Qualitative information

At 31 December 2006, one securitization transaction had been performed by the SANPAOLO IMI Group through the subsidiary Sanpaolo Leasint S.p.A.:

The Split2 securitization transaction – in the fourth quarter of 2004, Sanpaolo Leasint sold without recourse a total of 1,805 million euro in loans relating to performing lease agreements on real estate, motor vehicles and operating assets, to the special purpose vehicle (SPV) Split2 Srl, established in accordance with Law no. 130/99. Along with the portfolio assigned, the transaction was structured so as include an 18-month revolving period in which, given certain conditions, further assignments were to be performed on a quarterly basis so as to replenish the loan portfolio as loans were fully collected by Split2. The 18-month revolving period came to an end in April 2006. In order to raise the funds necessary for the purchase of the loans, Split2 issued three classes of securities, which were rated by all three rating agencies (Moody's, S&P, and Fitch) and successfully placed on the market, and a Junior security worth 18.1 million euro, which was fully subscribed by Sanpaolo Leasint S.p.A.. The aim of securitization was to diversify sources of financing for the company and match the maturities of funding and underlying loans, as well as to free up both economic and regulatory capital. In its role as servicer, Sanpaolo Leasint continues to manage the collections on the loans portfolio that was sold and to maintain direct relations with the customers, transferring the collections in terms of principal and interest from the portfolio to accounts opened in the name of the SPV at the depositary bank of the collections. It regularly provides information on the portfolio, necessary for monitoring by the rating agencies.

In accordance with SIC12, the SPV Split2 and Sanpaolo Leasint, the Group subsidiary performing the securitization, were fully consolidated on a line-by-line basis in the Group financial statements. The consolidation of the two companies means that all assets, liabilities, profits or losses arising from transactions between Sanpaolo Leasint and Split2 cancel each other out.

Quantitative information

C.1.1 Loans arising from securitization transactions divided by quality of the underlying asset

(€/mil)

Underlying asset quality/Loans	On-balance sheet loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure	Gross exposure	Net exposure
A. With own underlying assets:	1,405	1,390	-	-	14	14	-	-	-	-	-	-	-	-	-	-	-	-
a) Impaired	9	7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	1,396	1,383	-	-	14	14	-	-	-	-	-	-	-	-	-	-	-	-
B. With third party underlying assets:	1,277	1,265	11	11	21	21	-	-	-	-	-	-	-	-	-	-	-	-
a) Impaired	10	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	1,267	1,265	11	11	21	21	-	-	-	-	-	-	-	-	-	-	-	-

C.1.2 Loans arising from "own" securitization transactions divided by type of securitized asset and loan

(€/mil)

Quality of securitzed transactions/Loans	On-balance sheet loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs	Book value	Adjustments/ Write-backs
A. Subject to total cancellation from the financial statements	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. Subject to partial cancellation from the financial statements	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C. Not cancelled from the financial statements	1,390	15	-	-	14	-	-	-	-	-	-	-	-	-	-	-	-	-
C.1 Split2																		
- Leasing	1,390	15	-	-	14	-	-	-	-	-	-	-	-	-	-	-	-	-

C.1.3 Loans arising from main "third party" securitization transactions divided by type of securitized asset and of loan

(€/mil)

Underlying asset/Loan	On-balance sheet loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs	Book value	Adjust-ments/ Write-backs
	1,265	-	11	-	21	-	-	-	-	-	-	-	-	-	-	-	-	-
- Commercial/industrial/agricultural mortgages	255	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Residential mortgages	18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Credit cards	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Leasing	14	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Welfare contributions	124	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Health care receivables	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Public property	25	-	-	-	21	-	-	-	-	-	-	-	-	-	-	-	-	-
- Consumer credit	12	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Due from Inland Revenue	149	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Central and local public administration	576	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other assets	92	-	10	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

C.1.4 Loans to securitizations divided by financial asset portfolio and by type

(€/mil)

Exposure/Portfolio	Trading	Designated as at fair value	Available for sale	Held to maturity	Loans	Total as at 31/12/2006	Total as at 31/12/2005
1. On-balance sheet loans	249	-	1,048	-	-	1,297	1,550
- Senior	217	-	1,048	-	-	1,265	1,487
- Mezzanine	11	-	-	-	-	11	42
- Junior	21	-	-	-	-	21	21
2. Off-balance sheet loans	-	-	-	-	-	-	-
- Senior	-	-	-	-	-	-	-
- Mezzanine	-	-	-	-	-	-	-
- Junior	-	-	-	-	-	-	-

C.1.5 Total of securitized assets underlying junior securities or other forms of backing

(€/mil)

Asset/Value	Traditional securitizations	Synthetic securitizations
A. Own underlying assets:	1,404	
A.1 Fully written off	-	
1. Non-performing loans	-	X
2. Problem loans	-	X
3. Restructured loans	-	X
4. Expired loans	-	X
5. Other assets	-	X
A.2 Partially written off	-	
1. Non-performing loans	-	X
2. Problem loans	-	X
3. Restructured loans	-	X
4. Expired loans	-	X
5. Other assets	-	X
A.3 Not cancelled	1,404	-
1. Non-performing loans	4	-
2. Problem loans	1	-
3. Restructured loans	-	-
4. Expired loans	1	-
5. Other assets	1,398	-
B. Third party underlying assets:	41	-
B.1 Non-performing loans	-	-
B.2 Problem loans	-	-
B.3 Restructured loans	-	-
B.4 Expired loans	-	-
B.5 Other assets	41	-

C.1.6 Interests in special purpose vehicles

No such interests existed at 31/12/2006.

C.1.7 Servicing activity - collection of securitized loans and repayment of securities issued by special purpose vehicle

(€/mil)

Servicer	Special purpose vehicle	Securitized assets (end of period)		Loans collected for the year		As a percentage of repaid securities (end of period)					
						Senior		Mezzanine		Junior	
		Impaired	Performing	Impaired	Performing	Impaired assets	Performing assets	Impaired assets	Performing assets	Impaired assets	Performing assets
Sanpaolo Leasint	Split2	6	1,397	3	641	-	15.0%	-	-	-	-

C.1.8 Special purpose vehicles belonging to the banking group

(€/mil)

Split2 Srl	31/12/2006
A. Securitized Assets	**1,404**
A.1 Loans	1,404
A.2 Securities	-
A.3 Other loans	-
B. Use of assets from loan management	**198**
B.1 Debt securities	-
B.2 Equities	-
B.3 Liquidity	187
B.4 Investments and cash equivalents	1
B.5 Accrued income and prepaid expenses	10
C. Securities issued	**1,546**
C.1 Class A securities	1,420
C.2 Class B securities	63
C.3 Class C securities	45
C.4 Class D securities	18
D. Financing received	**-**
E. Other liabilities	**56**
E.1 Accrued expenses and deferred income	12
E.2 Other debts	12
E.3 Due to the originator	32
F. Interest expense on securities issued	**86**
G. Fees and commissions for the transaction	**2**
G.1 For servicing	2
G.2 For other services	-
H. Other expenses	**7**
H.1 Adjustments to securitized assets	5
H.2 Differential balance on hedging transactions (swap)	2
I. Interest generated by securitized assets	**87**
L. Other proceeds	**7**
L.1 Interest income	4
L.2 Write-backs on securitized assets	3

C.2 Sales transactions

C.2.1 Financial assets sold and not cancelled

(€/mil)

Technical type/Portfolio	Financial assets held for trading			Financial assets designated as at fair value			Available-for-sale financial assets			Financial assets held to maturity			Loans to banks			Loans to customers			Total	
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	31/12/06	31/12/05
A. On-balance sheet assets	4,803	-	-	10	-	-	371	-	-	-	7	-	-	-	-	-	1,404	-	6,595	==
1. Debt securities	4,803	-	-	10	-	-	371	-	-	-	-	-	-	-	-	-	-	-	5,184	==
2. Equities	-	-	-	-	-	-	-	-	-	X	X	X	X	X	X	X	X	X	-	==
3. O.I.C.R.	-	-	-	-	-	-	-	-	-	X	X	X	X	X	X	X	X	X	-	==
4. Financing	-	-	-	-	-	-	-	-	-	-	7	-	-	-	-	-	1,398	-	1,405	==
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6	==
B. Derivative instruments	-	-	-	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	-	=
Total as at 31/12/2006	4,803	-	-	10	-	-	371	-	-	-	7	-	-	-	-	-	1,404	-	6,595	X

A = fully recorded financial assets sold (book value)
B = partially recorded financial assets sold (book value)
C = partially recorded financial assets sold (full value)

C.2.2 Financial liabilities corresponding to financial assets sold and not cancelled

(€/mil)

Liabilities/Assets portfolio	Financial assets held for trading	Financial assets designated as at fair value	Available-for-sale financial assets	Financial assets held to maturity	Loans to banks	Loans to customers	Total
1. Due to customers	**2,258**	**221**	**374**	**597**	**1**	**-**	**3,451**
a) corresponding to fully recorded assets	2,258	221	374	597	1	-	3,451
b) corresponding to partially recorded assets	-	-	-	-	-	-	-
2. Due to banks	**2,924**	**-**	**5**	**-**	**53**	**-**	**2,982**
a) corresponding to fully recorded assets	2,924	-	5	-	53	-	2,982
b) corresponding to partially recorded assets	-	-	-	-	-	-	-
Total as at 31/12/2006	**5,182**	**221**	**379**	**597**	**54**	**-**	**6,433**

D. MODELS FOR MEASURING CREDIT RISK

Synthetic risk indicators show a substantial level of stability in portfolio quality over the last 12 months (with measurement made on a homogeneous basis so as to take into account the introduction of new Loss Given Default and Exposure parameters following the estimates made in January 2006 as part of the Basel 2 Project, and the transfer of all structured finance operations from SANPAOLO IMI to Banca IMI). More specifically, the estimated year-end loss in loans to customers represented just 0.34% of all loans, down one basis point on the 31 December 2005 figure. Economic capital totaled 3.8% of all loans, up 0.2% on the end-2005 figure. The conflicting performance of the two indicators can be put down to the rating upgrade of the SANPAOLO IMI Group by Standard and Poor's, which took the confidence level up from 99.95% to 99.96% (the confidence level is measured as the complement of the default probability implicit in the assigned rating).

1.2 MARKET RISKS

The information provided in this section on market risks refers, as specified earlier, exclusively to 2006, given that the merger with Banca Intesa came into full effect as of 1 January 2007.

In the SANPAOLO IMI Group, the main body responsible for the management and control of market risks was the Board of Directors of the Parent Bank, which defined the guidelines and strategic issues concerning market risks, allocated capital on the basis of the expected risk/return profile and approved the risk limits for the Parent Bank and the guidelines for the subsidiaries.

The Group Financial and Market Risk Committee ("CRFMG") was responsible for defining risk measurement criteria and methodologies, the risk limit framework and verifying the risk profile of the Parent Bank and the subsidiaries. The CRFMG consisted of the General Manager, the heads of the units responsible for risk-assumption, and the Risk Management Department.

The Parent Bank's Finance Department, which included the Treasury Department, carried out the treasury activities and the financial risk management of the national non-trading networks centrally. Trading activities within the Group were mainly carried out by the Group's investment bank, Banca IMI.

The Group's financial risk profile and the appropriate action undertaken to amend it were examined, at least monthly, by the CRFMG.

The Parent Bank's Risk Management was responsible for developing risk monitoring methodologies and proposals regarding the system of risk limits for the Bank and the Group, as well as measuring risks for the main group non-trading subsidiaries (Sanpaolo Banco di Napoli, Sanpaolo Banca dell'Adriatico, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia e Friulcassa), on the basis of a specific outsourcing contract).

1.2.1 Interest-rate risk – regulatory trading portfolios

QUALITATIVE INFORMATION

A. General aspects

This section provides an overview of the guidelines in place and the activities performed in managing the exposure of the Group's trading portfolios to interest-rate risk. More specifically, interest-rate risk is the potentially negative effect that fluctuations in interest rates can have on the value of assets and liabilities, and on cash flow in relation to interest income.

The Group's trading portfolio was essentially concentrated in Banca IMI and its subsidiaries, where proprietary trading was carried out by both vanilla and complex products (mainly bonds and equities, foreign exchange and derivative contracts), either negotiated over-the-counter (OTC) or on organized markets. Traditionally, interest-rate risk management focused on avoiding risk-taking activities and seeking market opportunities for arbitrage given the different liquidity levels of interest rate instruments, as well as adopting relative value management strategies.

The Parent Bank did not carry out trading activities strictly: some of its financial assets classified under the accounting framework as held for trading were held with a view to complementing the non-trading portfolio, as they are held for liquidity purposes as a part of the Group's treasury portfolio. The dealing of derivatives, mostly related to brokerage transactions, also included transactions offsetting the risk arising from the securities portfolio and the proprietary positions taken for hedging short-term items in the non-trading portfolio. Therefore, interest rate risk assumed by the Parent Bank and the network banks were residual and could be assigned to the market risk of the non-trading portfolio.

B. Management procedures and methods of measuring interest-rate risk

In 2006, the Board of Directors of Banca IMI approved the adoption of a new approach to measuring financial risks based on historical VaR, and a new system of operating mandates defined in terms of VaR and accumulated weekly losses (AWL), with a view to improving the management of risks of a financial nature.

- VaR is defined as the maximum loss that the Bank is willing to sustain in the event of adverse market movements, calculated on the basis of daily changes in reference parameters measured over the last twelve months;
- AWL is defined as the sum of negative outcomes on closed transactions and those latent in open transactions, measured at market value, over the last five working days.

Banca IMI also decided to introduce the daily analysis of changes in P&L in stress scenario cases, that is, when market conditions are such that the parameters which contribute to forming the price of a specific financial product shift drastically. Parameters are set for each specific stress scenario, and identify the disturbances which affect the main risk factor characterizing each financial product.

Alongside VaR and AWL limits, a system of "internal" limits was also introduced to ensure tighter controls on various types of risk.

Backtesting, whereby effective trading outcomes are compared to measured risk estimates, is of particular importance in verifying the soundness and adequacy of the VaR measurement system. P&L is measured on a daily basis, with results filtered of all elements that cannot be directly attributed to the market. The filtered result is then compared to the loss estimated by the model, so as to assess the forecasting capacity of the model itself. Finally, the Bank's trading activities are analyzed on a daily basis, so as to identify P&L movements in each management portfolio.

In 2006, the total historical one-day VaR of trading activities plus one, carried out by Banca IMI and its subsidiaries, averaged 2.3 million euro, fluctuating between a minimum of 0.8 million euro and a maximum of 3.9 million euro. At the end of December, the VaR stood at 2.7 million euro, in line with the average value for the year.

Backtesting showed the prudent nature of the internal measurement techniques used. Indeed, in 2006, the actual daily losses effectively never exceeded the risk measures expressed in terms of ex-ante daily VaR.

Banca IMI does not use internal models to calculate capital requirements to cover market risks.

QUANTITATIVE INFORMATION

2. Regulatory trading portfolio: internal models and other methods of sensitivity analysis

The table below provides a sensitivity analysis of the regulatory trading portfolio to interest-rate risk, measuring the impact on Operating Income of a parallel shock in the interest rate curve of +/- 100 basis points.

Impact on Operating Income

Parallel shock in the interest rate curve	-100 bps	+100 bps
Impact on Operating Income (€/mil)	+6.4	-4.3

The impact illustrated above would also have an effect on the year-end profit/loss net of tax.

In 2006, historical one-day VaR for interest rate risk of trading activities carried out by Banca IMI and its subsidiaries averaged 2.3 million euro, fluctuating between a minimum of 0.8 million euro and a maximum of 3.9 million euro, due to interest-rate risk alone. At the end of December, the VaR stood at 1.9 million euro.

1.2.2 Interest-rate risk – non-trading portfolio

QUALITATIVE INFORMATION

A. General aspects, management procedures and methods of measuring interest rate risk

Interest rate risk of non-trading portfolios arises primarily in the Parent Bank and in the main subsidiaries that carry out retail and corporate banking. Interest rate risk was managed by the Parent Bank in order to maximize profitability, consistently with the stability of P&L results over a long-term basis. For this purpose, position-taking consistently reflected the strategic views set by the CRFMG. Risk exposures were primarily managed both by monitoring the mix of financial assets and liabilities deriving from retail activities and by liquidity management, primarily through the use of hedging derivatives. Short-term risk exposures (less than 18 months) were also managed by cash instruments (interbank deposits), with direct access to the interbank market. Other cash instruments (mainly bonds) were employed on a less frequent basis to manage long term risk exposures (greater than 18 months). Differently from the Parent Bank, the group's network banks, with the aid of the Parent Bank's Treasury Department, pursued a substantially complete hedging against interest rate risk, in order to keep the individual risk profile within very narrow limits: for this purpose, cash and derivative deals were traded with SANPAOLO IMI or, as in the case of long-term derivatives, with Banca IMI.

The following methods were used to measure market risks of Group non-trading portfolios:
- Value at Risk (VaR);
- Sensitivity analysis.

The Value at Risk statistical model produces an estimate of the maximum potential loss in the portfolio's market value that could be recorded over a ten day holding period with a statistical confidence interval of 99%, on the basis of volatility and past correlations (in the last 250 working days) of the single risk factors. For each currency, these factors comprise the short- and long-term interest rates, exchange rates and share prices. The VaR was used, other than for the daily monitoring of risk arising from equity investments, also to consolidate the market risk exposure of the various Group companies, thereby taking into account diversification benefits. Value at Risk models have certain limitations; as they are based on statiscal assumptions of the normal yield curve and observation of historical data, they may fail to predict the future. VaR results cannot guarantee that possible future losses will not exceed the statistical estimate.

As a result, to manage and measure the financial risks of the non-trading portfolio, the SANPAOLO IMI Group also relied on other tools, such as Shift Sensitivity Analysis.

Shift sensitivity analysis quantifies the change in value of a portfolio resulting from adverse movements in the risk factors. As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. The measurements include the risk originated by customer sight loans and deposits, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analyzing a large collection of historical data, obtaining a maturity representation model through equivalent deposits. For sight loans, the average duration is very short (approximately 1 month), whereas the estimated average duration for sight deposits is greater (approximately 12 months), depending on their stability features.

The net interest income sensitivity is also measured, which quantifies the impact on net interest income of a parallel and instantaneous shock in the interest rate curve of ±100 basis points, over a timescale of twelve months. This measure shows the effect of the changes in interest rates on the portfolio being measured, excluding assumptions regarding future changes in the mix of assets and liabilities and therefore cannot be considered a predictor of future levels of net interest income.

B. Fair value hedging

The fair value hedging is aimed at protecting deposits and loans from variations in the fair value due to movements in market interest rates. The types of derivatives primarily used are plain vanilla interest rate swaps (IRS), overnight index swaps (OIS), cross currency swaps (CCS) and options on interest rates entered into by the Parent Bank with third parties, if short term. Otherwise, derivatives are negotiated mainly with Banca IMI, which, in turn, replicates the same transactions on the market so that the hedging transactions meet the specified criteria to be considered IFRS compliant at the level of the consolidated financial statements. The hedged assets and liabilities, specifically identified (micro-hedging), are mainly bonds issued or acquired by the bank and loans to customers. Macro-hedging was carried out only on stable sight deposits through interest rate swaps and overnight index swaps.

C. Cash flow hedging

Cash flow hedging aims at shielding cash flow, relating to asset and liability positions subject to floating interest rates, from movements in the market interest rate curve.

As a whole, such hedging strategies are fairly contained when compared to outstanding derivative positions.

QUANTITATIVE INFORMATION

2. Non-trading portfolio: internal models and other methods of sensitivity analysis

The table below provides a sensitivity analysis of the non-trading portfolio to interest-rate risk, measuring the impact on Net Interest Income of a parallel shock in the interest rate curve of +/- 100 basis points.

Impact on Net Interest Income

Parallel shock in the interest rate curve	-100 bps	+100 bps
Impact on Net Interest Income (€/mil)	-55.1	+61.6

The impact illustrated above would also have an effect on the year-end profit/loss net of tax.

In 2006, the interest rate risk generated by the Group's non-trading portfolios, measured through sensitivity analysis, showed an average value of around 16 million euro, compared with 12 million euro in the previous year, reaching 49 million euro at the end of the year.

In 2006, the Value at Risk fluctuated around an average value of 60 million euro (compared with 33 million in 2005), with a minimum value of 49 million euro and a maximum of 75 million euro.

1.2.3 Price risk – regulatory trading portfolios

QUALITATIVE INFORMATION

A. General aspects

Limited essentially to Banca IMI and its subsidiaries, trading portfolios are exposed to price risk mainly due to proprietary trading in equity instruments (either directly or through simple or complex derivative contracts).

B. Management procedures and methods of measuring price risk

For further information on the measurement and monitoring of price risk in the management of trading portfolios, see the paragraph above entitled "Management processes and methods of measuring interest-rate risk" for trading portfolios.

QUANTITATIVE INFORMATION

1. Regulatory trading portfolio: on-balance sheet loans in equities and O.I.C.R. quotas.

(€/mil)

Type of loans/Value	Book value	
	Listed	Unlisted
A. Equities	273	13
A.1 Shares	259	11
A.2 Innovative equity securities	-	-
A.3 Other equities	14	2
B. O.I.C.R.	3,865	848
B.1 Italian	33	27
- harmonized open-end	-	-
- non-harmonized open-end	-	-
- closed-end	33	-
- reserved	-	-
- speculative	-	27
B.2 From other EU countries	3,828	821
- harmonized	3,828	819
- non-harmonized open-end	-	2
- non-harmonized closed-end	-	-
B.3 From non-EU countries	4	-
- open-end	2	-
- closed-end	2	-
Total	4,138	861

3. Regulatory trading portfolio: internal models and other methods of sensitivity analysis

Below is a sensitivity analysis of the trading portfolio to changes in prices, measuring the impact of a price shock of +/- 10%.

Impact on Operating Income

Price shock	-10%	+10%
Impact on Operating Income (€/mil)	-13.7	-3.3

The impact illustrated above would also have an effect on the year-end profit/loss net of tax.

In 2006, price risk inherent to trading activities carried out by Banca IMI and its subsidiaries was measured and managed through a system of operating mandates for market risk management. Price risk was measured and quantitatively identified within the broader concept of market risk, so as to enable management in terms of accumulated weekly losses (AWL), VaR and factor sensitivity limits, and stress testing.

Historical one-day VaR averaged around 2.1 million euro in 2006, fluctuating between a minimum of 0.7 million euro and a maximum of 3.7 million euro, due to price risk alone. At the end of December, VaR stood at 1.4 million euro.

1.2.4 Price risk – non-trading portfolio

QUALITATIVE INFORMATION

A. General aspects, management processes and methods of measuring price rate risk

Price risk is measured via the VaR method (using a confidence interval of 99% over a 10 day holding period). Price risk generated by the equity investments portfolio refers almost exclusively to shareholdings classified as "Available-for-sale financial assets".

This non-trading portfolio includes market risk exposures arising from equity shareholdings held by the Parent Bank, FIN.OPI, IMI Investimenti, Sanpaolo IMI Internazionale and Sanpaolo IMI International in listed companies not fully consolidated or accounted for under the equity method.

B. Price risk hedging

Hedging activities to cover price risk were not performed during the year for the non-trading portfolio.

QUANTITATIVE INFORMATION

The table below provides a sensitivity analysis of the non-trading portfolio to price risk, measuring the impact on Shareholders' Equity of a price shock of ±10% for "Available-for-sale financial assets".

Impact on Shareholders' Equity

Price shock	-10%	+10%
Impact on Shareholders' Equity (€/mil)	-283.4	+283.4

1. Non-trading portfolio: on-balance sheet loans in equities and O.I.C.R.

(€/mil)

Type of loans/Value	Book value	
	Listed	Unlisted
A. Equities	**2,874**	**1,039**
A.1 Shares	2,874	1,026
A.2 Innovative equity securities	-	-
A.3 Other equities	-	13
B. O.I.C.R.	**172**	**62**
B.1 Italian	-	53
- harmonized open-end	-	-
- non-harmonized open-end	-	-
- closed-end	-	32
- reserved	-	-
- speculative	-	21
B.2 From other EU countries	172	9
- harmonized	50	2
- non-harmonized open-end	122	-
- non-harmonized closed-end	-	7
B.3 From non-EU countries	-	-
- open-end	-	-
- closed-end	-	-
Total	**3,046**	**1,101**

2. Non-trading portfolio: internal models and other methods of sensitivity analysis

Value at risk due to the price risk inherent in the equity investments portfolio in 2006 averaged 140 million euro, fluctuating between a minimum of 112 million euro and the maximum of 200 million euro recorded at the end of 2006. The rise in VaR when compared to end-2005 levels can be attributed to the joint effects of growth in the value of the portfolio, and the growth in average portfolio volatility (up from 13% at end-2005 to 15% at end-2006).

VaR - Listed equity investments portfolio

(€/mil)

	2006	2005
Average	139.5	109.0
Minimum	111.6	94.2
Maximum	199.6	127.2
31 December	199.6	127.2

1.2.5 Exchange rate risk

QUALITATIVE INFORMATION

A. General aspects, management processes and methods of measuring exchange rate risk

The key sources of exchange rate risk lie in:
- foreign currency loans and deposits held by corporate and retail customers;
- purchases of securities, shares and other financial instruments in foreign currencies;
- trading of foreign banknotes;
- collection and payment of interest, commissions, dividends, administrative costs, etc. in foreign currencies.

Foreign-exchange risk spot and forward transactions were carried out by Parent Bank's Treasury Department with the task of ensuring uniform pricing standards throughout the Bank and the Group and optimizing the risk profile originated by the brokerage activity of foreign currencies traded by customers.

The main types of financial instruments traded included: spot and forward transactions in foreign currencies, forex swaps, domestic currency swaps, and exchange options.

Risk Management checked overall positions at least once a day so that they did not exceed notional limits set on foreign currencies.

B. Exchange rate risk hedging

Hedging activities to cover exchange rate risk inherent to operating positions in the non-trading portfolio involved the substantial balancing of positions at Group level.

As concerns equity shareholdings in Group companies held in foreign currencies, risk hedging policies were assessed for each position by the Group Financial and Market Risk Committee, taking into due consideration the advantages and disadvantages of hedging activities.

QUANTITATIVE INFORMATION

1. Break-down of assets, liabilities and derivatives by currency of denomination

(€/mil)

Captions	Currency					
	US dollars	Yen	Pound sterling	Hong Kong dollar	Australian dollar	Other currencies
A. Financial assets	**14,015**	**1,138**	**1,936**	**157**	**68**	**4,925**
A.1 Debt securities	2,638	117	125	63	21	755
A.2 Equities	23	1	1	-	-	124
A.3 Financing to banks	4,852	406	1,130	21	25	2,170
A.4 Financing to customers	6,181	592	661	54	15	1,841
A.5 Other financial assets	321	22	19	19	7	35
Other assets	**238**	**3**	**13**	**1**	-	**21**
Financial liabilities	**23,224**	**1,055**	**3,129**	**155**	**62**	**5,074**
C.1 Due to banks	10,561	439	2,419	96	32	1,208
C.2 Due to customers	5,401	417	280	42	25	3,509
C.3 Debt securities	6,825	167	380	-	-	320
C.4 Other financial liabilities	437	32	50	17	5	37
D. Financial derivatives	**264,695**	**24,188**	**18,901**	**17,036**	**5,589**	**14,534**
- Options	91,938	9,345	5,976	6,142	2,038	5,104
+ Long positions	11,179	1,628	781	624	216	1,269
+ Short positions	80,759	7,717	5,195	5,518	1,822	3,835
- Other	172,757	14,843	12,925	10,894	3,551	9,430
+ Long positions	125,774	10,473	9,287	7,906	2,579	6,178
+ Short positions	46,983	4,370	3,638	2,988	972	3,252
Total assets	**151,206**	**13,242**	**12,017**	**8,688**	**2,863**	**12,393**
Total liabilities	**150,966**	**13,142**	**11,962**	**8,661**	**2,856**	**12,161**
Imbalance (+/-)	**240**	**100**	**55**	**27**	**7**	**232**

2. Internal models and other methods of sensitivity analysis

Exchange rate risk inherent to treasury activities in 2006 proved to be extremely low. VaR due to exchange rate risk remained below the one million euro mark throughout the year.

1.2.6 Financial derivative instruments

A. Financial derivatives

A.1 Regulatory trading portfolio: end-of-period and average notional values

(€/mil)

Type of transaction/Underlying instrument	Debt securities and interest rates		Equities and equity indices		Exchange rates and gold		Other instruments		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreement	-	29,655	-	-	-	-	-	-	-	29,655	-	92,056
2. Interest rate swap	-	718,226	-	-	-	-	-	-	-	718,226	-	839,135
3. Domestic currency swap	-	-	-	-	-	44	-	-	-	44	-	15
4. Currency interest rate swap	-	-	-	-	-	1,587	-	-	-	1,587	-	830
5. Basis swap	-	24,162	-	-	-	-	-	-	-	24,162	-	18,259
6. Equity index swap	-	-	-	-	-	-	-	-	-	-	-	-
7. Real index swap	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	68,680	-	118	-	237	-	-	-	69,035	-	98,337	-
9. Cap options	-	84,950	-	-	-	-	-	-	-	84,950	-	-
- Purchased	-	34,442	-	-	-	-	-	-	-	34,442	-	-
- Issued	-	50,508	-	-	-	-	-	-	-	50,508	-	-
10. Floor options	-	55,180	-	-	-	-	-	-	-	55,180	-	-
- Purchased	-	23,818	-	-	-	-	-	-	-	23,818	-	-
- Issued	-	31,362	-	-	-	-	-	-	-	31,362	-	-
11. Other options	14,023	33,504	27,060	7,824	-	16,510	-	366	41,083	58,204	24,406	153,545
- Purchased	5,413	18,520	10,828	3,741	-	8,236	-	184	16,241	30,681	9,902	61,998
- Plain vanilla	5,413	18,514	10,624	2,096	-	7,719	-	182	16,037	28,511	9,744	57,293
- Exotic	-	6	204	1,645	-	517	-	2	204	2,170	158	4,705
- Issued	8,610	14,984	16,232	4,083	-	8,274	-	182	24,842	27,523	14,504	91,547
- Plain vanilla	8,610	14,983	12,569	1,812	-	7,789	-	182	21,179	24,766	14,464	82,747
- Exotic	-	1	3,663	2,271	-	485	-	-	3,663	2,757	40	8,800
12. Forward agreements	3,692	1,737	601	33	-	29,529	-	-	4,293	31,299	-	22,181
- Purchases	1,890	554	225	2	-	18,593	-	-	2,115	19,149	-	14,846
- Sales	1,802	1,183	376	31	-	6,704	-	-	2,178	7,918	-	4,539
- Currency against currency	-	-	-	-	-	4,232	-	-	-	4,232	-	2,796
13. Other derivative contracts	-	288	-	-	-	205	-	114	-	607	2	1,164
Total	86,395	947,702	27,779	7,857	237	47,875	-	480	114,411	1,003,914	122,745	1,127,185
Average values	98,028	1,007,064	20,284	7,247	-	43,264	-	386	118,312	1,057,961	==	==

A.2 Non-trading portfolio: end-of-period and average notional values

A.2.1 Hedging instruments

(€/mil)

Type of transaction/Underlying instrument	Debt securities and interest rates		Equities and equity indices		Exchange rates and gold		Other instruments		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreement	-	-	-	-	-	-	-	-	-	-	-	100
2. Interest rate swap	-	46,067	-	-	-	-	-	-	-	46,067	-	10,256
3. Domestic currency swap	-	-	-	-	-	721	-	-	-	721	-	-
4. Currency interest rate swap	-	-	-	-	-	-	-	-	-	-	-	2,460
5. Basis swap	-	288	-	-	-	-	-	-	-	288	-	404
6. Equity index swap	-	-	-	-	-	-	-	-	-	-	-	-
7. Real index swap	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	5	-	-	-	-	-	5	3	-
9. Cap options	-	138	-	-	-	-	-	-	-	138	-	-
- Purchased	-	19	-	-	-	-	-	-	-	19	-	-
- Issued	-	119	-	-	-	-	-	-	-	119	-	-
10. Floor options	-	112	-	-	-	-	-	-	-	112	-	-
- Purchased	-	112	-	-	-	-	-	-	-	112	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	-
11. Other options	-	-	-	-	-	-	-	-	-	-	-	155
- Purchased	-	-	-	-	-	-	-	-	-	-	-	75
- Plain vanilla	-	-	-	-	-	-	-	-	-	-	-	75
- Exotic	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	80
- Plain vanilla	-	-	-	-	-	-	-	-	-	-	-	80
- Exotic	-	-	-	-	-	-	-	-	-	-	-	-
12. Forward agreements	-	-	-	-	-	2	-	-	-	2	-	43
- Purchases	-	-	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	2	-	-	-	2	-	43
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	46,605	-	5	-	723	-	-	-	47,333	3	13,418
Average values	-	30,750	-	-	-	1,027	-	-	-	31,777	==	==

A.2.2 Other derivatives

(€/mil)

Type of transaction/Underlying instrument	Debt securities and interest rates		Equities and equity indices		Exchange rates and gold		Other instruments		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreement	-	60	-	-	-	-	-	-	-	60	-	-
2. Interest rate swap	-	1,938	-	-	-	-	-	-	-	1,938	-	34
3. Domestic currency swap	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-
5. Basis swap	-	22	-	-	-	-	-	-	-	22	-	-
6. Equity index swap	-	-	-	-	-	-	-	-	-	-	-	-
7. Real index swap	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Cap options	-	100	-	-	-	-	-	-	-	100	-	-
- Purchased	-	50	-	-	-	-	-	-	-	50	-	-
- Issued	-	50	-	-	-	-	-	-	-	50	-	-
10. Floor options	-	-	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	-
11. Other options	-	247	12	3,650	-	625	-	3	12	4,525	4,900	4,076
- Purchased	-	247	12	1,175	-	-	-	-	12	1,422	-	1,576
- Plain vanilla	-	247	-	470	-	-	-	-	-	717	-	672
- Exotic	-	-	12	705	-	-	-	-	12	705	-	904
- Issued	-	-	-	2,475	-	625	-	3	-	3,103	4,900	2,500
- Plain vanilla	-	-	-	547	-	625	-	-	-	1,172	127	956
- Exotic	-	-	-	1,928	-	-	-	3	-	1,931	4,773	1,544
12. Forward agreements	-	-	-	-	-	419	-	-	-	419	-	-
- Purchases	-	-	-	-	-	368	-	-	-	368	-	-
- Sales	-	-	-	-	-	51	-	-	-	51	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	2,367	12	3,650	-	1,044	-	3	12	7,064	4,900	4,110
Average values	-	642	6	5,855	-	312	-	1	6	6,810	==	==

A.3 Financial derivatives: purchase and sale of underlying instruments

(€/mil)

Type of transaction/Underlying instrument	Debt securities and interest rates		Equities and equity indices		Exchange rates and gold		Other instruments		Total as at 31/12/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. REGULATORY TRADING PORTFOLIO:	86,396	923,540	27,779	7,857	237	47,875	-	480	114,412	979,752	122,745	1,108,905
1. Transactions with underlying asset exchange	19,194	1,742	2,837	2,114	237	47,658	-	-	22,268	51,514	13,599	61,524
- Purchases	9,994	559	1,336	1,010	69	24,505	-	-	11,399	26,074	6,654	28,967
- Sales	9,200	1,183	1,501	1,104	78	13,671	-	-	10,779	15,958	6,714	19,069
- Currency against currency	-	-	-	-	90	9,482	-	-	90	9,482	231	13,488
2. Transactions without underlying asset exchange	67,202	921,798	24,942	5,743	-	217	-	480	92,144	928,238	109,146	1,047,381
- Purchases	33,716	457,112	13,123	4,408	-	57	-	221	46,839	461,798	54,724	551,653
- Sales	33,486	464,686	11,819	1,335	-	30	-	259	45,305	466,310	54,422	495,685
- Currency against currency	-	-	-	-	-	130	-	-	-	130	-	43
B. BANKING PORTFOLIO:	-	48,662	12	3,296	-	1,767	-	3	12	53,728	-	-
B.1 Hedging instruments	-	46,317	-	5	-	723	-	-	-	47,045	3	13,014
1. Transactions with underlying asset exchange	-	-	-	-	-	723	-	-	-	723	-	2,504
- Purchases	-	-	-	-	-	596	-	-	-	596	-	2,336
- Sales	-	-	-	-	-	127	-	-	-	127	-	168
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
2. Transactions without underlying asset exchange	-	46,317	-	5	-	-	-	-	-	46,322	3	10,510
- Purchases	-	41,648	-	5	-	-	-	-	-	41,653	3	6,663
- Sales	-	4,669	-	-	-	-	-	-	-	4,669	-	3,847
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Other derivatives	-	2,345	12	3,291	-	1,044	-	3	12	6,683	4,900	4,110
1. Transactions with underlying asset exchange	-	-	12	987	-	625	-	-	12	1,612	-	1,523
- Purchases	-	-	11	305	-	625	-	-	11	930	-	299
- Sales	-	-	1	682	-	-	-	-	1	682	-	1,224
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
2. Transactions without underlying asset exchange	-	2,345	-	2,304	-	419	-	3	-	5,071	4,900	2,587
- Purchases	-	1,734	-	842	-	368	-	-	-	2,944	209	989
- Sales	-	611	-	1,462	-	51	-	3	-	2,127	4,691	1,598
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-

A.4 Financial derivatives: over the counter: positive fair value - counterparty risk

(€/mil)

Counterparty/Underlying instrument	Debt securities and interest rates			Equities and equity indices			Exchange rates and gold			Other instruments			Different underlying instruments	
	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
A. Regulatory trading portfolio:														
A.1 Governments and central banks	4	-	-	-	-	-	-	-	-	-	-	-	-	4
A.2 Public entities	420	-	75	-	-	-	1	-	1	-	-	-	-	-
A.3 Banks	110	4,460	22	57	615	4	39	132	17	59	35	12	1,028	1,170
A.4 Financial companies	9	139	11	77	225	3	17	22	12	1	7	-	235	166
A.5 Insurance companies	2	-	-	56	-	13	-	-	-	-	-	-	-	-
A.6 Non-financial companies	186	-	98	13	-	1	99	-	39	6	-	7	-	-
A.7 Other entities	1	-	1	4	-	-	12	-	5	-	-	-	-	-
Total as at 31/12/2006	**732**	**4,599**	**207**	**207**	**840**	**21**	**168**	**154**	**74**	**66**	**42**	**19**	**1,263**	**1,340**
Total as at 31/12/2005	**425**	**5,816**	**154**	**43**	**555**	**38**	**234**	**451**	**151**	**24**	**17**	**5**	**927**	**1,227**
B. Banking portfolio:														
B.1 Governments and central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 Banks	34	201	13	-	170	27	10	4	-	-	-	-	11	4
B.4 Financial companies	1	35	-	-	-	-	-	-	-	-	-	-	36	2
B.5 Insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	2	-	1	12	-	6	-	-	-	-	-	-	-	-
B.7 Other entities	1	-	1	-	-	8	-	-	-	-	-	-	-	-
Total as at 31/12/2006	**38**	**236**	**15**	**12**	**170**	**41**	**10**	**4**	-	-	-	-	**47**	**6**
Total as at 31/12/2005	**81**	**345**	**7**	-	**156**	**36**	-	**5**	-	-	-	-	**140**	**24**

A.5 Financial derivatives: over the counter: negative fair value - financial risk

(€/mil)

Counterparty/Underlying instrument	Debt securities and interest rates			Equities and equity indices			Exchange rates and gold			Other instruments			Different underlying instruments	
	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
A. Regulatory trading portfolio:														
A.1 Governments and central banks	12	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 Public entities	247	-	4	-	-	-	32	-	12	-	-	-	-	-
A.3 Banks	400	4,743	22	2	181	4	46	287	30	13	19	6	750	1,008
A.4 Financial companies	159	144	20	-	38	4	26	14	3	-	-	-	38	867
A.5 Insurance companies	2	-	-	16	-	17	-	-	-	13	-	8	-	-
A.6 Non-financial companies	100	-	45	33	-	-	31	-	11	1	-	1	-	-
A.7 Other entities	2	-	1	-	-	-	1	-	1	-	-	-	-	-
Total as at 31/12/2006	**922**	**4,887**	**92**	**51**	**219**	**25**	**136**	**301**	**57**	**27**	**19**	**15**	**788**	**1,875**
Total as at 31/12/2005	**736**	**6,081**	**182**	**39**	**162**	**41**	**160**	**337**	**63**	**44**	**64**	**15**	**654**	**377**
B. Banking portfolio:	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.1 Governments and central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 Banks	68	159	9	7	1	-	15	103	-	-	-	-	163	24
B.4 Financial companies	2	2	1	-	-	-	-	-	-	-	-	-	-	-
B.5 Insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	1	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 Other entities	6	-	2	191	-	-	-	-	-	-	-	-	-	-
Total as at 31/12/2006	**77**	**161**	**12**	**198**	**1**	-	**15**	**103**	-	-	-	-	**163**	**24**
Total as at 31/12/2005	**88**	**123**	**19**	**182**	-	-	**3**	**433**	**6**	-	-	-	**424**	**36**

A.6 Residual maturity of over the counter financial derivatives: notional values

(€/mil)

Underlying instruments/Residual maturity	Up to 1 year	Between 1 and 5 years	Beyond 5 years	Total
A. Regulatory trading portfolio				
A.1 Financial derivatives on debt securities and interest rates	304,436	368,899	278,061	951,396
A.2 Financial derivatives on equities and equity indices	3,795	4,216	447	8,458
A.3 Financial derivatives on exchange rates and gold	43,608	3,289	978	47,875
A.4 Financial derivatives on other instruments	108	371	-	479
B. Banking portfolio				
B.1 Financial derivatives on debt securities and interest rates	40,164	6,357	2,451	48,972
B.2 Financial derivatives on equities and equity indices	963	2,690	2	3,655
B.3 Financial derivatives on exchange rates and gold	812	955	-	1,767
B.4 Financial derivatives on other instruments	-	3	-	3
Total as at 31/12/2006	393,886	386,780	281,939	1,062,605
Total as at 31/12/2005	597,120	354,593	193,000	1,144,713

B. Credit Derivatives

B.1 Credit derivatives: end-of-period and average notional values

(€/mil)

Categories of operations	Regulatory trading portfolio		Other transactions	
	single subject	basket	single subject	basket
	Notional value	Notional value	Notional value	Notional value
1. Hedging purchases				
1.1 With underlying asset exchange	3,409	1,489	109	11
- credit default swap	3,397	1,479	109	11
- credit linked note	12	10	-	-
1.2 Without underlying asset exchange	-	-	-	-
- credit default swap	-	-	-	-
Total as at 31/12/2006	3,409	1,489	109	11
Total as at 31/12/2005	1,644	2,207	67	-
Average values	2,511	740	30	-
2. Hedging sales				
2.1 With underlying asset exchange	2,377	1,207	-	-
- credit default swap	2,377	1,207	-	-
2.2 Without underlying asset exchange	70	6	-	-
- credit default swap	70	-	-	-
- credit linked note	-	6	-	-
Total as at 31/12/2006	2,447	1,213	-	-
Total as at 31/12/2005	1,625	266	-	-
Average values	2,024	598	-	-

B.2 Credit derivatives: positive fair value - counterparty risk

(€/mil)

Type of transaction/Values	Notional value	Positive fair value	Future exposure
A. REGULATORY TRADING PORTFOLIO	**3,669**	**54**	**44**
A.1 Hedging purchases with counterparties:	**210**	**10**	**5**
1. Governments and central banks	-	-	-
2. Other public entities	7	10	1
3. Banks	179	-	4
4. Financial companies	24	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other entities	-	-	-
A.2 Hedging sales with counterparties:	**3,459**	**44**	**39**
1. Governments and central banks	-	-	-
2. Other public entities	-	-	-
3. Banks	2,001	21	24
4. Financial companies	1,450	23	15
5. Insurance companies	8	-	-
6. Non-financial companies	-	-	-
7. Other entities	-	-	-
B. NON-TRADING PORTFOLIO	**109**	-	**10**
B.1 Hedging purchases with counterparties:	**109**	-	**10**
1. Governments and central banks	-	-	-
2. Other public entities	-	-	-
3. Banks	49	-	4
4. Financial companies	60	-	6
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other entities	-	-	-
B.2 Hedging sales with counterparties:	-	-	-
1. Governments and central banks	-	-	-
2. Other public entities	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other entities	-	-	-
Total as at 31/12/2006	**3,778**	**54**	**54**
Total as at 31/12/2005	**2,951**	**24**	**48**

B.3 Credit derivatives: negative fair value - financial risk

(€/mil)

Type of transaction/Values	Notional value	Negative fair value
REGULATORY TRADING PORTFOLIO		
1. Hedging purchases with counterparties:		
1.1 governments and central banks	-	-
1.2 public entities	-	-
1.3 banks	3,480	(25)
1.4 financial companies	1,208	(20)
1.5 insurance companies	-	-
1.6 non-financial companies	-	-
1.7 others	-	-
Total as at 31/12/2006	**4,688**	**(45)**
Total as at 31/12/2005	**2,502**	**(11)**

B.4 Residual maturity of credit derivative contracts: notional values

(€/mil)

Underlying instruments/Residual maturity	Up to 1 year	Between 1 and 5 years	Beyond 5 years	Total
A Regulatory trading portfolio	**986**	**5,414**	**2,158**	**8,558**
A.1 Credit derivatives with "qualified reference obligation"	940	5,101	2,151	8,192
A.2 Credit derivatives with "unqualified reference obligation"	46	313	7	366
B Non-trading portfolio	**-**	**49**	**71**	**120**
B.1 Credit derivatives with "qualified reference obligation"	-	-	11	11
B.2 Credit derivatives with "unqualified reference obligation"	-	49	60	109
Total as at 31/12/2006	**986**	**5,463**	**2,229**	**8,678**
Total as at 31/12/2005	**493**	**3,799**	**1,517**	**1,517**

1.3 Liquidity risks

QUALITATIVE INFORMATION

A. General aspects, management processes and methods of measuring liquidity risk

The metric used for liquidity risk management is based on a cash-flow analysis through the calculation of mismatches between inflows and outflows, grouped in different maturity buckets according to their contractual or expected residual maturities. A centralized approach was adopted for managing liquidity risk of the Parent Bank and the banking networks. The Parent Bank's Finance Department, together with the Dublin subsidiary, as single points of direct access to the markets, raise funds against the assets originated from the retail and corporate activity at the branch level. In this framework, liquidity management is overseen by the Parent Bank's Finance Department, in line with the Group's Policy, which defines, at a consolidated level, a liquidity target ratio for the short term (0 – 1 month period) and attention thresholds on subsequent time bands, the triggering of which activates a contingency plan. A minimum treasury securities portfolio, comprising promptly liquid assets, was held to cover very short-term liquidity risk. The consolidated liquidity position also includes obligations deriving from the liquidity requirements identified by other main Group Subsidiaries that use the Parent Bank's Treasury Department as a single point of access to the markets.

The Risk Management Department periodically monitored liquidity gaps and ratio observance; reporting was periodically presented and discussed at the CRFMG.

QUANTITATIVE INFORMATION

1. Break-down of financial assets and liabilities by residual contractual maturity - Currency of denomination: euro

(€/mil)

Caption/Time interval	Sight	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Beyond 5 years (*)
On-balance sheet assets	**30,966**	**5,771**	**5,344**	**9,849**	**15,816**	**8,882**	**10,276**	**52,088**	**54,388**
A.1 Government securities	214	1	1	18	190	1,067	1,666	4,642	3,932
A.2 Listed debt securities	-	32	19	11	76	134	257	2,286	4,471
A.3 Other debt securities	21	8	9	7	15	45	286	1,215	3,979
A.4 O.I.C.R. quotas	4,421	124	-	-	-	-	-	31	263
A.5 Financing	26,310	5,606	5,315	9,813	15,535	7,636	8,067	43,914	41,743
- Banks	2,693	2,836	2,447	3,767	4,515	1,282	453	985	446
- Customers	23,617	2,770	2,868	6,046	11,020	6,354	7,614	42,929	41,297
On-balance sheet liabilities	**74,737**	**10,361**	**5,381**	**7,768**	**13,173**	**5,508**	**4,260**	**32,008**	**16,426**
B.1 Deposits	54,917	8,701	2,239	2,255	3,584	510	545	270	1,685
- Banks	3,538	4,617	1,205	1,382	2,576	202	159	244	1,315
- Customers	51,379	4,084	1,034	873	1,008	308	386	26	370
B.2 Debt securities	1,642	35	353	1,819	2,924	3,007	3,010	28,419	9,286
B.3 Other liabilities	18,178	1,625	2,789	3,694	6,665	1,991	705	3,319	5,455
Off-balance sheet transactions	**27,975**	**4,781**	**1,135**	**6,466**	**7,092**	**4,287**	**2,074**	**2,686**	**5,597**
C.1 Financial derivatives with underlying asset exchange	19,655	2,846	1,112	5,666	6,366	3,876	1,788	1,394	174
- Long positions	10,779	1,102	348	1,547	1,764	927	791	287	165
- Short positions	8,876	1,744	764	4,119	4,602	2,949	997	1,107	9
C.2 Deposits and financing to be received	987	1,382	8	457	415	25	-	-	-
- Long positions	987	596	-	2	52	-	-	-	-
- Short positions	-	786	8	455	363	25	-	-	-
C.3 Irrevocable commitments to grant finance	7,333	553	15	343	311	386	286	1,292	5,423
- Long positions	7,323	6	15	343	43	280	286	1,292	5,423
- Short positions	10	547	-	-	268	106	-	-	-

(*) Includes non-performing transactions.

1. Break-down of financial assets and liabilities by residual contractual maturity - Currency of denomination: US dollars

(€/mil)

Caption/Time interval	Sight	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Beyond 5 years (*)
On-balance sheet assets	**888**	**3,569**	**512**	**726**	**1,093**	**1,241**	**1,030**	**3,415**	**1,631**
A.1 Government securities	-	-	-	3	35	155	187	181	63
A.2 Listed debt securities	-	1	3	1	11	7	28	165	197
A.3 Other debt securities	1	-	14	106	297	322	303	441	179
A.4 O.I.C.R. quotas	81	-	-	-	-	-	-	-	20
A.5 Financing	806	3,568	495	616	750	757	512	2,628	1,172
- Banks	583	1,915	392	488	390	568	225	422	113
- Customers	223	1,653	103	128	360	189	287	2,206	1,059
On-balance sheet liabilities	**3,510**	**4,964**	**2,489**	**2,989**	**5,561**	**2,986**	**602**	**276**	**188**
B.1 Deposits	3,265	3,203	1,814	1,951	3,102	1,044	470	125	73
- Banks	1,055	2,236	1,298	1,055	2,792	939	387	15	23
- Customers	2,210	967	516	896	310	105	83	110	50
B.2 Debt securities	12	1,758	660	1,019	2,180	1,903	82	36	1
B.3 Other liabilities	233	3	15	19	279	39	50	115	114
Off-balance sheet transactions	**5,334**	**2,706**	**1,177**	**5,349**	**5,412**	**2,732**	**594**	**544**	**511**
C.1 Financial derivatives with underlying asset exchange	3,999	2,645	1,033	5,312	5,016	2,683	525	305	195
- Long positions	2,325	1,867	804	4,220	4,315	2,224	364	173	38
- Short positions	1,674	778	229	1,092	701	459	161	132	157
C.2 Deposits and financing to be received	271	51	144	21	34	24	-	-	-
- Long positions	269	-	-	3	-	-	-	-	-
- Short positions	2	51	144	18	34	24	-	-	-
C.3 Irrevocable commitments to grant finance	1,064	10	-	16	362	25	69	239	316
- Long positions	1,064	8	-	16	13	25	69	239	316
- Short positions	-	2	-	-	349	-	-	-	-

(*) Includes non-performing transactions.

1. Break-down of financial assets and liabilities by residual contractual maturity - Currency of denomination: Pound sterling

(€/mil)

Caption/Time interval	Sight	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Beyond 5 years (*)
On-balance sheet assets	**760**	**104**	**83**	**137**	**143**	**97**	**131**	**315**	**233**
A.1 Government securities	-	-	-	-	2	10	12	11	64
A.2 Listed debt securities	-	-	-	-	1	-	1	6	12
A.3 Other debt securities	-	-	-	-	-	-	-	1	-
A.4 O.I.C.R. quotas	5	-	-	-	-	-	-	-	-
A.5 Financing	755	104	83	137	140	87	118	297	157
- Banks	605	28	69	122	128	81	116	-	3
- Customers	150	76	14	15	12	6	2	297	154
On-balance sheet liabilities	**1,385**	**323**	**120**	**294**	**486**	**340**	**116**	**151**	**263**
B.1 Deposits	1,373	323	120	294	300	339	4	14	2
- Banks	1,202	291	98	196	264	332	-	-	-
- Customers	171	32	22	98	36	7	4	14	2
B.2 Debt securities	-	-	-	-	186	-	110	132	254
B.3 Other liabilities	12	-	-	-	-	1	2	5	7
Off-balance sheet transactions	**268**	**258**	**198**	**502**	**800**	**805**	**151**	**151**	**77**
C.1 Financial derivatives with underlying asset exchange	180	257	198	457	759	805	151	122	-
- Long positions	104	221	192	394	630	731	138	122	-
- Short positions	76	36	6	63	129	74	13	-	-
C.2 Deposits and financing to be received	45	-	-	45	-	-	-	-	-
- Long positions	45	-	-	-	-	-	-	-	-
- Short positions	-	-	-	45	-	-	-	-	-
C.3 Irrevocable commitments to grant finance	43	1	-	-	41	-	-	29	77
- Long positions	43	1	-	-	-	-	-	29	77
- Short positions	-	-	-	-	41	-	-	-	-

(*) *Includes non-performing transactions.*

1. Break-down of financial assets and liabilities by residual contractual maturity - Currency of denomination: Yen

(€/mil)

Caption/Time interval	Sight	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Beyond 5 years (*)
On-balance sheet assets	**202**	**105**	**186**	**26**	**148**	**80**	**89**	**125**	**152**
A.1 Government securities	-	-	-	-	2	13	16	15	5
A.2 Listed debt securities	-	-	-	-	1	1	2	8	22
A.3 Other debt securities	-	-	-	-	1	-	1	1	73
A.4 O.I.C.R. quotas	1	-	-	-	-	-	-	-	-
A.5 Financing	201	105	186	26	144	66	70	101	52
- Banks	154	15	148	9	5	4	48	5	4
- Customers	47	90	38	17	139	62	22	96	48
On-balance sheet liabilities	**250**	**145**	**79**	**111**	**27**	**46**	**142**	**70**	**60**
B.1 Deposits	240	145	79	97	27	45	51	64	50
- Banks	38	118	79	96	27	26	-	-	-
- Customers	202	27	-	1	-	19	51	64	50
B.2 Debt securities	-	-	-	14	-	-	88	-	-
B.3 Other liabilities	10	-	-	-	-	1	3	6	10
Off-balance sheet transactions	**493**	**432**	**141**	**173**	**305**	**42**	**255**	**47**	-
C.1 Financial derivatives with underlying asset exchange	277	403	141	160	132	41	254	47	-
- Long positions	174	246	79	99	66	24	245	47	-
- Short positions	103	157	62	61	66	17	9	-	-
C.2 Deposits and financing to be received	84	29	-	13	41	1	1	-	-
- Long positions	84	-	-	-	-	-	-	-	-
- Short positions	-	29	-	13	41	1	1	-	-
C.3 Irrevocable commitments to grant finance	132	-	-	-	132	-	-	-	-
- Long positions	132	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	132	-	-	-	-

(*) Includes non-performing transactions.

1. Break-down of financial assets and liabilities by residual contractual maturity - Currency of denomination: Other currencies

(€/mil)

Caption/Time interval	Sight	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Beyond 5 years (*)
On-balance sheet assets	**548**	**655**	**697**	**265**	**572**	**605**	**1,084**	**1,499**	**1,448**
A.1 Government securities	1	1	-	1	45	91	44	146	40
A.2 Listed debt securities	-	4	1	6	12	21	15	460	157
A.3 Other debt securities	-	6	6	-	27	13	1	78	159
A.4 O.I.C.R. quotas	2	-	-	-	-	-	-	-	-
A.5 Financing	545	644	690	258	487	480	1,025	815	1,092
- Banks	164	525	567	122	156	272	444	65	351
- Customers	381	119	123	136	331	208	581	750	741
On-balance sheet liabilities	**1,451**	**662**	**415**	**484**	**955**	**526**	**656**	**1,224**	**639**
B.1 Deposits	1,438	662	414	452	955	524	563	1,005	596
- Banks	175	263	82	77	452	155	6	47	14
- Customers	1,263	399	332	375	503	369	557	959	582
B.2 Debt securities	1	-	1	32	-	-	85	203	-
B.3 Other liabilities	12	-	1	-	-	2	8	16	43
Off-balance sheet transactions	**743**	**455**	**185**	**397**	**743**	**488**	**297**	**89**	**56**
C.1 Financial derivatives with underlying asset exchange	654	443	128	396	737	347	281	19	-
- Long positions	371	368	111	297	456	288	182	10	-
- Short positions	283	75	17	99	281	59	99	10	-
C.2 Deposits and financing to be received	86	6	57	1	3	1	16	-	-
- Long positions	85	-	-	1	-	-	-	-	-
- Short positions	2	6	57	1	3	1	16	-	-
C.3 Irrevocable commitments to grant finance	3	6	-	-	3	141	-	69	56
- Long positions	3	3	-	-	1	141	-	69	56
- Short positions	-	3	-	-	2	-	-	-	-

(*) *Includes non-performing transactions.*

2. Break-down of financial liabilities by sector

(€/mil)

Loan/Counterparty	Governments and central banks	Other public entities	Financial companies	Banks	Insurance companies	Non-financial companies	Other entities
1. Due to customers	2,659	2,387	13,476	-	1,073	27,910	57,988
2. Securities issued	-	-	-	-	-	-	55,912
3. Financial liabilities held for trading	1,526	298	6,819	420	33	296	193
4. Financial liabilities designated as at fair value	-	-	3,179	-	-	-	-
Total as at 31/12/2006	**4,185**	**2,685**	**23,474**	**420**	**1,106**	**28,206**	**114,093**
Total as at 31/12/2005	**2,445**	**3,517**	**14,847**	**4,185**	**1,189**	**27,451**	**100,525**

3. Break-down of financial liabilities by region

(€/mil)

Loan/Counterparty	Italy	Other European countries	America	Asia	Rest of the world
1. Due to customers	89,172	9,476	2,486	527	3,832
2. Due to banks	10,553	22,470	1,433	3,465	868
3. Securities issued	38,428	7,392	10,043	49	-
4. Financial liabilities held for trading	3,623	5,452	502	4	4
5. Financial liabilities designated as at fair value	3,179	-	-	-	-
Total as at 31/12/2006	**144,955**	**44,790**	**14,464**	**4,045**	**4,704**
Total as at 31/12/2005	**138,625**	**24,477**	**7,324**	**7,691**	**11,724**

1.4 Operational risk

As previously mentioned, the information in this section regarding operational risk refers solely to 2006, as the merger with Banca Intesa took effect from 1 January 2007. Thus, in its risk models, SANPAOLO IMI considered two further types of risk: operational risk and business risk.

OPERATIONAL RISK

Qualitative information

Operational risk is defined as the risk of incurring losses as a result of failures in internal control or information systems, errors of personnel or external events. The internal definition of operational risk includes the risk introduced by the New Basel Capital Accord, extending it to include the reputational risk.

SANPAOLO IMI has defined the overall operational risk management framework by setting up a Group policy and organizational process for measuring, managing and controlling operational risk. The control of operational risk was attributed to SANPAOLO IMI's Board of Directors, which set the management policies and the subsequent organizational structure. The Operational Risk Committee (made up of the General Manager and Department Managers) had the task of monitoring the operational risk profile of the Group and deciding on the main activities of mitigation and transfer. The centralized unit at Group level, part of Parent Bank Risk Management, was responsible for developing methodologies for measuring risk, processing loss data and preparing the resultant management instruments. In line with Basel 2 requirements, the business lines, subsidiaries and the Corporate Center structures were directly involved in the Operational Risk Management process, through the creation of specific decentralized control centers within the business units. These decentralized centers were responsible for gathering information about events that generated operational losses, carrying out analyses of scenarios and evaluating the risk associated with the business environment and the operating context.

The method of measuring the operational risk profile requires the combined use of information on internal and external historical operational losses, with qualitative factors deriving from scenario analyses and evaluations of the system of internal controls and of the operating context.

The internal operational losses were recorded by decentralized control centers, suitably verified by the central structure and managed by a dedicated IT system. For each category of risk, in line with the definitions of the Basel regulations, the database of historical events was analyzed, including both internal Group events and events traceable to the participation in loss data sharing initiatives (DIPO in Italy and ORX at international level). Results were obtained by applying actuarial techniques that separately analyze the frequency and the severity of events and subsequently create, by means of suitable Monte Carlo techniques, the aggregated annual loss distribution and consequently the measurement of risk.

The scenario analyses are based on structured, organized collection of subjective estimates expressed directly by Management (Subsidiaries, Parent Bank's Business Areas, Corporate Center) and have as their objective the evaluation of the potential economic impact for particularly serious operating events. These evaluations, calculated using statistical-actuarial techniques, provide an estimate of unexpected loss that is subsequently integrated with the measurement obtained from the analysis of historical loss data.

Capital at risk is therefore identified as the minimum measurement at Group level, net of insurance cover, required to bear the maximum potential annual loss with a level of confidence of 99.96% (99.9% for regulatory measurement). The methodology also applies a corrective factor, which derives from the qualitative analyses of the risk of the operating context, to take account of the effectiveness of internal controls in the various organizational units.

In order to support the operational risk management process on a continuous basis, during the year several training sessions were held for the employees actively involved in the process for the management and mitigation of the operational risk.

Quantitative information

With regard to the sources of operational risk, the percentage-based composition of the losses by type of events is presented according to the classification layout introduced by the New Basel Agreement on Capital, as acknowledged at European level, and which is presented below to complete the information.
- Internal crimes: losses due to fraud, embezzlement or evasion of laws, regulations or company directives, excluding episodes of discrimination of failure to apply equal terms, which involve at least one internal resource of the bank.
- External crimes: losses due to fraud, embezzlement or violation/evasion of laws by third parties.
- Employment practices and safety in the workplace (in the chart: Personnel): losses due to actions in violation of the law or agreements regarding employment, health and safety in the workplace, the payment of compensation for personal injury or episodes of discrimination or failure to apply equal terms.
- Customers, products and professional practice (in the chart: Commercial Practices): losses deriving from breach, involuntary or due to negligence, regarding professional obligations to specific customers (including the requirements of reliability and adequacy), or from the nature or characteristics of the product.

- Property damage (in the chart: Natural Disasters): losses deriving from damages to or the destruction of property as a result of natural disasters or other events.
- Interruptions of operations and system failures (in the graph: Systems): losses due to interruption of operations or system failures.
- Process execution, delivery and management (in the chart: Processes): losses due to failures in the treatment of operations or in the management of processes, in addition to losses due to relations with commercial counterparties and suppliers.

SANPAOLO IMI Group - % break-down of losses by type of event


1% – Natural Disasters
0% – Systems
17% – Processes
18% – Bankruptcy Revocatory
18% – Internal Crimes
14% – External Crimes
26% – Commercial Pratices
6% – Personnel

In terms of the aforementioned categories, due to their significant weight on total losses, the chart provides separate details of the category "Bankruptcy Revocatory".

The analysis was carried out with reference to operational events which led to losses of amounts equal to or greater than 500 euro, which were first accounted for during 2006.

The main source of operational risk for the Group during 2006 was the category "Commercial Practices", with significant weight deriving from events linked to claims and disputes regarding bonds in default. In the same time frame, it is noted that the categories "Natural Disasters" and "Systems" had very low weights.

BUSINESS RISK

The business risk (or strategic risk) is defined as the risk of incurring losses due to changes in the macro-or micro-economic scenario, which could jeopardize the ability to generate income, typically through a drop in operating volumes or margin compression. This is evaluated by breaking down the activities in the Business Areas, based on their respective cost and revenue structures, into elementary "industrial" businesses (for example data processing, consulting and distribution). The level of capitalization in line with the level observed in companies operating with the same processes is attributed to the Business Areas.

LEGAL DISPUTES

Anatocism

In March 1999, the Italian Court of Cassation changed its previous opinion and declared the quarterly capitalization of interest payable on current accounts to be illegitimate, assuming that the relevant clauses in bank contracts do not integrate "regulatory" use, but rather "trading" use, and therefore, such clauses are not adequate to derogate from the prohibition of anatocism pursuant to Art. 1283 of the Italian Civil Code.

The subsequent D.Lgs. no. 342 as 1999 confirmed the legitimacy of capitalization of interest in current accounts, as long as it is done with the same frequency of calculating interest for both debt and credit interest. From the date of this regulation taking effect (April 2000), all current account operations have been brought into line, with quarterly capitalization of both interest income and expense. Therefore the dispute on this issue concerns only those contracts which were stipulated before the indicated date.

With the decision of the United Sections on 4/11/2004, the Court of Cassation again excluded the possibility that said use may become the law. Moreover, this ruling by the United Sections has not eliminated the possibility of sustaining (on the basis of profiles different from those examined) the lawfulness of methods of infra-annual interest calculation: in some cases the court decisions have actually recognized the soundness of these different profiles.

The overall number of pending cases is at an insignificant level in absolute terms, and is the subject of careful monitoring. The risks related to these disputes are covered by prudential allocations to the provisions for other risks and charges, commensurate with the amount of individual requests by the court. Also in case no specific amount is requested (on the part of the party who brings the case to court) and until the judicial accounting appraisal is carried out at the investigating stage, the risk of legal dispute is catered for by adequate allocations to the provisions for risks and charges covering pending legal disputes.

GEST Line dispute

The GEST Line S.p.A. dispute (a company which already belongs to the SANPAOLO IMI Group involved in tax collection) almost entirely concerns the matters pending with the tax authorities for alleged irregularities committed during the performance of the tax collection service and vary by nature and size according to the corporate entities of each merged company.

Regarding the dispute involving Gerico S.p.A., previously a subsidiary of former Cardine Banca, which was later merged by incorporation into SANPAOLO IMI, there are a number of administrative and accounting proceedings owing to the failure to collect taxes.

The dispute involving Esaban S.p.A. (a company in the tax collection sector of former Banco di Napoli, which incorporated all the other tax collection companies of the SANPAOLO IMI Group, changing its name to GEST Line S.p.A.) originated from a series of provisions denying the reimbursements issued by the tax authorities in the years 1999-2001, all appealed against following the hierarchical line.

The risks connected to these disputes are hedged by unlimited guarantees previously issued by the companies transferring the respecting tax collection branches of business (each of the savings banks then merged into Cardine Banca and the former Banco di Napoli). The abovementioned guarantees regard events prior to the respective dates of transfer and expired in 2005, without prejudice to the court cases pending at that time, for which the abovementioned guarantee is also valid beyond the said expiry date. In light of the events involving the mergers of Cardine Banca and Banco di Napoli, SANPAOLO IMI took over the commitments deriving from the aforementioned guarantees, whose risks are, as a whole, covered by appropriate allocations.

The risk pertaining to the dispute in respect of alleged irregularities in the tax collection activities of the concession in Venice is not comprised in the aforementioned guarantees and, instead, solely affects the capital of GEST Line which, to cover said risk, has performed suitable allocations. The formal notice and sentence for tax irregularities, respectively issued by the local Tax Offices and by the local section of the General Accounting Office, were impugned and subsequently appealed, resulting in the suspension of their enforceability.

GEST Line decided to adhere to the tax amnesty provided by law no. 311/2004, with reference to the activities carried out up to 30 June 2005, the source of administrative responsibility in relation to tax authorities and other bodies.

With a letter received on 11 May 2006, the Tax Authorities presented to GEST Line a request for payment of the amount of 180 million euro, mainly regarding provisions denying reimbursements issued and discharge due to unrecoverable debt, a request which was previously impugned at the time by the licensee.

The enforceability of the above request and the single acts that preceded it was suspended following the appeal to the General Accounting Office, under the jurisdiction of the Emilia Romagna Office.

Moreover, both GEST Line and SANPAOLO IMI presented an appeal and application for interim relief before the TAR (Regional Administrative Court) in Lazio for the cancellation of Ministerial Decree no. 112 of 7 February 2006, setting forth the method for applying the amnesty pursuant to the aforementioned law 311/2004, regarding new limits introduced for access to the amnesty provided by law 311/2004 following GEST Line's adhesion. With decision dated 28 June 2006, the TAR in Lazio accepted the application.

This sentence should be deemed surpassed by legislative provisions which, in authentically interpreting the originating regulation, declared that the aforementioned amnesty is excluded only for positions connected to crimes of falsification definitively ascertained by the courts.

Lastly, in regard to the implementation of the law on the reorganization of the public tax collection service, SANPAOLO IMI finalized the procedure for the transfer of 70% of the share capital of GEST Line to the newly created company "Riscossione S.p.A.", which will be primarily government-owned, without prejudice to the indemnity and guarantee obligations, as set forth in the aforementioned law, that the seller must undertake in relation to the buyer for risks connected to the dispute which is not comprised within the scope of amnesty.

The Cirio group insolvency in respect of the sale of bonds

In November 2002, the Cirio Group, one of the largest Italian groups operating in the agro-industrial sector, was declared insolvent in the repayment of a loan issued on the Euromarket. This event led to a cross default on all its existing issues. The bonds issued by the Cirio Group had a nominal value totaling approximately 1.25 billion euro. SANPAOLO IMI, like all primary Italian banks, had existing loan transactions with the Cirio Group.

Consob proceedings in relation to operations carried out on Cirio bonds

As a result of inspections carried out in the period April-October 2003 regarding operations on Cirio bonds performed by SANPAOLO IMI in the three-year period 2000-2002, Consob issued a notice dated 4 May 2004, citing a series of infractions regarding the alleged violation of sector regulations by SANPAOLO IMI in carrying out its brokerage activities on the aforementioned securities.

The notices of claims (which can be summarized as the allegation of not providing adequate information to customers on the characteristics of the bonds traded, not revealing and not notifying customers of the existence of a conflict of interest, and not adopting suitable organizational procedures to ensure the correct performance of trading services) were issued both to the Bank and to the members of the Board of Directors and Board of Statutory Auditors in office in the period under investigation, as well as to several managers who, due to the office held, were considered responsible for the activities which led to the alleged irregularities.

Both SANPAOLO IMI and the other recipients of the notices have formulated their defensive briefs on the matter The administrative proceedings concluded with a Decree from the Ministry of Finance on 28 February 2005, which, in acceptance of the proposal put forth by

Consob, applied the pecuniary penalties to each interested party, and the Bank was directed to pay the related amounts, as it is obliged jointly with said parties, pursuant to art. 195, paragraph 9, D.Lgs. 58/1998.

The Bank and each of the sanctioned parties have appealed against the aforementioned ruling before the competent Court of Appeal of Turin. The relative proceedings were concluded with a measure published on 18 January 2006, in which the Court rejected the defensive arguments of the opponents, consequently confirming the sanctions handed down by the Ministry of Finance, with the exception of three individual positions in which an invalidating defect as to the notification has been identified. In the meanwhile, the Bank, in its capacity as joint obligor with the parties subject to the sanctions, has complied with the payment order issued to it, and has requested from each party the reimbursement of the amounts corresponding to the imposed sanctions.

In March 2007 both Intesa Sanpaolo as well as each of the sanctioned parties appealed against the ruling of the Court of Turin before the Court of Cassation.

Criminal investigations related to Cirio

The Criminal Courts have begun investigations of a number of credit institutions, including SANPAOLO IMI, concerning trading activities with savers in relation to bonds issued by Cirio group companies as well as the management of financing activities with the aforementioned group. The investigations also involve several corporate officers, including two Directors who are no longer in office, who are charged with conspiracy to the crime of bancarotta preferenziale (violation of the par condicio creditorum principle) and fraud. Within these proceedings, which are being held at the Court of Rome, on 16.06.2006 the phase before the examining judge began. This judge is responsible for evaluating whether the evidence collected by the prosecutors is sufficient to justify bringing the accused to trial.

Confident of the absolute regularity, in general terms, of the Company's activities in relation to the investigations being carried out by the Criminal Courts and, in particular, of the total lack of involvement of the aforementioned company representatives, Intesa Sanpaolo is monitoring the development of the proceedings under way.

Revocation lawsuits filed by the Court-appointed Liquidator for the Parmalat group companies under insolvency proceedings

The Parmalat Group, a multinational operating in the food industry, became insolvent in December 2003. Parmalat was subjected to the special extraordinary administrative procedure disciplined by Italian Law Decree No. 347/2003, converted into Italian Law No. 39 dated 18 February 2004, and subsequent amendments (known as the "Marzano Law"). Parmalat, in compliance with the afore mentioned legislative provisions, proposed settlement offering its unsecured creditors (including the bondholders) the conversion of the credits into shares and warrants issued by the company undertaking the settlement, also named Parmalat S.p.A. The settlement proposed by Parmalat was accepted by the majority of the creditors with the right to vote and was therefore ratified by the Parma Court.

In the period between the end of 2004 and mid-2005, the Court-appointed Liquidator for the Parmalat group companies filed against the SANPAOLO IMI Group - as well as against many other Italian and foreign banks - a series of revocation lawsuits pursuant to Art. 67, par. 2 of Royal Decree no. 267 of 16 March 1942 (the Bankruptcy Law), aimed at obtaining repayment of all remittances of funds made on current accounts held with SANPAOLO IMI, Cassa di Risparmio in Bologna and Cassa di Risparmio di Padova e Rovigo by the Parmalat group companies in the year before the insolvency proceedings were instituted.

The total amount claimed in the eight proceedings thus instituted is equal to approximately 1,261 million euro.

SANPAOLO IMI believes that it has valid defensive arguments to oppose the allegations of the Court-appointed Liquidator, in relation to which it has raised legal exceptions concerning profiles of unconstitutionality and incompatibility with EC law concerning the safeguarding of competition, and exceptions on the merit of the case aimed at revealing how the remittances of funds whose return is requested are, mainly, lacking the requisites for being able to be considered payments.

In connection to several decisions issued between the end of 2005 and the beginning of 2006, the Court of Parma has seen fit, as such issues are not manifestly unfounded and are significant for the purposes of the decision, to defer the questions of legitimacy raised both by the Banks of the SANPAOLO IMI Group and by other Banks within the context of their respective legal actions aimed at revocation to the scrutiny of the Constitutional Court. With decisions issued on 5 April 2006 and 4 December 2006, the Constitutional Court, deciding on the first remittance orders received in chronological order (from sentences in which the SANPAOLO IMI Group was not directly involved), rejected the contentions of unconstitutionality raised, considering them unfounded. This strategy was confirmed by the Court with decision issued on 13 December 2006, relating to similar questions of lawfulness raised in various proceedings, including one which directly involves SANPAOLO IMI.

In the opinion of the legal advisors who assist SANPAOLO IMI, the sentences of the Constitutional Court leave open the other issue regarding the compatibility of the revocation lawsuits put forward by Parmalat with European Community antitrust regulations. In any case, the aforementioned decisions have not determined the need to review provisions which were allocated to face the related risks, as the evaluation of said provisions exclusively considered the merit of the individual disputes, irrespective of any predictions regarding the outcome of the legal objections raised.

Claims for damages against Banca IMI initiated by the Court-appointed Liquidator of Parmalat S.p.A. and Parmalat Finance Corporation B.V.

With a summons received by Banca IMI on 19 September 2005, the Court-appointed Liquidator of Parmalat S.p.a and Parmalat Finance Corporation B.V., on behalf of said companies, initiated a suit aimed at obtaining compensation for damages concerning the theorized liability resulting from the participation of Banca IMI, jointly with other brokers, as co-lead manager, in the consortia for the placement of three bonded loans issued by Parmalat Finance Corporation B.V. with the guarantee of Parmalat S.p.A. between the beginning of 2000 and the beginning of 2001.

The claim for damages was filed for presumed damages of no less than 1,300 million euro, equivalent to the nominal value of the bonds subject to placement. Banca IMI has appeared before the court in the preliminary stages, raising numerous objections concerning the lack of capacity of the Court-appointed Liquidator to initiate said action, and objecting as regards the complete unfoundedness of every claim for damages.

Consequently, based on the valuations made by the legal advisors assisting Banca IMI, it has not been deemed necessary to make specific allocations.

Management of claims relating to defaulted bonds

As regards claims from customers holding Parmalat, Cirio and Argentine bonds, the Group policy instructed that Group companies should carefully evaluate that the financial instruments sold to customers are suitable to each investor's financial standing.

Contingent liabilities relating to claims concerning said bonds are adequately covered by allocations to the provision for risks and charges. As of 31 December 2006, the related allocations amounted to about 19 million euro.

Dispute relating to the sanctions initiated by Consob against Sanpaolo IMI Asset Management SGR S.p.A. (now Eurizon capital SGR S.p.A.)

The pecuniary administrative penalties imposed by the Ministry of Finance upon proposal of Consob following inspections carried out at the premises of Sanpaolo IMI Asset Management have been appealed against by SGR and its sanctioned representatives, in accordance with Art. 195 TUF (Consolidated Financial Law), before the Court of Appeal of Milan which, on 26 November 2003, ruled that such penalties were illegal. With an appeal notified on 17 May 2004, Consob and the Ministry then filed an appeal against this decision before the Italian Court of Cassation. SGR immediately filed a counterclaim, requesting the dismissal of the appeals filed by the Authorities. Now the company is awaiting that a hearing be set, or a resolution in chambers.

Proceedings initiated by the Antitrust Authority against the former Sanpaolo IMI Wealth Management (later Sanpaolo IMI Asset Management SGR, now Eurizon Capital SGR S.p.A.) and the former Fideuram Vita (later A.I.P. now EurizonVita).

In January 2004 the Italian Antitrust Authority notified Sanpaolo IMI Wealth Management, as holding company and outsourcer of Sanpaolo Vita, and Fideuram Vita that they were subject to investigations regarding the purchase of a database from a company specialized in analyzing the insurance market. This database contained information concerning contractual conditions, prices and methods of distribution of life insurance and pension products. Having concluded the investigation, initially performed on a number of insurance companies and then on the aforementioned Group companies, on 30 September 2004, the Antitrust Authority issued a measure in which, whilst not inflicting pecuniary sanctions, ascertained the existence of a horizontal agreement among the companies facing proceedings, consisting of the exchange of delicate commercial information between competing companies, in violation of Art. 2, par. 2 of Law 287/90.

The abovementioned sanction was appealed against before the TAR (Regional Administrative Court) in Lazio, which overruled it on 27 April 2005, asserting that no such restriction on competition existed. The Antitrust Authority has appealed the judgment before the Council of State and the related sentence is still pending. As of today, no hearings have been scheduled.

Proceedings initiated by the Italian prosecutors against several financial planners of Banca Fideuram and employees of the subsidiary Fideuram Bank Suisse

There are no developments as to the investigations initiated by Italian prosecutors concerning a number of financial planners of the Banca Fideuram group and employees of the subsidiary Fideuram Bank Suisse. In their entirety the disputes concern the assumption of complicity in the crime of illicit practice (that consists in the offer of investment services or financial products by a party which is not authorized in Italy) with the exception of a single financial planner, who is no longer active today, and who is also charged with the crime of money-laundering. Banca Fideuram has assured the investigating authorities the greatest possible cooperation.

Investigations initiated by the Public Prosecutor's office of Spoleto against Sanpaolo Invest SIM S.p.A. and Banca Fideuram S.p.A.

On 5 May 2005, the Public Prosecutor's office of Spoleto terminated its investigation of a case involving a number of crimes committed against several customers by a Sanpaolo Invest SIM financial planner.

The investigation also involved also several representatives of Sanpaolo Invest who were accused of violating art. 2638 of the Italian Civil Code on the assumption that they had not informed Consob of the irregularities found in connection with the abovementioned case during verification of the internal control procedures related to the financial planners.

The allegations made against the aforementioned representatives led to Sanpaolo Invest, as well as Banca Fideuram (held to be jointly responsible by virtue of being the beneficiary of the partial spin-off of the banking branch previously owned by Sanpaolo Invest SIM), being held liable for the alleged violation of Law 231/2001.

Such liability, if established, entails the application of penalties which would only be pecuniary as regards the type of crime charged to the company representatives.

A working group which has been set up at Banca Fideuram carefully monitors the proceedings, which have only gone as far as the preliminary stage.

In the hearing of 19 January 2007, the examining judge prepared the transmission of the official documents to the Public Prosecutor of the Court of Rome as it was decided that the Court of Spoleto did not have jurisdiction over this case.

Sanctions initiated by Consob against officers of Sanpaolo Invest SIM S.p.A.

On conclusion of penalty proceedings against sixteen officers of Sanpaolo Invest SIM as well as the company itself as jointly obliged with the former, Consob, with writ of 14 December 2006, pursuant to Art. 195, paragraph 9 of D.Lgs. 58/1998, inflicted penalties against the above parties for a total of 296,500 euro, ordering the company to pay on the basis of the joint obligation. These penalties are based on presumed violations of regulations, principally on the subject of internal controls.

An appeal against these proceedings was presented to the Rome Court of Appeal, on behalf of the company as well as the parties sanctioned.

Investigations initiated by the Public Prosecutor's Office of Cagliari against employees of Sardinian public entities as well as planners and employees of Banca Fideuram.

In February 2005 the Public Prosecutor's Office of Cagliari concluded the preliminary investigation concerning the allegation of fraud perpetrated to the detriment of a number of Sardinian regional institutions; the investigation, which was triggered by crimes committed by a Banca Fideuram financial planner, has also involved employees of the Bank and other planners in the network structure.

With judgment dated 16 January 2007, all of the employees of Banca Fideuram involved in these proceedings were acquitted, while the ex-manager of Rete Fideuram will be committed for trial, with a hearing set for 6 June 2007.

Proceedings initiated by the Slovenian Antitrust Authority against subsidiary Banka Koper d.d.

In December 2006, the Slovenian Antitrust Authority, Urad za Varstuo Konkurence, initiated proceedings against several Slovenian banks, including Banka Koper d.d., for violations regarding an alleged anti-competition agreement on ATM fees of banks other than Banka Koper. The preliminary investigation is still pending; however, the bank is monitoring the developments of the proceedings.

Investigations by the Romanian National Anticorruption Directorate against several officers of Sanpaolo IMI Bank Romania

The Romanian National Anticorruption Directorate has initiated penal proceedings against several officers of Sanpaolo IMI Bank Romania for alleged violations of local regulations concerning agricultural financing assisted by government grants, relating to several credit lines provided to commercial-agricultural businesses in 1999-2000, prior to the acquisition of control of the company by Sanpaolo IMI Internazionale S.p.A.. The Bank was involved in these proceedings under civil liability.

With judgment of 6 February 2007, the Court of Bucharest acquitted all the defendants. The attorneys of the National Anticorruption Directorate then appealed the judgment, and the sentence on the appeal is still pending.

IMI SIR dispute

Other assets include 1.3 million euro regarding the net carrying amount of the loan, which was definitively enforced by the Civil Section of the Italian Court of Cassation through sentence no. 2469/03. This sentence has substantially confirmed decision no. 2887, passed by the Rome Court of Appeal on 11 September 2001, which condemned Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse the Bank the sum of 506 million euro previously paid by IMI to the heirs of Mr. Nino Rovelli as compensation for damages, in accordance with the sentence passed by the Rome Court of Appeal on 26 November 1990. In addition, in an innovative decision, sentence resolved that the Consorzio – on procedural grounds and not in terms of merit – was not required to pay the interest accrued on the amount subject to the appeal (equal to approximately 72.5 million euro as of 31 December 2001). Furthermore, the Court of Cassation referred to another section of the Rome Court of Appeal the decision on whether to reduce the total amount owed by the Consorzio by approximately 14.5

million euro, as compensation for the damages related to the transaction between the Consorzio and IMI in respect of the additional agreement of 19 July 1979: if the trial judge holds the claim amount to be unjustified, the sentence against the Consorzio requiring payment of the sum of 506 million euro will be reduced accordingly. In this respect, proceedings before the Rome Court of Appeal have resumed, where judgment is currently pending.

The same Italian Court of Cassation sentence passed final judgment on the right of the Consorzio to be held harmless by Mrs. Battistella Primarosa (heir of Mr. Nino Rovelli) and Eurovalori S.p.A.. The Italian Court of Cassation also affirmed the Consorzio's right to recourse as subordinate to the previous payment of the amount owed to SANPAOLO IMI S.p.A. and assigned the passing of the sentence on this particular appeal to the trial judge. The related legal proceedings commenced in February 2004 and are still under way.

With reference to the above, taking into account that the initiatives taken have not achieved tangible results, the Bank has considered that the net carrying amount of the amount receivable in question should be within the bounds of the Consorzio's capital and its ability to pay, such amount, net of the effects attributable to the previously mentioned Italian Court of Cassation sentence, being substantially in line with that recorded at 31 December 2006. In line with the estimated net carrying amount of the receivable, the equity shareholding in the Consorzio has been completely written-off.

As regards the civil initiatives undertaken as part of the criminal proceedings in relation to the payment of damages from the offense, on 29 April 2003, the Criminal Section IV of the Court of Milan sentenced Rovelli's heir and the other co-defendants to different terms of imprisonment in relation to their respective levels of responsibility for the crimes committed, as well as to the payment of 516 million euro to the plaintiffs as moral damages.

The above sentence was overruled by the Criminal Section II of the Milan Court of Appeal, through a sentence issued on 23 May 2005, which, by confirming (though with the mitigation of penalties) the responsibility of the defendants concerning the corruption which affected the outcome of the IMI SIR dispute, also revoked the sentence against the defendants for the payment of moral damages, assigning the civil court judge the task of establishing the amount of the total offence damages. This sentence was then appealed to the Court of Cassation which, with judgment of 4 May 2006, confirmed the penal responsibility of the defendants regarding the crime of corruption, with the exception of Primarosa Battistella and her son Felice Rovelli, who were released for different reasons which do not exclude, among other things, their non-involvement in the crime. Moreover, the Court of Cassation recognized Sanpaolo IMI's right to compensation for not only moral damages, but also equity damages from the persons convicted.

On 22 May 2006, SANPAOLO IMI presented an appeal to the Rome Court of Appeal to revoke the sentence regarding the crime of corruption (handed down by the Rome Court of Appeal on 26 November 1990) and, at the same time, to order Primarosa Battistella to repay SANPAOLO IMI the amount paid in 1994 in compliance with the sentence resulting from of the corruption.

On its side, Consorzio Bancario SIR, with writ of summons to SANPAOLO IMI and Ms. Battistella on 3 June 2006, appealed to the Rome Court of Appeal to revoke the abovementioned sentence of the same court dated 11 September 2001, through which the Consorzio was ordered to reimburse SANPAOLO IMI the amount SANPAOLO paid to Ms. Battistella.

The appeal of the Consorzio is based on the fact that the sentence which was muddied by corruption constitutes false grounds upon which the more recent sentence issued 11 September 2001 was based and, therefore, should be revoked.

SECTION 2 – INSURANCE COMPANIES' RISKS

2.1. Insurance risks

Life branch

The typical risks of a life insurance portfolio can be divided into three main categories of risk: premium risk, life underwriting risk and reserve risk.

Premium risks are protected initially during definition of the technical features and product pricing, and over the life of the instrument by means of periodic checks on the sustainability and profitability (both at product level and at the portfolio level, including all of the liabilities). During the definition of a product, profit testing is used, with the objective of measuring profitability and identifying any weaknesses in advance. The issuing of a product requires prior authorization from the Product Committee, whose members include both the managers of the company departments and the General Management, who are presented with the results of the profits tests and sensitivity analyses.

Life underwriting risks arise when an unfavorable trend is recorded in the actual loss ratio compared with the trend estimated when the rate was calculated, and these risks are reflected in the level of reserves. The loss ratio refers not only to actuarial loss, but also financial loss (guaranteed interest rate risk). The Company guards against these risks by means of statistical analysis of the evolution of liabilities in its own contract portfolio, divided by risk type, and through simulations of expected profitability of the assets hedging technical reserves.

Among the risks that require particular attention mention is also made here of the risks connected with hedging of costs. To this end EurizonVita has developed a detailed analysis model that allows it to analyze costs by product macrocategory and by life cycle of the product itself. This tool, which is shared by several departments of the Company (such as Administration, Management Control and Actuary), is used to monitor costs, the correct rating and the sustainability of the reserves.

Reserve risk is guarded against through the exact calculation of mathematical reserves, with a series of detailed checks (for example, checking that all the variables required for the calculation such as yields, quotations, technical foundations, parameters for the supplementary reserves, and recalculation of the value of single contracts are correctly saved in the system) as well as overall verifications, by comparing results with the estimates produced on a monthly basis. Specific attention is paid to checking the correct assumption of contracts, by checking the relative portfolio against the reconstruction of movements during the period, divided by purpose, and checking the consistency of the amounts settled compared with the movements of reserves.

The financial area and yield guarantees are also highly important in defining risks. In the tables below, the structure of the mathematical reserves is shown by expiry date, and the structure of the guaranteed minimum yield (including 40 million euro in reserves for infra-group policies).

Table 1

Detail of mathematical reserves of life branch: maturity	Amount (thousands of euro)	(%)
up to 1 year	3,001,358	13.7
1 to 5 years	10,785,994	49.3
6 to 10 years	3,837,140	17.6
11 to 20 years	2,157,765	9.9
beyond 20 years	2,077,295	9.5
Total	**21,859,552**	**100**

Over 60% of the portfolio has expiry dates which do not exceed five years, the rest is mainly represented by supplementary pension contracts.

Table 2

Break-down of risk concentration by type of guarantee	Premiums (thousands of euro)	(%)	Total Reserves (thousands of euro)	(%)
Insurance and investment products with guarantee annual yield				
0%-1%	-	-	170,310	0.8
from 1% to 3%	2,143,210	76.2	10,005,644	44.6
from 3% to 5%	399,804	14.2	8,357,078	37.2
Insurance products	270,381	9.6	3,683,724	16.4
Shadow reserve	-	-	235,624	1.0
Total	**2,813,395**	**100.0**	**22,452,380**	**100.0**

In this regard, in order to better monitor all risks (actuarial and financial), EurizonVita uses a tool for simulating assets and liabilities, named FAP (Financial Analysis Program), with the objective of measuring value and risk. The FAP is a dynamic model capable of making forecasts of stochastically-generated economic scenarios, simulating the evolution of the value of assets and liabilities based on the technical features of the products, the simulated trend in significant financial variables and a management rule which guides investments and disinvestments. This model measures the capital required to cover actuarial and financial risk factors. Among the former, the FAP models risks deriving from the dynamics of an extreme surrendering of policies, from sharp changes in mortality and longevity, and from pressure on costs; among the latter, the FAP takes into consideration scenarios of stress over year-long time spans on interest rates, on credit spread and on stock market trends.

The mathematical reserves are calculated on almost the entire portfolio, on a contract-by-contract basis, and the methodology used to determine the reserves takes account of all the future commitments of the company.

Casualty branch

Regarding the assumption of risk, the policies are checked at the time of purchase, using an automatic system which checks the parameters for assumption associated with the tariff of reference to verify the correspondence of the portfolio with the technical and rate settings agreed with the sales network.

The check not only concerns the form but also the substance and, in particular, allows for verification of the exposure in terms of capital – limits of liability.

Subsequently, statistical checks are carried out, to verify potentially anomalous situations (such as concentration by area or by type of risk), and to keep under control accumulation at the level of individual persons (with particular reference to policies that provide cover in the accident and sickness branches). This is also carried out in order to provide suitable indications of the portfolio characteristics to the group's reinsurance office in order to prepare the annual reinsurance plan.

Risk concentration factors

Among the risk concentration factors used for calculating the rates, with specific reference to the Motor TPL and Illness branches, the table below shows the break-down of premiums for each Italian region.

Risk concentration factors *(in thousands of euro)*

Regions	Premiums
PIEDMONT	68,737
VAL D'AOSTA	210
LIGURIA	942
LOMBARDY	6,076
TRENTINO ALTO ADIGE	79
VENETO	1,418
FRIULI VENEZIA GIULIA	356
EMILIA ROMAGNA	1,390
MARCHE	271
TUSCANY	1,011
UMBRIA	161
LAZIO	13,688
CAMPANIA	2,175
ABRUZZO	331
MOLISE	115
PUGLIA	759
BASILICATA	103
CALABRIA	374
SICILY	728
SARDINIA	274
TOTAL	99,199

The concentration of premiums in the Piedmont region is due to the presence of a significant portfolio of collective subscription policies, contracted by the banks in the Intesa Sanpaolo Group, to hedge insolvency risks for loans linked to financing (Credit Personal Insurance) disbursed by the former SANPAOLO IMI branches.

The weight of premiums in the Lazio region is influenced by a similar presence of collective subscription policies subscribed through Poste Italiane with headquarters in Rome.

In terms of other Casualty products, risks are distributed homogeneously throughout the area in proportion to population density.

Loss development by generation

The tables below summarize the estimate of claims reserves as at 31/12/2006 for the short-term (to be dismantled within the following 12 months) and long-term (to be dismantled beyond the following 12 months).

Estimated use of claims reserve (in thousands of euro)

Branches	< 12 months	> 12 months
Accident	3,793	3,493
Sickness	8,383	7,185
Land vehicles	1,432	212
Fire	1,293	300
General civil liability	2,009	6,248

The estimated use of reserves at the end of the year is calculated based on observations of the development of the reserves over the four previous years, and reflects the average claims management time for the various branches, consistent with the time required for assessment of the various types of damages covered by the guarantees provided in the policies.

Development of Casualty Branch Reserves (in thousands of euro)

Year of generation/event	2002	2003	2004	2005	2006	Total
Reserve amount:						
as at 31/12 generation year N	11,723	9,433	9,084	10,875	15,650	-
as at 31/12 year N+1	3,130	2,287	2,126	5,693	-	-
as at 31/12 year N+2	1,167	713	662	-	-	-
as at 31/12 year N+3	517	601	-	-	-	-
as at 31/12 year N+4	397	-	-	-	-	-
Total claims paid	**13,261**	**8,511**	**9,339**	**11,441**	**8,867**	-
Claims reserve booked as at 31/12/2006	**397**	**601**	**662**	**5,693**	**17,701**	**25,054**
Final claims reserve previous years	-	-	-	-	-	**9,294**
Total claims reserve booked as at 31/12/2006	-	-	-	-	-	**34,348**

2.2 Financial risks

QUALITATIVE INFORMATION

Insurance risks are generated from profit life policies and index-linked and unit-linked policies. The former offer the insured, apart from participation in the profit from the fund management, a minimum guaranteed level and therefore generate proprietary financial and credit risks for the insurance company, risks that are linked to the characteristics of the investment portfolio with regard to the commitments made to the insured. Index-linked and unit-linked policies, which usually do not present direct risks, are in any case monitored with regard to reputation risks.

In line with the growing focus in the insurance sector on the issues of value, risk and capital over the last two years, Eurizon has launched a series of initiatives with the objective of both strengthening risk governance and managing and controlling risk-based capital.

In order to manage and control value and risk, in the first half of 2006, the Company completed Phase 1 of the aforementioned FAP (Financial Analysis Program) project, and initiated Phase 2.

As regards assets, the Company has taken on an Investment Policy that defines the goals and the limits that are needed to distinguish the investments of the separately managed accounts in terms of asset allocation, long-term investments, credit risk, concentration risk and market risk. For investments against free capital, there are specific limits in terms of VaR over a time-frame of one year and with a confidence level of 99%.

QUANTITATIVE INFORMATION

As at 31 December 2006, the company's investment portfolios in the insurance segment at book value amounted to 48,022 million euro. Of these, the share regarding profit life policies and free capital (investments with proprietary risk for the Company or "Class C portfolio") amounted to 20,555 million euro, while the residual amount (27,467 million euro), mostly comprises investments in index- and unit-linked policies.

Considering the various types of risks, the analysis of investment portfolios, set forth below, concentrates on the assets included in the "at-risk portfolio". In terms of break-down by asset class, at the end of 2006, 92.4% of assets, equal to 18,988.5 million euro, was comprised of bonds, while the share subject to equity price risk amounts to 7.4%, equal to 1,516.7 million euro. The fair value of derivatives amounted to -20.1 million euro, of which -8.6 million euro regards derivatives used for effective management, whilst the rest regards hedging derivatives.

The break-down of the bond component by maturity shows 1.6% short-term (less than one year, 44.3% medium-term, and 54.1% long-term (beyond five years). Concentration on medium-/long-term maturities is the result of an Investment Policy which aims at keeping low levels of mismatch between assets under separate management and the corresponding commitments to customers.

The bond component of the portfolio has an average financial duration of 4.53 years. Portfolio management makes use of hedging derivatives which are also activated based on the forecast of future market trends. The synthetic duration of the financial asset portfolio hedging reserves, taking into account hedging derivatives, is 2.97 years. Reserves regarding assets under separate management have a duration of 5.28 years.

The investment portfolio has an extremely high credit quality: as is clear from the table below, the bond assets with very high ratings (AAA/AA) comprise more than 80% of total investments, while a further 7.6% have ratings of A. The securities in the low investment grade area (BBB) comprise 2.5%, while the share of speculative grade or unrated securities is insignificant.

Break-down of financial assets by issuer rating	Book value (thousands of euro)	(%)
AAA / AA-	16,892,155	82.38
A+ / A-	1,566,319	7.64
BBB+ / BBB-	501,370	2.45
Speculative grade	26,956	0.13
Without rating	1,669	0.01
Equities or similar capital securities	1,516,680	7.40
Total	**20,505,149**	**100.00**

The high level of credit quality also emerges from the break-down by issuer/counterparty: securities issued by governments and central banks represent 76% of the total, while financial companies (mainly banks) contribute approximately 10% of the exposure.

Break-down of financial assets by type of issuer	Book value (thousands of euro)	(%)
Debt or similar securities		
Governments and central banks	15,613,824	76.15
Other public entities	689,687	3.36
Financial companies	2,082,617	10.16
Insurance companies	12,269	0.06
Non financial companies and others	590,072	2.88
Equities or similar capital securities		
Financial companies	417,769	2.04
Insurance companies	249,322	1.22
Non financial companies and others	849,589	4.14
Total	**20,505,149**	**100.00**

At the end of the period, free capital investments amounted to 1.162 million euro (book value) and a Value at Risk of 22.5 million euro, with a confidence interval of 99% and a holding period of 10 days.

Financial derivative instruments

Financial derivative instruments are used, consistent with the guidelines set by the specific framework resolution, to hedge financial risks of the investment portfolio or for the purpose of effective management.

The table below sets forth the fair value of financial derivatives at the end of 2006.

Market value *(in thousands of euro)*

Type of underlying	Debt securities and interest rates		Equities and equity indices		Exchange rates		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
Effective management derivatives	-	-8,614	-	-	-	-	-	-8,614
Hedging derivatives	-	-11,500	-	-	-	-	-	-11,500
Total	-	-20,114	-	-	-	-	-	-20,114

SECTION 3 – OTHER COMPANIES RISKS

At 31 December 2006 the SANPAOLO IMI Group did not hold any such items.

Part F – Information on consolidated shareholders' equity

SECTION 1 – CONSOLIDATED SHAREHOLDERS' EQUITY

A. Qualitative information

The consolidated shareholders' equity represents the equity owned by the Group and is made up of all those elements which are not included in the definition of assets or liabilities according to the measurement and quantification methods defined by the international accounting standards.

As regards the management of the economic capital, the average absorbed capital was assigned to the single Business Sectors (Banking, Savings and Assurance, Central Functions) which form the organizational structure of the SANPAOLO IMI Group in 2006, on the basis of the current risks (credit, market and operative) measured according to the VaR approach. Those risks were entirely covered with tier 1 capital. The only exception is Banca Fideuram, operating in the sector of Savings and Assurance, for which the exact end of period book value of the shareholders' equity (excluding the profit of the period) was taken as reference as it was a listed company at 31 December 2006.

In particular, the Group's policy of capital management until 2006 aimed at prompt recapitalization of subsidiaries according to specific operative requirements, in compliance with the company's practice which requires that the maximum dividend possible be distributed by the Group's companies.

As regards the insurance companies, being part of the Group and operating in the life and/or casualty branches, in compliance with provisions set in the Insurance Code as per D.Lgs. no. 209 of 7 September 2005, such companies must ensure that the company has sufficient own equity to guarantee solvency with respect to the commitments taken towards customers.

These requirements are audited through the calculation of the solvency margin (identified as "corrected" if calculated at consolidation level) which compares the equity at the company's disposal (capital, equity reserves, subordinated loans within the preset limits and characteristics, in addition to other integrative elements submitted to the approval of the Regulatory Authority), which contribute to quantifying the available margin, with the company's undertakings (required margin). The amount of such margin is determined on the basis of preset ratios between premiums collected or claims paid (flow data) and the size of technical reserves at year end (stock data).

Under the management profile, the company constantly monitors the presence of minimum capitalization requirements set by regulations in force, by evaluating the trend in the required margin with respect to the development of the portfolio, in order to calibrate its insurance products in the most suitable way and manage its equity availability also considering its consistency with the regulatory requirements.

B. Quantitative information

The composition and amount of the Group's and its components' equity is shown in Section 15 of the Liabilities – GROUP EQUITY.

SECTION 2 – REGULATORY CAPITAL AND SOLVENCY RATIOS

2.1 Scope of application of the regulations

The concept of risk capital was introduced by the Basel Committee in 1988 and the European guidelines, aiming at limiting the insolvency risk of financial brokers, are indicated in the EU Directive 2000/12/EEC.

According to EU instructions, in 1992 the Bank of Italy established that the capital adequacy of a bank should be evaluated according to the ratio between regulatory capital and the total of the weighted risk assets. In particular, the regulatory capital, composed of tier 1 capital and tier 2 capital, must not be lower, on a consolidated basis, than 8% of weighted risk assets.

2.2 Regulatory capital

A. Qualitative information

1. Tier 1 capital

The paid-up capital, reserves and innovative equity securities, such as preferred shares, are top-quality capital elements. The total of such elements, after deduction of own shares or quotas, of intangible assets, as well as of losses recorded in previous and current years, form the tier 1 capital. Innovative equity securities can be included in tier 1, for up to 15% of the total of tier 1 capital. The possible surplus can be assigned to the tier 2 capital and can be classified among the hybrid capitalization instruments.

2. Tier 2 capital

The revaluation reserves, the hybrid instruments and subordinated liabilities usually form the tier 2 capital elements. The amount of tier 2 capital must not be greater than tier 1 capital and certain elements included in tier 2 cannot be greater than a specified amount: subordinated liabilities, for example, cannot exceed 50% of tier 1.

The solvency ratio must be calculated on the basis of the amount of tier 1 capital and tier 2 capital, net of shareholdings in banks and in financial and insurance companies, innovative equity securities, hybrid instruments, and subordinated loans granted to the same entities.

In order to evaluate the capital adequacy, the capital of the bank must be calculated in relation to the amount of weighted assets for its own risk. Therefore, the various asset categories are weighted by granting one of the following risk percentages: 0%, 20%, 50%, 100% and 200%.

Moreover, starting from 31 December 2005, the composition and amount of regulatory capital are determined through the application of the "regulations on prudential filters". This regulation is intended to govern the effects of the introduction of the IAS/IFRS on the size and quality of regulatory capital, mitigating the potential volatility arising from the application of the new accounting standards. In April 2006, the Bank of Italy definitively applied the aforementioned regulations, updating the provisions set forth in Circular no. 155/1991 regarding the notifications on regulatory capital and prudential ratios. Moreover, these regulations also adopted D.Lgs. no. 142/2005 regarding financial conglomerates, introducing the deduction from regulatory capital of shareholdings in insurance companies and insurance holdings, as well as subordinated loans connected to such companies.

The approach recommended by the Basel Committee and by CEBS, included in instructions given by the Bank of Italy, broadly states that, for activities differing from trading, capital losses from valuation at fair value of tier 1 capital should be deducted line by line, and capital gains from the fair value valuation in tier 2 capital should be partially calculated (i.e. the asymmetric approach).

The regulatory capital as at 31 December 2006 was calculated in compliance with the specific provisions issued by the Regulatory Body, applying, among others, the following general principles.

- Available-for-sale financial assets: for the "debt securities" and "equities" portfolios, the accumulated net capital losses were deducted line by line from tier 1 capital and the net capital gain was included at 50% in tier 2 capital. The valuation effects of loans were not included in the calculation of the regulatory capital, while depreciation deriving from impairment in the creditworthiness of the debtor/issuer was deducted from tier 1 capital.
- Real estate and works of art: capital gains deriving from the adjustment of costs, recorded during the first implementation of IAS/IFRS, were calculated entirely within tier 2 capital.
- Fair Value Option: capital losses and capital gains were calculated entirely within the tier 1 capital. Furthermore, potential capital losses or capital gains deriving from the adjustment of the creditworthiness of the issuer of securities placed with customers were excluded from the calculation of tier 1 capital.
- Commitments for forward purchase of own capital instruments or subsidiaries: capital resources which were the subject of a subscription for forward purchase which involve the Group's immediate assumption of its own company risk were deducted from the regulatory capital. Conversely, if they do not involve an immediate risk assumption, they are included in the calculation of the regulatory capital in relation to the contractual duration of the operation.

Furthermore, according to instructions of the Bank of Italy, shareholdings in insurance companies, subordinated assets in portfolio issued by consolidated insurance companies as well as investments in Bank of Italy capital were deducted from the regulatory capital of the banking group according to the specific treatment required.

Moreover, with specific reference to the treatment of companies within the Savings and Assurance Business Division, ISVAP has identified the subsidiary Eurizon Financial Group S.p.A. as an insurance holding company pursuant to the Insurance Code. Application of the abovementioned regulations would imply the obligation of the integral deduction from consolidated tier 1 and tier 2 capital of the banking group of the subsidiaries Banca Fideuram and Eurizon Capital SGR (former Sanpaolo IMI Asset Management SGR) as they are controlled by Eurizon Financial Group, despite Eurizon and the two companies being ascribed to the SANPAOLO IMI banking group and sharing with the Parent Bank the nature of risks and the same Regulatory Body.

In light of the regulatory framework, which is currently being adjusted by the two Regulatory Authorities, and on the basis of the methodological considerations which have been shared with the Bank of Italy, but not yet definitively implemented, the Group consolidated regulatory capital as at 31 December 2006 was calculated by reassigning the contribution attributable to Banca Fideuram and Eurizon Capital SGR to the banking business.

With regard to the scope and methods of consolidation, the following differences were found between the area of application of the rules for regulatory capital and the application of the regulations governing financial statements:
- the companies making up the insurance business are consolidated line by line in order to calculate the net shareholders' equity but are consolidated using the equity method in calculating the regulatory capital;
- Allfunds Bank S.A., accounted for under the equity method in the financial statements, is consolidated proportionally when calculating the regulatory capital.

3. Tier 3 capital

Subordinated loans have been issued, accounted for within tier 3 capital, and fully eligible, net of infra-group operations, for "hedging" market risk.

B. Quantitative information

Break-down of regulatory capital

(€/mil)

	Total as at 31/12/2006	Total as at 31/12/2005
A. Tier 1 capital before application of prudential filters	**11,611**	**11,144**
Prudential filters for tier 1 capital:	226	142
- Positive IAS/IFRS prudential filters	340	348
- Negative IAS/IFRS prudential filters	(114)	(206)
B. Tier 1 capital after application of prudential filters	**11,837**	**11,286**
C. Tier 2 capital before application of prudential filters	**6,213**	**4,857**
Prudential filters for tier 2 capital:	(198)	(137)
- Positive IAS/IFRS prudential filters		
- Negative IAS/IFRS prudential filters	(198)	(137)
D. Tier 2 capital after application of prudential filters	**6,015**	**4,720**
E. Tier 1 and tier 2 capital after application of prudential filters	**17,852**	**16,006**
Items to be deducted from tier 1 and tier 2 capital	(2,766)	(2,308)
F. Regulatory capital	**15,086**	**13,698**

2.3 Adequacy of equity

A. Qualitative information

Details of subordinated loans issued by the Group's banking business as at 31 December 2006 are given below. These amounts, expressed in nominal values and net of infra-group transactions, contributed to the determination of consolidated regulatory capital in compliance with the specific requirements of computability set forth by the Bank of Italy.

	Original currency	Nominal amount as at 31/12/06 (€/mil)	Amount in the original currency (millions)	Interest rate	Issue date	Maturity date	Starting date for application of early redemption of the loan
Preferred shares	EUR	1,000	1,000	up to 10/11/2010: 8.126% p.a. subsequently: 1 year Euribor + 3.5 % p.a.	10/11/2000	not redeemable	10/11/2010
Total innovative equity securities (tier 1)		*1,000*					
Debenture loan	EUR	134	150	5.75% p.a.	15/09/1999	15/09/2009	(*)
Debenture loan	EUR	198	200	6 month Euribor + 0.50% p.a.	01/10/1999	01/10/2009	(*)
Notes	EUR	500	500	6.375% p.a.	06/04/2000	06/04/2010	(*)
Debenture loan	EUR	299	300	5.55% p.a.	31/07/2001	31/07/2008	(*)
Debenture loan	EUR	199	200	5.16% p.a.	02/10/2001	02/10/2008	(*)
Notes	EUR	500	500	up to 28/6/2007 included: 3 month Euribor + 0.49% p.a. subsequently: 3 month Euribor + 1.09% p.a.	28/06/2002	28/06/2012	28/06/2007
Debenture loan	EUR	47	54	up to 15/7/2007: 4.90% p.a. subsequently: 6 month Euribor + 0.76% p.a.	15/07/2002	15/07/2012	15/07/2007
Debenture loan	EUR	127	147	up to 4/12/2007: 4.32% p.a. subsequently: 6 month Euribor + 0.85% p.a.	04/12/2002	04/12/2012	04/12/2007
Notes	EUR	299	300	5.375% p.a.	13/12/2002	13/12/2012	(*)
Notes	EUR	350	350	up to 9/6/2010 excluded: 3.75% p.a. subsequently: 3 month Euribor + 1.05% p.a.	09/06/2003	09/06/2015	09/06/2010
Notes	EUR	150	158	up to 1/7/2008 excluded: 6 month Euribor + 0.48% p.a. subsequently: 6 month Euribor + 1.08% p.a.	01/07/2003	01/07/2013	01/07/2008
Notes	EUR	62	75	up to 29/9/2008 excluded: 6 month Euribor + 0.46% p.a. subsequently: 6 month Euribor + 1.06% p.a.	29/09/2003	29/09/2013	29/09/2008
Notes	GBP	246	165	up to 18/3/2019 excluded: 5.625% p.a. subsequently: 3 month Sterling Libor + 1.125% p.a.	18/03/2004	18/03/2024	18/03/2019
Notes	EUR	699	700	up to 28/6/2011 excluded: 3 month Euribor + 0.30% p.a. subsequently: 3 month Euribor + 0.90% p.a.	28/06/2004	28/06/2016	28/06/2011
Debenture loan	EUR	127	134	up to 3/8/2009 excluded: 3.72% p.a. subsequently: 6 month Euribor + 0.60% p.a.	03/08/2004	03/08/2014	03/08/2009
Notes	EUR	500	500	up to 2/3/2015 excluded: 3.75% p.a. subsequently: 3 month Euribor + 0.89% p.a.	02/03/2005	02/03/2020	02/03/2015
Notes	EUR	53	70	up to 10/6/2005 included: 3 month Euribor + 0.40% p.a. subsequently: 3 month Euribor + 1.00% p.a.	10/06/2005	10/06/2015	10/06/2010
Debenture loan	EUR	20	20	up to 1/8/2010 excluded: 2.90% p.a. subsequently: 6 month Euribor + 0.74% p.a.	01/08/2005	01/08/2015	01/08/2010
Notes	EUR	750	750	up to 20/2/2013 excluded: 3 month Euribor + 0.25% p.a. subsequently: 3 month Euribor + 0.85% p.a.	20/02/2006	20/02/2018	20/02/2013
Notes	EUR	500	500	up to 19/4/2011 excluded: 3 month Euribor + 0.20% p.a. subsequently: 3 month Euribor + 0.80% p.a.	19/04/2006	19/04/2016	19/04/2011
Notes	EUR	500	500	up to 26/6/2013 excluded: 4.375% p.a. subsequently: 3 month Euribor + 1.00% p.a.	26/06/2006	26/06/2018	26/06/2013
Total tier 2 subordinated liabilities		**6,260**					
Notes	EUR	50	50	up to 14/11/2004: 1.44289% p.a. subsequently: 1.50% p.a.	26/06/2003	15/11/2007	(*)
Notes	EUR	549	550	3 month Euribor + 0.15% p.a.	20/12/2005	07/01/2008	(*)
Total tier 3 subordinated liabilities		**599**					
Total		**7,859**					

(*) Early redemption of the loan is not provided for.

Tier 2 subordinated loans to be calculated within the regulatory capital at 31 December 2006 amounted to 5,739 million euro.

Preferred securities, which are to be calculated with tier 1 capital, meet the following requirements:
- the securities are not redeemable; any right to reimbursement on the part of the issuer may not be exercised prior to 10 years from issue; reimbursement must be authorized by the Regulatory Body;
- the contract includes the possibility to suspend remuneration of the securities, even partially, whenever in the preceding year the Parent Bank that directly controls the issuing companies has not resolved on the payment of dividends on own shares;
- dividends may not be accumulated over subsequent years;
- in the event of the liquidation of SANPAOLO IMI, holders of securities will be reimbursed only after all other subordinated and non-subordinated creditors have been satisfied.

Tier 2 subordinated loans are not subject to provisions for early redemption, except for those cases expressly governed by the Regulatory Body nor to conditions permitting conversion into capital or other forms of liability. In more detail, these contracts state that:
- early redemption may occur, when foreseen, only upon the initiative of the issuer and with the prior authorization of the Regulatory Body;
- the loan period must not be less than five years; if no maturity is specified, the contract must state that a notice period of at least five years has to be given;
- in the event of the liquidation of the issuer, the debt will be reimbursed only after all other non equally subordinated creditors have been satisfied.

Tier 3 subordinated loans, issued to cover market risks, meet the following conditions:
- the original duration is not less than two years;
- the payment of interest and capital shall be suspended should the capital requirements of SANPAOLO IMI fall below 7% on an individual basis or 8% on a consolidated basis;
- in the event that the Bank is put into liquidation, the loan can only be reimbursed once all other creditors which are not similarly subordinated, have been satisfied.

B. Quantitative information

Details of prudential requirements

(€/mil)

Category/Value	Unweighted amounts		Weighted amounts/requirements	
	31/12/2006	31/12/2005	31/12/2006	31/12/2005
A. RISK ASSETS				
A.1 CREDIT RISK	**242,368**	**212,054**	**155,896**	**136,017**
STANDARD METHOD				
ON-BALANCE SHEET ASSETS				
1. Loans (other than equities and other subordinated assets) to (or secured by):	171,718	148,075	108,276	94,939
1.1 Governments and central banks	38,415	28,279	257	100
1.2 Public entities	10,282	10,162	2,071	2,050
1.3 Banks	20,904	20,779	4,847	4,461
1.4 Other entities (other than residential and non-residential mortgage loans)	102,117	88,855	101,101	88,328
2. Mortgage loans - residential property	27,861	24,603	13,930	12,302
3. Mortgage loans - non-residential property	5	-	2	-
4. Shares, equity shareholdings and subordinated assets	2,689	2,610	2,848	2,740
5. On-balance sheet assets	5,591	5,823	3,747	3,634
OFF-BALANCE SHEET ASSETS				
1. Guarantees and commitments to (or secured by):	34,315	30,630	27,034	22,305
1.1 Governments and central banks	3,790	5,923	3	1
1.2 Public entities	953	1,670	202	334
1.3 Banks	3,593	1,395	850	328
1.4 Other entities (other than residential and non-residential mortgage loans)	25,979	21,642	25,979	21,642
2. Derivative contracts to (or secured by):	189	313	59	97
2.1 Governments and central banks	2	-	-	-
2.2 Public entities	-	-	-	-
2.3 Banks	109	198	21	39
2.4 Other entities (other than residential and non-residential mortgage loans)	78	115	38	58
B. REGULATORY CAPITAL REQUIREMENTS				
B.1 CREDIT RISK	X	X	12,472	10,881
B.2 MARKET RISK			1,115	1,219
1. STANDARD METHOD	X	X	1,115	1,219
of which:				
+ position risk on debt securities	X	X	596	744
+ position risk on equities	X	X	141	134
+ exchange rate risk	X	X	3	19
+ other risks	X	X	375	322
2. INTERNAL MODELS	X	X	-	-
of which:				
+ position risk on debt securities	X	X	X	X
+ position risk on equities	X	X	X	X
+ exchange rate risk	X	X	X	X
B.3 OTHER REGULATORY REQUIREMENTS	X	X	21	23
B.4 TOTAL REGULATORY REQUIREMENTS (B1+B2+B3)	X	X	13,608	12,123
C. RISK ASSETS AND REGULATORY RATIOS				
C.1 Risk-weighted assets	X	X	170,096	151,542
C.2 Tier 1 capital/Weighted risk assets (Tier 1 capital ratio)	X	X	7.0%	7.4%
C.3 Regulatory capital/Weighted risk assets (Total capital ratio)	X	X	9.2%	9.4%

Part G – Business combinations concerning companies or business branches

SECTION 1 – OPERATIONS CARRIED OUT DURING THE YEAR

During 2006, the Group carried out several business combination operations mainly regarding the acquisition of majority shares in foreign banks.

1.1 Business combinations

(€/mil)

Company name	Date of transaction (a)	Cost of transaction (b)	% interest (c)	Net interest and other banking income (d)	Net profit (loss) for the year (e)	Net profit (loss) at the date of acquisition (f)
1. Banca Italo Albanese	10/5/2006	35	80%	(1)	(4)	1
2. Panonska Banka	24/11/2006	122	87.39%	10	-	-
3. Bank of Alexandria	12/12/2006	1,271	80%	31	24	-
4. Cassa dei Risparmi di Forlì	28/12/2006	-	38.25%	123	13	-

(a) Date of transaction is intended as the effective date of acquisition of control.
(b) Cost includes ancillary charges
(c) Percentage of share acquired with voting rights at ordinary shareholders' meeting (cf. Explanatory Notes, Part A - Scope of Consolidation).
(d) Net interest and other banking income (caption 120 of the statement of income) for all 2006.
(e) Profit/loss recorded by the investee company for all 2006.
(f) Profit/loss recorded by the investee company after the date of acquisition, included in the Group's results.

1.2 Other information on business combinations

1.2.1 Annual changes in goodwill

As set forth in the table, the acquisition operations carried out during the year led to the recording of goodwill for a total of 1,267 million euro; the most significant part of this goodwill can be attributed to the acquisition of control of the Bank of Alexandria (1,044 million euro).

For the purpose of carrying out impairment tests, the goodwill arising during the year and that already recorded in the financial statements has been allocated to the business segments as illustrated below:

(€/mil)

	31/12/2006	31/12/2005
Banking	**1,994**	**727**
Bank of Alexandria	1,044	-
Banco di Napoli	636	636
Panonska Banka	95	-
Cassa dei Risparmi di Forlì	90	-
Banka Koper	57	57
Banca Italo Albanese	38	-
Gruppo Cardine	11	11
Inter-Europa Bank	5	5
Banca Popolare dell'Adriatico	4	4
IMI Investimenti (former Sanpaolo IMI Private Equity)	7	7
Other	7	7
Savings and Assurance	**29**	**29**
Noricum	24	24
Eptaconcors	5	5
Total	**2,023**	**756**

1.2.2 Other information

The book values, determined in compliance with the IFRS immediately prior to the business combination, and the fair values of the companies acquired are set forth below.

(€/mil)

Assets/Liabilities	Book value				Fair Value			
	Banca Italo Albanese	Panonska Banca	Bank of Alexandria	Cassa dei Risparmi di Forlì	Banca Italo Albanese	Panonska Banca	Bank of Alexandria	Cassa dei Risparmi di Forlì
Assets								
Financial assets	56	43	989	46	56	43	989	46
Loans to banks	59	28	1,944	361	59	28	1,944	361
Loans to customers	27	117	1,170	2,613	27	117	1,170	2,698
Equity shareholdings	-	-	-	-	-	-	-	-
Tangible assets	3	11	69	59	3	11	69	59
Intangible assets	-	-	-	-	-	-	-	-
Other assets	2	4	109	51	2	4	109	51
Total assets	**147**	**203**	**4,281**	**3,130**	**147**	**203**	**4,281**	**3,215**
Liabilities								
Due to banks	3	26	244	489	3	26	244	488
Due to customers	134	135	3,492	1,129	134	135	3,492	1,129
Securities issued	1	2	-	1,233	1	2	-	1,227
Financial liabilities	-	-	-	3	-	-	-	3
Other liabilities and provisions for risks	2	9	262	62	2	9	262	93
Net shareholders' equity	7	27	227	82	7	27	227	105
Minority interest	-	4	56	132	-	4	56	170
Total liabilities and shareholders' equity	**147**	**203**	**4,281**	**3,130**	**147**	**203**	**4,281**	**3,215**

Banca Italo Albanese

On 10 May 2006, subsequent to the fulfillment of the conditions provided for by the Share Purchase Agreement signed by SANPAOLO IMI, Capitalia, and the Ministry of Finance of the Republic of Albania on 7 December 2005, the transfer of 124 shares in Banca Italo Albanese SH.A., equal to 80% of the share capital, was finalized. The total purchase price amounted to 44.5 million dollars, equivalent to 34.7 million euro at 10 May 2006. No ancillary charges were capitalized.

In conjunction with the finalization of the Share Purchase Agreement, SANPAOLO IMI signed a put and call agreement with the minority shareholder (the EBRD – European Bank for Reconstruction and Development), for the swap of the shares held by the latter, equal to 20% of share capital, to be exercised by 31 January 2009. The exercise price will be determined based on the company's profits and the cash flows paid by the company, compared with three times the net asset value of the same at the transaction date. In any event, the price determined using this method may not be less than 8.7 million dollars.

On 5 July 2006, SANPAOLO IMI signed a contract to cede 3.9% of the Banca Italo Albanese capital to Simest, the Italian company for businesses abroad. The transfer price amounted to 1.7 million euro. Also in this case, put and call agreements were signed for the purchase of the transferred share.

The initial consolidation was carried out using the first available account statements, those as of 30 June 2006, after verifying that the equity and income differences between the accounts at the two dates were irrelevant in terms of the consolidated financial statements. The amount of the price paid which exceeded the book values of the assets and liabilities (already aligned at fair value) was allocated to goodwill, equal to 38 million euro.

Panonska Banka

On 28 July 2006, SANPAOLO IMI signed an agreement for the acquisition of an 87.39% equity shareholding in Panonska Banka from the Serbian Ministry of Finance. This agreement was finalized on 24 November 2006, with the payment of 122 million euro, in addition to 0.5 million euro of ancillary charges. Following the finalization of the agreement, SANPAOLO IMI committed to the launch, within 120 days from the date of closing, undertook the commitment to launch a voluntary public offer on the residual shares under the same conditions envisaged for the purchase of 87.39%. Should the public offer not be authorized because the offer price is lower than the stock market price determined on the basis of the legal requirements, SANPAOLO IMI would be released from any obligation.

The initial consolidation was carried out using the first available account statements, those as of 31 December 2006, after verifying that the equity and income differences between the accounts at the two dates were irrelevant in terms of the consolidated financial statements. The amount of the price paid which exceeded the book values of the assets and liabilities (previously aligned at fair value) was allocated to goodwill, equal to 95 million euro.

Bank of Alexandria

Following the conclusion of the privatization process begun by the Egyptian Ministry of Finance on 17 October 2006, SANPAOLO IMI finalized the acquisition of 80% of the share capital of Bank of Alexandria, the third-largest Egyptian bank. The purchase agreement was signed on 31 October 2006, while payment was made on 8 November 2006, for a total of 1,612.8 million dollars, equal to 1,269.6 euro, to which must be added 1.6 million euro in ancillary charges. The 128 million shares, object of the transaction, were exchanged on 12 December 2006.

The initial consolidation was carried out using the first available account statements, those as of 31 December 2006, after verifying that the equity and income differences between the accounts at the two dates were irrelevant in terms of the consolidated financial statements. The amount of the price paid which exceeded the book values of the assets and liabilities (previously aligned at fair value) was allocated to goodwill, equal to 1,044 million euro.

Cassa dei Risparmi di Forlì

The purchase contract for Cassa dei Risparmi di Forlì S.p.A., executed on 29 November 2000, provides that SANPAOLO IMI transfer to the Fondazione Cassa dei Risparmi di Forlì a put option for a maximum number of ordinary shares representing 51.35% of the share capital, exercisable in several tranches, at the unit price of 8.11 euro per share for the first two tranches and at a price determined with reference to the fair market value for the remaining tranches. On 31 December 2006, Fondazione Cassa dei Risparmi di Forlì had executed the first two tranches, allowing SANPAOLO IMI to obtain a shareholding of 38.25%.

On 28 December 2006, SANPAOLO IMI and Fondazione Cassa dei Risparmi di Forlì expanded the Agreements previously in force which, as a whole, aimed at initiating the process of integrating the Romagna area distribution networks of the SANPAOLO IMI Group and those of Cassa dei Risparmi di Forlì S.p.A., known as the "Romagna Project". This expansion confirmed the aforementioned put option and ensures that SANPAOLO IMI will obtain a shareholding of no less than 51% of the share capital of Cassa.

In the light of the certainty of reaching a controlling shareholding and the progress of the phases of the "Romagna Project", it is considered that the type of SANPAOLO IMI's control over Cassa dei Risparmi di Forlì has changed from "joint control" to "exclusive control". Thus, Cassa dei Risparmi di Forlì has been included in the scope of line-by-line consolidation, and the positive difference in shareholders' equity existing at 28 December 2006, equal to 66 million euro, has been reclassified under goodwill. Thus, the total goodwill has been reclassified. Taking existing options into account, it amounted to 90 million euro.

On 1 March 2007, the Shareholders' Meeting of Cassa dei Risparmi di Forlì S.p.A. formally approved the amendments to the articles of association, following the entrance into the Intesa Sanpaolo Group. Subsequently, the company name was changed to Cassa dei Risparmi di Forlì e della Romagna S.p.A.

Other

For the purpose of completeness, it is noted that the following operations were also executed:

- on 30 September 2006, Eurizon Financial Group finalized the acquisition of 100% of the share capital of the Isyde Group, which is specialized in providing IT services to insurance companies. This group has not been included in the scope of line-by-line consolidation, given its insignificant impact on the consolidated financial statements;
- on 19 December 2006, Banca IMI finalized the acquisition of 50% of the share capital of TLX S.p.A., a company which organizes and manages markets for the trading of financial instruments in relation to investment needs of non-professional investors. The company was evaluated using the equity method.

SECTION 2 – OPERATIONS CARRIED OUT AFTER THE CLOSING OF THE YEAR

2.1 Business combinations

On 28 December, the merger between SANPAOLO IMI and Banca Intesa was completed, with legal, accounting and tax effect from 1 January 2007, and gave rise to the new Intesa Sanpaolo Group. The operation was accounted for according to the rules of IFRS 3 "Business combinations", and identified Banca Intesa as the merging company.

Part H – Transactions with related parties

Transparency procedures

SANPAOLO IMI identified the Bank's related parties and defined a Group procedure for decisions regarding transactions with such parties, aimed at establishing specific competencies and responsibilities, as well as showing the information flows between the Bank structures and its direct and indirect subsidiaries.

Under the procedure, and in line with the provisions of the Disciplinary Code, transactions with related parties deemed significant on the basis of analytical thresholds, depending on the type of transaction and counterparty, and reported to the Parent Bank were resolved on by the Board of Directors, following examination by the Technical Audit Committee. According to this procedure the significant transactions undertaken by the subsidiaries with the Parent Bank's related parties were resolved upon by the Board of Directors of the subsidiary company, which had to submit the proposal in advance to ensure its conformity with the Parent Bank.

In addition to observing the specific decision-making procedure, the Parent Bank structures and the subsidiaries which initiated transactions with related parties had to submit a quarterly report so that the Bank could fulfill the obligations of art. 150 of D.Lgs. 58/1998 (on the subject of reporting to the Board of Statutory Auditors) and had to fulfill the immediate or periodic reporting requirements in relation to the market. In particular, the market was advised of transactions that were individually significant pursuant to art. 71 bis of Consob Resolution 11971 of 14 May 1999.

The preliminary stage of the transactions to be undertaken with related parties followed the same process as granting loans reserved for other non-related parties with the same credit rating. Infra-group financing was subject to specific limits, in order to comply with the supervisory regulations of the Bank of Italy.

With regard to transactions with entities that carried out functions of management, administration and control of the Bank, in addition to the application of art. 2391 of the Italian Civil Code, the special regulations on the obligations of banking representatives set forth in art. 136 of D.Lgs. no. 385/1993 and the Surveillance Instructions (Consolidated Banking Law) also applied; they required, in any case, the prior unanimous approval by the Board of Directors, and the unanimous approval of the Board of Statutory Auditors. Those who carried out administrative, management and control functions at Group banks or companies could not undertake obligations or acts of buying or selling, directly or indirectly, with the relevant company, or undertake financial transactions with another Group company or bank without a decision by the appropriate bodies of the contracting company or bank, taken as set forth above. In these cases, furthermore, the obligation or act had to have the approval of the Parent Bank issued by the Board of Directors.

1. Information on remuneration of directors and executives

Given the organizational structure in 2006, and pursuant to IAS 24, the Bank decided to include within "executives with strategic responsibilities" (hereafter "Key Managers") Directors, Statutory Auditors, the General Manager of the Parent Bank, the Managers of the Divisions and central structures of the Parent Bank reporting directly to the Managing Director or General Manager, as well as the Manager of the Savings and Assurance business sector due to its particular importance at the consolidated level.

Below are the principal benefits recognized by the group to the Key Managers under the various forms summarized in the table.

(€/mil)

	2006	2005
Short-term benefits (1) (2)	31	23
Post-retirement benefits (3)	1	1
Other long-term benefits (4)	-	-
Employee termination indemnity (5)	4	1
Stock option plans (6)	4	1
Other remuneration (7)	1	1
Total remuneration paid to executives with strategic responsibilities	**41**	**27**

(1) Includes fixed and variable fees of directors that may be assimilated with cost of work and with social security charges paid by the company for its employees.
(2) The figure relating to last year's fees is not comparable on a consistent basis with that for 2006: the structural reorganization of SANPAOLO IMI in the second half of 2005 led to changes in the group of Key Managers, impacting the total amount of short-term benefits only for the last 6 months of 2005.
(3) Includes company contribution to pension funds and allocation to employee termination indemnity pursuant to legislation and company regulations.
(4) Includes estimate of allocations for length of service awards for employees.
(5) Includes fees paid for early retirement incentive.
(6) Includes cost for stock option plans determined on the basis of IFRS 2 criteria and charged to the statement of income for the year.
(7) Refers to compensation paid to members of the Board of Auditors.

The break-down of remuneration to Directors, Auditors and the General Manager, and, in aggregate form, to Key Managers (Art. 78 of Consob Resolution 11971/99) in addition to the stock option plan for Directors, General Managers and Key Managers, is shown in Part H of the Explanatory Notes to the Parent Bank Financial Statements.

The shares in the Parent Bank and the subsidiaries held by the Directors, Statutory Auditors, General Manager of the Parent Bank and Key Managers as well as other entities pursuant to clause 79 of Consob Resolution 11971/99, are detailed in the table set out in Part H of the Explanatory Notes to the Parent Bank financial statements.

2. Information on transactions with related parties

2.1 Transactions of atypical and/or unusual nature

In 2006, no transactions of "atypical or unusual nature" were carried out by the Group, the relevance/importance of which might give rise to doubts with regard to the safety of the net shareholders' equity or the protection of minority interests, either with related parties or with persons other than related parties.

2.2 Transactions of ordinary or recurrent nature

Ordinary or usual transactions entered into with related parties fall within the scope of the Group's ordinary activities and are usually entered into at market conditions, based on valuations of mutual economic convenience, in line with the internal procedures mentioned above. Transactions with infra-Group related parties, as they are not part of the consolidated financial statements, are not included in this report.

Receivable and payable balances with related parties at 31 December 2006, within the consolidated accounts, amount to a total that is insignificant compared to the size of the Group's equity. The weight of income and charges with related parties on consolidated management is equally insignificant.

In 2006 there were no provisions for doubtful loans related to balances in existence with related parties and no losses registered in the year in connection with uncollectable or doubtful loans due from related parties. Furthermore, provisions for risks and charges include the provisions made against any outstanding or probable disputes.

The following tables report the weight of transactions with related parties, as classified by IAS 24, on the balance sheet situation and economic results of the Group.

	31/12/2006	
	Amount (€/mil)	Impact
Total financial assets	1,494	0.5%
Total other assets	3	0.0%
Total financial liabilities	1,076	0.5%
Total other liabilities	1	0.0%

	2006	
	Amount (€/mil)	Impact
Total interest income	55	0.6%
Total interest expense	(35)	0.7%
Total commission income	11	0.3%
Total commission expense	-	0.0%
Total operating costs	(81)	1.6%

Below are the principal terms of reference of the operations of each category of related party, on the basis of the entities indicated in IAS 24, net of infra-group operations; the paragraph above has information on payments to directors and management.

2.2.1 Transactions with shareholders

Being connected to the ownership structure of SANPAOLO IMI and to the shareholders' agreements entered into on 21 April 2004, while excluding a check, even joint, on the individual shareholders that were parties to those agreements, nonetheless, opting for maximum transparency, the parties to those agreements were included in the list of related parties, as it was not possible to exclude the reconstruction of a position of "significant influence" on the Bank involving those parties. This resulted in the inclusion of entities that exercise control on the important shareholders as well as, with reference to the investment relationships of the important shareholders, the parties controlled by the significant shareholders since they are subject to their direction, when they make any significant transactions.

The transactions with those shareholders fall under the Group's ordinary activity and are entered into at the same market conditions applied to other non-related parties enjoying the same credit rating.

The following table summarizes the relationships with Shareholders at 31 December 2006 and the economic effects of the transactions undertaken during the year.

(€/mil)

Shareholders	31/12/2006	31/12/2005
Total financial assets	490	132
Total other assets	-	-
Total financial liabilities	592	126
Total other liabilities	-	-
Total guarantees granted	105	==
Total commitments	154	==
Total interest income	18	3
Total interest expense	(22)	(3)
Total commission income	2	-
Total commission expense	-	-
Total operating costs	-	-
Total adjustments to financial assets	-	-
Total other revenues	6	-
Total other costs	(1)	-

2.2.2 Transactions with Key Managers

The relations between the SANPAOLO IMI Group and Key Managers occur within the normal activities of the Group and are entered into by applying, where appropriate, the agreements made available to all employees, and maintaining complete transparency; or, in relation to independent representatives with whom there is a fixed-term contract in place, applying the conditions available to consultants of the same standing, in full observance of the relevant laws.

The following table summarizes the relationships in place at 31 December 2006 with Key Managers, and the economic effects of the financial period, including what is set out in the previous chapter on the payments to directors and managers.

(€/mil)

Key Managers (1)	31/12/2006	31/12/2005
Total financial assets	1	1
Total other assets	-	-
Total financial liabilities	3	6
Total other liabilities	-	-
Total guarantees granted	-	==
Total commitments	-	==
Total interest income	-	-
Total interest expense	-	-
Total commission income	-	-
Total commission expense	-	-
Total operating costs	(41)	(27)
Total adjustments to financial assets	-	-
Total other revenues	-	-
Total other costs	-	-

(1) The figure for operating costs for the last year cannot be compared homogeneously with that for 2006 because of the reorgnization of the SANPAOLO IMI structure in the second half of 2005 which led to a broadening of the pool of Key Managers.

2.2.3 Transactions with subsidiaries not consolidated line-by-line

It should be noted that transactions with subsidiaries not consolidated line-by-line are attributable to the ordinary internal operations of a multifunctional banking company.

(€/mil)

Subsidiary companies not consolidated line-by-line	31/12/2006	31/12/2005
Total financial assets	28	40
Total other assets	-	5
Total financial liabilities	25	6
Total other liabilities	-	-
Total guarantees granted	-	==
Total commitments	1	==
Total interest income	2	2
Total interest expense	-	-
Total commission income	-	-
Total commission expense	-	-
Total operating costs	-	-
Total adjustments to financial assets	-	-
Total other revenues	2	-
Total other costs	-	-

For the purpose of completeness, 450 million euro in loans (not included in the above table) in relation to Società per la gestione di attività (SGA), over which the Bank does not exercise control, though it is wholly-owned, as the shares held were pledged with voting rights to the Italian Treasury, should be mentioned. Furthermore, there are debts of 129 million euro due to Isveimer and 15 million euro to Sga (not included in the table).

The list of the non-consolidated companies and of the companies subject to significant influence as at 31 December 2006 is given in the Explanatory Notes to the Consolidated Financial Statements (Part B – Section 10).

2.2.4 Transactions with associated companies

It should be noted that transactions with associated companies are attributable to the ordinary internal operations of a multifunctional banking company.

(€/mil)

Associated companies	31/12/2006	31/12/2005
Total financial assets	960	756
Total other assets	3	-
Total financial liabilities	180	117
Total other liabilities	1	-
Total guarantees granted	414	==
Total commitments	195	==
Total interest income	34	20
Total interest expense	(9)	(4)
Total commission income	9	1
Total commission expense	-	-
Total operating costs	(2)	-
Total other revenues	30	-
Total other costs	(16)	-

2.2.5 Transactions with joint ventures

At 31 December 2006 there were no significant relations with joint venture companies nor were there significant economic effects relating to these entities.

2.2.6 Transactions with other related parties

The following table summarizes the relationships with other related parties.

(€/mil)

Other related parties	31/12/2006	31/12/2005
Total financial assets	15	591
Total other assets	-	-
Total financial liabilities	276	626
Total other liabilities	-	2
Total guarantees granted	2	==
Total commitments	-	==
Total interest income	1	5
Total interest expense	(4)	(4)
Total commission income	-	-
Total commission expense	-	-
Total operating costs	(38)	(17)
Total adjustments to financial assets	-	-
Total other revenues	-	-
Total other costs	-	-

2.3 Significant transactions

During the year no significant transactions were entered into with related parties.

However, the following are the main transactions concluded in 2006 by the Parent Bank or by subsidiaries with related parties:

- on 8 February 2006 SANPAOLO IMI sold its 2.2% equity shareholding in Aeroporto G. Marconi of Bologna to IMI Investimenti for 3.5 million euro and realized a capital gain of 3.3 million euro. This exchange, which is part of the Group's efforts towards rationalization of its equity shareholding portfolio, was based on criteria of fairness provided for by regulations governing infra-group operations between related parties, with particular reliance on the market multiple method for comparable companies. On 21 December, IMI Investimenti transferred to the associated company Aeroporti Holding S.r.l., for a consideration of 5.2 million euro, the equity shareholding in Aeroporto Guglielmo Marconi of Bologna (AdB), equal to 2.198% of the share capital. This transaction, which resulted in capital gains of 1.2 million euro, is affected by the resolutive condition of the exercise of the pre-emption right by the other shareholders. Before this transfer, IMI Investimenti subscribed a paid capital increase of the company for 0.54 million euro. The transfer was carried out at a unit price per share (8.065 euro) equal to the weighted average of the subscription price of the recent share capital increase (6.0 euro) and the auction price (8.4 euro); the price at which, in July 2006, Aeroporti Holding was awarded 5% of the shareholding of AdB;
- on 25 May 2006, the subsidiary Sanpaolo IMI Internazionale (Spimint) stipulated the extension of an option agreement with Holnet BV (a company within the Santander Group), regarding the 9.9% share held by Holnet in the Hungarian bank Inter-Európa Bank (IEB), controlled by Spimint with a share of 85.86%. The extension specifically involved:
  - a put option, which can be used in June 2006 (now June 2007) by Holnet in relation to Spimint at a price equal to the consideration of the public offer launched by the SANPAOLO IMI Group on the Hungarian bank, increased by the pro-rata share of retained earnings;
  - a call option which can be used in July 2006 (now July 2007) by Spimint in relation to Holnet, at the same strike price.

  The transaction was settled under fairness conditions (the waiver of the pro rata share of profits on the shares subject to the option, as provided by the call, is substantially offset for SANPAOLO IMI, by the benefits deriving from the use of liquidity from alternative financial investments, net of the cost of allocated capital. The terms for the put option are similar).
- on 27 June 2006 SANPAOLO IMI sold its 12.33% equity shareholding in Centro Leasing to Banca CR Firenze S.p.A. for a consideration of 21.2 million euro and realized a capital gain of 6.6 million euro. The operation was finalized under conditions of fairness (the transfer price was equal to the withdrawal price formally approved by the company officers upon its transformation into a bank, determined on the basis of a valuation prepared by an independent expert);
- on 25 July 2006, LDV Holding BV increased its share (9.09%) previously held in Azimut Benetti S.p.A. through the acquisition of an equity shareholding (2.74%) of the associated company Sanpaolo IMI Private Equity Scheme BV – an investment vehicle for the closed-end fund Sanpaolo IMI Private Equity Fund 1 – in which the sub-group Sanpaolo IMI Private Equity holds a share of 43.5%. In the absence of market transactions on this security, the price (23.3 million euro) was equated to a "fair market value" determined based on the 100% valuation of the equity of Azimut at 850 million euro, corresponding to the value resulting from the most recent periodic reports to investors in the Fund, and determined by applying the EVCA principles generally used in the sector for calculating the value of private equity portfolios;
- on 18 September 2006, in line with the duties assigned to Sanpaolo IMI International S.A. as a vehicle for managing foreign minority shareholdings, in execution of Board of Directors' resolution of 4 July, the transfer from the Parent Bank to the Luxemburg subsidiary

of the investments in Ixis Asset Management Group (IAMG, 9.25%) and Ixis Corporate & Investment Bank (ICIB, 2.45%) at a total price of 506 million euro. The transaction was carried out at fair conditions, as certified by the assigned advisor, in line with the valuations of the companies performed in order to transfer the shares held by CNCE to Natlxis, within the process of creating Natlxis (organization created in order to integrate the investment banking activities of Groupe Caisse d'Epargne and Groupe Banque Populaire). This disposal allowed SANPAOLO IMI to realize capital gains totaling 228 million euro. On 17 November 2006, the equity investments in question were transferred to Caisse Nationale des Caisses d'Epargne and to SNC Champion (Banque Populaire Group), in equal measure (50%) at the price of 506 million, in line with the book value. On the same date, Sanpaolo IMI International SA and the two French counterparties, CNCE and SNC Champion, signed an agreement for the purchase of Natlxis shares for a total of 400 million euro, and the partial reinvestment of the revenues deriving from the transfer. The purchase price of the equity shareholding amounted to 19.55 euro per share, calculated within the global public offer which ended on 11 December, with the definitive allocation of the securities. Sanpaolo IMI International entered the capital of Natlxis, with a share of 1.68%, as a stable shareholder as a result of the commitment not to dispose of the shares until 31 March 2008, followed by a commitment, until December 2009, of best effort in carrying out any disinvestment, using methods aimed at minimizing any impact on share performance;

- on 22 December 2006, in line with the above acquisition of equity shareholdings in Azimut Benetti S.p.A., IMI Investimenti finalized the acquisition, from the vehicle company Sanpaolo IMI Private Equity Scheme BV (SIPES), of the remaining assets of the closed-end fund Sanpaolo IMI Private Equity Fund 1 (Fondo SIPEF I), comprising minority shareholdings in the companies Cattleya S.p.A. (9.80%), and Praxis Calcolo S.p.A. (14.23%) for a consideration of 5.8 million euro. In the absence of market transactions on this security, the price was determined based on the fair market value, corresponding to the value resulting from the most recent periodic reports to investors in the Fund. These disposals fall within the process of disinvestment of the assets of the SIPEFI Fund, in view of its nearing liquidation. The last acquisition of this Fund, in January 2007, involved a 12.95% share in Mecaer S.p.A.;
- in December 2006, SANPAOLO IMI recognized to ex-minority shareholders of IMI Investimenti (who, in 2002, acquired their respective share packages for a total shareholding of 49%) the price adjustment set forth in the agreements previously subscribed. The recipients of this adjustments were, among others, the Compagnia di Sanpaolo (30 million euro), Cassa di Risparmio di Firenze (3.7 million euro) and Petrolifera Italo Rumena (1.3 million euro). It should be noted that the price adjustment clause was included in the agreements as IMI Investimenti held an 8% equity shareholding in "Hutchinson 3G Italia" (H3G, now "3 Italia"), a company in the start-up phase for which it was not possible to agree on a shared valuation as of 2002. With the approval of the "3 Italia" Financial Statements 2005, the company valuation procedure set forth in the agreements was initiated. In order to agree on a valuation, the parties used the consulting services of independent advisors. This operation led to the increase of 37.4 million in the value of the equity shareholding in IMI Investimenti in the financial statements of SANPAOLO IMI;
- on 22 December 2006, Cassa di Risparmio di Padova e Rovigo transferred:
  - to Fondazione Cassa di Risparmio di Padova e Rovigo 264 owned works of art at the price of 3.65 million euro, gross of taxes. The transferred works of art were appraised by an external expert in Milan upon the valuation of the Group's art assets;
  - to Auxilia S.p.A. (subsidiary of Fondazione Cassa di Risparmio di Padova e Rovigo) the following real estate: Palazzo del Monte di Pietà in Padova; Palazzo Roncale and a portion of Palazzo Cezza in Rovigo. The consideration paid was determined at 11.75 million euro, in addition to VAT, corresponding to the appraisal value ascertained by the external expert in Milan upon the valuation of the Group's real estate assets.

* * *

For information on the governance of SANPAOLO IMI, as performed during 2006, and the company bodies in office until 31 December 2006, as well as for an illustration of the new governance system (dualistic system) adopted by Intesa Sanpaolo, the merging company of SANPAOLO IMI effective from 1 January 2007, and for the break-down of Company Bodies starting from this date, as well as for the new shareholder structure, see the separate Report on Corporate Governance.

Part I – Payment agreements based on own financial instruments

A. QUALITATIVE INFORMATION

1. Description of payment agreements based on own equity securities

SANPAOLO IMI S.P.A.

Stock options

At the Shareholders' Meeting of 31 July 1998, the shareholders authorized the Board of Directors to implement plans for a stock option program for Group executives, by raising increases in paid capital of up to a maximum amount subsequently defined as 40 million euro, corresponding to 14,285,714 shares.

By virtue of this authorization the Board of Directors resolved the following (in addition to a stock option plan in 1999 and another in 2000):

- on December 18 2001 a stock option plan, assigning 171 Group executives, of which about 40 were employed by subsidiaries, 4,030,000 rights, exercisable after the dividend issue for 2003 and not after 31 March 2006, at a price of 12.7229 euro.

At the Shareholders' Meeting of 30 April 2002, the shareholders renewed the Board of Directors' authorization to implement plans for stock option programs for Group executives, by raising increases in paid capital of up to a maximum amount of 51,440,648 euro, corresponding to 18,371,660 shares.

By virtue of this authorization the Board of Directors:

- on 17 December 2002 launched a new stock option plan, assigning 291 Group executives, of which 77 were employed by subsidiaries, according to the role they occupy, 8,280,000 rights, exercisable after the dividend issue for the 2004 and not after 31 March 2007 (extended to 15 May 2007 by resolution of the Board of Directors on 25 January 2005), at a price of 7.1264 euro;
- On 14 November 2005 launched a new stock option plan, assigning the related rights to 48 executives who cover key positions within the Group and who have a strong influence on the strategic decisions aimed at the achievement of the Industrial Plan objectives and at increasing the value of the Group. The 2006-2008 plan includes the assignment of 9,650,000 rights exercisable after the dividend issue for 2008 and not after April 30, 2012, at an exercise price of 12.3074 euro.

It should also be noted that, on 14 May 2002, the Board of Directors launched a stock option plan for the Chairman and the Managing Directors, for the three-year period 2001-2003, on the basis of the authority granted by the ordinary shareholders' meeting held on 30 April 2002 to use own shares to serve said plan.

The plan envisaged the allocation of 1,650,000 rights (own shares) exercisable, at a price of 12.6244 euro, as from the date of the dividend issue for 2003 and in any event not beyond 15 May 2006. This latter deadline was then extended by a resolution of the Board of Directors on 25 January 2005 (previous deadline 31 March 2006). In this regard, please refer to Part H of the Parent Bank's Explanatory Notes.

Stock granting

In 2002, the Board of Directors approved the first bonus assignment transaction (stock granting) on SANPAOLO IMI shares granted to all the staff of the Parent Bank on the payroll as of 27 June 2002.

In 2003, a second bonus assignment transaction was carried out, granting shares to employees of the Bank. The plan, in which participation was voluntary, was linked to the 2002 Productivity Bonus, disbursed in 2003. The shares were made available from 28 June 2006.

In 2006, a third bonus assignment transaction was carried out, assigning shares to personnel of the Bank with open-ended contracts employed at the date of the promotion of the plan (9 June 2006), linked to the 2005 Productivity Bonus, determined based on the economic and profitability results achieved in 2005, subsequently disbursed in June 2006.

Subscription to the plan was voluntary and covered the gratuitous assignment of SANPAOLO IMI shares (untouchable for three years), to a value linked to the position held at 31 December 2005.

As stipulated in the Plan Regulations, shares have been attributed according to the normal fiscal value (13.7071 euro), equal to the mathematical average of the official share price in the period 27 June - 26 July 2006.

The transaction was concluded at the end of July and ascribed to the 24,246 employees of the Commercial Banks who subscribed to the plan (73% of those with the right to subscribe) some 2.3 million shares, corresponding to a total value of around 32 million euro.

The transaction will be repeated once again in 2007 involving the same voluntary subscription formalities, and will be targeted to all the employees of the former SANPAOLO IMI with open-ended, induction and apprenticeship contracts.

The 2007 plan will be linked with the Productivity Bonus 2006, and will be carried out through the same method of gratuitous assignment of SANPAOLO IMI shares, untouchable for three years, to all employees of the Commercial Banks of the former SANPAOLO IMI Group subscribing to the plan.

BANCA FIDEURAM S.P.A.

Stock options

Regarding the subsidiary Banca Fideuram, the following should be noted.

On 16 December 2003, the Board of Directors approved a stock option program that assigns, to Banca Fideuram Group's Private Bankers, options to buy Banca Fideuram shares, at the ratio of one option per share, at a unit price, reestablished following the split with Fideuram Vita, of 4.43 euro. This program closed in December 2005 and involved the assigning of 2,341,727 Banca Fideuram shares to Private Bankers of that bank and of the subsidiary Sanpaolo Invest.

On 16 March 2005, the Board of Directors approved a new stock option program for the three-year period 2005-2007 in favor of the Private Bankers of Banca Fideuram Group, the main elements of which are given below:
- the plan involves the assigning of options to buy, at the ratio of one share per option, the Bank's own shares which were bought by virtue of the authorizations approved by the Ordinary Shareholders' Meetings. On the basis of calculated estimates, the number of own shares which are destined for the 2005-2007 program has been fixed at around 5-6 million;
- the exercise price of the options for the 2005-2007 program has been established, for all recipients, at 4.074 euro;
- the number of options assigned to each recipient has been determined based on the three-year monetary bonus set forth in the incentive plan 2005-2007; more specifically, the number of options assigned, if multiplied by the exercise price, result in a value equal to 35% of the bonus;
- each recipient of the plan may exercise the options in the period from 1 June 2008 to 23 December 2008, provided that the recipient:
  - has achieved their individual three-year target set for the disbursement of the cash bonus;
  - is still an employee at the date of exercising the options;
- no loans or other incentives are provided for the recipients of the stock option plan.

On 26 July 2006, the Board of Directors of Banca Fideuram resolved to extend the expiry of the incentive plan 2005-2007 to 2008, granting power of attorney to the Managing Director to redefine the terms of the stock option plan.

B. QUANTITATIVE INFORMATION

1. Annual changes

In compliance with the provisions of IFRS 2, the following table gives information on the evolution and details of the stock option programs of SANPAOLO IMI Group for 2005 and 2006.

SANPAOLO IMI S.P.A.

Evolution of stock option plans in 2006

	Number of shares	Average exercise price (€)	Market price (€)
Rights existing as at 1/1/2006	15,305,500	12.2362	13.201 (a)
Rights exercised in 2006 (b)	(5,586,600)	12.1763	-
Rights expired in 2006 (c)	-	-	-
Rights annulled in 2006 (d)	-	-	-
Rights assigned in 2006	-	-	-
Rights existing as at 31/12/2006	9,718,900	12.2707	17.624 (e)
Of which: exercisable as at 31/12/2006 (f)	-	-	-

(a) Official reference price as at 30/12/2005.
(b) Includes the exercise of rights related to the 2001/2003 plan by the former Chairman and Managing Directors that was regulated by the assignment of 1,650,000 own shares.
(c) Concerning rights no longer exercisable following expiry of exercising deadline.
(d) Concerning rights no longer exercisable following termination of employment.
(e) Official reference price as at 29/12/3006.
(f) The exercise of these rights is permitted within specific time periods; 31 December 2006 did not fall within these proscribed periods. At this date, 68,900 rights had already matured to the point where they could be exercised, at a price of 7.1264 euro. The expiry date of these rights is set at May 2007.

Evolution of stock option plans in 2005

	Number of shares	Average exercise price (€)	Market price (€)
Rights existing as at 1/1/2005	16,523,270	10.6955	10.600 (a)
Rights exercised in 2005	(7,694,500)	7.3373	-
Rights expired in 2005 (b)	(3,093,270)	16.4557	-
Rights annulled in 2005 (c)	(80,000)	10.6242	-
Rights assigned in 2005	9,650,000	12.3074	-
Rights existing as at 31/12/2005	15,305,500	12.2362	13.201 (d)
Of which: exercisable as at 31/12/2005	-	-	-

(a) Official reference price as at 30/12/2004.
(b) Concerning rights no longer exercisable following expiry of exercising deadline.
(c) Concerning rights no longer exercisable following termination of employment.
(d) Official reference price as at 30/12/2005.

Break-down of rights by exercise price and residual maturity

Exercise prices (€)	Minimum contractual residual maturity				Total	of which: exercisable as at 31/12/2006	
	May 2004 - March 2006	May 2004 - May 2006 (a)	May 2005 - May 2007 (b)	May 2009 - April 2012		Total	Average contractual residual maturity
12.7229	-	-	-	-	-	-	-
12.6244	-	-	-	-	-	-	-
7.1264	-	-	68,900	-	68,900	-	-
12.3074	-	-	-	9,650,000	9,650,000 (c)	-	-
Total	-	-	68,900	9,650,000	9,718,900	-	-

(a) Original expiry March 2006, deferred to May 2006 by resolution of the Board of Directors on 25 January 2005.
(b) Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on 25 January 2005.
(c) Of which 4,1000,000 rights assigned to Key Managers.

Exercise prices (€)	Minimum contractual residual maturity				Total	of which: exercisable as at 31/12/2005	
	May 2004 - March 2006	May 2004 - May 2006 (a)	May 2005 - May 2007 (b)	May 2009 - April 2012		Total	Average contractual residual maturity
12.7229	3,420,000	-	-	-	3,420,000	-	-
12.6244	-	1,650,000	-	-	1,650,000	-	-
7.1264	-	-	585,500	-	585,500	-	-
12.3074	-	-	-	9,650,000	9,650,000 (c)	-	-
Total	**3,420,000**	**1,650,000**	**585,500**	**9,650,000**	**15,305,500**	-	-

(a) Original expiry March 2006, deferred to May 2006 by resolution of the Board of Directors on 25 January 2005.
(b) Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on 25 January 2005.
(c) Of which 4,700,000 rights assigned to Key Managers.

BANCA FIDEURAM S.P.A.

The table below gives the evolution of the stock option programs of Banca Fideuram in 2006 and 2005.

Evolution of stock option plans in 2006

	31/12/2006		
	Number of options	Average prices	Average expiry
A. Opening balance	**5,626,203**	**4.074**	**June-December 2008**
B. Increases	-	-	X
B.1. New issues	-	-	X
B.2. Other changes	-	-	X
C. Decreases	-	-	X
C1. Annulled	-	-	X
C2. Exercised	-	-	X
C3. Expired	-	-	X
C4. Other changes	-	-	X
D. Closing balance	**5,626,203**	**4.074**	**June-December 2008**
E. Options exercisable at the end of the year	-	-	X

Evolution of stock option plans in 2005

	31/12/2005		
	Number of options	Average prices	Average expiry
A. Opening balance	**3,557,695**	**4.43**	**June-December 2005**
B. Increases	**5,626,203**	**4.074**	X
B.1. New issues	5,626,203	4.074	June-December 2008
B.2. Other changes	-	-	X
C. Decreases	**(3,557,695)**	**4.43**	X
C1. Annulled	-	-	X
C2. Exercised	(2,341,727)	4.43	X
C3. Expired	-	-	X
C4. Other changes	(1,215,968)	4.43	X
D. Closing balance	**5,626,203**	**4.074**	**June-December 2008**
E. Options exercisable at the end of the year	-	-	X

Declaration by the Chief Administrative Officer

I declare that, pursuant to para. 2 art. 154 bis of D.Lgs. 58/98, the Consolidated Financial Statements correspond to the documentary results and the accounting books and entries of the Company.

The Chief Administrative Officer

Bruno Picca





AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the Shareholders of
Intesa Sanpaolo SpA

1. We have audited the consolidated financial statements of Sanpaolo IMI SpA and its subsidiaries (the "Sanpaolo IMI Group"), which comprise the balance sheet, statement of income, statement of recognised income and expense, statement of changes in net shareholders' equity, statement of cash flow and the related explanatory notes as of 31 December 2006. These consolidated financial statements are the responsibility of Intesa Sanpaolo SpA's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. In accordance with those standards and criteria, the audit has been planned and performed to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are reliable. An audit includes examining, on a sample basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The consolidated financial statements present, for comparative purposes, the prior year corresponding figures. As shown in the consolidated explanatory notes, the Directors have reclassified the prior year comparative figures related to the consolidated statement of income in accordance with the provisions of the International Financial Reporting Standard IFRS 5; the prior year consolidated statement of income have been previously audited by us and reference is made to our report dated 11 April 2006. The reclassification process of prior year consolidated statement of income figures and the information presented in the consolidated explanatory notes have been examined by us to provide a basis for our opinion on the consolidated financial statement as of 31 December 2006.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 08136181 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

3 In our opinion, the consolidated financial statements of Sanpaolo IMI SpA as of 31 December 2006 comply with International Financial Reporting Standards as adopted by the European Union, as well as with the Rules issued in compliance with art. 9 of D.Lgs n. 38/2005; accordingly, they give a true and fair view of the financial position, the results of operations, the changes in net shareholders' equity and cash flows of Sanpaolo IMI Group for the year then ended.

4 As explained in the Report on Group Operations, the merger of Sanpaolo IMI SpA into Banca Intesa SpA was concluded on 28 December 2006. Following the merger, which took legal, accounting and taxation effect from 1st January 2007, Sanpaolo IMI SpA transferred to Banca Intesa SpA, now Intesa Sanpaolo SpA, assets, liabilities and economic result as of 31 December 2006.

Turin, 29 March 2007

PricewaterhouseCoopers SpA

Lorenzo Pini Prato
(Partner)

Attachments

RECONCILIATION STATEMENTS OF THE RECLASSIFIED CONSOLIDATED FINANCIAL STATEMENTS AND THE CONSOLIDATED FINANCIAL STATEMENTS

RECLASSIFICATION OF CONSOLIDATED STATEMENT OF INCOME FOR 2005 BASED ON THE APPLICATION OF IFRS 5

RECONCILIATION STATEMENT OF NET SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR OF THE PARENT BANK AND OF CONSOLIDATED NET SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR

LIST OF EQUITY SHAREHOLDINGS GREATER THAN 10% OF CAPITAL IN UNLISTED COMPANIES AND LIMITED LIABILITY COMPANIES

RECONCILIATION STATEMENTS OF THE RECLASSIFIED CONSOLIDATED FINANCIAL STATEMENTS AND THE CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation statements of the reclassified consolidated financial statements and the related obligatory financial statements, in compliance with Consob Communication No. DEM/6064293 of 28 July 2006, are provided below.

(€/mil)

ASSETS	31/12/2006	
	Financial Statements	Reclassified
A. Cash and cash equivalents		1,534
caption 10. Cash and cash equivalents	*1,534*	
B. Financial assets (other than credit and assets held to maturity)		80,437
caption 20. Financial assets held for trading	*23,923*	
caption 30. Financial assets designated as at fair value	*20,685*	
caption 40. Available-for-sale financial assets	*35,829*	
C. Financial assets held to maturity		2,872
caption 50. Financial assets held to maturity	*2,872*	
D. Loans to banks		30,058
caption 60. Loans to banks	*30,058*	
E. Loans to customers		157,800
caption 70. Loans to customers	*157,800*	
F. Hedging derivatives		1,020
caption 80. Hedging derivatives	*1,020*	
G. Fair value changes of generically hedged financial assets (+/-)		-
caption 90. Fair value changes of generically hedged financial assets (+/-)	-	
H. Equity shareholdings		893
caption 100. Equity shareholdings	*893*	
I. Technical insurance reserves attributable to reinsurers		46
caption 110. Technical insurance reserves attributable to reinsurers	*46*	
L. Tangible assets		2,951
caption 120. Tangible assets	*2,951*	
M. Goodwill		2,023
caption 130. Intangible assets		
of which: goodwill	*2,023*	
N. Other intangible assets		282
caption 130. Intangible assets (excluding goodwill)	*282*	
O. Tax assets		2,690
caption 140. Tax assets	*2,690*	
P. Non-current assets and discontinued operations		176
caption 150. Non-current assets and discontinued operations	*176*	
Q. Other assets		5,769
caption 160. Other assets	5,769	
Total assets	**288,551**	**288,551**

(€/mil)

LIABILITIES	31/12/2006	
	Financial Statements	Reclassified
A. Due to banks		38,913
caption 10. Due to banks	*38,913*	
B. Due to customers		105,493
caption 20. Due to customers	*105,493*	
C. Securities issued		55,914
caption 30. Securities issued	*55,914*	
D. Financial liabilities held for trading		9,664
caption 40. Financial liabilities held for trading	*9,664*	
E. Financial liabilities designated as at fair value		26,157
caption 50. Financial liabilities designated as at fair value	*26,157*	
F. Hedging derivatives		1,019
caption 60. Hedging derivatives	*1,019*	
G. Fair value changes of generically hedged financial liabilities (+/-)		-97
caption 70. Fair value changes of generically hedged financial liabilities (+/-)	*-97*	
H. Tax liabilities		969
caption 80. Tax liabilities	*969*	
I. Liabilities on discontinued operations		165
caption 90. Liabilities on discontinued operations	*165*	
L. Other liabilities		9,949
caption 100. Other liabilities	*9,949*	
M. Provisions for risks and charges		3,274
caption 110. Provisions for employee termination indemnities	*1,006*	
caption 120. Provisions for risks and charges	*2,268*	
N. Technical reserves		22,540
caption 130. Technical reserves	*22,540*	
O. Minority interests		253
caption 210. Minority interests	*253*	
P. Group net shareholders' equity		14,338
caption 140. Valuation reserves	*1,595*	
caption 150. Redeemable shares	-	
caption 160. Equity securities	-	
caption 170. Reserves	*4,512*	
caption 180. Share premium	*767*	
caption 190. Capital	*5,400*	
caption 200. Own shares	*-84*	
caption 220. Net profit	*2,148*	
Total liabilities and net shareholders' equity	**288,551**	**288,551**

(€/mil)

STATEMENT OF INCOME	2006	
	Financial Statements	Reclassified
A. Net interest income		4,138
caption 10. Interest income and similar revenues	*9,837*	
caption 20. Interest expenses and similar charges	*(4,914)*	
Reclassification of write-backs of discounting of impaired loans	*64*	
Reclassification of the contribution of the insurance business	*(849)*	
B. Net commissions		3,389
caption 40. Commission income	*4,084*	
caption 50. Commission expense	*(878)*	
Reclassification of the contribution of the insurance business	*183*	
C. Income from disposals of credit, financial assets held to maturity and repurchase of non-hedged financial liabilities		85
caption 100. a) Profits (losses) from disposal or repurchase of loans	*80*	
caption 100 c) Profits (losses) from disposal or repurchase of financial assets held to maturity	*-*	
Reclassification of cancellation of hedged liabilities	*5*	
D. Dividends and income from other financial assets and liabilities		889
caption 70. Dividends and similar revenues	*259*	
caption 80. Profits (losses) on financial trading activities	*715*	
caption 90. Fair value adjustments from hedge accounting	*(6)*	
caption 100 b) Profits (losses) from disposal or repurchase of available-for-sale financial assets	*456*	
caption 100. d) Profits (losses) from disposal or repurchase of financial liabilities	*4*	
caption 110. Profits (losses) on financial assets and liabilities designated as at fair value	*(127)*	
Reclassification of cancellation of hedged liabilities	*(5)*	
Reclassification of the contribution of the insurance business	*(407)*	
E. Profits (losses) on equity shareholdings		128
caption 240. Profits (losses) on equity shareholdings	*128*	
F. Income from insurance activities		469
caption 150. Net insurance premiums	*2,865*	
caption 160. Balance of other income/charges arising on insurance activities	*(3,469)*	
Contribution of the insurance business to total operating income	*1,073*	
TOTAL OPERATING INCOME	9,098	9,098
G. Net adjustments to loans		(501)
caption 130. a) Net adjustments/write-backs to loans	*(410)*	
caption 130. d) Net adjustments/write-backs to other financial transactions	*(27)*	
Reclassification of write-backs of discounting of impaired loans	*(64)*	
H. Net adjustments to other financial assets		(12)
caption 130. b) Net adjustments/write-backs to financial assets held to maturity	*(12)*	
NET OPERATING INCOME	8,585	8,585
I. Personnel costs		(2,945)
caption 180. a) Personnel costs	*(3,396)*	
Reclassification to merger costs	*451*	
L. Other administrative costs		(1,552)
caption 180. b) Other administrative costs	*(1,614)*	
Reclassification to merger costs	*62*	
M. Net adjustments to tangible and intangible assets		(401)
caption 200. Net adjustments/write-backs to tangible assets	*(227)*	
caption 210. Net adjustments/write-backs to intangible assets	*(174)*	
- Operating costs (I+L+M)	(4,898)	(4,898)
N. Other net income (expenses)		53
caption 220. Other net income (expenses)	*53*	
O. Impairment of goodwill		-
caption 260. Impairment of goodwill	*-*	
P. Profits (losses) from disposals of investments		28
caption 270. Profits (losses) from disposals of investments	*28*	
Q. Net provisions for risks and charges		(178)
caption 190. Net provisions for risks and charges	*(179)*	
Reclassification to merger costs	*1*	
PRE-TAX OPERATING PROFIT	3,590	3,590
R. Taxes for the period		(1,067)
caption 290. Taxes for the period	*(894)*	
Reclassification to merger costs	*(173)*	
S. Profits (losses) on discontinued operations net of taxes		20
caption 310. Profits (losses) on discontinued operations net of taxes	*20*	
Merger costs net of taxes		(341)
caption 180. a) Personnel costs	*(451)*	
caption 180. b) Other administrative costs	*(62)*	
caption 190. Net provisions for risks and charges	*(1)*	
caption 290. Taxes for the period	*173*	
T. Profit attributable to minority interests		(54)
caption 330. Profit attributable to minority interests	*(54)*	
NET PROFIT	2,148	2,148

RECLASSIFICATION OF CONSOLIDATED STATEMENT OF INCOME FOR 2005 BASED ON THE APPLICATION OF IFRS 5

(€/mil)

		2005 (financial statements)	Reclassification IFRS 5	2005 (comparing column)
10.	Interest income and similar revenues	8,235	(1)	8,234
20.	Interest expenses and similar charges	(3,786)	4	(3,782)
30.	**Net interest income**	**4,449**	**3**	**4,452**
40.	Commission income	4,166	(196)	3,970
50.	Commission expense	(758)	4	(754)
60.	**Net commissions**	**3,408**	**(192)**	**3,216**
70.	Dividends and similar revenues	475	-	475
80.	Profits (losses) on financial trading activities	104	-	104
90.	Fair value adjustments from hedge accounting	(4)	-	(4)
100.	Profit (loss) from sale or repurchase of:	394	-	394
	a) loans	57	-	57
	b) available-for-sale financial assets	347	-	347
	c) financial assets held to maturity	-	-	-
	d) financial liabilities	(10)	-	(10)
110.	Net income from financial assets and liabilities designated as at fair value	219	-	219
120.	**Net interest and other banking income**	**9,045**	**(189)**	**8,856**
130.	Impairment losses/write-backs to:	(442)	(3)	(445)
	a) loans	(437)	(3)	(440)
	b) available-for-sale financial assets	(1)	-	(1)
	c) financial assets held to maturity	-	-	-
	d) other financial transactions	(4)	-	(4)
140.	**Net result of financial activities**	**8,603**	**(192)**	**8,411**
150.	Net premiums	3,599	-	3,599
160.	Balance of other income/charges arising on insurance activities	(4,496)	-	(4,496)
170.	**Net result of financial activities and insurance activities**	**7,706**	**(192)**	**7,514**
180	Administrative costs:	(4,353)	132	(4,221)
	a) personnel costs	(2,839)	70	(2,769)
	b) other administrative costs	(1,514)	62	(1,452)
190.	Net provisions for risks and charges	(53)	2	(51)
200.	Net adjustments/write-backs to tangible assets	(239)	-	(239)
210	Net adjustments/write-backs to intangible assets	(198)	2	(196)
220	Other operating income/expenses	74	-	74
230	**Operating costs**	**(4,769)**	**136**	**(4,633)**
240	Profits (losses) on equity shareholdings	70	(12)	58
250	Net fair value adjustment to tangible and intangible assets	-	-	-
260	Impairment of goodwill	(1)	-	(1)
270	Profits (losses) from disposal of investments	17	(1)	16
280	**Operating profit (losses) before tax from continuing operations**	**3,023**	**(69)**	**2,954**
290	Income taxes for the period	(948)	29	(919)
300	**Net profit (loss) after tax from continuing operations**	**2,075**	**(40)**	**2,035**
310	Profits (losses) on discontinued operations	(35)	40	5
320	**Profit (loss) for the year**	**2,040**	-	**2,040**
330	Profit (loss) attributable to minority interests	(57)	-	(57)
340	**Parent Bank net profit (loss)**	**1,983**	-	**1,983**

RECONCILIATION STATEMENT OF NET SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR OF THE PARENT BANK AND OF CONSOLIDATED NET SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR

(€/mil)

2006	Net profit	Capital and reserves	Total
FINANCIAL STATEMENTS OF THE PARENT BANK	2,140	9,713	11,853
Balance of subsidiary companies consolidated line-by-line	2,184	14,875	17,059
Consolidation adjustments:			
- book value of investments consolidated by the line-by-line method	-	(13,512)	(13,512)
- dividends of consolidated companies	(2,015)	2,015	-
- elimination of goodwill arising on consolidation	-	(914)	(914)
- reversal of profits from disposal of available-for-sale equities	(228)	228	-
- evaluation of shareholdings carried at equity	96	(36)	60
- minority interests	(54)	(199)	(253)
- elimination of writedowns of equity shareholdings evaluated at equity	(2)	108	106
- reversal of disposals of infra-group branches	(2)	(32)	(34)
- tax benefits arising on the merger of Banco Napoli	-	226	226
- debts to minority interests	24	(178)	(154)
- securities placement and infra-group policy	23	(124)	(101)
- other adjustments	(18)	20	2
CONSOLIDATED FINANCIAL STATEMENTS	2,148	12,190	14,338

(€/mil)

2005	Net profit	Capital and reserves	Total
FINANCIAL STATEMENTS OF THE PARENT BANK	1,165	9,730	10,895
Balance of subsidiary companies consolidated line-by-line	2,048	17,005	19,053
Consolidation adjustments:			
- book value of investments consolidated by the line-by-line method	-	(15,390)	(15,390)
- dividends of consolidated companies	(1,113)	1,113	-
- elimination of goodwill arising on consolidation	-	(914)	(914)
- reversal of profits from disposal of available-for-sale equities	(55)	55	-
- evaluation of shareholdings carried at equity	56	(39)	17
- minority interests	(57)	(176)	(233)
- elimination of writedowns of equity shareholdings evaluated at equity	-	108	108
- reversal of disposals of infra-group branches	(32)	-	(32)
- tax benefits arising on the merger of Banco Napoli	-	226	226
- debts to minority interests	-	(151)	(151)
- securities placement and infra-group policy	(26)	(98)	(124)
- other adjustments	(3)	31	28
CONSOLIDATED FINANCIAL STATEMENTS	1,983	11,500	13,483

STATEMENT OF EQUITY INVESTMENTS AS AT 31 DECEMBER 2006 HIGHER THAN 10% OF THE CAPITAL REPRESENTED BY SHARES WITH VOTING RIGHTS IN UNLISTED COMPANIES OR IN LIMITED LIABILITY COMPANIES (IN ACCORDANCE WITH ART. 126 OF CONSOB RESOLUTION NO. 11971 OF 14 MAY 1999) (1)

Name	Investor	Share %
Agricola del Varano S.r.l.	Cassa di Risparmio Padova e Rovigo	26.58
Alilaguna S.r.l.	Cassa di Risparmio Venezia	70.00
Alpifin S.r.l. (in liq.)	Friulcassa	10.44
AMA International S.p.A.	FIN.OPI	14.98
Associazione Nazionale per l'Enciclopedia della Banca e della Borsa	Sanpaolo IMI	12.11
	Banca Fideuram	0.35
		12.46
Azimut - Benetti S.p.A.	Ldv Holding	11.84
	IMI Investimenti	0.08
		11.92
Banca d'Italia	Sanpaolo IMI	8.33
	Cassa di Risparmio Bologna	6.20
	Cassa di Risparmio Padova e Rovigo	1.20
	Cassa di Risparmio Venezia	0.88
	Friulcassa	0.63
	Cariforlì	0.20
		17.44
Banco del Desarrollo S.A.	Sanpaolo IMI	15.71
Banque Espirito Santo et de la Venetie S.A.	Sanpaolo IMI	18.00
Banque Galliere S.A. (in liq.)	Cassa di Risparmio Bologna	17.50
Beato Edoardo Materiali Ferrosi S.r.l.	Cassa di Risparmio Padova e Rovigo	50.00
	Cassa di Risparmio Venezia	50.00
		100.00
Biessefin S.p.A. (in liq.)	Sanpaolo IMI	36.10
Borsa Italiana S.p.A.	Banca IMI	7.94
	Sanpaolo IMI	5.37
	Sanpaolo Bank	0.43
		13.74
Calitri Denim Industries S.p.A. (bankrupt)	Isveimer (in liq.)	14.29
Celeasing S.r.l. (in liq.)	Sanpaolo IMI	100.00
Cen.Ser. Centro Servizi S.p.A.	Cassa di Risparmio Padova e Rovigo	11.60
Centradia Limited (in liq.) (2)	Centradia Goup (in liq.)	100.00
Centradia Services Ltd (in liq.) (2)	Centradia Goup (in liq.)	100.00
Centrale dei Bilanci S.r.l.	Sanpaolo IMI	12.60
Centro Agroalimentare di Napoli Scpa	Sanpaolo IMI	10.50
Centro Factoring S.p.A.	Sanpaolo IMI	10.81
	Cariforlì	0.11
		10.92
Cimos International d.d.	Banka Koper	13.56
Dulevo S.p.A. (bankrupt)	Sanpaolo IMI	16.30
Elvetia Edile S.r.l.	Sanpaolo IMI	100.00
Emporium S.r.l.	Cassa di Risparmio Padova e Rovigo	51.27
Equipe Investments S.p.A.	Cassa di Risparmio Padova e Rovigo	100.00
Esped Spedizioni S.r.l.	Cassa di Risparmio Padova e Rovigo	29.80
Evoluzione 94 S.p.A.	Sanpaolo IMI	5.99
	Cassa di Risparmio Bologna	2.55
	Friulcassa	1.97
		10.51
Fides S.p.A. (bankrupt)	Isveimer (in liq.)	20.00
Fin.Ser. S.p.A.	Cassa di Risparmio Padova e Rovigo	15.00

Name	Investor	Share %
Fin. Tess. S.p.A.	Cassa di Risparmio Padova e Rovigo	98.00
Fonti di Gaverina	Sanpaolo IMI	60.64
Gerard H Polderman S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00
Guiness Peat Aviation ATR Ltd	Sanpaolo IMI Bank Ireland	12.50
IAM Piaggio S.p.A. (in liq.)	Sanpaolo IMI	10.00
	Banca Fideuram	3.86
		13.86
Idra Partecipazioni S.p.A. (in liq.)	Ldv Holding	11.56
Immobiliare dell'Isola Cattaneo S.p.A.	Sanpaolo IMI	48.57
Immobiliare Femar S.p.A.	Cassa di Risparmio Padova e Rovigo	38.57
Immobiliare Peonia Rosa S.r.l.	Sanpaolo IMI	57.00
Immobiliare Santa Caterina S.r.l.	Sanpaolo Banco di Napoli	100.00
Impianti S.r.l. (in liq.)	Sanpaolo IMI	14.16
	Isveimer	5.25
		19.41
Integrated Shipping Company	Sanpaolo IMI	100.00
Istituto per il Credito Sportivo	Sanpaolo IMI	10.81
Isveimer S.p.A. (in liq.)	Sanpaolo IMI	65.40
Ittica Ugento S.p.A.	Sanpaolo Banco di Napoli	26.96
Kall Kwik Italia S.p.A. (in liq.)	Sanpaolo Leasint	15.00
Kish Receivables Co.	Tobuk	20.83
La Compagnia Finanziaria S.p.A.	Sanpaolo IMI	12.09
Leiballi Carni S.p.A.	Cassa di Risparmio Padova e Rovigo	33.33
Marche Capital S.p.A.	Sanpaolo IMI	11.99
Mirano Costruzioni S.r.l.	Cassa di Risparmio Venezia	100.00
Pdp Box Doccia S.p.A.	Cassa di Risparmio Padova e Rovigo	80.00
Pila 2000 S.p.A.	Cassa di Risparmio Padova e Rovigo	37.19
Primorske Novice d.o.o.	Banka Koper	17.12
Print S.r.l.	Banca Popolare dell'Adriatico	100.00
Razvojni Center Mal. Gospod. D.o.o.	Banka Koper	19.53
Sago S.p.A. (3)	Sanpaolo IMI	26.67
Siteba S.p.A.	Sanpaolo IMI	10.45
Soa Nordest S.p.A.	Cassa di Risparmio Padova e Rovigo	15.00
SSB - Società per i Servizi Bancari S.p.A.	Sanpaolo IMI	15.54
	Cariforlì	0.06
	Banca Fideuram	0.02
		15.62
Stoà S.c.p.a.	Sanpaolo IMI	10.20
Tecnoalimenti S.c.p.A. (3)	Sanpaolo IMI	20.00
Tecnobiomedica S.p.A. (3)	Sanpaolo IMI	26.32
Tecnocittà S.r.l. (in liq.)	Sanpaolo IMI	12.00
Tecnofarmaci S.p.A. (3)	Sanpaolo IMI	20.50
Tecnogen S.c.p.a. (3)	Sanpaolo IMI	29.96
Tecnotessile S.r.l. (3)	Sanpaolo IMI	40.00
TO.RO. Tosco Romagnola Soc. Cons. a r.l.	Cariforlì	11.88

(1) This list does not include the equity shareholdings already disclosed in "Part B - Section 10" of the Consolidated Explanatory Notes.
(2) The investor Centradia Group (in liquidation) is under joint control.
(3) Equity shareholdings deriving from transactions pursuant to Italian Law no. 1089 of 25 October 1968 (Applied Research Fund).


END